04021407

MAR 31

P.E.
3/1/04

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: March 2004

Commission File Number: 001-16429

ABB Ltd
(Exact name of registrant as specified in charter)

N/A
(Translation of registrant's name into English)

Switzerland
(Jurisdiction of organization)

P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive offices)

Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

99.1 Annual report to shareholders of ABB Ltd for fiscal year 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 31, 2004

By: /s/ HANS ENHÖRNING
Name: Hans Enhörning
Title: Group Vice President,
Assistant General Counsel

By: /s/ FRANÇOIS CHAMPAGNE
Name: François Champagne
Title: Group Vice President,
Senior Counsel

ABB Group Annual Report 2003
Operational review




ABB











Contents

Caution concerning forward-looking statements

The ABB Group Annual Report 2003 includes forward-looking statements. In the Operational review, such statements are included in "Letter to shareholders," "Chief financial officer's report," "Power Technologies," "Automation Technologies" and "Human Resources" and in the Financial review, such statements are included in "Management discussion and analysis." Additionally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements. We have based these forward-looking statements largely on current expectations and projections about future events, financial trends and economic conditions affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things, the following: (i) the difficulty of forecasting future market and economic conditions; (ii) the effects of, and changes in, laws, regulations, governmental policies, taxation, or accounting standards and practices; (iii) our ability to dispose of certain of our non-core businesses on terms and conditions acceptable to us; (iv) our ability to manage our liquidity and further reduce our indebtedness as planned; (v) the resolution of asbestos claims on terms and conditions satisfactory to us; (vi) the effects of competition in the product markets and geographic areas in which we operate; (vii) our ability to anticipate and react to technological change and evolving industry standards in the markets we operate; (viii) the timely development of new products, technologies, and services that are useful for our customers; (ix) unanticipated cyclical downturns in some of the industries that we serve; (x) the risks inherent in large, long-term projects served by parts of our business; (xi) the difficulties encountered in operating in emerging markets; and (xii) other factors described in documents that we may furnish from time to time with the U.S. Securities and Exchange Commission, including our Annual Reports on Form 20-F. Although we believe that the expectations reflected in any such forward-looking statements are based on reasonable assumptions, we can give no assurance that they will be achieved.

We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

About ABB

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries.

ABB is headquartered in Zurich, Switzerland. ABB Ltd shares are traded on the stock exchanges in Zurich/London, Stockholm, Frankfurt and New York.

The ABB Group was formed in 1988, when the Swedish Asea and the Swiss BBC Brown Boveri merged under the name ABB. Asea's history dates back to 1883. BBC Brown Boveri was founded in 1891.

ⓘ To find out more, visit: www.abb.com/about


ABB

Key figures and highlights
Core businesses post strong results

2003 highlights

- Power and automation businesses exceed profitability targets
- Capital strengthening program a success
- Mainly non-cash losses in Discontinued operations biggest factor in full-year net loss
- Core divisions generate cash from operations of almost $1.5 billion
- Major steps taken in divestment program

Group revenues
(2002 $17,466m)

$18,795m

Group EBIT
(2002 $346m)

$656m

Net loss
(2002 $783m)

$767m

Media inquiries e-mail:
media.relations@ch.abb.com

Analyst and investor inquiries e-mail:
investor.relations@ch.abb.com

Revenues by region


4
3
2
1

1 Europe 55%
2 The Americas 19%
3 Asia 18%
4 Middle East and Africa 8%

Employees by region


4
3
2
1

1 Europe 61%
2 The Americas 16%
3 Asia 13%
4 Middle East and Africa 10%

Core division revenues ($ millions)


Power Technologies
Automation Technologies
6,776
8,496
6,963
8,464
7,680
9,897
01
02
03

Core division EBIT ($ millions)


Power Technologies
Automation Technologies
405
514
433
517
563
773
01
02
03

Total ABB Group

Year ended December 31 (U.S. dollar amounts in millions except per share and % data)

	2003	2002
Orders received	**18,703**	17,352
Revenues	**18,795**	17,466
Earnings before interest and taxes (EBIT)	**656**	346
Loss from discontinued operations	**(853)**	(858)
Net income (loss)	**(767)**	(783)
Stockholders' equity	**3,026**	1,013
Capital expenditure, excluding purchased intangible assets	**399**	436
Research and development expenditure	**613**	547
Order-related development expenditure	**317**	248
EBIT margin	**3.5%**	2.0%
Return on equity	**(38.0%)**	(52.4%)
Net cash flow from operating activities	**(161)**	19
Number of employees	**116,464**	139,051

Basic earnings (loss) per share

Income (loss) from continuing operations	**0.07**	0.07
Net income (loss)	**(0.63)**	(0.70)

Diluted earnings (loss) per share

Income (loss) from continuing operations	**0.07**	(0.10)
Net income (loss)	**(0.63)**	(0.83)

Letter to shareholders
Chairman and CEO, Jürgen Dormann
Technology key to turnaround



Jürgen Dormann
Chairman and CEO
"To safeguard ABB's technology edge, we increased investment in research and development to $930 million in 2003 from $795 million in 2002."

Achievements

- Core division EBIT up 40 percent
- Raised more than $4 billion in capital markets
- Total debt reduced on target
- Gearing ratio (total debt divided by total debt plus stockholders' equity including minority interest): 70 percent in 2003
- Lowered cost base by $655 million

Targets*

- Revenues: four percent annual average growth in local currencies 2002–2005
- EBIT margin: eight percent in U.S. dollars by 2005
- Total debt: $4 billion by year-end 2005
- Gearing ratio (total debt divided by total debt plus stockholders' equity including minority interest): 50 percent in 2005
- Lower cost base by $900 million by mid-2004

*** Revenue and margin targets exclude major acquisitions, divestments and business closures.**

We had another challenging year at ABB. The turnaround is progressing well.

Our core Power Technologies and Automation Technologies businesses delivered significantly higher earnings before interest and taxes (EBIT) and cash flow in 2003.

Peter Smits, head of Power Technologies (see page 13), and Dinesh Paliwal, head of Automation Technologies (see page 21), increased efficiencies and performance to produce solid EBIT margin improvements. In early 2004, they further streamlined their businesses with an eye to ensuring future profitable growth.

And despite mixed markets, reported orders and revenues for the full year 2003 continued to grow. This is a clear sign that our customers continue to rely on our high quality products, systems and services – to increase performance with lower environmental impact, less use of natural resources and less waste.

Investing more in R&D

To safeguard ABB's technology edge, we increased investment in research and development to $930 million in 2003 from $795 million in 2002. That's around five percent of revenues. We turned out a large number of new products from our ten research programs this year. A list of our 50 groundbreaking ABB technologies is published in this report (see page 29).

Peter Voser, our chief financial officer, led a key achievement in 2003, firming up our balance sheet with a three-part financing plan. It involved a capital increase, a bond offering and a new credit facility (see page 6 for more information). The positive reception in financial markets was another sign of confidence in ABB. Thank you for your support in this initiative. Total debt was reduced on target including the bond issue in December 2003.

Net loss and reducing costs

Alongside all this good news we posted a net loss in 2003. Mainly non-cash losses in Discontinued operations – in the downstream oil and gas and reinsurance businesses – were the biggest factors in the full year $767 million net loss. Agreements to divest parts of these businesses have been concluded and the sales are expected to close in 2004, subject to certain conditions.

Taking into consideration the net loss reported for the year, the board of directors proposes that no dividend be paid for 2003.

Gary Steel, head of human resources (page 30), led the Step change cost reduction team, which saved us $655 million for the full year, ahead of our target of $900 million by mid-2004.

The combination of divestments and cost reductions puts ABB on a much stronger footing. We are lean at around 115,000 employees compared to 146,000 when we started the cost reduction – and divestment – programs, which means we are nimble and positioned for profitable growth. We also have the right leaders and the right corporate governance charter (page 38) in place to foster sound management.

Market development and strategy

Based on current estimates, we expect demand in most markets to continue to grow in 2004 compared to the year before, especially in the second half of the year. Economic growth in Asia is expected to remain robust, and a recovery is forecast to begin in Europe and the U.S. later in the year.

We believe that this market development, combined with continued planned cost reductions and divestments, will lead to a further improvement in profitability in 2004 compared to 2003.

Now, some information on our strategy. In the last 12 months, we have conducted a thorough review of global market dynamics and our core strengths. We found that we only need to fine-tune operations – not overhaul our portfolio. We will not base growth on major acquisitions or dramatically diversify our strong set of core power and automation technologies.

We will migrate part of our operations base from Europe, where we are over-invested, to higher-productivity parts of the world like Asia. Quality remains paramount, regardless of where we make our products. Each and every product must meet "Made in ABB" standards. To facilitate this cost migration, we must transfer technology know-how. We have had good success transferring technology from Switzerland, Germany and Italy, for example, to ABB factories in Vadadora, Beijing and Xiamen. You will see more of this.

And, we will better manage the U.S. market. We have moved our automation technologies headquarters to the U.S. and teamed senior managers in the U.S., Canada and Mexico to better tap the potential of the North American markets.

The power of our people

Our strengths are in technology and our pioneering spirit. We contribute to economic, environmental and social development wherever we do business. Measuring our performance on the so-called triple bottom line (see page 32), we are putting ABB back on the path to profitable, sustainable growth.

On behalf of the board of directors, and on behalf of you, our shareholders, I would like to thank our employees. Their skills, dedication to our customers and fighting spirit have seen us through these difficult times.

Together, we are looking forward to a better year ahead.

Sincerely,

Jürgen Dormann

Jürgen Dormann
Chairman and CEO, ABB Ltd

Chief financial officer's report
Peter Voser
Strengthening the balance sheet

In 2003, the two core divisions continued to improve their profitability in challenging markets and exceeded their profit margin targets for the year. Most of the improvement came from permanent cost reductions of more than $400 million – $655 million for the ABB Group as a whole – through the Step change program. Higher earnings together with improved working capital resulted in significantly stronger cash flow.

These strong operational results go hand in hand with the success of our finance strategy, aimed at rebuilding the balance sheet and providing the liquidity our core divisions need to secure long-term growth and profitability. This strategy had two elements: the divestment of non-core businesses, using the proceeds to pay down debt; and a capital strengthening program carried out in the second half of 2003.

Divestment program

In 2003 we sold most of the Building Systems business, most of our remaining Structured Finance business, parts of our Equity Ventures portfolio, and all of our renewable energy investments. These transactions generated more than $1.2 billion in cash proceeds.

We also announced two further divestments that we expect to close by the middle of 2004. One is the sale of our upstream oil and gas business for an initial purchase price of $925 million and a potential deferred consideration of up to $50 million. The sale is subject to the customary approvals and the completion of compliance matters under review.

The other divestment was our reinsurance business. In addition to generating cash proceeds of about $425 million, this divestment will remove insurance-related assets and liabilities that have made it difficult for our investors to truly assess the quality of our balance sheet. These included, for example, some $1.7 billion in cash and marketable securities that were tied to insurance obligations and not available to the rest of the company.

Capital strengthening program

The capital markets side of our strategy was initiated in August with the successful launch of a CHF 1 billion (around $750 million) convertible bond. The issue was eight times oversubscribed, an encouraging reaction to our first step back into the capital markets.

This set the stage for our $4 billion, three-pillar capital strengthening program, launched in November. The heart of the program was a CHF 3.1 billion (approximately $2.5 billion) rights issue. Again, the market responded favorably and more than 99 percent of the rights were converted into ABB shares. The second pillar was the launch of a euro 650 million (around $750 million) straight bond, which was five-times oversubscribed. Finally, we negotiated an unsecured $1 billion credit facility as a back-up instrument. We did not intend to draw on it and have not done so. We have since paid back and cancelled the previous $1.5 billion secured bank facility.

Our capital strengthening measures and the cash proceeds from divestments have brought our balance sheet back to levels appropriate to run a global industrial company. We have reduced our net debt, defined as total debt less cash and marketable securities, to about $2.7 billion from more than

$5 billion at the end of 2002. Shareholders' equity increased to more than $3 billion at the end of 2003 from just over $1 billion at the end of 2002. Our gearing level, defined as total debt divided by total debt plus shareholders' equity including minority interest, has been cut to 70 percent, our target for the end of 2003. Our long-term debt repayments of some $600–800 million a year can now be met through the cash flow from operations of our core divisions.

Outlook

With this stronger balance sheet, ABB has given its two core divisions, Power Technologies and Automation Technologies, the solid base they need to capture future business opportunities as the expected economic recovery begins to take hold.

Our eyes are now on our 2005 finance targets, which remain unchanged: total debt of $4 billion and gearing of 50 percent. We will drive our finance strategy forward in 2004 with these goals in mind. We intend to pay down debt and, on the divestment side, to sell the remaining Building Systems business in Germany this year, along with the downstream oil and gas business. Once these transactions are done, the divestment program will be essentially complete. ABB's improved financial situation will allow us to divest the remainder of our Equity Ventures portfolio when we can get the best value. Our aim remains to regain ABB's investment grade credit rating as soon as possible.

Our efforts to strengthen ABB's financial base, and the strong operational performance of our core divisions, were rewarded with renewed investor confidence in 2003. This year, the focus will remain on operational excellence linked to a solid capital structure. We believe this is the right strategy to secure long-term growth and profitability.



Peter Voser
Chief financial officer
"Our capital strengthening measures and divestment program have brought our balance sheet back to the levels needed to run a global industrial company."

Gearing levels ($ billions)



Total debt
Total shareholders' equity (including minorities)
90%
70%
50%
1.0
3.0
4.0
7.9
7.9
4.0
02
03
05*
*Target

Our gearing level, defined as total debt divided by total debt plus shareholders' equity (including minorities), has been cut to 70 percent, our target for the end of 2003. For 2005, our gearing target remains 50 percent, on gross debt of $4 billion.

ABB's executive committee
The management team

From left to right:
Peter Voser,
Peter Smits,
Jürgen Dormann,
Dinesh Paliwal
and Gary Steel.



Jürgen Dormann
Chairman and CEO
German citizen, 64, joined ABB as a board member in 1998, became chairman in late 2001 and CEO in late 2002.

Peter Voser
Executive committee member and CFO
Swiss citizen, 46, joined ABB as CFO in early 2002, has a stewardship role for Switzerland and the Middle East and Africa.

Peter Smits
Executive committee member and head of Power Technologies
German citizen, 53, joined ABB in 1980 and became a member of the executive committee in January 2001. Has a stewardship role for China, Russia and Europe (except the U.K., Ireland and Switzerland).

Dinesh Paliwal
Executive committee member and head of Automation Technologies
Indian citizen, 46, joined ABB in 1985 and became a member of the executive committee in January 2001. Has a stewardship role for India and the Americas. Country manager for ABB in the U.S.

Gary Steel
Executive committee member and head of Human Resources
British citizen, 51, joined ABB in January 2003, has a stewardship role for North, Central and Southeast Asia and Pacific, the U.K. and Ireland.

ABB at a glance
Sharpening our focus on power and automation technologies

The Power Technologies division has merged two business areas into one to pursue productivity and efficiency gains. The former Distribution Transformers and Power Transformers business areas, which shared many locations, were merged to form a single Transformers business area. The merger should help reduce product overlaps, enable more efficient research and development, and improve supply chain management.

The Automation Technologies division has merged six business areas into three, also to increase productivity and cut costs. The former Control Platform and Enterprise Products, Paper, Minerals, Marine and Turbocharging, and Petroleum, Chemicals and Consumer business areas were combined to form one Process Automation business area. The former Drives and Motors and Low-Voltage Products and Instrumentation business areas were combined to form one Automation Products business area. And, lastly, the Robotics, Automotive and Manufacturing business area was renamed Manufacturing Automation.

The organizational changes took effect January 1, 2004.

ABB signed a final agreement to sell the upstream business in its Oil, Gas and Petrochemicals division to a consortium of equity investors, which is expected to be complete in 2004. The downstream business is also intended for divestment in 2004. Both are reported under Discontinued operations, which do not contribute to ABB's revenues and earnings before interest and taxes (EBIT), but are used in the calculation of net income.

Power Technologies

Division head
Peter Smits

ABB Power Technologies serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.

Business areas
- Transformers
- Medium-Voltage Products
- High-Voltage Products
- Power Systems
- Utility Automation Systems



ABB pioneered switchgear technology, used by utilities to switch electric current, and remains a world leader in both technological innovation and market share.

To find out more visit: www.abb.com/ptd

Automation Technologies

Division head
Dinesh Paliwal

ABB Automation Technologies blends a customer-focused product, service and system portfolio with end-user expertise and global presence to deliver solutions for measurement, control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.

Business areas
- Automation Products
- Manufacturing Automation
- Process Automation



Variable speed drives from ABB improve the efficiency of electric motors. They save enough energy to power millions of homes and businesses while eliminating more than 60 million tons of CO_2 emissions a year.

To find out more visit: www.abb.com/atd

Other activities

Discontinued operations
- Reinsurance
- Oil, Gas and Petrochemicals
- Asbestos
- Other divested businesses

Non-core activities
- Equity Ventures
- Remaining Structured Finance
- Building Systems
- New Ventures

Corporate
- Headquarters/stewardship
- Research and development

Power Technologies
We make power possible

ABB produces more than half a million transformers per year. This high-end, 330-ton transformer was built in Sweden for a project in the U.S.





Peter Smits
Head of ABB's Power Technologies division
"We had a good year. The focus will stay on fast deliveries, productivity improvements and high-quality technology."

Business areas* and percentage of revenues 2003


1
2
3
4
5
6

1 Power Systems 28%
2 Medium-Voltage Products 17%
3 High-Voltage Products 16%
4 Utility Automation Systems 15%
5 Power Transformers 14%
6 Distribution Transformers 10%

*** Effective January 1, 2004, ABB merged its two transformer business areas into one new business area called Transformers.**

EBIT 2002–2003 ($ millions)


433
563
02 03

Cash flow from operations ($ millions)


335
616
02 03

Major orders and contracts

1 Five-year, $500 million frame agreement for power and automation components with Bombardier Transportation
2 $350 million service contract in the U.K.
3 $90 million flexible AC transmission systems (FACTS) order in U.A.E.
4 $31 million order for power distribution substations in Algeria

To find out more visit: www.abb.com/ptd

ABB Power Technologies serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.

Power technologies are used to transform, convert or apply electrical power in order to transmit and distribute it to consumers.

The division employs around 39,000 and has 150 manufacturing sites around the world.

Performance 2003
In local currencies, orders up four percent and revenues flat (three percent on a comparable basis). Earnings before interest and taxes (EBIT) up 30 percent in U.S. dollars, EBIT margin up to 7.3 percent from 6.2 percent, and cash flow from operations up 84 percent.

Market demand 2003
Continued strong growth in Asia, the Middle East and Africa, good growth in Eastern Europe and mixed in Western Europe. Low growth in North America, but signs of upturn in fourth quarter.

Lowering costs 2003
The Step change productivity improvement program led to around $200 million in savings in 2003 through personnel costs, overhead, product and site rationalizations, better quality and supply chain management.

Strategic priorities 2004
Improve cycle times, productivity and costs. Leverage installed base of products and systems to capitalize on retrofit and service opportunities. Target high-growth regions and high-end technologies, for example, to prevent blackouts.

Targets
Revenue growth of 5.3** percent and EBIT margin of 10.0 percent for 2005.

** Compound annual growth rate 2002 – 2005 excluding major acquisitions, divestments and business closures.

Power Technologies
Transformers

The former Distribution Transformers and Power Transformers business areas, which share many locations, were merged to form a single Transformers business area at the beginning of 2004. The merger should help reduce product overlaps, enable more efficient research and development, and improve supply chain management.

The combined Transformers business area had revenues equivalent to $2 billion in 2003 and employs around 13,000 employees in more than 50 factories around the world. Every fourth high-voltage transformer sold in the world is from ABB. The business area sells a wide range of transformers – from single-phase transformers to small, medium and large distribution transformers, reactors, traction, phase-shifting, converter and extra high-voltage transformers.

Keeping the power flowing through Europe

ABB is helping TERNA, which owns 95 percent of the power transmission network in Italy, import surplus power from France.

The transmission corridor between France and Italy is one of several bottlenecks in Europe, where the existing interconnections are not secure – meaning that failures can cascade through a power grid.

To ease the congestion, ABB is supplying TERNA with two phase-shifting transformers to increase the capacity of the existing lines and optimize the transmission of power through the corridor.

The two transformers will control the flow of power through the interconnection and balance out system overloads and underloads. Weighing 780 tons, they are two of the largest and most powerful transformers that ABB has ever supplied.

Italy imports 15 percent of its electricity, mostly from France and Switzerland, and depends on this link to maintain a high safety margin during peak demand.

Diamonds are forever

ALROSA Co. Ltd. is Russia's largest diamond company, engaged in exploration, mining, manufacture and sale of diamonds. It is also the world's second biggest diamond producer, accounting for some 20 percent of global rough diamond production, operating a number of mines in the Mirny region of eastern Siberia.

Siberia is one of the harshest environments on earth, where severe cold puts enormous stresses on diamond exploration equipment. So when ALROSA built a new diamond washhouse, it installed ABB's unique RESIBLOC distribution transformers.

RESIBLOC is the only dry transformer technology currently used in places where temperatures can fall to –60°C, a crucial factor leading to the contract.

Transforming transformers

ABB signed a five-year, $500-million deal with Bombardier Transportation in 2003 for railway components like traction transformers, traction motors, power semiconductors, power electronic products and low-voltage apparatus.

Traction transformers are mounted on locomotives to ensure power supply to the motors. Due to limited space, locomotives have no back-up system, so the transformers must be fail-safe.

This long-term deal captures perfectly ABB's strategy to partner with long-time customers like Bombardier. The two companies are together targeting a reduction in the time it takes to make products and deliver them. They are also sharing design processes to boost production efficiency and streamline business processes.

It is the first such agreement signed by Bombardier with any of its suppliers.

Power Technologies
Medium-Voltage Products

ABB is the recognized market leader in Medium-Voltage Products with $1.5 billion in revenues and around 7,000 employees. Switchgear and circuit breakers are the key products, which are sold mostly to utilities, industrial end-users and channel partners. The business area develops, manufactures and sells a wide range of circuit breakers and contactors, fuses, sensors, switches, vacuum interrupters and outdoor distribution products. Market coverage is weighted toward Western Europe, North America, Asia and the Middle East.

Switchgear with better communications skills
Microprocessor-based protection units, such as ABB's REF542plus, bring intelligence to "dumb" medium-voltage substations, combining measurement, monitoring, protection, control and self-diagnosis in one package.

Medium-voltage switchgear is designed to switch down distributed power voltage to levels that are useful to power utilities and heavy industries such as steel works, paper mills and petrochemical plants. These electrical workhorses are all around us – but no longer as conspicuous as they used to be, because they take up less space.

Switchgear is also equipped with circuit breakers that interrupt power, either automatically in case of electrical failure, or manually to allow for maintenance work. These circuit breakers need help to detect a fault before cutting power in a matter of milliseconds. This is exactly what the REF542plus does. It identifies the fault, trips the breaker and alerts the operator of any fault that requires action.

The new release also features SMS support to further help service technicians. Any event registered by the unit can be sent as a regular text message (SMS) to the technician's cell phone. The technician can then connect to the switchgear via the Web, access the unit and analyze the data needed to correct the problem.

Helping China prepare for the Olympic Games
Authorities in Beijing expecting a massive influx of visitors for the 2008 summer Olympic Games turned to ABB for help in expanding the city's metro system.

Beijing's metro system consists of 100 kilometers of track, which can only handle about ten percent of the city's 12 million inhabitants. In advance of the Olympics, city planners are tripling its length.

The Beijing Metro Group hired ABB to provide medium-voltage switchgear to power the new light rail running from Xizhimen to Dongzhimen, part of the municipal government's ongoing ten-year plan to meet the needs of the 2008 games.

"We have to get a lot of people from point A to point B," says Wu Youyou, vice director and senior engineer with Beijing Metro. "ABB's technology is environmentally sound, of high quality and very reliable."

Wu Youyou says eight metro lines are currently under construction or slated for construction.

"The most advanced line in terms of construction is the one where we've partnered with ABB," says Wu Youyou.

In early 2003, ABB also won an $18 million order for medium-voltage gas-insulated switchgear (GIS) for Guangzhou metro line 3 and Shenzhen metro line 1. It was ABB in China's largest-ever medium-voltage order.

Power Technologies
High-Voltage Products

ABB's High-Voltage Products business area is more than twice as large in terms of revenues as its closest competitor, with revenues around $1.4 billion in 2003. Around 6,000 people work in the business area, whose products include high-voltage switchgear, high-current systems and cables. Utilities are the biggest customer, followed by channel partners and industrial end-users. We export mostly from Europe to all parts of the world, but have balanced production in Europe, North America and China.

Generator circuit breaker systems set new world record

With an 80 percent market share, ABB is the world's largest producer of generator circuit breaker systems, which are mainly used to protect generators and power transformers in power plants. We built this position using gas technology like the proprietary self-blast breaker system, which captures energy from the powerful electric arc produced when a circuit is interrupted. This in turn creates sufficient gas pressure to extinguish the arc.

Customers increasingly require the specification, ordering, building and delivery of such equipment to be faster and more efficient.

So ABB created a range of generator circuit breaker systems that over time will replace almost 90 percent of its current offering in this market. Called HECS, or high-energy current system, it's a family of seven modular systems covering the full range of different power station applications, including gas turbine, steam, nuclear or hydro, and power ratings.

The generator circuit breaker systems are compact, and offer extraordinarily high breaking power for their size. They have established a world record in switching high currents up to 130,000 amperes with self-blast technology and are guaranteed for 20,000 close/open operations, compared to 15,000 in the systems being replaced.

The annual market for generator circuit breaker systems is expected to total more than $100 million a year by 2005.

ABB's unique qualifications secure giant power project

The Bureyskaya hydropower project is the key to economic growth in the Russian Far East – a vast, underdeveloped region that covers the eastern third of the world's biggest country.

When completed in 2009, Bureyskaya will be the biggest power plant in the Russian Federation, with a capacity of 2,000 megawatts.

United Energy System (UES), the national utility, selected ABB to supply gas-insulated switchgear (GIS) for what is officially classified as a project of national importance.

ABB pioneered GIS technology in the 1960s and remains the world leader in both technological innovation and market share.

The compact size of ABB's GIS – 90 percent smaller than conventional air-insulated switchgear – is crucial in a hydropower plant where space is severely limited.

In a place where temperatures may drop as low as –57°C and fluctuate widely from day to day, reliability and secure knowledge that the switchgear meets Russian, as well as international standards, is critically important.

ABB is the only supplier in Russia with extensive accreditation from UES, and the only company to have been given product certification for 500 kV gas-insulated switchgear for compliance with Russian standards.

ABB is the market leader in high-voltage direct current (HVDC) systems like the one pictured here in China. HVDC increases transmission capacity while stabilizing networks.



Power Technologies
Power Systems

ABB is the recognized market leader in Power Systems and the industry benchmark for technology, quality and delivery time. In 2003, the business area had $2.3 billion in revenues and roughly 8,000 employees.

Transmission and distribution substations are key product lines. Power lines, flexible alternating current transmission systems (FACTS) and high-voltage direct current (HVDC) systems, are technologically advanced concepts to increase transmission capacity and stability in power networks, which give ABB its competitive edge. HVDC and FACTS are supported by an in-house power semiconductor factory.

The business area sells mostly to utilities, but also to industrial end-users, and is complemented by a consulting and power systems services arm. Orders and revenues are fairly balanced among the Americas, Europe, the Middle East and Africa, and Asia-Pacific.

Getting the FACTS right

New technology from ABB will improve power transmission by 80 percent in a part of Saudi Arabia that's prone to summer power shortages.

A $90 million flexible AC transmission system (FACTS) in the Riyadh area will bring more power to consumers at a lower investment cost and with less environmental impact than the alternative: building costly new transmission lines or generating facilities.

ABB will design, manufacture, install and commission four series compensation units in the existing 380-kilovolt transmission corridor between the eastern and central regions of the Saudi Electricity Commission (SEC) grid.

Series compensation is the part of FACTS technology that increases the power capacity of existing grids, while maintaining or improving grid stability.

ABB will also expand a 230-kilovolt substation, install a 300-kilometer high-speed fiber optic telecommunication link, and build an auxiliary power feeder and related equipment.

ABB is a leader in the growing field of FACTS, having won 40 contracts worth more than $600 million in the past three years.

Power to the people

ABB's high-voltage direct current (HVDC) power transmission link between the Three Gorges dam and Changzhou set a new world record for reaching power levels of 3,300 megawatts on one transmission line in 2003.

The vast majority of China's power generation takes place in the western provinces, but is used in large eastern cities like Shanghai and Guangzhou. Yuan Qing-yun, of the State Grid Corporation, says HVDC is the key technology that will help cut 40 to 50 million tons of raw coal consumption per year. This will in turn eliminate around 100 million tons of CO_2 – a contributor to the greenhouse effect.

"The western provinces have large reserves of water resources, like the Yangtze river," she says, "and heavy industry – the demand for power – is in the east."

The link started to transmit power in December 2003, nearly one year ahead of industrial standard. Another HVDC link of the same size between the Three Gorges dam and Guangdong is scheduled for completion later this year. ABB's patented HVDC light tecnology has won several environmental awards and helped restore power to Long Island after blackouts in 2003.

Power Technologies
Utility Automation Systems

Utility Automation Systems, with its system engineering expertise, is a clear market and technology leader. In 2003, the business area earned around $1.3 billion in revenues.
It has about 5,500 employees, and is focused on automation, control and protection systems for power generation, power transmission and distribution networks, the energy market and water management. Substation automation and protection products, systems and complete utility communication networks round off its utility solution offerings. Europe, the Middle East and the U.S. are key markets, while activities in Asia are expanding.

Power plant automation on the cutting edge
Intermountain Power Service Corporation (IPSC) wanted "the latest state-of-the-art control systems" for its 1,800 megawatt coal-fired power plant in Utah.

IPSC operates the plant on behalf of 36 municipal and cooperative utilities in Utah and southern California. Almost half the power generated by IPSC is for the Los Angeles Department of Water and Power, the biggest municipal utility in the U.S.

Built in the 1980s, the power plant was in need of a new control system. The existing system was becoming obsolete and spare parts were difficult to obtain.

"We needed to make sure that ten years from now we will still be on the technology cutting edge," says Bill Morgan, lead project engineer at the plant.

IPSC awarded the contract to ABB for best control system solution, best price and unique application expertise.

The solution – distributed control systems – integrates those aspects of the existing system that IPSC wanted to retain with ABB's Industrial IT platform – an open architecture that will enable IPSC to remain on the cutting edge for years to come.

Energy trading comes of age
China will use ABB's energy management technology to increase grid efficiency and, for the first time ever, facilitate regional power trading.

"ABB was selected over other bidders due to its superior technology and delivery record for similar systems," said Xu Hang, deputy general manager, East China Electrical Power Group Corporation.

In 2003, the Chinese government finalized the priorities of its electricity market. As a result, ABB will install an energy management system at the customer's network center to supervise and control the power transmission network and optimize operations.

ABB will also install a special market system for regional energy trading in East China to facilitate electricity trading between market participants – including one municipal and four provincial utility companies.

The order shows that energy trading is moving beyond the borders of deregulated markets like the U.S., the Nordic countries and the U.K.

Automation Technologies
We deliver asset efficiency

Process automation from ABB forms the "nerve center" of complex industrial and utility processes, putting operators in command of variables influencing productivity, quality, safety and environmental performance.





Dinesh Paliwal
Head of ABB's Automation Technologies division
"We performed well despite challenging markets. We will continue to drive operational excellence while targeting Asia and North America as our high potential markets."

Business areas* and percentage of revenues 2003



1
2
3
4
5
6

1 Low-Voltage Products and Instrumentation 27%
2 Paper, Minerals, Marine and Turbocharging 21%
3 Drives, Motors and Power Electronics 17%
4 Robotics, Automotive and Manufacturing 14%
5 Petroleum, Chemicals and Consumer 14%
6 Control Platform and Enterprise Products 7%

*** Effective January 1, 2004, ABB merged its six automation business areas into three: Automation Products, Manufacturing Automation and Process Automation.**

EBIT 2002–2003 *($ millions)*



517
773
02
03

Cash flow from operations *($ millions)*



524
848
02
03

Major orders and contracts

1 $173 million in contracts for gas compressor stations in Poland
2 $135 million service contract with Werk Bobingen in Germany
3 $50 million service contract with Carter Holt Harvey in New Zealand
4 $21 million steel line contract from China's Ningbao Baoxin Group

To find out more visit: www.abb.com/atd

ABB Automation Technologies blends a customer-focused product, service and system portfolio with end-user expertise and global presence to deliver solutions for measurement, control, motion, protection, and plant optimization across a broad range of industrial, utility, and building industry customers.

The division employs around 55,000 and has some 150 manufacturing, application and software centers worldwide.

Performance 2003
Exceeded all financial targets. In local currencies, orders up two percent and revenues up three percent (four percent on a comparable basis). Earnings before interest and taxes (EBIT) up 50 percent in U.S. dollars, EBIT margin up to 7.8 percent from 6.1 percent, and cash flow from operations up 62 percent.

Market demand 2003
Continued growth in Eastern Europe, mixed in Western Europe, low in North America (but signs of an upturn), steady in Latin America, strong growth in Asia, the Middle East and Africa.

Lowering costs 2003
The Step change productivity improvement program led to $245 million in savings in 2003 through improvements in personnel costs, overhead, product and site rationalizations and better supply chain management.

Strategic priorities 2004
Continue to improve costs and productivity, aggressively push service. Leverage large installed base with targeted product, industry and regional strategies. Broaden strong technology position with customer-focused R&D and new product portfolio.

Targets
Revenue growth of 3.3** percent and EBIT margin of 10.7 percent for 2005.

** Compound annual growth rate 2002-2005 excluding major acquisitions, divestments and business closures.

The Process Automation business area, formed at the beginning of 2004, employs about 21,500 and had revenues equivalent to about $4 billion in 2003. It combines the resources of three former business areas: Control Platform and Enterprise Products; Petroleum, Chemical and Consumer; and Paper, Minerals, Marine and Turbocharging.

The new business area focuses on solutions for oil and gas, metals and mining, pulp and paper, marine, chemicals and life sciences. Its technologies include a full family of on-line product quality sensors, industry-specific analyzers, process control systems, collaborative production management systems, marine solutions and turbochargers.

Largest among these is the design of solutions for control and plant optimization in the process and utility industries, where division personnel apply their extensive knowledge of customer processes to application-specific requirements. Marine sector solutions include propulsion, power generation and distribution, and ventilation. ABB turbochargers add performance, fuel and environmental efficiency to large gasoline and diesel engines.

The integration of core measurement and control products and systems with end-user solutions in one business area simplifies the value chain for serving process industry customers. ABB Process Automation is a geographically diverse business, with strategic hubs of activity in the U.S., Europe, India, China, and Southeast Asia.

Extended automation

So far, automation has been focused on manufacturing assets rather than human assets. This is changing. ABB's new system 800xA extends the scope of automation beyond process control to include all plant automation functions, making them accessible to any user from a single user interface.

One good example: System 800xA allows you to shift from a preventive maintenance scheme to a far more cost-effective predictive maintenance scheme. You can actually have the system notify the relevant personnel in case of an event that may cause a degradation of the plant's performance. This will allow you to eliminate many unnecessary scheduled checks – for example, 60 percent of all scheduled pressure transmitter interventions indicate no failure – and significantly cut maintenance costs.

Here is how it works: System 800xA includes asset monitors that track the internal conditions of field devices to continuously monitor the status of all assets and identify any events that occur. The system analyzes the severity of the events, notifies the relevant personnel when a limit is reached, and recommends or initiates the appropriate action.

The nerve center of an oil platform

ABB technology is helping to control, supervise and manage one of the most complex and challenging oilfields on the Norwegian shelf.

Norsk Hydro's Grane platform went onstream in October 2003, producing up to 214,000 tons of oil a day. Grane oil is heavy and viscous and reservoir pressure is low, so the oil has to be forced out of the reservoir by pumping natural gas into injection wells from a gas field 50 kilometers away.

Norsk Hydro spent more than ten years investigating the field and possible recovery methods before it was viable. The nerve center of the platform, and the complex recovery process it houses, is an Industrial IT-based automation system supplied by ABB.

Project execution has been excellent, and the project has been on schedule at all times, says Norsk Hydro of its $2.3 billion investment in the field.

The ABB system includes control, supervision, safety, emergency shutdown, utility automation, process information management, and an interface with the fire and gas systems.

ABB has sold more robots than any other company – more than 100,000. They paint, weld, cut, finish and package in nearly every industry, from automotive to mobile phones.


ABB

Automation Technologies
Manufacturing Automation

The Manufacturing Automation business area had revenues of about $1.4 billion in 2003. It is supported by more than 6,500 employees around the world. ABB has the world's largest installed base of industrial robots – more than 100,000 – and sells robots and related equipment and software to the automotive, material-handling, foundry and packaging industries.

The business area also develops standardized manufacturing cells for machine tending, welding, cutting, painting and finishing. Packaged ABB solutions for press automation, paint process automation and power train assembly are provided to leading automakers.

ABB robots perform operations such as lifting, assembly and finishing with exceptional speed and precision, while protecting human operators from once-hazardous tasks. Although robot capacity has increased dramatically (ABB models maneuver loads greater than 500 kg), the development focus also spans tools for easier programming and faster changeover. ABB software allows configuration and testing of new robot tasks in a "virtual" offline environment, for easy download to production systems.

Manufacturing Automation research and development and manufacturing are focused in the U.S. and Sweden – near major automotive centers. Market coverage is weighted toward the Americas, Western Europe and China.

Going where no robot has gone before

Automotive assembly and painting have been the traditional home turf of industrial robots for many years. But things are changing. Today, robots are becoming useful and economically viable in a wide range of industry applications. And ABB's new generation of IRB 7600 power robots are leading the way.

The secret lies in the ABB robot's superior strength, with payloads up to 500 kg. Just to compare, ten years ago the world's strongest robot could lift only 200 kg. These developments have attracted many new customers.

Even ABB's design engineers could never have imagined all the possibilities. The IRB 7600 is going where no robot has gone before. From moving bricks to handling windowpanes or steel bars, our customers are discovering new applications all the time.

The IRB 7600 fills a gap that has existed for a long time in many industries: while their existing machines can handle heavy payloads well enough, they lack versatility. Robots, on the other hand, are flexible and precise, but have – so far – simply not been strong enough. Now, the IRB 7600 offers both.

Towering over the competition

ABB finished installing a $60 million car body assembly line for Volvo in Belgium in 2003.

Tower Automotive Group, a large supplier to the automotive industry, commissioned the order, which included integrating special ABB robots with a control system, software and a wide variety of low-voltage products. Standardized ABB manufacturing cells contributed to on-time and on-budget performance of the complex contract.

Volvo and Tower Automotive Group commended ABB's complete package of products and services. ABB also serves many other so-called Tier-1 automotive suppliers.

For example, Canada's AG Simpson, a major supplier of bumpers to General Motors, Ford and DCX, upgraded its principal bumper stamping line last year with the help of ABB.

Saving $60 million with services in New Zealand

ABB's service business takes care of customers throughout the whole Automation Technologies division. Across the board, we see that customers increasingly want ABB to help them manage their operations so they can focus on their core businesses. In the last year alone, ABB has won hundreds of millions of dollars worth of these types of service contracts – from the industrial parks of Germany to the national airline of Finland.

For Carter Holt Harvey, a forest products company, ABB won a $50 million contract to maintain its Kinleith mill in Tokoroa, New Zealand. Our experts say the deal is a perfect example of ABB's service strategy at work.

ABB takes responsibility for all monitoring, troubleshooting, maintenance and equipment upgrades, earning business incentives along the way for lowering environmental impact and improving productivity at the mill.

Carter Holt Harvey expects to save around $60 million over five years thanks to ABB. "This contract will play an important role in giving the mill a sustainable future," said Peter Springford, CEO of Carter Holt Harvey.

Automation Technologies
Automation Products

The Automation Products business area, formed at the beginning of 2004, employs around 27,000 and had revenues equivalent to about $4.5 billion in 2003. It combines the activities of the former Low-Voltage Products and Instrumentation business area with the Drives, Motors and Power Electronics business area to form an exceptional portfolio of core products.

Key products include low and medium-voltage drives, and low and high-voltage motors, used in building automation, marine, power, transportation, manufacturing and process industries; and power electronics systems, which are sold to metals smelters, railway manufacturers and power plants.

The low-voltage products business includes a wide range of devices for power quality and protection, wire management, switching and motor control. Instrumentation products include actuators and positioners, analytical instruments, plus devices to measure flow, pressure, level, temperature and similar process variables.

Many automation products are sold through channel partners such as distributors, wholesalers, installers, and original equipment manufacturers – providing a strong revenue stream with low project risk. The business area is geographically diverse, with operations and customers throughout Europe, the Americas and Asia.

Dialing up electricity savings

Motors powering mechanical equipment consume an astounding amount of energy. They account for a full 60 percent of the total electricity consumption in the U.S., for example. And when motors run at a fixed speed, much of the energy used is simply wasted.

Variable speed drives, like ABB's ACS550, precisely control motor speed to reflect actual power demand, eliminating the waste caused by fixed-speed operation and generating end-user savings of up to 70 percent.

The all-new control panel is similar in look, feel and functionality to a mobile phone for user-friendly operation. It features two soft keys, the functions of which change according to the operating state of the panel. A built-in HELP button and a real-time clock assist in set-up and fault diagnostics.

Another ABB innovation creates extra savings by "choking" the effect of harmonics, or electrical disturbances, which cause significant energy loss in devices operating with variable speed drives. Conventional chokes bring down harmonics levels at full load, but do nothing to reduce them at partial load.

With ABB's patent-pending Swinging Choke design, the ACS550 reduces harmonics at both full load and partial load for a total reduction of up to 30 percent compared to traditional choke designs.

ABB drives eliminate around 60 million tons of CO_2 every year.

Can you speak my language?
Whether they're used in a paper machine or a chemical plant, different pieces of equipment are controlled by information passing between them and a control system. The link for this information is called a fieldbus.

The challenge for manufacturers is that different fieldbus devices often speak entirely different languages, depending on the standard communications protocol they use. One might use a protocol called DeviceNet; another Profibus; a third might use the AS-interface protocol. Most devices cannot be interchanged without modification.

ABB has developed a component that bridges this language divide. The Fieldbus Plug (FBP) is a compact accessory that takes information from equipment in the field and converts it to any industry-standard protocol. It is, in effect, a translator or interpreter.

ABB believes the FBP will have significant implications for its low-voltage products business, currently worth some $2 billion a year.

ABB's fieldbus plug family of products is highly compact, easy to integrate with existing equipment and pretested, simplifying the process of integration across manufacturing plants and considerably reducing costs.

Muscular motors for Canadian paper makers
ABB recently built and supplied a 38 MW motor, said to be the world's largest refiner motor, for Stora Enso's Port Hawkesbury paper mill in Nova Scotia, Canada.

ABB is the world's leading supplier of synchronous motors for pulp refiners, which improve fiber strength and optical properties in paper making. Since the late 1960s, ABB has delivered more than 600 of them for use in mechanical pulp production – the same number as produced by all other suppliers combined.

The 51,000 horsepower motor is designed to drive a primary refiner in a new pulping line at the Port Hawkesbury mill, which makes newsprint and paper for magazines, catalogs and directories.

About 25 percent of ABB's refiner motors are installed in Canada, which is one of the world's largest pulp producers.

In 1996, ABB delivered eight refiner motors rated 15 and 24 MW for installation on two refiner lines at the mill. Also in 2003, two new 32 MW ABB motors were installed at the primary stage of the existing refiner lines in order to increase pulp production.

Technology
Increasing our investment

"Cutting-edge technology, and our more than 120 years in power and automation, give our core businesses a distinct advantage over our competition," says Markus Bayegan, ABB's chief technology officer.

Investment in technology
($ millions, R&D and order-related development)



994
795
930
01 02 03

R&D and order-related development in the Oil, Gas and Petrochemicals business and other Discontinued operations are excluded.

ABB runs ten corporate research programs:

1 Control and optimization
2 Software architecture and processes
3 Sensors and microsystems
4 Power electronics
5 Advanced industrial communication
6 Mechatronics and robotics automation
7 Power device technologies
8 Power transmission and distribution applications
9 Manufacturing technologies
10 Nanotechnologies

New technology safeguards our competitive edge. ABB invested roughly five percent of revenues, or $930 million, in R&D and order-related development in 2003. That's an increase of more than $135 million over 2002.

Strategy

Our research and development strategy is three-fold.

- Monitor and develop emerging technologies to create a pioneering and sustainable technology base for the company
- Develop technology platforms that enable efficient product design, while serving both power and automation customers
- Develop the next generation of power and automation products and systems to provide the basis for profitable growth

One central task of ABB's R&D team is to transform university research into industry-ready technology platforms. This concept, honed in recent years, comes to life in more than 50 university partnerships in the U.S., Europe and Asia. Long-term, strategic relationships with Massachusetts Institute of Technology, Carnegie Mellon University, Stanford University, Cambridge University and Imperial College London underline the importance of this approach.

Our research programs are designed to serve both power and automation customers with products that enable growth and improve profitability. ABB's core division heads Peter Smits and Dinesh Paliwal sit on the R&D board to ensure technologies meet business needs. Common technology platforms are developed around advanced materials, lean manufacturing, information technology and data communication, as well as sensor and actuator technology. Common applications of basic technologies can also be found in power electronics, electrical insulation and control and optimization.

In power, our insulation technologies, current interruption and limitation, power electronics, flow control and protection of electrical energy, drive everything from large, reliable transmission systems that prevent blackouts to household applications. In automation, our control and optimization, software technologies, power electronics, sensors and microelectronics, mechatronics and wireless communication, improve efficiency at plants and factories around the world – ours included.

Global laboratories

Group R&D is carried out in two global laboratories for power and automation technologies, combining research units in the U.S., Europe and Asia. The cultural diversity and closeness to ABB's customers creates a breeding ground for success. In Asia, ABB is building up its R&D activities in India, Singapore and China. This development reflects ABB's market-specific growth strategy. For example, China is one of ABB's fastest-growing markets, and needs specific support and local expertise.

To find out more visit: www.abb.com/technology

50 groundbreaking ABB technologies



01 Multi-phase electrical insulation
The engineering, design and manufacture of solid, liquid and gaseous insulation systems for high, medium and low-voltage applications

02 High-voltage current and voltage measurement
A variety of new ways to measure current and voltage in electrical systems, including the transmission of data to related control systems

03 Voltage surge arresting
The engineering, design and manufacture of systems that protect electrical equipment from over-voltage, using materials like zinc oxide (Z_nO) which have a non-linear response in electrical fields

04 Current limiting
A set of technologies to limit the electrical current in a grid including the application of superconductivity

05 Current interruption in a vacuum
A package of engineering and manufacturing technologies utilizing new and improved material compositions and electrode design, metal and ceramic bonding and polymeric coatings to build vacuum circuit breakers

06 Current interruption in gases
The engineering and manufacture of circuit breakers using techniques to shape special material electrodes and efficiently cool ionized gases, also utilizing thermal management processes, high transient pressure containment, insulating materials and insulation coordination

07 Gas insulation technology
Technologies using the physical properties of gases like SF_6 for improved electrical insulation and current interruption in power technology devices

08 Contact movement
A set of methods to move mechanical contacts in breakers, disconnectors and switches by applying mechanical, electrical and magnetic forces

09 Epoxy technology
Engineering, design and manufacture of epoxy-based casings improving insulation of indoor and outdoor apparatus such as instrument transformers, circuit breakers and bushings

10 Switchgear assembly
The engineering, design and manufacture of standardized and customized cabinets and panels for air or gas-insulated power technology devices like circuit breakers, transformers and fuses

11 Protection and switchgear control
Applying control and protection principles in an electromagnetically compatible way, for switchgear and substation applications

12 Turn-key substations
Engineering, design and construction of air or gas-insulated substations using modular devices and components

13 Transformer core technology
Systematic application of knowledge of dynamic magnetic flux in solid materials to engineer, design and manufacture improved transformer cores

14 Transformer control
A set of on-line and off-line methods to monitor and control the operation and performance of transformers, including load top changing

15 Power transmission technologies
A complete set of technologies to transport electrical energy over very long distances or for local distribution, including overhead lines and cables

16 Power semiconductors
Design, engineering and manufacture of power semiconductors for power system and industrial applications

17 Power electronics
A complete set of hardware, software, methods, and algorithms to control all forms of electrical energy with power semiconductor technology, from drives applications to the management of energy storage

18 High-voltage direct current (HVDC)
A combination of thyristor-based converters, power electronic modules, filtering techniques and control systems to provide direct current at high voltage

19 HVDC light
The application of high-voltage direct current technology using insulated gate bipolar thyristors and cable technology to extend the range of economic HVDC solutions

20 Capacitors
A set of technologies to build compact capacitors up to the highest voltage levels and know-how to integrate them in electrical power installations

21 Flexible alternating current transmission systems (FACTS)
A systematic application of power-electronic-based converter technology and wide area control methods that enhance the security, capacity and flexibility of power transmission systems

22 AC composite technology
A complete set of methods to engineer, design and build AC systems for a broad portfolio of applications. For example, there are system set-ups that combine substations, transmission and distribution lines, energy storage and control and protection

23 Failure protection
Control and protection relays and systems that protect electrical grids from failures at component, subsystem and overall grid levels

24 Grid control and optimization
A combination of control and protection technologies, like SCADA, combining wide area control with methods to optimize the safe use and management of the technical and commercial aspects of electrical grids

25 Power plant control
The systematic application of computer-model-based control technologies to optimize the operation of power plants from subprocess to complete plant

26 Asset management
Design and set-up of information systems to monitor the status of assets in industrial plants as well as utility installations. This includes methods to optimize the sustainable use of the assets by means of predictive maintenance and efficient service

27 Industrial IT
A combination of technologies that efficiently manage all interconnected processes in industrial plants. This includes seamless integration of process data from enterprise to shop floor management

28 AspectObject technology
The presentation of functionality and features (aspects) of physical objects to enable real-time, secure and reliable data management in industrial applications

29 Controller technology
A combination of hardware and software applications that provide redundancy and integrated safety for the real-time control of industrial processes

30 Client server technology
An architecture of computer systems that links and embeds objects for process control, based on the proprietary AspectObject technology

31 Plant and machine communication
Technologies that efficiently exchange plant data between the field devices controlling and managing production. This includes line, bus and wireless communication

32 Process modeling
Graphical design and control module diagrams that provide an efficient, automatic configuration of complex industrial processes

33 Paper quality control
A family of technologies for on-line control of the weight, moisture, thickness, color, gloss, smoothness and fiber orientation of paper

34 Rolling mill quality control
Application of modeling and simulation techniques to control the thickness of steel products in flat rolling mills

35 Control of oil production
A set of algorithms and control technologies using advanced flow modeling techniques to optimize the multiphase flow of liquid, gas bubbles and solid particles at an oil or gas production site

36 Plant optimization
Methods to control and optimize the entire industrial production process, from raw material input to delivery, combining both physical and economic parameters

37 Drives
A complete set of methods and algorithms to control torque, speed, current, flux and position of motors and generators with the help of power semiconductor technology, creating the most compact drive systems on the market

38 Drive systems
Engineering and design of drives into larger systems for applications in paper, metal, petrochemical and other production. Combined with other ABB technologies, drive systems increase productivity and quality in production processes

39 Electrical machines
Engineering, design and manufacture of generators and motors for the broadest power range using concepts such as induction, synchronous or permanent magnet applications

40 Machine insulation
A set of proprietary impregnation methods and materials to insulate the windings of electrical machines

41 Mechatronics
A set of technologies for cinematic and dynamic modeling and drive chain optimization of robots – including their control systems – with real-time applications of algorithms for collision control or collaboration

42 Robot application technologies
Fast and easy programming of robotic systems to specific applications in areas like welding, grinding, painting and picking

43 Wireless operation of robots
Technologies to transfer control signals and energy supply to moving robot parts without using cable connections

44 Sensors
Engineering, design and manufacture of a wide variety of sensors for pressure, flow, temperature, force or other parameters to control industrial processes

45 Analytical systems
A variety of methods to determine the chemical composition of goods in industrial processes using chromatography, spectroscopy and other principles

46 Low-voltage technology
Engineering, design and manufacture of devices and systems to safely operate low-voltage installations in industrial plants or buildings, including devices like fuses, switches, contactors, breakers or control systems for motors

47 Building management technology
A broad spectrum of technologies to improve the use and maintenance of buildings. This includes electrical installations, data management and security systems

48 Azipod technology
The application of drives and electrical machines technology in a propulsion system for ships that features high maneuverability

49 Turbocharging
Engineering, design and manufacture of a large variety of special compressors to increase the performance of combustion engines

50 Force measurement
Equipment to accurately measure flatness, tension, pressure, torque, position and weight of materials, and control industrial processes to improve productivity and quality. It is extensively used in steel and paper making

ABB's leadership in power and automation technologies is based on its ability to systematically manage and apply the knowledge of its global community of scientists and engineers to solve the challenges of its customers. The list inside is a solid technology base developed over decades, on which ABB is continuously building innovative new products and systems.

50 groundbreaking ABB technologies







Human Resources
Leadership challenge



Gary Steel
Head of Human Resources
"A business culture can't evolve simply because you're good at saving money."

ABB's head of Human Resources Gary Steel addresses cost and staff reductions, leadership development and culture change.

Q. Fifteen months ago, ABB promised to reduce annual costs by $900 million by mid-2004. Will you keep that promise?

A. Yes, ABB is on target to reduce its cost base by $900 million annually by mid-2004 under the Step change productivity improvement program. That promise, made in October 2002, has led to more than 1,400 cost reduction projects in ABB at all levels and in every part of the company's operations. For example, we are consolidating suppliers in some areas to manage external spending, and have a program to share ABB people between factories, businesses and countries to reflect the peaks and valleys in our business activities.

Q. In 2002, ABB had about 146,000 employees. Today, you have 115,000. How are you handling this large reduction in your workforce?

A. When the Step change program was announced, ABB had about 146,000 employees. The goal was to reduce that number to about 100,000 people by mid-2004, mostly through planned divestments. Around 7,100 positions were eliminated during 2003, largely the result of creating simpler organizational structures.

Q. How have these changes affected company morale and culture?

A. People are excited about the future again as ABB recreates itself. There is a new culture, in which cost management is an integral part of every decision made.

However, a business culture can't evolve simply because you're good at saving money. Managing costs must be part of a wider effort to empower and excite people.

Our focus is on individual responsibility and accountability, but also programs to develop leadership, embed business principles, and reward our people. We are building an open culture at ABB, in which people can raise and discuss any issue, and then take action.

Q. In concrete terms, what actions are you now taking to build the leaders of tomorrow?

A. The more we value and pay attention to our employees, the better our chances of influencing them in ways that will make ABB healthy, prosperous and competitive.

We have programs which focus on learning, change management and helping people understand the meaning of excellence in their areas of work and expertise.

We have programs identifying and developing internal and external leadership potential at every level, and workshops focused on building leadership and finding innovative ways to leverage ABB's external spending power.

We recognize and reward those who deliver on their promises.

Cost reduction projects and savings (Base: 1,429 projects)



1
2

1 Projects completed on time or due to be completed ahead of schedule **63%**
2 Projects on schedule **32%**
3 Projects with one or more actions overdue **5%**

Savings ($ millions)



900
500
655
300
234
1
2
3
4
5

1 Target savings by mid-2004
2 Target year end 2003
3 Actual savings 2003
4 Target cost 2003
5 Actual cost 2003

Q. What are you doing to improve the working conditions of ABB employees and the communities where they live and work?

A. ABB has reinforced its health and safety directives (page 35), and is weaving a culture of safety awareness into the fabric of our daily work.

ABB's revamped social policy safeguards the rights and working conditions of employees and enshrines our strong sense of social responsibility.

It also marks ABB's desire to raise the quality of life where we do business by consulting with local communities, and committing to define and participate in projects that benefit them.

And we participate in the U.N. Global Compact and report back on our performance according to the Global Reporting Initiative.

Sustainability
An important part of our business

In 2003 ABB took several bold steps to further integrate sustainability in every aspect of its business. For example, we updated our environmental policy, strengthened our health and safety regulations and implemented a wide variety of measures to ensure our products and systems are geared towards sustainable development.

We continued to follow the Global Reporting Initiative's triple bottom line, which means we assessed in detail the impact of the economic, environmental and social sides of our business.

Our target is to contribute to long-term economic, environmental and social development, by providing our utility and industry customers with power and automation technologies that improve performance and lower environmental impact.

While it is clear there are still challenges ahead, the bottom line is that sustainability pays. Products and systems that minimize environmental impact sell more readily. Companies that adhere to sustainability rules and principles, independently verified by agencies and organizations, prosper and offer an attractive investment.

Corporate citizenship – which ranges from business principles to community relations – is not only a must, but often a joy to behold, particularly when it benefits those we come into contact with. Joint efforts, such as the Access to Electricity rural electrification project (page 36), or an international human rights initiative in which ABB is a partner, make a real difference.

Sustainable development means continuous improvement. Some areas of focus in 2004: developing a more transparent and safer working culture; increasing cultural diversity; and improving the representation of women in senior positions, as part of our efforts to further sharpen our sustainability focus and foster improvement.

Economic: strengthening power supplies
ABB won the 2003 Platts Global Energy Award for its part in developing the world's most powerful battery storage system in Alaska.

The Battery Energy Storage System has a direct impact on the local economy in Fairbanks. It stabilizes the local grid, and is expected to reduce the number of power outages by 65 percent per year. It provides a practical and environmentally safe solution for a region where an extended outage would be very damaging.

Environmental: cutting pollution by 90 percent
ABB's power and automation technologies helped Stora Enso cut pollution levels by around 90 percent within six months at its pulp and paper plant at Hylte Bruk, Sweden.

ABB's Industrial IT software drives a new wastewater treatment plant, and controls the temperature at which water drawn from the nearby Nissan river is recycled. Another benefit: salmon – virtually extinct 20 years ago – have reappeared downstream in the river.

Social: helping children walk again
Motor stators, supplied free by ABB to a pioneering research team at University College London, are helping children walk again.

The treatment is for children who have lost part of their leg bones through disease or injury. A prosthesis and a small magnetic rotor are implanted in the leg to support the remaining bone.

The rotor is linked to the prosthetic implant by a tiny gearbox and is turned by an external stator. Once placed inside the external stator, a patient's leg can be extended millimeter by millimeter to keep pace with overall growth.

To find out more visit: www.abb.com/sustainability

ABB technology forms part of a complex treatment that helps children walk again. It is part of the motor stator seen here, which saves the patient from regular and painful surgery, and reduces hospital costs.



Sustainability
Environmental policy

Highlights

- New nine-point environmental policy
- Group decides to pursue mid-term objective of becoming CO_2 neutral
- Environmental management systems now in place at nearly all sites to ensure continuous improvement of performance
- Further steps taken to reduce use of hazardous waste material

A new policy to meet growing challenges
ABB introduced a new environmental policy in 2003, strengthening the management of environmental issues relating to our products, sites and customers.

The new policy, which updates ABB's original program introduced in 1992, contains nine commitments to ensure improvements in all parts of the value chain. It means raising standards throughout the life cycle of our products, from suppliers and contractors to when our customers use and recycle the products.

In its latest assessment of ABB's environmental policy, the Sarasin Bank, Switzerland, says: "ABB again scores above the industry average for every aspect of environmental performance." We are an acknowledged industry leader in this field, but changing times and challenges require an updated policy, with a restatement of certain commitments and stronger, more effective guidelines in certain areas.

A key statement in the new policy formally recognizes environmental management as one of our highest business priorities and incorporates sustainability in all our strategies, processes and day-to-day business throughout the group. All ABB units worldwide have to ensure full compliance with environmental laws and take measures to continually lower their environmental impact.

ABB is committed to strengthening environmental management in nine areas

- Ensuring our worldwide operations are conducted in an environmentally sound manner by applying environmental management systems, such as ISO 14001, in all our operations. This also involves applying environmental principles, such as the commitment to continual improvement, legal compliance and awareness training for employees, in all our operations worldwide
- A greater emphasis is being placed on encouraging suppliers, subcontractors and customers to adopt international environmental standards
- More importance to be given to energy and resource efficiency in the development of our manufacturing processes
- Increased audits of our facilities' environmental performance. This also applies to mergers, acquisitions and divestments
- Greater transfer of eco-efficient technologies to developing countries
- Focus more on developing and marketing products and systems which are resource efficient, and facilitate the use of renewable energy sources
- Continue publishing environmental product declarations for our core products based on life cycle assessments
- Include environmental aspects in the risk assessment of major customer projects
- Maintain transparency by producing an annual, independently verified sustainability review, based on GRI requirements

Full implementation is key. Detailed guidelines are being developed for each of the nine commitments to ensure compliance.

Sustainability
Social policy

Highlights

- Health and safety measures strengthened
- Seven leading companies, including ABB, launch international initiative to promote human rights in business
- Independent study of 65 top-ranking Chinese and foreign-based companies places ABB in China among top ten employers
- ABB campaigns for HIV/AIDS awareness in South African factories

Top priority: health and safety
ABB strengthened its social policy, with particular emphasis on health and safety, in 2003.

First, we sharpened our focus on health and safety implementation. Our goal was to ensure that, by the end of 2003, all countries had a clearly defined organization and set of responsibilities for the management of health and safety.

Some of the countries had already met most of these requirements; others had not.

We have been relentlessly training managers while making them accountable and responsible for infractions. We analyzed our own accident and occupational health data, and benchmarked it against other multinationals, to set targets and objectives, which were then implemented.

Monitoring was also strengthened. Our country managers, the most senior managers in each country organization, were given an increased role, and an executive committee-led group from corporate headquarters met, and will continue to meet regularly to ensure full compliance throughout ABB. The group also reviews quarterly reports from all country organizations.

We also continued to develop health and safety skills and capacity within ABB. In 2003 countries were required to appoint a health and safety advisor, and a series of training events were held to help them.

Despite these measures, we regrettably lost 17 people in 2003. Ten died in the workplace, and seven were killed in commuting or business travel-related accidents, including two who died in an air crash. Of the total, 11 were ABB employees, four were contractors and two were members of the public.

This is unacceptable. The goal for 2004 is to eliminate all work-related accidents. We have set a goal for all operations to implement a formal health and safety management system, based on the internationally recognized OHSAS 18001, by the end of 2004.

Beyond these new, more stringent measures, ABB's social policy is designed to improve the quality of life for our employees, their families and people in the communities in which we operate.

Time after time, individuals make the difference. In the United Arab Emirates, for example, our people promote women's employment prospects; in Canada we hold workshops to inspire women to study science and mathematics.

In Germany, ABB volunteers help mentally challenged people in their daily lives. And in Brazil, ABB supports a project to provide destitute children with basic education and future prospects – called "Children with a Future Full of Hope." In countries like Colombia, India and South Africa, ABB is involved in thriving educational projects.

Broader initiatives support these efforts. For example, ABB and six other international companies launched an initiative in December 2003, led by a former president of Ireland and former U.N. human rights commissioner, Mary Robinson, to better define the role of business in human rights.

Sustainability

Helping economic development in rural Africa
Lights will be turned on for the first time in Ngarambe in southern Tanzania – one of several villages that will benefit from ABB's Access to Electricity initiative to boost economic and social development in Africa.

Underground power lines have been laid. Electrical sockets are installed in newly rebuilt brick walls. And a diesel generator has been delivered to prepare for the flick of a switch when electricity will start to flow. The village government office, health clinic, school and a handful of small shops will jump to life.

Ngarambe – a remote 1,800-strong village located on the edge of a national park – is not linked to a power grid. The area supports itself through hunting and subsistence farming. In weeks to come, the electrification project, carried out in cooperation with the World Wide Fund for Nature, will strengthen the local economy and increase business opportunities.

It is part of ABB's response to the United Nations Global Compact's call for international companies to work with government agencies, financial institutions and non-governmental organizations to grow sustainable business in the world's least-developed countries.

The generator in Ngarambe will provide power in the first phase of the project, but will later be replaced by an ABB-driven wind power installation. Installation is free but consumers will pay for what they use.

The project is the first of a series in Tanzania, some of which will be commercially based. Other ABB rural electrification projects are slated for Senegal and Uganda.

Measuring our impact in India
ABB in India, a publicly listed company, has about 3,200 employees in eight main manufacturing sites. Orders, revenues and net profit boomed in 2003, and the unit expanded a number of sites.

Economic: With orders up 31 percent and revenues up 25 percent in 2003, ABB in India provided a countrywide boost to the local economy. For example, the state-of-the-art factory at Maneja on the rural outskirts of Vadodara employs more than 1,200 people, provides dozens of components suppliers with work and supports local business development. The opening of two plants for distribution transformers and high-voltage motors at Maneja in 2004 is expected to further boost the benefits to the local community.

Environmental: Strict implementation of health, safety and environmental standards at factories and offices around the country. Improvement plans range from "adopting" a park in central Bangalore, using rain water to keep a number of factories green, and planting thousands of shrubs and trees to spruce up towns, cities and factories where ABB operates.

Social: The company and individual employees are active in a variety of projects. Among them: support and development of a school for underprivileged children in Peenya; training a group of mentally challenged people to work on an industrial production line in Nashik; and rebuilding a school following an earthquake in Gujarat, which has also become a community and skill-learning center.

ABB helps children from underprivileged backgrounds (as seen here in India), in many countries, from Brazil to South Africa and Poland, with devoted programs and extensive volunteer work.



Corporate governance

1. Principle
ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice, as well as those of the capital markets where ABB is listed: the SWX Swiss Exchange and exchanges in London, Stockholm, Frankfurt and New York.

In addition to the provisions of the Swiss Code of Obligations, ABB's principles and rules on corporate governance are laid down in its articles of incorporation, its standards for corporate governance, the charters of the board committees, the board membership guidelines, several directives (e.g. on insider information) and the code on business ethics. It is the duty of ABB's Board of Directors to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

This section of the annual report is based on the Directive on Information relating to Corporate Governance published by the SWX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to, or immaterial for, ABB.

In accordance with the requirements of the New York Stock Exchange ("NYSE"), a comparison as to which extent the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found on ABB's Web site under: www.abb.com/about

2. Group structure and shareholders
2.1 Group structure
ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of around 500 subsidiaries (operating and holding companies) worldwide. Besides ABB Ltd, the only other listed company in the ABB Group is ABB Ltd, India, which is listed on the exchanges in India at Mumbai (BSE and NSE), Ahmadabad, New Delhi and Kolkata.

The following table sets forth, as of December 31, 2003, the name, country of incorporation, ownership interest and share capital of ABB Ltd and its significant subsidiaries:

Company name/Location	Country	ABB interest %	Share capital in in 1000	Currency
ABB S.A., Buenos Aires	ARGENTINA	100.00	10,510	ARS
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00	122,436	AUD
ABB AG, Vienna	AUSTRIA	100.00	15,000	EUR
ABB Ltda., Osasco	BRAZIL	100.00	506,026	BRL
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00	10,400	BGL
ABB Inc., St. Laurent, Quebec	CANADA	100.00	247,157	CAD
ABB (China) Ltd., Beijing	CHINA	100.00	120,000	USD
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99	485,477	COP
ABB Ltd., Zagreb	CROATIA	100.00	2,730	HRK
ABB s.r.o., Prague	CZECH REPUBLIC	100.00	100,100	CZK
ABB A/S, Skovlunde	DENMARK	100.00	241,000	DKK
Asea Brown Boveri S.A., Quito	ECUADOR	96.88	325	USD
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00	20,040	EGP
ABB AS, Tallinn	ESTONIA	100.00	25,985	EEK
ABB Oy, Helsinki	FINLAND	100.00	168,188	EUR
ABB S.A., Paris La Défense	FRANCE	100.00	38,921	EUR
ABB AG, Mannheim	GERMANY	100.00	167,500	EUR
ABB Automation Products GmbH, Eschborn	GERMANY	100.00	20,750	DEM
ABB Gebäudetechnik AG, Mannheim	GERMANY	100.00	12,315	DEM
ABB Process Industries GmbH, Eschborn	GERMANY	100.00	18,870	EUR
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00	285,740	GRD

Company name/Location	Country	ABB interest %	Share capital in in 1000	Currency
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00	20,000	HKD
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00	114,300	HUF
ABB Ltd., Bangalore	INDIA	52.11	423,817	INR
ABB Ltd, Dublin	IRELAND	100.00	2,871	EUR
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99	420	ILS
ABB S.p.A., Milan	ITALY	100.00	22,000	EUR
ABB Sace S.p.A., Milan	ITALY	100.00	60,000	EUR
ABB Trasmissione & Distribuzione S.p.A., Milan	ITALY	100.00	35,000	EUR
ABB Technology SA, Abidjan	IVORY COAST	99.00	178,540	XOF
ABB K.K., Tokyo	JAPAN	100.00	1,000,000	JPY
ABB Ltd., Seoul	KOREA	100.00	18,670,000	KRW
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00	4,490	MYR
Asea Brown Boveri S.A. De C.V., Tlalnepantla	MEXICO	100.00	419,096	MXN
ABB BV, Rotterdam	NETHERLANDS	100.00	9,076	EUR
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00	119	EUR
Lummus Worldwide Contracting B.V. (LUWOCO), The Hague	NETHERLANDS	100.00	42	NLG
ABB Limited, Auckland	NEW ZEALAND	100.00	34,000	NZD
ABB Holding AS, Billingstad	NORWAY	100.00	800,000	NOK
Asea Brown Boveri S.A., Lima	PERU	99.99	17,152	PEN
Asea Brown Boveri Inc., Paranaque, Metro Manila	PHILIPPINES	100.00	123,180	PHP
ABB Sp. zo.o., Warsaw	POLAND	95.98	208,843	PLN
ABB S.G.P.S, S.A., Amadora	PORTUGAL	100.00	4,117	EUR
Asea Brown Boveri Ltd., Moscow	RUSSIA	100.00	333	USD
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00	10,000	SAR
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00	25,597	SGD
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00	4,050	ZAR
Asea Brown Boveri S.A., Madrid	SPAIN	100.00	5,543,595	ESP
ABB AB, Västerås	SWEDEN	100.00	400,000	SEK
Sirius International Försäkrings AB (publ), Stockholm	SWEDEN	100.00	800,000	SEK
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00	2,768,000	CHF
ABB Ltd, Zurich	SWITZERLAND	Parent	5,175,787	CHF
ABB Schweiz Holding AG, Baden	SWITZERLAND	100.00	200,000	CHF
ABB LIMITED, Bangkok	THAILAND	100.00	784,000	THB
ABB Holding A.S., Istanbul	TURKEY	99.95	12,844	USD
ABB Ltd., Kiev	UKRAINE	100.00	500	USD
ABB Industries (L.L.C), Dubai	UNITED ARAB EMIRATES	49.00	5,000	AED
ABB Ltd., London	UNITED KINGDOM	100.00	140,000	GBP
ABB Holdings Inc., Norwalk	UNITED STATES	100.00	2	USD
ABB Inc., Raleigh, NC	UNITED STATES	100.00	1	USD
Asea Brown Boveri Inc., Norwalk, CT	UNITED STATES	100.00	2	USD
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00	4,899,373	VEB
ABB (Private) Ltd., Harare	ZIMBABWE	100.00	1,000	ZWD

ABB's operational group structure is described in the "Financial review" part of this annual report.

2.2 Significant shareholders
As of December 31, 2003, Investor AB, Stockholm, Sweden, informed ABB it held 204,115,142 ABB shares, reflecting 9.86 percent of the company's share capital. The percentage of Investor's share participation had been reduced to this figure from the former 10.01 percent as a result of ABB issuing on December 15, 2003, 30,298,913 new shares out of the authorized share capital in connection with the plan of reorganization of Combustion Engineering (see section 3.2 below).

The Capital Group International, Inc., Los Angeles, CA, U.S., informed ABB that, as of December 31, 2003, they held for their clients 133,888,830 ABB shares, corresponding to 6.5 percent of ABB's total share capital.

To the best of ABB's knowledge, no other shareholder holds five percent or more of ABB's shares.

2.3 Cross-shareholdings
There are no cross-shareholdings in excess of five percent of the share capital or the voting rights between ABB and another company.

3. Capital structure
3.1 Ordinary share capital
As of December 31, 2003, ABB's ordinary share capital (including treasury shares) amounts to CHF 5,175,787,367.50 divided into 2,070,314,947 fully paid registered shares with a par value of CHF 2.50 per share.

3.2 Changes to the share capital
At ABB Ltd's annual general meeting held on March 20, 2001, its shareholders approved a share split in a four-for-one ratio to reduce the par value of the shares from CHF 10 each to CHF 2.50 each. Consequently, the number of issued shares changed from 300,002,358 to 1,200,009,432, whereas the share capital remained at CHF 3,000,023,580. The share split was registered in the commercial register on May 7, 2001.

On November 20, 2003, ABB's extraordinary shareholders' meeting resolved to increase ABB's share capital by CHF 2,100,016,505 by issuing 840,006,602 new shares.

Shareholders who did not want to exercise their rights to subscribe for new shares could sell them. 99.4 percent of the rights were exercised. The shares related to unexercised rights were sold in the market and the proceeds were received by ABB.

ABB's new share capital of CHF 5,100,040,085, divided into 2,040,016,034 shares, was registered in the commercial register on December 9, 2003.

Subsequently, ABB issued 30,298,913 shares out of its authorized capital for purposes of fulfilling ABB's obligations under the pre-packaged plan of reorganization of Combustion Engineering. In accordance with its then current articles of incorporation, the pre-emptive rights of the shareholders have been excluded and allocated to an ABB subsidiary, which has subscribed for these shares and holds them until they will be contributed to the Asbestos PI Trust, once the pre-packaged plan of reorganization of Combustion Engineering has become effective (for the accounting treatment of these "Asbestos shares" please refer to Notes 18 and 23 of the "Financial review" part of this annual report).

The new share capital of CHF 5,175,787,367.50 divided into 2,070,314,947 shares was registered in the commercial register on December 15, 2003.

3.3 Contingent share capital
ABB's share capital may be increased in an amount not to exceed CHF 550,000,000 through the issuance of up to 220,000,000 fully paid shares with a par value of CHF 2.50 per share (a) up to the amount of CHF 525,000,000 (equivalent to 210,000,000 shares) through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments, and (b) up to the amount of CHF 25,000,000 (equivalent to 10,000,000 shares) through the exercise of warrant rights granted to its shareholders. ABB's board of directors may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then-current owners of conversion rights and/or warrants will be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants will be determined by ABB's board of directors.

The acquisition of shares through the exercise of conversion rights and/or warrants and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB's articles of incorporation (see section 3.5 below).

In connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, the board of directors is authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or an issuance on national or international capital markets. If the board of directors denies advance subscription rights, the convertible or warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten-year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

ABB's share capital may be increased by an amount not to exceed CHF 200,000,000 through the issuance of up to 80,000,000 fully paid shares to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB's articles of incorporation (see section 3.5 below).

3.4 Authorized share capital
ABB's board of directors is authorized to increase ABB's share capital in an amount not to exceed CHF 174,252,717.50 through the issuance of up to 69,701,087 fully paid shares with a par value of CHF 2.50 per share by not later than May 19, 2005. Increases in partial amounts shall be permitted. The subscription and acquisition of the shares issued under ABB's authorized capital, as well as each subsequent transfer of the shares, will be subject to the transfer restrictions of ABB's articles of incorporation (see section 3.5 below).

The board of directors will determine the issue price, the type of payment, the date of issue of new shares, the conditions for the exercise of pre-emptive rights, and the beginning date for any dividend entitlement. In this regard, the board of directors may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party and a subsequent offer of these shares to current shareholders. ABB's board of directors may permit pre-emptive rights that have not been exercised to expire or may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in ABB's interest.

The board of directors is further authorized to restrict or deny the pre-emptive rights of the shareholders and to allocate such rights to third parties if the shares are to be used (a) for the acquisition of an enterprise, parts of an enterprise, participations or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions, (b) for the purpose of broadening ABB's shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges, or (c) for employee participation plans.

3.5 Limitations on transferability of shares and nominee registration
ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

A person failing to expressly declare in its registration application that it holds the shares for its own account (a "Nominee"), will be entered in the share register with voting rights, provided that such Nominee has entered into an agreement with the board of directors concerning its status, and further provided that the Nominee is subject to a recognized bank or financial market supervision. In special cases the board of directors may grant exemptions. There were no exemptions granted in 2003.

3.6 Convertible bonds and warrants
For additional information about outstanding convertible bonds and options on shares issued by ABB, please refer to Note 15 and 22 of the "Financial review" part of this annual report.

4. Shareholders' participation
4.1 Shareholders' dividend rights
For shareholders who are residents of Sweden, ABB has established a dividend access facility under which such shareholders have the option to be registered with Värdepapperscentralen VPC AB in Sweden and to receive the dividend in Swedish kronor from ABB Participation AB. For further information on the dividend access facility please refer to the articles of incorporation.

4.2 Shareholders' voting rights
ABB has one class of shares and each registered share carries one vote at the general meeting. Voting rights may be exercised only after a shareholder has been registered in the share register of ABB as a shareholder with the right to vote, or with Värdepapperscentralen VPC AB in Sweden, which maintains a sub-register of the share register of ABB.

A shareholder may be represented at the general meeting by another shareholder with the right to vote, its legal representative, a corporate body *(Organvertreter)*, an independent proxy *(unabhängiger Stimmrechtsvertreter)*, or a depositary *(Depotvertreter)*. All shares held by one shareholder may be represented by only one representative.

Corporate governance

For practical reasons shareholders must be registered in the share register no later than ten days before the general meeting in order to be entitled to vote. Except for the cases described under section 3.5 there are no voting rights restrictions limiting ABB's shareholders rights.

4.3 General meeting
Shareholders' resolutions at general meetings are approved with an absolute majority of the votes represented at the meeting, except for those matters described in article 704 of the Swiss Code of Obligations and for resolutions with respect to restrictions on the exercise of the right to vote and the removal of such restrictions, which all require the approval of two-thirds of the votes represented at the meeting.

Shareholders representing shares of a par value of at least CHF 1,000,000 may request items to be included in the agenda of a general meeting. Such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s).

5. Board of directors
5.1 Responsibilities and organization
The board of directors defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

The internal organizational structure and the definition of the areas of responsibility of the board of directors, as well as the information and control instruments vis-à-vis the group executive committee, are set forth in the regulations of the board of directors.

Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO).

5.2 Term and members
The members of the board of directors are elected at the ordinary general meeting of the shareholders for a term of one year; re-election is possible.

ABB's board membership guidelines require that the board of directors is comprised of a substantial majority of independent directors. Currently all board members, with the exception of Jürgen Dormann as chairman and CEO, are non-executive and independent directors (see also below section 5.4).

Members of the board of directors of ABB:

Jürgen Dormann
Chairman, president and CEO of ABB, board member since 1998
Chairman of the supervisory board of Aventis (France) and Lion Bioscience (Germany)
Board member: Allianz (Germany)

Roger Agnelli
President and CEO of Companhia Vale do Rio Doce (Brazil)
Non-executive board member of ABB, since 2002
Board member: Valepar, Companhia Paulista de Força e Luz, Companhia Siderurgica Nacional, LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia, Serra da Mesa Energia (all Brazil)

Louis R. Hughes
Chairman of Maxager Technology (U.S.)
Non-executive board member of ABB, since 2003
Board member: BT Group (U.K.), Electrolux (Sweden) and Sulzer (Switzerland)
Member of the board of advisors of Wavecrest Laboratories (U.S.)

Hans Ulrich Märki
General manager of IBM Europe/Middle East/Africa (France)
Non-executive board member of ABB, since 2002
Board member: Mettler Toledo International (Switzerland)

Michel de Rosen
Chairman, president and CEO of ViroPharma (U.S.)
Non-executive board member of ABB, since 2002
Board member: Innaphase, Ursinus College, Paul Capital Partners Royalty Fund (all U.S.)
Member of the advisory board of the Global Business Coalition on HIV/AIDS (U.S.)

Michael Treschow
Chairman of Ericsson (Sweden)
Non-executive board member of ABB, since 2003
Vice-chairman: Confederation of Swedish Enterprise (Sweden)
Board member: Electrolux (Sweden)

Bernd W. Voss

Member of the supervisory board of Dresdner Bank (Germany)

Non-executive board member of ABB, since 2002

Board member: Allianz Leben, Continental, Quelle, TUI, Wacker Chemie, Osram (all Germany)

Jacob Wallenberg

Chairman of SEB Skandinaviska Enskilda Banken and W Capital Management (both Sweden)

Non-executive board member of ABB, since 1999

Vice-chairman: Investor, Knut and Alice Wallenberg Foundation, Atlas Copco, Electrolux, SAS (all Sweden)

Board member: Confederation of Swedish Enterprise, Nobel Foundation (all Sweden)

Further information on ABB's board members, including details about their education and professional experience, as well as other activities and functions, is available on ABB's Web site under: www.abb.com/about

5.3 Cross-involvement

Jacob Wallenberg is vice-chairman of Electrolux, where also Louis R. Hughes and Michael Treschow are board members. Jacob Wallenberg, however, will decline re-election at the Electrolux annual general meeting in April 2004.

5.4 Business relationships

This section describes business relationships between ABB and its non-executive board members, or companies and organizations represented by them.

In December 2002, ABB entered into a $1.5 billion, 364-day revolving credit facility. As of November 1, 2003, the amount available under the facility was reduced to $1.2 billion. Skandinaviska Enskilda Banken ("SEB") was a lender under this credit facility, with an $89 million commitment, representing approximately 7.4 percent of the total commitment available to ABB. Jacob Wallenberg is the chairman of SEB. In addition, Dresdner Bank Luxembourg S.A. was a lender under the credit facility, with a $57 million commitment, representing approximately 4.8 percent of the total commitment available to ABB. Bernd Voss is a member of the supervisory board of Dresdner Bank AG ("Dresdner Bank"). We paid back and cancelled the previous $1.5 billion secured bank facility. On November 17, 2003, ABB entered into its new $1 billion credit facility. Each of SEB and Dresdner Bank Luxembourg S.A. has committed to $83.3 million out of the $1 billion total.

In June 2003, ABB entered into a ten-year agreement with IBM pursuant to which IBM takes responsibility for the operation and support of information systems infrastructure in 14 countries in Europe and North America, representing approximately 90 percent of ABB's information systems infrastructure. The agreement involves the transfer to IBM of 780 ABB employees, in addition to the 380 employees transferred under pilot programs prior to 2003. The final transfer of responsibilities took place in September 2003. The value of the agreement will approach $1.7 billion over ten years. Hans Ulrich Märki is general manager of IBM Europe/Middle East/Africa.

During the year 2003 ABB was party to several contracts with Companhia Vale do Rio Doce (CVRD) and its subsidiaries. The largest contracts are for (i) engineering services and supply of equipment of the pelletizing plants located at the port of Tubarao complex (Brazil), with a value of approximately $6.3 million, and (ii) supply of equipment for the expansion of ALUNORTE (Brazil), with a value of approximately $6.2 million. There are also various purchase orders for spare parts and machinery in general, amounting to approximately $1.2 million. Roger Agnelli is president and CEO of CVRD.

ABB's board of directors has determined that these transactions do not constitute material business relationships, comparing the revenues generated from the business described above to the annual revenues of SEB, Dresdner Bank, IBM and CVRD. ABB's board of directors therefore considers Wallenberg, Voss, Märki and Agnelli – as well as the other board members, with the exception of Jürgen Dormann as chairman and CEO – to be independent directors. This determination was made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the new corporate governance rules of the New York Stock Exchange.

5.5 Board committees

The Board of Directors of ABB has appointed from among its members three board committees: The nomination and compensation committee, the finance and audit committee and the strategy committee. The duties and objectives of the board committees (except for the strategy committee) are set forth in charters issued or approved by the board of directors. These committees assist the board in its tasks and report regularly to the board.

Corporate governance

5.5.1 Nomination and compensation committee

The nomination and compensation committee determines the selection of candidates for the board of directors and its committees, plans for the succession of directors and ensures that newly elected directors receive the appropriate introduction and orientation, and that all directors receive adequate continuing education and training to fulfill their obligations. The nomination and compensation committee determines the remuneration of the members of the group executive committee.

The nomination and compensation committee comprises three or more independent directors. Upon invitation by the committee's chairman, the CEO or other members of the group executive committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

Members and secretary of the nomination and compensation committee:

Members:	Hans Ulrich Märki (chairman)
	Michel de Rosen
	Jacob Wallenberg
Secretary:	Gary Steel

5.5.2 Finance and audit committee

The finance and audit committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results and monitors compliance with the laws and regulations governing the preparation of ABB's financial statements and assesses the processes relating to risk management and internal control systems.

The finance and audit committee comprises three or more independent directors who have a thorough understanding of finance and accounting. As determined by the committee's chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors, may participate in the finance and audit committee meetings.

Members and secretary of the finance and audit committee:

Members:	Bernd W. Voss (chairman)
	Roger Agnelli
	Jacob Wallenberg
Secretary:	Peter Voser

5.5.3 Strategy committee

The strategy committee was constituted on July 28, 2003, after its creation was approved by the board of directors at its meeting of February 10, 2003.

The strategy committee reviews management proposals relating to the strategic direction of the ABB Group and assists the board of directors in determining the long-term strategy of the ABB Group.

Members and secretary of the strategy committee:

Members:	Louis R. Hughes (chairman)
	Hans Ulrich Märki
	Michael Treschow
Secretary:	Peter Smits

5.6 Meetings and attendance

The table below shows the number of meetings held by the board of directors and its committees, their average duration, as well as the attendance of the individual board members:

	Board of directors	Nomination and compensation committee	Finance and audit committee	Strategy committee
Average duration (hrs.)	6	2.5	3	5
Number of meetings	6	5	9	4*
Meetings attended:				
Jürgen Dormann	6	–	–	–
Roger Agnelli	4	–	6	–
Louis R. Hughes**	4	–	–	4
Hans Ulrich Märki	6	5	–	4
Michel de Rosen	6	5	–	–
Michael Treschow**	3	–	–	4
Bernd W. Voss	5	–	8	–
Jacob Wallenberg	6	5	9	–

* Most meetings of the strategy committee were also attended by the complete group executive committee.

** Elected as member of the board of directors by the ordinary shareholder's meeting of May 16, 2003. Therefore not able to attend all meetings held in 2003.

5.7 Lead director

The board of directors created the position of lead director and appointed Jacob Wallenberg to address potential situations of conflicting interests, which Jürgen Dormann in his dual role as chairman of the board and CEO may experience.

The additional tasks of the lead director are to act as counselor to the chairman and facilitate the dialogue between the members of the board and the chairman. He may call special meetings without the chairman's presence where the chairman's role and performance will be discussed.

The position of lead director will cease to exist upon separating the chairman of the board and CEO positions.

5.8 Board compensation

For the period from the annual general meeting of shareholders in 2003 to the annual general meeting of the shareholders in 2004, the compensation of the board of directors was kept at the previous year's level, which is:

- Chairman: CHF 1,000,000
- Member: CHF 250,000
- Committee chairman: CHF 50,000
- Committee member: CHF 20,000

Payments to board members are made in May and November in advance of each term. Board members receive at least 50 percent (and may elect to receive a higher ratio) of their net compensation, i.e. after deduction of social security costs and withholding tax (where applicable), in ABB shares, which they are entitled to receive with a discount of ten percent of the average share price during a 30-day reference period. During the term of the board membership, the ABB shares are kept in a blocked account and may only be disposed of after the respective person has left the board of directors.

In 2003, the current board members received the following compensation (the calculation of the number of shares and the cash amount varies depending whether the respective person is subject to taxation at source):

	Total annual compensation (gross), in CHF	Amount received in cash (net) in CHF	Number of shares received
Jürgen Dormann*	1,000,000	0	155,948
Roger Agnelli	270,000	0	41,629
Louis R. Hughes	300,000	103,863	23,153
Hans Ulrich Märki	320,000	0	67,833
Michel de Rosen	270,000	93,371	20,814
Michael Treschow	270,000	93,371	20,814
Bernd W. Voss	300,000	0	46,307
Jacob Wallenberg	290,000	0	44,748
Total	3,020,000	290,605	421,246

* Jürgen Dormann received this compensation in addition to his compensation as CEO (see section 6.4 below).

With the exception of Jürgen Dormann in his function as CEO, board members do not receive pension benefits and are not eligible to participate in ABB's management incentive program.

No compensation was paid to former board members.

5.9 Ownership of ABB shares and options

The table below shows the number of ABB shares, or equivalent U.S. american depositary shares (ADS), held by each board member as of December 31, 2003:

	Number of shares
Jürgen Dormann	580,415
Roger Agnelli	70,613
Louis R. Hughes	36,656
Hans Ulrich Märki	195,577
Michel de Rosen	55,028
Michael Treschow	38,083
Bernd W. Voss	106,138
Jacob Wallenberg	94,329

With the exception of Jürgen Dormann in his function as CEO none of the board members holds any options in ABB shares. No person closely linked to any of the board members holds any shares of ABB or options in ABB shares. As persons closely linked are understood in this context: 1) The spouse; 2) children below the age of 18; 3) legal or natural persons acting as fiduciary; or 4) legal entities controlled by a board member.

5.10 Secretary to the board of directors

John G. Scriven is secretary to the board of directors. He succeeded Beat Hess after the 2003 annual general meeting of shareholders.

6. Group executive committee

6.1 Responsibilities and organization

The board of directors has delegated the executive management of ABB to the CEO and the other members of the group executive committee. The CEO, and under his direction the other members of the group executive committee, are responsible for ABB's overall business and affairs and the day-to-day management. The CEO reports to the board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the group.

Upon proposal by the nomination and compensation committee, the group executive committee is appointed and discharged by the board and consists of the CEO, the chief financial officer (CFO) and the other executive vice presidents.

6.2 Members

Jürgen Dormann
President, CEO and chairman of the board

Dinesh Paliwal
Executive vice president
Automation Technologies

Peter Smits
Executive vice president
Power Technologies

Gary Steel
Executive vice president
Human Resources

Peter Voser
Executive vice president
CFO

Further information on ABB's group executive committee, including details about education and professional experience, as well as other activities and functions, is available on ABB's Web site under: www.abb.com/about

6.3 Management contracts
There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

6.4 Group executive committee compensation
Members of the group executive committee receive annual base compensation. In addition, they are eligible for annual bonus compensation, which depends on the performance of the individual area of responsibility of each group executive committee member and of the ABB Group and, in certain cases, on a qualitative appreciation of a member's achievements.

In addition to receiving annual base and bonus compensation, members of the group executive committee may participate in a management incentive program. Under this program approximately 1,100 key employees received warrants and warrant appreciation rights for no consideration over the course of six launches (plus one special launch in 1999) from 1998 to 2003. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant. Participants may also sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange, which facilitates valuation and transferability of warrants granted under the management incentive plan.

All members of the group executive committee participated in the sixth launch of ABB's management incentive program. Each of them received 1,000,000 warrants or equivalent warrant appreciation rights (for details refer to section 6.6 below). None of the members of the group executive committee has received ABB shares as compensation, except for Jürgen Dormann in his function as chairman of the board (see section 5.8 above).

Group executive committee members receive customary additional benefits such as a company car and health insurance compensation, which are not material in the aggregate.

In applying the "cash-out principle" the table below shows the gross payments that were made to the members of the group executive committee, which include the bonuses that are based on 2002 business performance, as well as the employer's part of the ordinary pension contributions. All members of the group executive committee are insured in the ABB Pension Fund, the ABB Supplementary Insurance Plan and the Tödi foundation (the regulations are available under www.abbvorsorge.ch), with the exception of Dinesh Paliwal, who is insured under the U.S. pension plan (see footnote below).

	Currency	Salary paid in 2003	Bonus 2002 received	Additional compensation	Total annual compensation	Employer's pension contributions
Jürgen Dormann*	CHF	3,235,000	0	0	3,235,000	1,286,864
Dinesh Paliwal**	USD	550,000	404,250	0	954,250	345,911
Peter Smits	CHF	825,000	567,000	0	1,392,000	219,157
Gary Steel***	CHF	600,000	0	660,300	1,260,300	143,694
Peter Voser	CHF	700,000	700,000	0	1,400,000	145,824
Total****	CHF	6,097,000	1,808,695	660,300	8,565,995	2,259,060

* This compensation as CEO is in addition to the compensation received as chairman of the board.

** As Dinesh Paliwal has a U.S. employment contract he received his salary in U.S. dollars. His pension contributions are based on the U.S. pension plan.

*** Gary Steel received the amount of CHF 660,300 as compensation for shares and options due to change of employment.

**** For the purpose of calculating the total, the U.S. dollar amounts relating to Dinesh Paliwal have been converted into CHF at an average conversion rate of 1.34.

6.5 Performance alignment

For 2003, ABB introduced a structure for aligning the performance expectations of its senior managers.

Group executive committee members, corporate staff and country managers of the 19 largest countries receive targets and are measured on ABB Group results, rather than on the basis of individual businesses. Business area managers and local country divisional managers receive targets and are measured on ABB Group results (60 percent) and on their business area or divisional results (40 percent).

At least 20 percent of this "scorecard" must be made up of qualitative measurements, such as order growth with key customers, performance appraisal systems and financial gearing.

In addition to this group of senior managers, all other participating managers are measured with a minimum of 25 percent on ABB Group results. Resulting bonuses are paid in March each year after full-year results are announced.

In applying the scorecard principles, group executive committee members have a maximum bonus opportunity of 100 percent of their base salary.

6.6 Ownership of ABB shares and options

Under ABB's management incentive program members of the group executive committee received options in the years 1998 to 2003. The details of the various launches are as follows:

MIP launch	Allotment year	Vesting period	Term life	Subscription ratio	Exercise price CHF
MIP 1	1998	3 years	6 years	1.54:1.26	24.51
MIP 2	1998	3 years	6 years	1.54:1.26	20.26
MIP special	1999	3 years	6 years	5:1.26	29.75
MIP 3	1999	3 years	6 years	5:1.26	32.73
MIP 4	2000	3 years	6 years	5:1.26	42.05
MIP 5	2001	3 years	6 years	5:1.26	13.49
MIP 6	2003	3 years	6 years	5:1	7.00

The subscription ratios and exercise prices of MIP 1 to MIP 5 were adjusted due to the increase of ABB's share capital in December 2003 (see section 3.2 above).

As of December 31, 2003, the members of the group executive committee held (which does not necessarily equal the numbers granted, if the vesting period has lapsed) the following numbers of shares and options (based on the categorization described above):

		Number of options						
	Number of shares	Allotment year 1998 (MIP 1)	Allotment year 1998 (MIP 2)	Allotment year 1999 (MIP special)	Allotment year 1999 (MIP 3)	Allotment year 2000 (MIP 4)	Allotment year 2001 (MIP 5)	Allotment year 2003 (MIP 6)
Jürgen Dormann*		0	0	0	0	0	0	1,000,000
Dinesh Paliwal	119,500	0	30,000	0	100,000	250,000	1,000,000	1,000,000
Peter Smits	51,000	0	0	0	100,000	250,000	1,000,000	1,000,000
Gary Steel	0	0	0	0	0	0	0	1,000,000
Peter Voser	17,000	0	0	0	0	0	1,000,000	1,000,000

* For Jürgen Dormann's share ownership see section 5.9.

No person closely linked to any member of the group executive committee holds any shares of ABB or options in ABB shares.

7. Loans and guarantees granted to ABB's board of directors or group executive committee

ABB has not granted any loans or guarantees to its board members or members of the group executive committee.

8. Compensation for former members of the group executive committee

In 2003, ABB made a total payment of CHF 5,191,616 gross to four members of the group executive committee who departed during the calendar year 2002. This figure is composed of salary payments during contractual notice periods and severance payments made in lieu of continuing salary payments. In addition, ABB made contributions to the respective pension funds in an aggregate amount of CHF 321,886. In January 2004, ABB made a payment of CHF 589,592 gross to one former member of the group executive committee, in fulfillment of a contractual pension commitment.

9. Duty to make a public tender offer

ABB's articles of incorporation do not contain any provisions raising the threshold (opting-up) or waiving (opting-out) the duty to make a public tender offer pursuant to article 32 of the Swiss Stock Exchange and Securities Trading Act.

10. Change of control provisions

ABB does not offer "golden parachutes" to its members of the board of directors or senior executives. Consequently none of ABB's board members, group executive committee members or members of senior management is benefiting from clauses on changes of control. Employment contracts normally contain notice periods of 12 months for group executive committee members and three to six months for members of senior management, during which they are entitled to running salaries and bonuses.

11. Auditors

11.1 Group auditors and special auditors

Ernst & Young is the group and statutory auditor of ABB. OBT has been elected as special auditor to issue special review reports required in connection with capital increases.

11.2 Duration of the mandate and term of office of the group auditor

Ernst & Young assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Charles Barone, began serving in this function in May 2003.

11.3 Auditing and additional fees paid to group auditor

The audit fees paid by ABB in 2003 to Ernst & Young for the legally prescribed audit amounted to $21 million. Audit services are defined as the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on the consolidated financial statements of ABB and to issue an opinion on the local statutory financial statements.

It also includes services that can only be provided by the group auditor such as assistance with the application of new accounting policies, preissuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

In addition, ABB paid $13 million to Ernst & Young for non-audit services performed during 2003. Non-audit services include primarily accounting consultations and audits in connection with divestments, audits of pension and benefit plans, accounting advisory services, tax and compliance and other tax services. In accordance with the requirements of the U.S. Sarbanes-Oxley Act and rules issued by the Securities and Exchange Commission ("SEC"), the finance and audit committee has, on a global basis, introduced a process for the review and pre-approval of audit and non-audit services to be performed by the auditors.

11.4 Supervisory and control instruments vis-à-vis the group auditors

Ernst & Young periodically reads the approved minutes of meetings of our board of directors. Ernst & Young is present at the finance and audit committee meetings where audit planning is discussed and the results of our internal audit department's audit procedures are presented. Ernst & Young also periodically meets with the finance and audit committee to discuss the results of its audit procedures.

12. Information policy

ABB reports to the SWX Swiss Exchange and the exchanges in London, Stockholm, Frankfurt and New York, where it is listed, and publishes quarterly reports. ABB submits its annual report on form 20-F to the U.S. stock exchange supervision authority, the SEC. All of these reports may also be downloaded from: www.abb.com/investorrelations

The company's official means of communication is the Swiss Official Gazette of Commerce.

Inquiries may also be made to ABB Investor Relations:
Telephone: +41 43 317 71 11
Fax: +41 1 311 98 17

ABB's Web site is www.abb.com

13. Further information on corporate governance

The list below contains references to additional information on the corporate governance of ABB, which can be accessed at: www.abb.com

- articles of incorporation
- regulations of the board of directors
- CV of members of the board of directors
- CV of members of the group executive committee
- corporate governance charter
- charter of the nomination and compensation committee
- charter of the finance and audit committee
- business ethics
- comparison of ABB's corporate governance practices to the New York Stock Exchange rules

Management

Division management teams

Automation Technologies

Division head	Dinesh Paliwal
CFO	Herbert Parker
Business area managers:	
Automation Products	Tom Sjökvist
Manufacturing Automation	Bo Elisson
Process Automation	Martinus Brandal
Local division manager, China	Veli-Matti Reinikkala
Country manager, Finland	Mikko Niinivaara
Country manager, Germany	Bernhard Jucker
Country manager, India	Ravi Uppal
Country manager, Ireland	Frank Duggan
Country manager, Sweden	Sten Jakobsson
Division function managers:	
Communications	Brad Hoffman
Human Resources	Jeff Halsey
Information Systems	Haider Rashid
Operational Excellence	Anders Jonsson
Strategic Marketing	Girish Nadkarni
Technology	Peter Terwiesch

Power Technologies

Division head	Peter Smits
CFO	Victor Bolt
Business area managers:	
High-Voltage Products	Jens Birgersson
Medium-Voltage Products	Guido Traversa
Power Systems	Josef A. Dürr
Transformers	Brice Koch
Utility Automation Systems	Michael Hirth
Country manager, Canada and local division manager, United States	Paul Kefalas
Local division manager, China	Peter Leupp
Local division manager, Germany	Joachim Schneider
Local division manager, Sweden	Per Haugland
Local division manager, Switzerland	Hanspeter Fässler
Division function managers:	
Communications	Klaus Treichel
Human Resources	Ulla Jonsson
Information Systems	Wes Patterson
Marketing	Jasmin Staiblin
Project Management	Jim Triompo
Quality	Steven Hegyi
Technology	Georg Schett

Group Functions reporting to CEO, Jürgen Dormann

Corporate Communications	Björn Edlund
Corporate Strategy	Tobias Becker
Group Internal Audit	Markus Kistler
Legal Affairs and Compliance	John Scriven
Research and Development	Markus Bayegan

Group Functions reporting to head of Human Resources, Gary Steel

HR Operations	Paul Lewis
Executive Remuneration	Jimmy Yap
Sustainability Affairs	Christian Kornevall

Group Functions reporting to CFO, Peter Voser

Corporate Finance and Taxes	Alfred Storck
Finance Advisory	Johan Löwenhielm
Group Controlling	Hannu Kasi
Information Systems	Haider Rashid
Investor Relations	Michel Gerber
Merger and Acquisitions and New Ventures	Eric Elzvik
Risk Management	Charles Salek

ABB Lummus Global*

CEO	Samir Brikho

* Also reporting to CFO, Peter Voser

Country managers

Europe

Austria	Rudolf Petsche
Baltic States	Bo Henriksson
Benelux	Marco Croon
Czech Republic	Olle Jarleborg
Denmark	Claus Madsen
Finland	Mikko Niinivaara
France	Allan Huldt
Germany	Bernhard Jucker
Greece	Costas Cosmadakis
Hungary	Peter Hegedus
Ireland	Frank Duggan
Italy	Gian-Francesco Imperiali
Norway	Peer-Hakon Jensen
Poland	Miroslaw Gryszka
Portugal	Carlos Dias
Romania	Peter Simon
Russia	Michel Tchesnakoff
Slovak Republic	Andrej Toth
Spain	Carlos Marcos
Sweden	Sten Jakobsson
Switzerland	Hanspeter Fässler
Turkey	Oivind Lund
United Kingdom	Trevor Gregory

Middle East and Africa

Egypt	Bassim Youssef
Iran	Homayoon Bayegan
Israel	Ronen Aharon
Kenya/Eastern Africa	Martin De Grijp
Morocco/North and Francophone Africa	Jean-Claude Lanzi
Nigeria/Western Africa	Paul Mair
Saudi Arabia	Mahmoud Shaban
South Africa/Southern Africa	Carlos Pone
UAE/Near East and Gulf	Faraj AlJarba

Americas

Argentina	Ulises de la Orden
Brazil	Joakim Olsson
Canada	Paul Kefalas
Chile	Victor Ballivian
Colombia	Ramon Monras
Mexico	Armando Basave
Panama/Central America, Caribbean	Alvaro Malveiro
Peru	Eduardo Soldano
United States	Dinesh Paliwal
Venezuela	Carmine Tedino

Asia

Australia	John Gaskell
China	Peter Leupp
India	Ravi Uppal
Indonesia	Ulf Rolander
Japan	Isamu Suzuki
Malaysia	Bengt Andersson
New Zealand	John Gaskell
Philippines	Magnus Wibling
Singapore	BoonKiat Sim
South Korea	Yun-Sok Han
Taiwan	Göran Sundin
Thailand	Jonny Axelsson
Vietnam	Erik Rydgren

Region managers

Central and Eastern Europe	Bruno Berggren
North and South East Asia	BoonKiat Sim
Middle East and North Africa	Faraj AlJarba
Sub Sahara Africa	Carlos Pone

ABB on the Web
www.abb.com

Our Web site serves every stakeholder group, from customers (60 percent of traffic) and suppliers to NGOs, journalists, investors, potential employees and academics.



Welcome to ABB

ABB had around 12 million visitors to its Web site in 2003.

About ABB
This section of the site provides an overview of our products, services and solutions, sheds light on the ABB Group strategy, and outlines our organizational structure, business principles, corporate governance charter and 120-year history.

Products and services
ABB's products and services are its lifeblood. In this section you can find our product guide – an A to Z list of products we have made or now make. You can also find our service guide and contact list, which provide detailed information regarding the upkeep of power plants and factories, and sales contacts to help you get what you need immediately, wherever you are located.

Sustainability
ABB follows the Sustainability Reporting Guidelines, first published in mid-2000 by the Global Reporting Initiative (GRI) – an international, multi-stakeholder undertaking supported by the United Nations. The GRI guidelines are based on a "triple bottom line" reporting concept, covering economic, environmental and social performance.

News center
This section is devoted to the media and includes press releases, trade and technology releases, speeches and presentations, downloadable pictures of our people and technology, and an up-to-date library of publications.

Technology
ABB is a technology-based company. We run two global research and development labs and ten research programs in power and automation. You can watch streaming video interviews with our experts and listen to them discuss strategy and the future direction of R&D. One of the most valuable parts of ABB's technology section is devoted to publications, including research papers, periodicals, technology reviews and reports.

Careers
The careers section on ABB's Web site offers everything you need to know as a student, recruit or professional looking for new challenges. It features the most recently posted jobs in ABB, background information on the company, and interviews and videos-on-demand with existing employees. New sections are devoted to registering your own CV, and students and interns, where you can choose from a variety of interesting international assignments.

Investor relations
This section includes ABB's share price ticker, listings and ticker symbols. It displays per share, dividend and stock split history and has all of ABB's quarterly financial releases, an information archive, outlook statement, annual reports and shareholder updates.

ABB Ltd
Corporate Communications
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0)43 317 7111
Fax: +41 (0)43 317 7958

www.abb.com

ABB Ltd
Investor Relations
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0)43 317 7111
Fax: +41 (0)43 317 9817

ABB Inc.
Investor Relations
P.O. Box 5308
Norwalk CT 06856-5308
USA
Tel: +1 203 750 7743
Fax: +1 203 750 2262

ABB Ltd
Investor Relations
SE-721 83 Västerås
Sweden
Tel: +46 (0)21 32 50 00
Fax: +46 (0)21 32 54 48

ABB Group Annual Report 2003
Financial review



ABB

Caution concerning forward-looking statements

The ABB Group Annual Report 2003 includes forward-looking statements. In the Operational review, such statements are included in "Letter to shareholders," "Chief financial officer's report," "Power Technologies," "Automation Technologies" and "Human Resources" and in the Financial review, such statements are included in "Management discussion and analysis." Additionally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements. We have based these forward-looking statements largely on current expectations and projections about future events, financial trends and economic conditions affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things, the following: (i) the difficulty of forecasting future market and economic conditions; (ii) the effects of, and changes in, laws, regulations, governmental policies, taxation, or accounting standards and practices; (iii) our ability to dispose of certain of our non-core businesses on terms and conditions acceptable to us; (iv) our ability to manage our liquidity and further reduce our indebtedness as planned; (v) the resolution of asbestos claims on terms and conditions satisfactory to us; (vi) the effects of competition in the product markets and geographic areas in which we operate; (vii) our ability to anticipate and react to technological change and evolving industry standards in the markets we operate; (viii) the timely development of new products, technologies, and services that are useful for our customers; (ix) unanticipated cyclical downturns in some of the industries that we serve; (x) the risks inherent in large, long-term projects served by parts of our business; (xi) the difficulties encountered in operating in emerging markets; and (xii) other factors described in documents that we may furnish from time to time with the U.S. Securities and Exchange Commission, including our Annual Reports on Form 20-F. Although we believe that the expectations reflected in any such forward-looking statements are based on reasonable assumptions, we can give no assurance that they will be achieved.

We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Financial review

Operating and financial review and prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related notes and other financial information contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. See "Forward-looking statements" at the beginning of this annual report.

About ABB

We are a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. We employ approximately 116,000 people and operate in approximately 100 countries.

We are headquartered in Zurich, Switzerland and our shares are traded on the stock exchanges in Zurich, Stockholm, New York, Frankfurt and London.

We were formed in 1988, when Asea AB of Sweden and BBC Brown Boveri of Switzerland merged under the name ABB Ltd. Asea AB's history dates back to 1883. BBC Brown Boveri was founded in 1891.

Organizational structure

Effective January 1, 2003, we realigned our business divisions to combine our former Power Technology Products and Utilities divisions into a new Power Technologies division and combined our former Automation Technology Products and Industries divisions into a new Automation Technologies division. Our Oil, Gas and Petrochemicals businesses, a part of which we have agreed to sell, and our Insurance business area were reclassified as discontinued operations along with a number of other businesses in 2003 and 2002, respectively. Our remaining activities were grouped as Non-core activities and the remaining headquarter type functions were grouped into a Corporate/Other division. We began reporting our financial results to reflect this new structure effective January 1, 2003.

We streamlined our divisional structure to help sharpen our focus on power and automation technologies, to increase efficiency and to create a sustainable lower cost base. We consider the Power Technologies and Automation Technologies divisions to be our core divisions, and our management intends to focus its attention on, and future investments in, these divisions.

Effective January 1, 2004, some business areas within our business divisions were combined. The changes are further discussed within the "Our business divisions" section below.

Our business divisions

Power technologies division

The ABB Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division had approximately 39,000 employees at December 31, 2003. The distribution of revenues of this division by business areas for the year 2003, approximately, are as follows:

Business areas and percentage of revenues	
Power Systems	28%
Medium-Voltage Products	17%
High-Voltage Products	16%
Utility Automation Systems	15%
Power Transformers	14%
Distribution Transformers	10%

The Power Technologies division at January 1, 2004 consists of five business areas:

1. Power Systems
2. Utility Automation Systems
3. High-Voltage Products
4. Medium-Voltage Products
5. Transformers

Our Power Systems business area generated approximately $ 2.3 billion in revenues in 2003 and had approximately 8,000 employees at December 31, 2003. Key product lines in this business area include transmission and distribution substations, flexible alternating current transmission systems (FACTS) and high-voltage direct current (HVDC) systems, which are technologically advanced concepts to increase transmission capacity and stability in power networks. Our HVDC and FACTS business lines are supported by our own in-house power semiconductor factory. In addition, this business area undertakes turnkey contracts to install and upgrade transmission and distribution systems.

Our Power Systems business area sells primarily to utilities, but also to industrial end-users, and is complimented by a consulting and power systems services arm. Orders and revenues are evenly distributed among the Americas, Europe, the Middle East and Africa, and Asia-Pacific.

Our Utility Automation Systems business area generated approximately $ 1.3 billion in revenues in 2003 and had approximately 5,500 employees at December 31, 2003. This business area is focused on automation, control and protection systems for power generation, power transmission and distribution networks, the energy market and water management. It also offers substation automation and protection products and systems and complete utility

communication networks. Europe, Middle East and the United States are major markets, while activities in Asia are expanding.

Our High-Voltage Products business area generated approximately $ 1.4 billion in revenues in 2003 and had approximately 6,000 employees at December 31, 2003. This business area's primary products include high-voltage switchgear and high-current systems and cables. We sell high-voltage products primarily to utilities, as well as to distributors, wholesalers, installers, original equipment manufacturers and industrial end-users. We export mostly from Europe to all parts of the world.

Our Medium-Voltage Products business area generated approximately $ 1.5 billion in revenues in 2003 and had approximately 7,000 employees at December 31, 2003. This business area develops, manufactures and sells a wide range of circuit breakers and contactors, fuses, sensors, switches, vacuum interrupters and outdoor distribution products and sells primarily to utilities, industrial end-users, distributors, wholesalers, installers and original equipment manufacturers. Revenues of this business are primarily generated in Western Europe, followed by Asia, North America and the Middle East.

The former Distribution Transformers and Power Transformers business areas, which shared many locations, were merged to form a single Transformers business area at the beginning of 2004. The merger is intended to help reduce product overlaps, eliminate redundant research and development efforts, and improve supply chain management.

The combined Transformers business area generated approximately $ 2 billion in revenues in 2003 and, at December 31, 2003, had approximately 13,000 employees. The business area sells a wide range of transformers – from single-phase transformers, to small, medium and large distribution transformers, reactors, traction, phase-shifting, converter and extra high-voltage transformers. Europe and the Americas account for a major portion of this business area's revenues while the revenues in Asia and the Middle East are improving.

Automation technologies division

The ABB Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low-voltage products. The division had approximately 55,000 employees at December 31, 2003. The distribution of revenues of this division by business areas for the year 2003, approximately, are as follows:

Business areas and percentage of revenues	
Low-Voltage Products and and Instrumentation	27%
Paper, Minerals, Marine and Turbocharging	21%
Drives, Motors and Power Electronics	17%
Robotics, Automotive and Manufacturing industries	14%
Petroleum, Chemicals and Consumer industries	14%
Control Platform and Enterprise Products	7%

The Automation Technologies division at January 1, 2004 consists of three business areas:

1. Automation Products
2. Process Automation
3. Manufacturing Automation

The Automation Products business area generated approximately $ 4.5 billion in revenues in 2003 and had approximately 27,000 employees at December 31, 2003. Key products in the Automation Products business area include low and medium-voltage drives, as well as low and high-voltage motors, which are used in the building automation, marine, power, transportation, manufacturing and process industries. The business area also offers power electronics systems, which are sold to metals smelters, railway manufacturers and power plants.

Other low-voltage products offered by the Automation Products business area include devices for power quality and protection, wire management, switching and motor control. Instrumentation products include actuators and positioners, analytical instruments, as well as devices to measure flow, pressure, level, temperature and similar process variables.

Many of this business area's automation products are high volume products sold through channel partners, such as distributors, wholesalers, installers, and original equipment manufacturers. The business area is geographically diverse, with operations and customers throughout Europe, the Americas and Asia.

The Process Automation business area generated approximately $ 4.0 billion in revenues in 2003 and had approximately 21,500 employees at December 31, 2003. It combines the resources of three former business areas: Control Platform and Enterprise Products; Petroleum, Chemical and Consumer; and Paper, Minerals, Marine and Turbocharging.

This new business area includes control, force measurement, marine and turbocharging systems among its key technologies. Largest among these is the design of systems for control and plant optimization in the process and utility industries, where our employees apply their

extensive knowledge of customer processes to application-specific requirements.

Marine sector solutions include our systems for electric propulsion, power generation and distribution, automation and heating, ventilation and air conditioning systems aboard cruise, cargo and other offshore vessels. Our turbochargers add performance, environmental and fuel efficiency to large gasoline and diesel engines.

Our Process Automation business area is geographically diverse, with strategic hubs of activity, including research and development, in the United States, Europe, India, China and Southeast Asia. Revenues of this business area are primarily generated in Europe followed by the Americas and Asia with equal share and the Middle East with a comparatively lower share.

The Manufacturing Automation business area generated approximately $ 1.4 billion in revenues in 2003 and had approximately 6,500 employees at December 31, 2003. Our Manufacturing Automation business has a large installed base of industrial robots – more than 100,000 – and sells robots and related equipment and software to the automotive, material handling, foundry and packaging industries.

This business area also develops standardized manufacturing cells for machine tending, welding, cutting, painting and finishing and provides packaged systems to auto manufacturers for press automation, paint process automation and power train assembly.

This business area's research and development and manufacturing locations are focused in the United States and Sweden – near major automotive centers. Most of our revenues in this business area are generated in the Americas, Western Europe and China.

Non-core activities

Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions (core divisions) and which we intend in the majority to divest or discontinue are grouped together and their results are reported under the heading of Non-core activities. These activities comprise primarily the remaining parts of Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other activities, including Customer Service Workshops, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-core activities, is now discussed as part of discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda. Non-core activities had approximately 8,700 employees at December 31, 2003.

Our Equity Ventures business area owns and operates infrastructure projects in various countries. Our Equity Ventures business area originally focused its investment activities on independent power projects because it provided business opportunities for our former power generation division. Subsequent projects also were selected primarily to develop opportunities to sell our equipment and systems. Therefore, the Equity Ventures portfolio reflects some of the businesses in which we were engaged when the investments were made. Our Equity Ventures business area is not pursuing further project development or additional investments and we will consider selling investments of this business area when we believe we have received an optimal offer. During 2003, we sold our stakes in ABB Redbank Project Pty Ltd. and ElectraNet Pty Ltd.

Our Structured Finance business area provides financing, including export, trade and project financing and asset-based leasing and lending. In 2002, we decided to sell our Structured Finance businesses. In 2003, we continued the divestment of our remaining Structured Finance business area, including our ownership interest in the Swedish Export Credit Corporation, certain lease and loan portfolios, ownership interests in infrastructure projects and other financial assets. We sold ABB Export Bank, previously part of our Structured Finance business area in December 2003.

Our Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by our Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers. Following our decision to divest our Building Systems businesses in 2002, we finalized the divestment of a number of our activities in the Building Systems business area during 2003, including our activities in Austria, Benelux, the Nordic region (Baltic states, Denmark, Finland, Norway, Russia and Sweden), Portugal and the United Kingdom. We have not yet sold the Building Systems businesses in Germany, Poland, the United States, Hong Kong and Egypt. In February 2004, we signed an agreement to sell our Building Systems business in Switzerland to an investor group, while retaining a 10% interest in the business.

We established New Ventures in 2001 as a "fast lane" business incubator that would find, develop and invest in new business opportunities, both internally and externally. New Ventures had three investment portfolios – the Industrial IT Venture Fund and Operational Ventures, both of which focused on investment opportunities externally, and Innovisions, which focused on opportunities internally. Activities involved providing both seed funding for start-ups and growth funding for mature businesses. It also directly

managed several majority-owned companies. In October 2002, we announced a restructuring program to discontinue Non-core activities in New Ventures and transfer out a number of core activities to other business areas. In December 2003, we announced the sale of our Wind Energy business in Germany, which was primarily focused on the development and engineering, procurement and construction of wind parks, primarily in Europe. The remaining part of the business area includes the Distributed Energy business and investments in emerging technology businesses.

We originally formed Group Processes as a business division in January 2001 to drive growth and cut costs by establishing common working processes and a common IT infrastructure. The areas of focus included supply and demand chain management, project management, financial processes, internal audit, quality control and marketing and sales. In addition, this division provided shared services in areas such as accounting and payroll and training through local services centers in many countries. This division also provided IT infrastructure services and applications support. The division was dissolved in October 2002 when supply and demand chain management as well as marketing and sales activities were moved into the core divisions to more closely link them to those businesses. The financial processes and shared services activities were moved into our finance function, under the auspices of our chief financial officer. In February 2003, all the IT operations were moved into the office of the chief information officer. Effective January 1, 2004, activities in the Group Processes business area had been dissolved or integrated into the core divisions, Group Processes no longer functions as a separate business area.

Our Customer Service Workshop operations consist of overhaul, repair and rewinding of rotating machine products manufactured by the Automation Technologies division, as well as those from third-party suppliers. Following the decision we made in 2002 to strategically reduce our activities in this business, most of our activities were either transferred to the core divisions, closed or divested. We continue our efforts to divest or close the remaining portion of this business during 2004.

The Logistic Systems business area provides information technology packages and automation services to airports for baggage and material handling, air traffic management, as well as turnkey electromechanical and airfield lighting systems. In the Logistic Systems business area in 2003, we finalized our exit from Norway whereas our units in Italy, Singapore and Zimbabwe are completing certain projects before closure. We continue efforts to divest our German business.

Corporate/Other

Our Corporate/Other comprises headquarters and stewardship activities, research and development activities and other activities, as described below. Corporate/Other had approximately 3,000 employees at December 31, 2003.

Headquarters and stewardship activities include the operations of our head office in Zurich, Switzerland, as well as corresponding local holding companies in approximately 65 countries. These operations cover staff functions with group-wide responsibilities, such as group accounting and consolidation, finance and controlling, audit, tax, financial advisory, legal affairs, risk management and insurance, communications, investor relations and human resources.

Group Research and Development supports the divisions in developing cross-divisional technology platforms and builds up our protected technology. By close cooperation with the world's leading universities, cutting edge technology is transferred to our products and systems.

Other activities include our Real Estate and Group Treasury Operations. Our Real Estate management objective is to enhance our competitiveness and effectively support our business activities, with the most efficient and profitable use of our real estate assets and facilities. Group Treasury Operations act as a cost center for internal treasury activities.

The discussion that follows reflects how we managed and reported our businesses during 2003. Therefore, we refer to the business areas as they were prior to their realignment in 2004, discussed above. We have included a separate discussion of discontinued operations.

Application of critical accounting policies

General

We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to: costs expected to be incurred to complete projects; the costs of product guarantees and warranties: provisions for bad debts, inventories, investments, intangible assets and income taxes; provisions for restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying

values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions that we use in the preparation of our Consolidated Financial Statements. These policies should be considered in reviewing our Consolidated Financial Statements.

Revenues and cost of sales recognition

We recognize revenues from the sale of manufactured products when all of the following conditions are met: a persuasive evidence of an arrangement exists, the sales price is fixed and determinable, collectibility is reasonably assured and title, including the risks and rewards of ownership, has been transferred to the customer. When multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The allocation of the sales price between delivered elements and undelivered elements might affect the timing of revenue recognition, but would not change the total revenue recognized on the contract. Revenues from short-term contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed. As a result, significant contract interpretation is sometimes required to determine the appropriate period of revenue recognition.

These revenue recognition methods assume collectibility of the revenues recognized. When recording the respective accounts receivable, loss reserves are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. There remains the risk that greater defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed that which will be collected, resulting in a deterioration of earnings in the future. This risk is likely to increase in a period of significant negative industry or economic trends.

Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost or delivery events methods to measure progress towards completion on contracts. We determine the method to be used by type of contract based on our experience and judgment as to which method best measures actual progress towards completion.

The percentage-of-completion method of accounting involves the use of assumptions and projections, relating to future material, labor, construction and overhead costs. As a consequence, there is a risk that total contract costs will exceed those which we originally estimated. These risks are heightened if the duration of a contract increases or if the project is a turnkey project and the price is fixed, because there is a higher probability that the circumstances upon which we originally developed the estimates will change in a manner that increases our costs and that we will not recover them. Factors that could cause costs to increase include:

- unanticipated technical problems with the equipment being supplied or developed by us which may require that we incur additional costs to remedy the problem;
- changes in the cost of components, materials or labor;
- difficulties in obtaining required governmental permits or approvals;
- project modifications creating unanticipated costs;
- suppliers' or subcontractors' failure to perform;
- penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits; and
- delays caused by unexpected conditions or events.

Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to total estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimate are determined. We believe that this approach, referred to as the "catch-up approach", produces more accurate information because the cumulative revenue-to-date reflects the current estimates of the stage of completion. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues. Any such losses are recorded as a component of cost of sales.

We accrue anticipated costs for warranties when we recognize the revenue on the related contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship, performance guarantees (technical risks) and delays in contract fulfillment. Although we generally make assessments on an overall, statistical

basis, we make individual assessments on orders with risks resulting from order-specific conditions or guarantees, such as plants or installations. There is a risk that actual warranty costs will exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

Revenues under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Accounting for discontinued operations
Our strategy is to focus on power and automation technologies for utility and industry customers. In accordance with our strategy, we have sold or plan to sell certain businesses that are not part of our core power and automation technologies businesses. On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long Lived Assets.* SFAS 144 broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, if certain criteria are met. The purpose of SFAS 144 is to allow for historically comparable data to be available to investors without the distortions created by divestments or the closure or abandonment of businesses, thereby improving the predictive value of financial statements. SFAS 144 requires the revenues and associated costs, net of taxes, of certain divestments and abandonments, to be classified as discontinued operations, net of taxes, below income from continuing operations in the Consolidated Income Statement and requires the related assets and liabilities to be classified as assets or liabilities held for sale and in discontinued operations in the Consolidated Balance Sheet.

In order to classify a business as a discontinued operation, SFAS 144 requires that certain criteria be met. In certain cases, significant interpretation is sometimes required to determine the appropriate classification. Changes in plans regarding the sale of a business may change our interpretation as to whether a business should be classified as a discontinued operation. Any such reclassification may have a material impact on our income from continuing operations and the individual components thereof.

In the Consolidated Statement of Cash Flows, we have included the businesses classified as discontinued operations in the individual line items within cash from operating, investing and financing activities, together with continuing operations, as permitted by U.S. GAAP.

For a description of the discontinued operations reflected in our Consolidated Financial Statements, see "Discontinued operations" below.

Goodwill and other intangible assets impairment
We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets.* SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are one level below the reportable segments identified in Note 26 of our Consolidated Financial Statements. We use a discounted cash flow model to determine the fair value of reporting units unless there is a readily determinable fair market value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

The discounted cash flow model, which we use to estimate the fair value of our reporting units is dependent on a number of factors including estimates of future cash flows, appropriate discount rates and other variables. Estimating future cash flows requires us to make significant estimates and judgments involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We review intangible assets in accordance with SFAS 144, and accordingly test for impairment upon the occurrence of certain triggering events such as a decision to divest a business.

We record any related impairment charge in other income (expense), net in our Consolidated Income Statement, unless it is related to a discontinued operation, in which case the charge is recorded in loss from discontinued operations, net of tax.

Pension and post-retirement benefits
As more fully described in Note 21 to our Consolidated Financial Statements, we operate pension plans which cover the majority of our employees. We use actuarial valuations to determine our pension and post retirement benefit costs and credits. The amounts calculated depend on a variety of

key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rate is reviewed annually and considered for adjustment based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rate result in an increase in the projected benefit obligation and to pension costs (as shown in Note 21 to our Consolidated Financial Statements).

The expected return on plan assets is reviewed annually and considered for adjustment based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. If the expected rate of return on assets for 2004 was to decrease by 0.5 percent from the 2003 rate of 6.01 percent, then our 2004 pension costs would be approximately $ 29 million higher.

Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other post retirement benefit obligations in future periods.

The "unfunded" balance, which can increase or decrease based on the performance of the financial markets or changes in our assumption rates, does not represent a mandatory short-term cash obligation. Instead, the unfunded balance of a pension plan is the difference between the projected obligation to employees (PBO) and the fair value of the plan assets. While we comply with appropriate statutory funding requirements, at December 31, 2003, the unfunded balance of our pension plans was $ 1,636 million. In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), *Employers' Accounting for Pensions,* we have recorded on the Consolidated Balance Sheet a net liability of $ 866 million in relation to this unfunded benefit balance. The difference is primarily due to an unrecognized actuarial loss of $ 737 million, which is amortized using the "minimum corridor" approach as defined by SFAS 87.

In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), *Determining the Classification and Benefit Attribution Method for a "Cash Balance" Pension Plan,* which requires the "traditional unit credit method" to be used for the calculation of the liability and attribution of the costs for pension plans with certain characteristics. We determined that certain of our pension plans covering the employees of Switzerland had the characteristics described in EITF 03-4 and therefore we changed the approach to calculating the PBO from the projected unit credit method to the traditional unit credit method. The change in cost attribution methods resulted in an actuarial gain of $ 406 million which is included in the unrecognized actuarial loss of $ 737 million and as described above, will result in lower net pension costs in future years, but did not affect earnings in the current year.

We have multiple non-pension post-retirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases per annum to be 11.81 percent for 2003, then gradually declining to 5.96 percent per annum in 2013, and to remain at that level thereafter.

Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care costs would have had the following effects at December 31, 2003:

	One-percentage-point increase	One-percentage-point decrease
	($ in millions)	
Effect on total of service and interest cost components	2	(2)
Effect on accumulated post-retirement benefit obligation	23	(20)

Taxes

In preparing our Consolidated Financial Statements we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. The differences are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when we determine that it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within Provision for taxes in the Consolidated Income Statement unless the change relates to discontinued operations, in which case the change is recorded in income (loss) from discontinued operations, net of tax. Unforeseen changes in tax rates and tax laws as well as differences in the projected taxable income compared to the actual taxable income may affect these estimates.

Consolidation

We evaluate our investments in joint ventures and other types of investments for purposes of determining whether consolidation or the cost or equity method of accounting is appropriate. This determination is based upon our ability to retain and exercise control through our decision-making powers and our ability to exercise significant influence over the entity, as well as our ownership interests in the entity.

Material changes to our ability to retain control and exercise significant influence over an entity could change the accounting method between consolidation or the cost or equity method, which could have a material impact on our Consolidated Financial Statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.* FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. Accordingly, VIEs entered into after January 31, 2003, are consolidated when we are considered the primary beneficiary. Also after January 31, 2003, previously consolidated variable interest entities would be deconsolidated when a triggering event, as defined by FIN 46, indicates we are no longer the primary beneficiary. For those VIEs where we are not the primary beneficiary, we apply our existing consolidation policies in accordance with U.S. GAAP.

In determining the primary beneficiary of a VIE, we are required to make projections of expected losses and expected residual returns to be generated by that VIE. The projected expected losses and expected residual returns are critical to the identification of the primary beneficiary. These projections require us to use assumptions, including the probability of cash flows. Expected losses and expected residual returns materially different from those projected could identify another entity as the primary beneficiary. A change in the contractual arrangements or ownership between the parties involved in the VIE could have an impact on our determination of the primary beneficiary, which in turn, could have a material impact on our Consolidated Financial Statements.

Contingencies

As more fully described in Note 18 to our Consolidated Financial Statements, we are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of provision required, if any, for these contingencies is made after careful analysis of each individual issue, often with assistance from both internal and external counsel and technical experts. The required amount of provision for contingencies of any type may change in the future due to new developments in the particular matter, including changes in approach to its resolution, such as in settlement strategy.

Restructuring

We recorded significant provisions in connection with our restructuring programs. These provisions include estimates pertaining to employee termination costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as voluntary retirement of employees and other business developments. These costs are recorded primarily in other income (expense), net, in the Consolidated Income Statement unless the costs relate to discontinued operations in which case the change is recorded in discontinued operations, net of tax. See "Restructuring expenses" below.

Our Insurance business

In December 2003 we entered into an agreement to sell our Reinsurance business and consequently we have reflected the results of operations in loss from discontinued operations, net of tax, and the assets and liabilities in assets and liabilities held for sale and in discontinued operations for all periods presented.

We generally recognize premiums in earnings on a pro rata basis over the period coverage is provided. Premiums earned include estimates of certain premiums not yet collected. These premium receivables include premiums relating to retrospectively rated contracts. For such contracts, a provisional premium is collected that will eventually be adjusted. We include an estimated value of the actual premium in receivables. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies that we reinsure.

Insurance liabilities are reflected in liabilities held for sale and in discontinued operations, in our Consolidated Balance Sheet and represent unpaid claims, losses, and related loss expenses based upon estimates for losses reported, estimates received from ceding reinsurers, and estimates of incurred but not reported losses related to direct and assumed business, less amounts ceded to reinsurers. Reserves for unreported losses are determined by an estimate established using various statistical and actuarial techniques reflecting historical patterns of development of paid and reported losses adjusted for current trends. The inherent variability of the estimate is analyzed in order to

ascertain whether it is reasonable before application. We do not discount loss and loss adjustment expense reserves. We develop our estimate considering a range of reserve estimates bounded by a high and a low estimate. The high and low ends of the range do not correspond to an absolute best and worst case scenario of ultimate settlements because such estimates may be the result of unlikely assumptions. Our best estimate therefore does not include the set of all possible outcomes but only those outcomes that are considered reasonable. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, we believe the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in discontinued operations. Adjustments to reserves are reflected in the loss from discontinued operations, net of tax, in the periods in which the estimates are changed.

We reflect our liability for losses net of anticipated salvage and subrogation recoveries. Salvage and subrogation received and changes in estimates of future recoveries are reflected in current year underwriting results. We believe the liabilities for losses and loss adjustment expenses are adequate to cover the ultimate liability; however, due to the underlying risks and high degree of uncertainty associated with the determination of the liability for losses, such estimates may be more or less than the amounts ultimately paid when the claims are settled.

We seek to reduce the loss from our underwriting liabilities by reinsuring certain levels of risks with other insurance enterprises or reinsurers. We used recoverable amounts for both paid and unpaid losses. We estimate these recoverable amounts in a manner consistent with the claim liability associated with the reinsurance policy. The risk of collectibility of these reinsurance receivables arises from disputes relating to the policy terms and the ability of the reinsurer to pay.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations,* and SFAS 142 which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment found. We determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. We recognized goodwill amortization expense in continuing operations of $ 148 million in 2001, and goodwill amortization expense in discontinued operations of $ 43 million in 2001. Accordingly, income from continuing operations in 2001 would have been $ 319 million ($ 0.28 per share), loss from discontinued operations in 2001 would have been $ 794 million ($ 0.70 per share) and net loss in 2001 would have been $ 538 million ($ 0.48 per share) if we had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), *Accounting for Asset Retirement Obligations,* which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. We adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on our results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of,* while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, SFAS 144 broadens the presentation of discontinued operations to include more sold and abandoned businesses. We adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2003 and 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified. See "Application of critical accounting policies – Accounting for discontinued operations" above.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. We elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from

extinguishment of debt of $ 12 million recorded as extraordinary items in 2001, are no longer reflected as extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), *Accounting for Costs Associated with Exit or Disposal Activities,* which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard became effective January 1, 2003 and was applied to restructuring activities initiated after that date. Prior to January 1, 2003, we accounted for restructuring activities in accordance with Emerging Issues Task Force No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* The adoption of SFAS 146 did not have a material impact on our financial position or results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. We adopted the disclosure requirements of FIN 45 on December 31, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. We adopted the recognition and measurement requirements of FIN 45 on January 1, 2003. The adoption of the recognition and measurement requirements of FIN 45 did not have a material impact on our results of operations.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), *Accounting for Revenue Arrangements with Multiple Deliverables,* which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangements, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The adoption of EITF 00-21 did not have a material impact on our financial position at December 31, 2003, or on our results of operations for the year then ended.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123.* We have elected to continue with our current practice of applying the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees.* We have adopted the disclosure requirements of SFAS 148 effective December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.* FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, we adopted the requirements of FIN 46 and applied the guidance to VIEs in which we have an interest. See Note 8 of our Consolidated Financial Statements for information relating to the impact of adopting FIN 46. FIN 46 was revised in December 2003. We will adopt the December revision (FIN 46R) by March 2004. We continue to evaluate the effects of the adoption of FIN 46R and do not expect such effects to be material to our consolidated financial positions or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within the scope of the statement as a liability. SFAS 150 applies to all financial instruments entered into after May 31, 2003, and otherwise became effective for us after June 15, 2003. In November 2003, SFAS 150 was amended to indefinitely defer the measurement and recognition guidance for non-controlling interests that are classified as equity in a subsidiary, but that would be classified as a liability in our financial statements under SFAS 150. However, SFAS 150, as amended, provides guidance on classification and disclosure of mandatorily redeemable non-controlling interests. We have adopted the measurement, classification and disclosure criteria of SFAS 150, as amended. The adoption of SFAS 150 did not have a material impact on our financial position at December 31, 2003, or on our results of operations for the year then ended.

In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4),

Determining the Classification and Benefit Attribution Method for a "Cash Balance" Plan. EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. We adopted EITF 03-4 in May 2003. As a result, we account for certain of our pension plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 reduced the unfunded amount of our Swiss pension plans by approximately $ 406 million, but did not have a material impact on our financial position at December 31, 2003, or on our results of operations for the year then ended.

Restructuring expenses

2001 Program

In July 2001, we announced and initiated a restructuring program (2001 Program) in an effort to improve productivity, reduce our cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the 2001 Program are included in other income (expense), net. We paid termination benefits of $ 99 million, $ 149 million and $ 32 million to approximately 2,270, 4,000 and 2,150 employees in 2003, 2002 and 2001, respectively. Workforce reductions included production, managerial and administrative employees. Additionally, we paid approximately $ 12 million, $ 29 million and $ 31 million to cover costs associated with lease terminations and other exit costs in 2003, 2002 and 2001, respectively. Based on changes in our original estimate, a $ 22 million and $ 21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net, in 2003 and 2002, respectively. Currency fluctuations resulted in a $ 23 million and $ 25 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003 and 2002, respectively. Accrued liabilities included $ 9 million and $ 94 million for termination benefits and $ 27 million and $ 52 million for lease terminations and other exit costs at December 31, 2003 and 2002, respectively.

As a result of the 2001 Program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $ 18 million and $ 41 million in 2002 and 2001, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Step change program

In October 2002, we announced the Step change program. We estimate that restructuring costs under the Step change program will be approximately $ 200 million in 2004. The goals of the Step change program are to increase the competitiveness of our core businesses, reduce overhead costs and streamline operations by approximately $ 900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

In order to achieve the desired cost savings, over 1,400 specific initiatives have been established and are being closely monitored by our management. We expect that the termination of between 10,000 and 12,000 employees will contribute to approximately 40 percent of the recurring cost savings on an annual basis, through the reduction of payroll and payroll-related costs. Additionally, we expect that productivity increases as a result of improved production methods and the continued consolidation of office space and manufacturing facilities and closure of non-profitable units will generate approximately 20 percent of the cost savings. We expect to realize the major part of the remaining 40 percent cost savings through outsourcing of selected activities. A large portion of the savings is related to the reorganization of our IT activities. This included the outsourcing of the major part of our information systems infrastructure services to the IBM Corporation (IBM), the replacement of multiple finance platforms in the countries and concentration of local processes in shared units, as well as the outsourcing of new applications with external suppliers. Other savings result from changes in the material supply process, logistics and efficiency gains in use of materials in our products. Approximately two thirds of our 1,400 initiatives have been completed by the end of 2003.

Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the Step change program are included in other income (expense), net. We paid termination benefits of $ 145 million and $ 13 million to approximately 1,500 and 200 employees in 2003 and 2002, respectively. Workforce reductions include production, managerial and administrative employees. Additionally, we paid approximately $ 48 million and $ 1 million to cover costs associated with lease terminations and other exit costs in 2003 and 2002, respectively. Based on changes in our original estimate, a $ 4 million reduction in the amounts accrued for workforce reductions, lease terminations and

other exit costs has been included in other income (expense), net in 2003. Currency fluctuations resulted in a $ 27 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003. Accrued liabilities included $ 94 million and $ 38 million for termination benefits and $ 37 million and $ 25 million for lease terminations and other exit costs at December 31, 2003 and 2002, respectively.

As a result of the Step change program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $ 3 million and $ 2 million in 2003 and 2002, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Other

Certain restructuring programs were initiated during 2003 at specified locations not included in the Step Change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses. Anticipated savings will be recognized through the strategic divestments of these operations.

Restructuring charges related to workforce reductions and lease terminations and other exit costs are included in other income (expense), net. In 2003, we paid termination benefits of $ 34 million to approximately 1,300 employees and $ 10 million to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in our original estimate, a $ 6 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $ 10 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $ 67 million for termination benefits and $ 35 million for lease terminations and other exit costs.

As a result of other restructuring programs, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $ 11 million in 2003, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Year ended December 31, 2003	2001 program	Step change	Other	**Total**
	($ in millions)			
Restructuring charge for workforce reduction	–	181	83	**264**
Restructuring charge for lease terminations and other	–	54	25	**79**
Write-down cost	–	3	11	**14**
Change in estimate	(22)	(4)	(6)	**(32)**
Total restructuring charges and related asset write-downs	**(22)**	**234**	**113**	**325**
Total cash payments during the year	**111**	**193**	**44**	**348**
Total accrued liabilities at the end of the year	**36**	**131**	**102**	**269**

Year ended December 31, 2002	2001 program	Step change	Other	**Total**
	($ in millions)			
Restructuring charge for workforce reduction	165	51	–	**216**
Restructuring charge for lease terminations and other	38	26	–	**64**
Write-down cost	18	2	–	**20**
Change in estimate	(21)	–	(9)	**(30)**
Total restructuring charges and related asset write-downs	**200**	**79**	**(9)**	**270**
Total cash payments during the year	**178**	**14**	**–**	**192**
Total accrued liabilities at the end of the year	**146**	**63**	**–**	**209**

Year ended December 31, 2001	2001 program	Step change	Other	**Total**
	($ in millions)			
Restructuring charge for workforce reduction	109	–	–	**109**
Restructuring charge for lease terminations and other	71	–	–	**71**
Write-down cost	41	–	–	**41**
Change in estimate	–	–	–	**–**
Total restructuring charges and related asset write-downs	**221**	**–**	**–**	**221**
Total cash payments during the year	**63**	**–**	**–**	**63**
Total accrued liabilities at the end of the year	**117**	**–**	**–**	**117**

Acquisitions, investments and divestitures

Acquisitions and investments

In 2003, 2002 and 2001, we paid aggregate consideration of $ 55 million, $ 154 million and $ 597 million, respectively, related to acquisitions and investments in new businesses, joint ventures and affiliated companies. Payments made for these acquisitions and investments, net of cash acquired, were $ 55 million, $ 144 million and $ 578 million in 2003, 2002 and 2001, respectively.

In 2003 and 2002, we made no significant new acquisitions. However, in 2003 we increased our participation in a limited number of companies as part of our preparations for their eventual divestment and in 2002 we increased our investment in a small number of companies in which we had a controlling interest. In 2002, we also acquired an Italian small-ticket leasing business from Xerox Corp., which was later sold as part of Structured Finance business.

In June 2001, we completed the acquisition of Entrelec Group, a France-based supplier of industrial automation and control products, for total consideration of $ 284 million. The acquisition of Entrelec, which had operations in 17 countries, diversified our product range and expanded our customer base in high growth markets.

In June 2000, we entered into a share subscription agreement to acquire a 42 percent interest in b-business partners B.V. During 2001, we sold most of our interest to Investor AB (a related party), and b-business partners B.V. repurchased a number of shares. As a result, at December 31, 2003 we hold a 4 percent interest. We are committed to provide additional capital to b-business partners B.V. of approximately $ 5 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners B.V. retains a put right to compel us to purchase 150,000 shares of b-business partners B.V. at a cost of approximately $ 19 million (a euro denominated commitment that may fluctuate with exchange rates).

Divestitures

Sales of businesses, joint ventures and affiliated companies

In 2003, 2002 and 2001, we received cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $ 543 million, $ 2,509 million and $ 283 million. We recognized net gains in 2003, 2002, and 2001 within other income (expense), net, of $ 43 million, $ 98 million and $ 34 million, respectively. We also recognized net losses in 2003, 2002, and 2001 within loss from discontinued operations, net of tax, of $ 37 million, $ 194 million and $ 0 million, respectively. The material dispositions are described below.

In December 2003, as part of the divestment of our Structured Finance business, we sold ABB Export Bank to a financial investor. We received cash proceeds of approximately $ 50 million from the sale of ABB Export Bank and recorded a loss on disposal of $ 12 million which is included in loss from discontinued operations, net of tax.

Also in December 2003, as part of the planned divestment of the Wind Energy business, we sold the related business in Germany to GI Ventures GmbH for consideration of $ 35 million including a vendor note of $ 10 million. We recognized a loss on disposal of approximately $ 25 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

In August 2003, as part of our intention to gradually dispose of our Building Systems businesses, we sold to YIT Corporation of Helsinki, Finland our Building Systems businesses located in Sweden, Norway, Denmark, Finland, Russia and the Baltic states for consideration of $ 213 million and we recorded a gain on disposal of approximately $ 124 million. Additionally, throughout 2003, we sold other Building Systems businesses in a number of countries including Belgium, the Netherlands, Austria, Hungary and the United Kingdom. The aggregate proceeds from these divestments were $ 21 million and we recorded a loss on disposal of approximately $ 41 million from the sale of these businesses which is recognized within other income (expense), net.

In June 2003, we sold our entire 35 percent interest in the Swedish Export Credit Corporation to the government of Sweden for net proceeds of approximately $ 149 million and recorded a loss on disposal of approximately $ 80 million which is included in other income (expense), net.

Also in June 2003, we sold our interests in certain equity investments in Australia for cash proceeds of approximately $ 90 million and recorded a gain on disposal of approximately $ 28 million which is included in other income (expense), net.

In March 2003, we sold our aircraft leasing business for approximately $ 90 million. This business consisted of a portfolio of loans and leases related to commuter aircraft and helicopters used primarily in the northern European and Nordic markets. We provided significant financial support to the VIE formed by the buyer upon acquisition. Following the introduction of FIN 46, we determined that, as a result of retaining such financing receivables, we are the primary beneficiary of the VIE and, accordingly, we consolidated this disposed entity in our Consolidated Financial Statements.

In December 2002, we completed the sale of our Metering business, to Ruhrgas Industries GmbH for consideration of approximately $ 223 million. Cash held in escrow of $ 15 million was released after resolution of certain disputed items in 2003. We recorded a loss on disposal of approximately $ 48 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

In November 2002, we completed the sale of most of our Structured Finance business to General Electric Capital Corporation (GE) and received cash proceeds of approximately $ 2 billion, including a contingent payment of $ 20 million to be released to us, should amounts ultimately collected by GE, from a portfolio transferred by us to GE reach specified targets. The $ 20 million contingent payment remains unpaid as of December 31, 2003, as the amounts collected by GE have not met such specified targets. We recorded a loss on disposal of approximately $ 146 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

Pursuant to the sale and purchase agreement, we provided GE with cash collateralized letters of credit aggregating $ 202 million as security for certain performance-related obligations retained by us, of which approximately $ 128 million was outstanding as of December 31, 2003.

The sale and purchase agreement provided GE the option to require us to repurchase certain designated financial assets transferred to GE upon the occurrence of certain events, but in any event no later than February 1, 2004. The fair value of GE's right to require us to repurchase certain designated assets was $ 11 million at December 31, 2003. On January 26, 2004, we repurchased the financial assets for an amount of approximately $ 28 million. Additionally, as a result of the exercise of GE's option, the cash collateralized letters of credit were reduced by $ 35 million. No further obligation exists for us to repurchase any assets under the sale and purchase agreement with GE.

In January 2002, we disposed of our Air Handling business for cash proceeds of $ 113 million (the sales price of $ 147 million included a vendor note of $ 34 million issued by the purchaser) to Global Air Movement (Luxembourg) SARL and recognized a gain in other income (expense), net of $ 74 million.

During 2003, 2002 and 2001, we sold several operating units and investments for total proceeds of $ 31 million, $ 209 million and $ 117 million, respectively, and recognized net gains on disposal of $ 12 million, $ 24 million and $ 34 million, respectively, which are included in other income (expense), net. Net income from these businesses and investments was not significant in 2003, 2002 and 2001.

Other divestitures

In May 2003, we sold our interest in China National Petrochemical Corporation (Sinopec Corp.) for approximately $ 82 million and recorded a loss on disposal of $ 40 million recognized in interest and other finance expense, net.

In addition, throughout 2003, we engaged in a number of sales and terminations of lease portfolios and individual financing receivables resulting in proceeds of approximately $ 400 million. The gains (losses) on such disposals were not material.

Pending divestitures

We have previously announced our intention to sell a number of other businesses, including all of our Oil, Gas and Petrochemicals businesses and our remaining Building Systems businesses.

In January 2004, we entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals businesses to a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale includes our United States based Vetco Gray unit and our Norway based Offshore Systems business. The initial purchase consideration for the business (including the consideration for our separate agreement not to compete with the business for a period of three years) is $ 925 million. We may receive an additional consideration of up to $ 50 million based on the financial performance of the business in 2004. The sale is expected to close by mid-year 2004, pending receipt of customary regulatory approvals and satisfaction of closing conditions, including the satisfactory completion and disposition of compliance matters under review. As part of the sale, we have agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchasers against certain pre-existing environmental and tax liabilities, to reimburse the purchasers against financial losses that may be incurred on certain ongoing projects of the business, to reimburse the purchasers for certain unfunded benefit liabilities and to indemnify the purchasers from liabilities that might arise out of matters revealed by the compliance review.

We do not expect a significant gain or loss to be recognized on the sale of the upstream business.

The compliance investigation referred to above in connection with the description of the divestment of the upstream part of our Oil, Gas and Petrochemical businesses, was triggered by our discovery of a limited number of improper payments in that business in Africa, Central Asia, and South America, which we have voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The payments violated our internal policies on business ethics. We are cooperating fully with the U.S. Department of Justice and the U.S. Securities and Exchange Commission. We have hired outside counsel and auditors (other than our auditors) to assist us in a compliance review to determine whether other instances of improper payments exist. The compliance review is being conducted jointly with the purchasers of the business and with the purchasers' outside counsel and auditors.

We are actively seeking a buyer for the remaining activities of our Oil, Gas and Petrochemicals businesses (remaining OGP businesses). The downstream activities of our Oil, Gas and Petrochemicals business is a full service engineering company, which in addition to expertise in Engineering, Procurement and Construction (EPC) projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields. An analysis of the operations of the Oil, Gas and Petrochemicals businesses is included in the "Business divisions" section below.

We have also agreed to sell, or are negotiating to sell, a number of other businesses. These include our Reinsurance business, which, we agreed to sell in December 2003, to White Mountains Insurance Group Limited of Bermuda for approximately $ 425 million. This business provides international reinsurance and insurance underwriting, as well as specialized primary insurance in the United States.

We agreed to sell our MDCV cable business, located in Germany to the Wilms Group of Menden, Germany. The sale was completed in January 2004.

Impairment charges recorded on these yet to be completed divestments of $154 million and $10 million for Reinsurance and the MDCV cable business, respectively, have been recorded in loss from discontinued operations, net of tax, in 2003. An analysis of the operations of these businesses is included in the "Business divisions" section below.

In February 2004, we agreed to sell our Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company for approximately $ 39 million, but retained a 10 percent ownership interest. The completion of this sale is subject to customary regulatory approvals.

Summary financial data

The following table shows the amount and percentage of our revenues derived from each of our business divisions (see also Note 26 to our Consolidated Financial Statements):

	Revenues Year ended December 31,			Percentage of revenues Year ended December 31,		
	2003	2002	2001	2003	2002	2001
		($ in millions)			(in %)	
Power Technologies	7,680	6,963	6,776	37	35	32
Automation Technologies	9,897	8,464	8,496	47	43	40
Non-Core Activities						
Equity Ventures	26	19	34	–	–	–
Remaining Structured Finance	48	66	97	–	–	–
Building Systems	1,829	2,375	2,613	–	–	–
New Ventures	53	50	97	–	–	–
Other Non-Core Activities	581	937	1,278	–	–	–
Non-Core Activities Subtotal	**2,537**	**3,447**	**4,119**	**12**	**18**	**20**
Corporate/Other	822	860	1,596	4	4	8
Subtotal	**20,936**	**19,734**	**20,987**	**100**	**100**	**100**
Consolidation effect and eliminations	(2,141)	(2,268)	(2,653)			
Consolidated revenues	**18,795**	**17,466**	**18,334**			

We conduct business in approximately 100 countries around the world. The following table shows the amount and percentage of our consolidated revenues derived from each geographic region (based on the location of the customer) in which we operate:

	Revenues Year ended December 31,			Percentage of revenues Year ended December 31,		
	2003	2002	2001	2003	2002	2001
		($ in millions)			(in %)	
Europe	10,332	9,739	10,368	55	56	57
The Americas	3,572	3,834	4,346	19	22	24
Asia	3,346	2,587	2,420	18	15	13
Middle East and Africa	1,545	1,306	1,200	8	7	6
Total	**18,795**	**17,466**	**18,334**	**100**	**100**	**100**

Factors affecting comparability

Exchange rates

We report our financial results in U.S. dollars. A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates affect:

- our profitability,
- the comparability of our results between periods, and
- the carrying value of our assets and liabilities.

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability.

We must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars in our Consolidated Financial Statements. Balance sheet items are translated to U.S. dollars using year-end foreign currency exchange rates and income statement and cash flow items are translated using average foreign currency exchange rates during the relevant period. As a consequence, increases and decreases in the value of the U.S. dollar against other currencies will affect our reported results of operations and the value of our assets and liabilities in our Consolidated Balance Sheet, even if our results of operations or the value of those assets and liabilities has not changed in their original currency. Consequently, because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly impact the comparability of our reported results of operations between financial periods and/or result in significant changes to the reported value of our assets and liabilities.

Because fluctuations in exchange rates affect the comparability of our results of operations between periods, the discussion of our results of operations below provides, where relevant, information with respect to orders, revenues and earnings before interest and taxes as reported in local currencies.

While we operate globally and report our financial results in U.S. dollars, because of the location of our more significant markets and because our headquarters are in Switzerland, foreign exchange rate movements between the U.S. dollar and both the euro (EUR) and the Swiss franc (CHF) are of particular importance to us.

In 2003, the euro strengthened against the dollar from a rate of $ 1.05 to EUR 1.00 at the end of 2002 to a rate of $ 1.26 to EUR 1.00. In 2002, the euro also strengthened against the dollar, increasing from a rate of $ 0.88 to EUR 1.00 at the end of 2001 to a rate of $ 1.05 to EUR 1.00 at the end of 2002. Similarly, the average U.S. dollar to euro foreign exchange rate was $ 1.13, $ 0.94 and $ 0.89 to EUR 1.00 during 2003, 2002 and 2001, respectively.

In 2003, the Swiss franc strengthened against the dollar from a rate of $ 0.72 to CHF 1.00 at the end of 2002 to a rate of $ 0.81 to CHF 1.00. In 2002, the CHF also strengthened against the dollar, increasing from a rate of $ 0.59 to CHF 1.00 at the end of 2001 to a rate of $ 0.72 to CHF 1.00 at the end of 2002. Similarly, the average U.S. dollar to CHF foreign exchange rate was $ 0.75, $ 0.64 and $ 0.59 to CHF 1.00 during 2003, 2002 and 2001, respectively.

Orders

We book an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and the scope of products or services to be supplied. Approximately 8 percent of our total orders booked in 2003 were "large orders", which we define as orders from third parties involving at least $ 15 million worth of products or systems. Portions of our business involve orders related to long-term projects, which can take many months or even years to complete. Revenues related to these large orders are typically recognized on a percentage of completion basis over the period of time taken to complete the project. Of the total orders in the Power Technologies and Automation Technologies divisions in 2003, approximately 11 percent and 7 percent respectively, represented large orders.

The level of orders can fluctuate from year to year. Arrangements included in particular orders can be complex and non-recurring. Although large orders are more likely to result in revenues in future periods, the level of large orders, and orders generally, cannot be used to accurately predict future revenues or operating performance. Orders that are placed can be cancelled, delayed or modified by the customer. These actions can have the effect of reducing or eliminating the level of expected revenues or delaying the realization of revenues.

Percentage of completion method of accounting

When we undertake a long-term project, we recognize costs, revenues and profit margin from that project in each period, based on the estimated percentage of the project completed. Profit margin is based on our estimate of the amount by which total contract revenues will exceed total contract costs at completion. Accordingly, as work progresses or as change orders are approved and estimates are revised, contract margins may be increased or reduced. Expected losses on loss contracts are recognized in full when known.

In an effort to reduce the amount of risk associated with long-term fixed price contracts we have shifted our focus to long-term reimbursable contracts, when possible, in which we charge our customers the sum of our materials, production, logistics, administrative and financial costs, together with a negotiated operating profit margin. While not eliminating the risk of loss completely, the nature of long-term reimbursable contracts generally means that costs resulting from contract delays or cost increases may be recovered from the customer more easily than in the case with fixed price contracts, where, we generally must demonstrate that the delays and increased costs were a direct result of the customer's action or impact.

Performance measures

We evaluate the performance of our divisions based upon earnings before interest and taxes (EBIT), or operating profit, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax. We also evaluate the performance of our divisions in terms of their revenues, including interdivisional revenues. Approximately, 95 percent of our core divisions' revenues are third-party customer sales.

Analysis of results of operations

Consolidated

Year ended December 31, 2003 compared with year ended December 31, 2002

Orders

Orders (excluding orders for discontinued operations) increased $ 1,351 million, or 8 percent, to $ 18,703 million in 2003 from $ 17,352 million in 2002. As reported in local currencies, orders declined by 5 percent in 2003 compared to 2002. The level of orders in 2003 compared to 2002 increased in the core divisions, both in U.S. dollar terms and local currencies, whereas in Non-core activities, orders declined primarily due to the ongoing divestment of the activities resulting in fewer businesses generating orders.

Revenues

Revenues increased by $ 1,329 million, or 8 percent, to $ 18,795 million in 2003 from $ 17,466 million in 2002. As reported in local currencies, revenues decreased 6 percent in 2003 compared to 2002. The reported increase reflects the effect of translating revenues generated in local currencies into the U.S. dollar, which weakened against most of our local currencies.

Power Technologies division revenues increased by $ 717 million or 10 percent, to $ 7,680 million in 2003 from $ 6,963 million in 2002. As reported in local currencies, revenues remained flat in 2003 compared to 2002. Strong revenue increases in local currencies in our Medium-Voltage Products business area were offset by revenue decreases in local currencies in both our Power Systems and Utility Automation Systems business areas.

Automation Technologies division revenues increased by $ 1,433 million, or 17 percent, to $ 9,897 million in 2003 from $ 8,464 million in 2002. As reported in local currencies, revenues increased 3 percent in 2003 compared to 2002. This increase was primarily due to a strong revenue increase in local currencies in our Petroleum, Chemical and Consumer Industries business area, partly offset by a revenue decrease in our Paper, Minerals, Marine and Turbocharging business area.

Non-core activities' revenues decreased by $ 910 million, or 26 percent, to $ 2,537 million in 2003 from $ 3,447 million in 2002. As reported in local currencies, revenues decreased 39 percent in 2003 compared to 2002. The decrease was mainly due to a lower revenue base resulting from the disposal of Building Systems businesses in several countries and the ongoing disposal and reduction of our remaining Non-core activities.

A more detailed discussion of the results of our individual divisions follows in the "Business divisions" discussion below.

Cost of sales

Cost of sales increased by $ 1,013 million, or 8 percent, to $ 14,080 million in 2003 from $ 13,067 million in 2002. Cost of sales as a percentage of revenues was 75 percent in 2003 and 2002. While the reduction of costs from the Step change program decreased the overall cost base, decreases in sales prices caused by market price pressures offset these gains, resulting in the costs of sales as a percentage of sales remaining flat year on year.

In our Power Technologies division, cost of sales as a percentage of revenues remained flat at 79 percent in 2003 and 2002. This was a result of ongoing productivity improvements and cost savings resulting from the Step change program being offset by changes in product mix and price level erosion.

In our Automation Technologies division, cost of sales as a percentage of revenues increased by one percent to 71 percent, from 70 percent in 2002. This increase was a result of savings in supply chain management and manufacturing and engineering activities being more than offset by ongoing price pressure and the negative impact on costs of the strengthening of the euro versus the U.S. dollar.

Cost of sales in our Non-core activities is primarily attributable to our Building Systems businesses. Cost of sales was $ 1,890 million in 2003 and $ 2,499 million in 2002. The decrease is mainly due to the divestment of the Building Systems businesses in several countries.

Cost of sales consists primarily of labor, raw materials and related components, as well as provisions for warranty claims, contract losses and project penalties. In addition, cost of sales includes order-related development expenses related to projects for which we have recognized corresponding revenues. Order-related development expenditures reflected in cost of sales were $ 317 million and $ 248 million in 2003 and 2002, respectively. Order-related development expenditures are initially recorded in inventories as part of the work-in-progress of a contract, and then reflected in cost of sales at the time revenue is recognized.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $ 124 million, or 3 percent, to $ 3,830 million in 2003 from $ 3,954 million in 2002. As reported in local currencies, selling, general and administrative expenses decreased by 15 percent in 2003 compared to 2002. This improvement occurred across our operations and reflects the cost savings generated by the Step change program. As a percentage of revenues, selling, general and administrative expenses decreased to 20 percent in 2003 from 23 percent in 2002 reflecting the impact of the Step change program. Non-order related research and development costs, which are included in selling, general and administrative expenses, were $ 613 million and $ 547 million in 2003 and 2002, respectively.

Amortization expense
Amortization expense was $ 40 million in 2003 compared to $ 41 million in 2002. The expense in 2003 and 2002 primarily reflects the amortization of intellectual property related to the 1999 acquisition of Elsag Bailey Process Automation N.V.

Other income (expense), net
Other income (expense), net, principally consists of: restructuring charges; our share of income or loss on investments, principally from our Equity Ventures business area; gains or losses from sales of businesses which are not accounted for as discontinued operations; gains or losses from sales of investments and property, plant and equipment; license income and write-downs of tangible and intangible assets.

Other income (expense), net, increased to an expense of $ 189 million in 2003 from an expense of $ 58 million in 2002. The increased expense was principally a result of an increase in restructuring charges in 2003 to $ 325 million compared to $ 259 million in 2002; a decrease in our share of income from investments in 2003 to $ 101 million compared to $ 182 million in 2002; a decrease in gains from the sales of businesses in 2003 to $ 69 million versus $ 113 million in 2002 and a decrease in asset write-downs and other items in 2003 to $ 34 million compared to $ 94 million in 2002.

The increase in restructuring charges in 2003 was primarily a result of costs incurred in 2003 from the streamlining of the Building Systems business in Germany and from lease cancellation costs associated with the closing and divestment of businesses in the U.K. and Germany, which were not present in 2002. The decrease in our share of income from investments in 2003 compared to 2002 was primarily due to a decrease in income from our stake in Swedish Export Credit Corporation, which we divested in the second quarter of 2003. The decrease in gains from the sales of businesses in 2003 was primarily caused by the loss recorded in 2003 on the sale of Swedish Export Credit Corporation of approximately $ 80 million, which partly offset the $ 83 million net gain recorded from the sale of our Building Systems businesses in several countries and a $ 28 million gain recorded from the sale of our interest in Electranet Pty Ltd. and in ABB Redbank Project Pty Ltd. In 2002, we recorded a gain of approximately $ 74 million from the sale of our Air Handling business. Asset write-downs and other items decreased primarily because of the non-recurrence of write-downs in our Non-core activities and Corporate/Other, which decreased to $ 9 million and $ 10 million in 2003 from $ 47 million and $ 37 million in 2002 respectively, mainly due to software write-downs.

Earnings before interest and taxes
Earnings before interest and taxes, or operating income, increased by $ 310 million, or 90 percent, to $ 656 million in 2003 from $ 346 million in 2002. As reported in local currencies, earnings before interest and taxes improved by 70 percent in 2003 when compared to 2002. The effects of our Step change cost reduction program significantly contributed to the increase in earnings before interest and taxes. As a percentage of revenues, earnings before interest and taxes increased to 3 percent in 2003 from 2 percent in 2002.

Net interest and other finance expense
Net interest and other finance expense refers to the aggregate of the Consolidated Income Statement line items interest and dividend income and interest and other finance expense. Interest and other finance expense includes impacts associated with the change in fair value of the embedded derivative contained in our $ 968 million convertible bonds; amortization of financing costs associated with the issuance of our debt securities; losses on marketable securities and investments accounted for at cost; and interest expense on our borrowings. Net interest and other finance expense increased by $ 284 million, or 225 percent, to an expense of $ 410 million in 2003 compared with an expense of $ 126 million in 2002.

Interest and dividend income decreased by $ 45 million, or 24 percent, to $ 144 million in 2003 from $ 189 million in 2002 primarily due to lower market interest rates.

Interest and other finance expense increased to $ 554 million in 2003 from $ 315 million in 2002, an increase of $ 239 million or 76 percent. Included in interest and finance expense in 2003 is an expense of $ 84 million associated with the change in fair value of the embedded derivative contained in our $ 968 million convertible bonds, compared to a net gain of $ 215 million in 2002 for the same item. The unrealized gain (loss) resulted from the application of Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities,* whereby a portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance, creating a discount upon the issuance of the bonds. Subsequent changes in the value of the derivative and the continued amortization of the discount upon issuance are included in interest and other finance expense. This accounting treatment is more fully described in Note 15 to our Consolidated Financial Statements. Amortization of financing costs associated with the issuance of our debt securities was flat between 2003 and 2002. Also included in interest and finance expense in 2003 is a $ 40 million expense relating to the loss on disposal of Sinopec Corp. and a $ 36 million expense relating to the loss on sale of marketable securities, which were not present in 2002.

Provision for taxes
Provision for taxes increased by $ 4 million to $ 78 million in 2003 compared to $ 74 million in 2002. The effective tax rate calculated as the provision for taxes, divided by income from continuing operations before taxes and minority interest was 31.7 percent in 2003 and 33.6 percent in 2002.

The decrease in the effective tax rate is primarily attributable to $ 56 million of adjustments, relating to the favorable resolution of certain prior year tax matters, including the release of $ 38 million tax provision related to a tax case ruled in our favor. This is partially offset by the $ 84 million loss on the change in fair value of the embedded derivative contained in our $ 968 million convertible bonds, which is taxed at a rate that is lower than our effective tax rate.

The effective tax rate in 2002 of 33.6 percent was also impacted by the change in fair value of the embedded derivative contained in our $ 968 million convertible bonds, as the $ 215 million gain partially offset by additional financing related costs, restructuring costs and costs related to Non-core activities that are taxed at rates lower than our effective tax rate.

Income from continuing operations
Income from continuing operations increased by $ 11 million to $ 86 million in 2003 compared to $ 75 million in 2002. The increase reflects the impact of the items discussed above.

Loss from discontinued operations, net of tax
Loss from discontinued operations, net of tax, decreased by $ 5 million to $ 853 million in 2003 from $ 858 million in 2002. Tax expense in discontinued operations increased by $ 168 million to $ 218 million in 2003 compared to $ 50 million in 2002.

A detailed discussion of the results of the significant businesses classified as discontinued operations follows in the "Business divisions" section.

Net Loss
Net loss decreased by $ 16 million, or 2 percent, to $ 767 million in 2003 from $ 783 million in 2002.

Earnings per share

Basic and Diluted earnings (loss) per share

Year ended December 31, (in $)	2003	2002
Income from continuing operations		
Basic	0.07	0.07
Diluted	0.07	(0.10)
Loss from discontinued operations, net of tax		
Basic	(0.70)	(0.77)
Diluted	(0.70)	(0.73)
Net Loss		
Basic	(0.63)	(0.70)
Diluted	(0.63)	(0.83)

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of our stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under our management incentive plan, to the extent the average market price of our stock exceeded the exercise prices of such instruments; shares issuable in relation to the convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of our stock was assumed, if dilutive.

The shares issuable in relation to the warrants and options outstanding in connection with our management incentive plan were excluded from the computation of diluted earnings per share in all periods presented as their inclusion would have been antidilutive. In 2002, the shares issuable in relation to the convertible bonds were included in the computation of diluted earnings per share for the period they were outstanding.

Basic loss per share was $ 0.63 in 2003 compared to a loss per share of $ 0.70 in 2002. The difference was largely the result of the factors mentioned above which impacted earnings.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders

Orders (excluding orders for discontinued operations) decreased $ 1,299 million, or 7 percent, to $ 17,352 million in 2002 from $ 18,651 million in 2001. As reported in local currencies, orders declined by 10 percent in 2002 compared to 2001. The level of orders in 2002 compared to 2001 increased in the Automation Technologies division but decreased in the Power Technologies and Non-core divisions.

Revenues

Revenues decreased by $ 868 million, or 5 percent, to $ 17,466 million in 2002 from $ 18,334 million in 2001. As reported in local currencies, revenues decreased 8 percent in 2002 compared to 2001. The underlying decrease in revenues on a local currency basis was primarily within our Non-core activities.

Power Technologies division revenues increased by $ 187 million, or 3 percent to $ 6,963 million in 2002 from $ 6,776 million in 2001. As reported in local currencies, revenues increased 1 percent in 2002 compared to 2001. Revenues showed a modest increase in most business areas, partially offset by a decrease in our Distribution Transforms business area.

Automation Technologies division revenues decreased by $ 32 million, to $ 8,464 million in 2002 from $ 8,496 million in 2001. As reported in local currencies, revenues decreased 3 percent in 2002 compared to 2001. Revenue growth in our Petroleum, Chemical and Consumer business area was offset by a reduction in revenues in most of the other business areas due to weaker demand.

Non-Core activities revenues decreased by $ 672 million, or 16 percent to $ 3,447 million in 2002 from $ 4,119 million in 2001. As reported in local currencies, revenues decreased by 22 percent in 2002 compared to 2001. This decrease resulted from the sale of the Air Handling business in January 2002, market downturns in the Building Systems business area and the strategic reduction of our presence in some of the markets of the Logistics Systems and Customer Systems business areas.

A more detailed discussion of the individual divisions follows in the "Business divisions" section.

Cost of sales

Cost of sales decreased by $ 472 million, or 3 percent, to $ 13,067 million in 2002 from $ 13,539 million in 2001. Cost of sales as a percentage of revenues increased by one percent to 75 percent, from 74 percent in 2001. The decrease was primarily the result of operational improvements within the Automation Technologies division and the non-recurrence of a number of costs from 2001 within the Non-core activities. Cost of sales for Non-core activities during 2001 included $ 329 million for the Air Handling business area which we sold in January 2002. In 2001, within Non-core activities costs and provisions were recorded in relation to alternative energy projects of $ 55 million in the New Ventures business area. The non-recurrence of these costs in 2002 in the Non-core activities has been partly offset by project write-downs, closure and restructuring costs within the Building Systems business area. Order-related development expenditures amounted to $ 248 million and $ 404 million, in 2002 and 2001, respectively.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by $ 25 million, or 1 percent, to $ 3,954 million in 2002 from $ 3,929 million in 2001. As reported in local currencies, selling, general and administrative expenses decreased by 3 percent in 2002 compared to 2001. This improvement on a local currency basis was the result of the continuing group-wide cost reduction and efficiency improvement initiatives from 2001 and the recovery of payments from a former chief executive officer. This improvement was slightly offset by the group-wide integration costs of group processes. As a percentage of revenues, selling, general and administrative expenses increased by 2 percent to 23 percent in 2002, from 21 percent in 2001. Non-order related research and developments costs, which are included in selling, general and administrative expenses, were $ 547 million in 2002 and $ 590 million in 2001. In 2002, the core-divisions incurred non-order related research and development costs of $ 441 million compared to $ 449 million in 2001.

Amortization expense

Amortization expense decreased by $ 147 million, or 78 percent, to $ 41 million in 2002 from $ 188 million in 2001. This decrease reflects the implementation of SFAS 142, pursuant to which we ceased amortizing goodwill effective January 1, 2002. The expense in 2002 primarily reflects the amortization of intellectual property related to the 1999 acquisition of Elsag Bailey Process Automation N.V.

Other income (expense), net

Other income (expense), net, decreased by $ 103 million, or 64 percent, to an expense of $ 58 million in 2002 from an expense of $ 161 million in 2001. The increase in capital gains to $ 113 million in 2002 from $ 56 million in 2001 primarily reflected the gain on the sale of our Air Handling business in January 2002. In addition income from equity accounted companies, license income and other increased

to $ 182 million in 2002 from $ 93 million in 2001 (primarily related to our investment in the Swedish Export Credit Corporation). These increases were partly offset by the combined effects of the increase in restructuring expenses to $ 259 million in 2002 from $ 221 million in 2001 and the increase in asset write-downs of both tangible and intangible assets to $ 94 million in 2002 from $ 89 million in 2001.

Earnings before interest and taxes

Earnings before interest and taxes, or operating income, decreased by $ 171 million, or 33 percent, to $ 346 million in 2002 from $ 517 million in 2001. As reported in local currencies, earnings before interest and taxes decreased by 42 percent in 2002 compared to 2001. This decrease is primarily attributable to the decreased revenue base in 2002 compared to 2001.

Net interest and other finance expense

Net interest and other finance expense refers to the aggregate of the Consolidated Income Statement line items interest and dividend income and interest and other finance expense. Net interest and other finance expense decreased by $ 97 million, or 43 percent, to $ 126 million in 2002 compared to $ 223 million in 2001. In 2002, net interest and other finance expense includes the change in fair value of the embedded derivative contained in our $ 968 million convertible bonds and lower market interest rates that were partially offset by costs of $ 99 million associated with our debt refinancing. Total borrowings decreased in November 2002 due to the sale of our Structured Finance business, whereas average borrowings were flat for the year 2002.

Interest and dividend income decreased by $ 159 million, or 46 percent, to $ 189 million in 2002 from $ 348 million in 2001, among other things due to the sale of trading securities following the cessation of proprietary trading in former Treasury Centers and the reduction in market interest rates.

Interest and other finance expense improved by $ 256 million, or 45 percent, to $ 315 million in 2002 from $ 571 million in 2001, primarily due to a reduction in total borrowings and as a result of the change in fair value of the embedded derivative contained in our $ 968 million convertible bonds resulting in a net gain of $ 215 million in 2002. These gains were partly offset by costs of $ 99 million associated with our debt refinancing.

Provision for taxes

Provision for taxes decreased $ 13 million to $ 74 million in 2002 from $ 87 million in 2001. The effective tax rate calculated as the provision for taxes, divided by income from continuing operations before taxes and minority interest was 33.6 percent in 2002 and 29.6 percent in 2001.

Income from continuing operations

Income from continuing operations decreased by $ 96 million to $ 75 million in 2002 from $ 171 million in 2001. The decrease reflects the impact of the items discussed above.

Loss from discontinued operations, net of tax

Loss from discontinued operations, net of tax, was $ 858 million in 2002, compared to $ 837 million in 2001. Tax expense in discontinued operations increased by $ 35 million to $ 50 million in 2002 compared to $ 15 million in 2001.

A detailed discussion of the results of the significant discontinued businesses follows in the "Business divisions" section.

Net loss

As a result of the factors discussed above, net loss increased by $ 54 million, or 7 percent, to a loss of $ 783 million in 2002 from a loss of $ 729 million in 2001.

Earnings (loss) per share

Basic and Diluted earnings (loss) per share

Year ended December 31, (in $)	2002	2001
Income from continuing operations		
Basic	0.07	0.15
Diluted	(0.10)	0.15
Loss from discontinued operations, net of tax		
Basic	(0.77)	(0.73)
Diluted	(0.73)	(0.73)
Net Loss		
Basic	(0.70)	(0.64)
Diluted	(0.83)	(0.64)

Basic loss per share was $ 0.70 and $ 0.64 in 2002 and 2001, respectively, resulting from the factors mentioned above.

In 2002, the potential common shares from the convertible bonds were included in the computation of diluted loss per share. The diluted loss per share was $ 0.83 and $ 0.64 in 2002 and 2001, respectively, resulting from the factors mentioned above.

Overview

In order to streamline our structure and improve operational performance we have, as of January 1, 2003, put into place two new divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions; and Automation Technologies, which combines the Automation Technology Products and Industries divisions. We present segment data below to reflect this change and we have restated data with respect to prior years.

The tables below present revenues, earnings before interest and taxes (or operating income) and operating margins from continuing operations by division for the years 2003, 2002 and 2001 and net operating assets by division at December 31, 2003, 2002 and 2001 (see also Note 26 to the Consolidated Financial Statements):

	Revenues Year ended December 31,			Net operating assets December 31,		
	2003	2002	2001	2003	2002	2001
		($ in millions)			($ in millions)	
Power Technologies	**7,680**	**6,963**	**6,776**	**2,624**	**2,335**	**2,054**
Automation Technologies	**9,897**	**8,464**	**8,496**	**3,787**	**3,483**	**3,173**
Non-Core Activities						
Equity Ventures	26	19	34	1,151	1,062	1,069
Structured Finance	48	66	97	643	1,165	1,513
Building Systems	1,829	2,375	2,613	9	68	(35)
New Ventures	53	50	97	313	262	269
Other Non-Core Activities	581	937	1,278	(237)	(159)	(527)
Total Non-Core Activities	**2,537**	**3,447**	**4,119**	**1,879**	**2,398**	**2,289**
Corporate/Other	**822**	**860**	**1,596**	**2,524**	**2,346**	**2,732**
Inter-division elimination	**(2,141)**	**(2,268)**	**(2,653)**	**(1,128)**	**(736)**	**(770)**
Consolidated	**18,795**	**17,466**	**18,334**	**9,686**	**9,826**	**9,478**

	Earnings before interest and taxes Year ended December 31,			Operating margins Year ended December 31,		
	2003	2002	2001	2003	2002	2001
		($ in millions)			(in %)	
Power Technologies	**563**	**433**	**405**	**7.3**	**6.2**	**6.0**
Automation Technologies	**773**	**517**	**514**	**7.8**	**6.1**	**6.0**
Non-Core Activities						
Equity Ventures	76	43	75	n/a	n/a	n/a
Structured Finance	(65)	96	1	n/a	n/a	n/a
Building Systems	(104)	(113)	18	n/a	n/a	n/a
New Ventures	(21)	(37)	(143)	n/a	n/a	n/a
Other Non-Core Activities	(67)	(170)	(64)	n/a	n/a	n/a
Total Non-Core Activities	**(181)**	**(181)**	**(113)**	**(7.1)**	**(5.3)**	**(2.7)**
Corporate/Other	**(475)**	**(350)**	**(157)**	**n/a**	**n/a**	**n/a**
Inter-division elimination	**(24)**	**(73)**	**(132)**	**n/a**	**n/a**	**n/a**
Consolidated	**656**	**346**	**517**	**3.5**	**2.0**	**2.8**

Division costs

Cost of sales and selling, general and administrative expenses comprise substantially all of the operating expenses for all divisions. Cost of sales includes, among other things, personnel costs, the cost of raw materials, components, order-related research and development and procurement costs related to the sale of our products and services. Selling, general and administrative expenses include the overhead related to the sales force and all costs related to general management, human resources, financial control, corporate finance and non-order related research and development.

Further details of the divisional performances follow.

Power Technologies

Power Technologies serves electric, gas and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services. Ongoing deregulation and privatization in these markets are driving demand by increasing competition in the market. This has led to industry consolidation and pressures on the utilities to make existing plants more competitive by modernizing equipment and outsourcing activities such as service and maintenance. The trend is advanced but continuing in the United States, Western Europe, and parts of Latin America. This trend is beginning to take hold in most other markets as well.

The demand in China, India and the Middle East remained strong in 2003. The Eastern European market showed good growth, whereas growth in Western Europe was modest. In North America demand was weak due to the flat economic groth in the major industrial countries. Political and financial uncertainties continued to depress energy markets in Latin America.

In 2004, we expect order growth in Eastern Europe to continue and the mixed economic environment in Western Europe to remain. Demand in Latin America is expected to stay modest, whereas the low demand in the United States is expected to improve in the second half of 2004. We expect the strong growth in Asia and the Middle East to continue. On a global basis, we expect the market to improve in 2004. We expect higher investments in the utility industry, strong recovery from original equipment manufacturers and mixed levels of demand in the other industries we serve, depending on segment and market.

Year ended December 31, 2003 compared with year ended December 31, 2002

Orders increased by $ 955 million, or 14 percent, to $ 7,708 million in 2003 from $ 6,753 million in 2002. As reported in local currencies, orders increased by 4 percent in 2003 compared to 2002. Orders increased in all business areas on a reported basis, whereas in local currencies orders in our High-Voltage Products business area remained flat and showed a slight decrease in the Power Transformers and Distribution Transformers business areas. The strongest order increase, both nominal and in local currencies, was experienced in our Medium-Voltage Products and Utility Automation Systems business areas, following a good growth in our base orders. In the Utility Automation Systems business area, the order increase was further enhanced by a higher level of large project awards. Regionally, the increase was driven by double-digit growth in the Middle East, Asia and Eastern Europe. Orders from other divisions were $ 420 million in 2003 (representing 5 percent of division orders) compared to $ 408 million in 2002 (representing 6 percent of division orders).

Revenues increased by $ 717 million, or 10 percent, to $ 7,680 million in 2003 from $ 6,963 million in 2002. As reported in local currencies, revenues remained flat in 2003 compared to 2002. Our Medium-Voltage Products business area showed a strong increase in revenues based on good growth in China and Eastern Europe. Our Power Systems and Utility Automation Systems business areas both showed a decrease in revenues in local currencies due to a low order intake in the second half of 2002. The revenue performance also reflected the loss of revenues from three businesses that were divested in the United States, Poland and Italy. Adjusted for change in scope of business due to these divestments, revenues in local currencies increased by 3 percent in 2003 compared to 2002. Revenues from other divisions were $ 410 million in 2003 (representing 5 percent of division revenues) compared to $ 195 million in 2002 (representing 3 percent of division revenues).

Cost of sales was $ 6,078 million representing 79 percent of revenues in 2003 compared to $ 5,516 million representing 79 percent of revenues in 2002. Despite difficult markets in 2003 characterized by a less favorable product mix and price level erosion, most noticeably in our Power Transformers business area with smaller declines in our High-Voltage Products and Medium-Voltage Products business areas, cost of sales as percentage of revenues remained flat mainly due to ongoing productivity improvements and cost savings.

Selling, general and administration expenses increased in U.S. dollar terms by $ 28 million or 3 percent to $ 980 million in 2003 from $ 952 million in 2002. As reported in local currencies, selling, general and administration expenses decreased by 9 percent in 2003 compared to 2002. Expressed as a percentage of revenues, selling, general and administration expenses decreased to 13 percent in 2003 compared to 14 percent in 2002 reflecting the impact of the various restructuring and efficiency improvement programs.

Earnings before interest and taxes, or operating income, increased by $ 130 million, or 30 percent, to $ 563 million in 2003 from $ 433 million in 2002. As reported in local currencies, earnings before interest and taxes increased by 22 percent in 2003. The increase in operating income was primarily due to the elimination of overlapping product lines and production sites, as well as productivity improvements. All business areas, with significant improvements from the Medium-Voltage Products and Power Systems business areas, contributed to this increase except the Power Transformers business area. Earnings in Power Transformers decreased due to low volumes in Canada and the United States following the weak market demand. The restructuring and related asset write-downs was $ 64 million in 2003 and $ 62 million in 2002 and the operating margin increased from 6.2 percent in 2002 to 7.3 percent in 2003.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders decreased by $ 614 million, or 8 percent, to $ 6,753 million in 2002 compared to $ 7,368 million in 2001. As reported in local currencies, orders decreased 9 percent in 2002 compared to 2001. This decrease was primarily related to the Power Systems business area, which experienced a significant reduction in large orders compared to 2001, when we won two large orders in China and Brazil with a combined value of more than $ 500 million. In addition, our adoption in 2002 of a selective bidding approach aimed at reducing project risks and securing better margins, reduced the number of bids and consequently, the order intake. Orders decreased in all business areas except the Medium-Voltage Products business area, which increased orders from improving demand in Asia. Orders from other divisions were $ 408 million in 2002 (representing 6 percent of division orders) compared to $ 927 million in 2001 (representing 13 percent of division orders).

Revenues increased by $ 187 million, or 3 percent, to $ 6,963 million in 2002 from $ 6,776 million in 2001. As reported in local currencies, revenues increased by 1 percent in 2002 compared to 2001. The business area High-Voltage Products showed a strong growth in revenues, whereas the Medium-Voltage Products and Power Transformers business areas showed moderate growth partly offset by a moderate decrease in our Distribution Transformers business area. Revenues were sustained by a high order backlog at the end of 2001 and a strong demand in Asia Pacific markets during 2002. Revenues from other divisions were $ 195 million in 2002 (representing 3 percent of division revenues) compared to $ 612 million in 2001 (representing 9 percent of division revenues).

Cost of sales was $ 5,516 million representing 79 percent of revenues in 2002 compared to $ 5,324 million representing 79 percent of revenues in 2001. Cost of sales as a percentage of revenues remained flat.

Selling, general and administration expenses decreased in U.S. dollar terms by $ 8 million to $ 952 million in 2002 compared to $ 960 million in 2001. As reported in local currencies, selling, general and administration expenses decreased by 3 percent in 2002 compared to 2001. Expressed as a percentage of revenues, selling, general and administration expenses decreased to 14 percent in 2002 compared to 15 percent in 2001 primarily due to the ongoing restructuring programs.

Earnings before interest and taxes, or operating income, increased by $ 28 million, or 7 percent, to $ 433 million in 2002 compared to $ 405 million in 2001. As reported in local currencies, earnings before interest and taxes increased by 7 percent in 2002 compared to 2001. Operating income in the Power Systems business area decreased mainly due to the execution of low-margin projects taken before 2001. This decrease was more than offset by higher earnings in the High-Voltage Products and Medium-Voltage Products business areas as a result of reductions in overlapping product lines, production lines and the size of the workforce in many countries. The restructuring and related asset write-downs decreased from $ 76 million in 2001 to $ 62 in 2002 and the operating margin remained at 6 percent in both 2002 and 2001.

Automation Technologies

The Automation Technologies division's customers span a broad range of industry sectors and geographic regions. Consequently, demand is influenced by many factors and can vary significantly among customer groups within a given time period. Our customers use automation technologies primarily to improve productivity, quality, and consistency in industrial and manufacturing applications.

During 2003, market demand was mixed in Western Europe, with significant growth in the Eastern European countries. North American markets remained weak for much of the year, with signs of an upturn in the fourth quarter, particularly in the United States industrial sector. Latin America remained flat, with low levels of capital investment by our customers. Continued strong growth was seen in Asia, highlighted by continued double-digit improvements in China and India.

From an industry perspective, the automotive sector remained weak, characterized by price pressure. Petroleum, Chemicals, Paper, Marine and Turbocharging remained flat. Investment by the minerals and mining industry was down as a result of price pressure. Consumer industries and life sciences showed modest growth, with continued strength in oil and gas due to continued demand for automation

systems in connection with production projects. The service activities within process industries continued to be in demand in this environment of cautious capital investment, with revenue growth for 2003.

In 2004, we expect to see signs of a recovery in Europe and North America, a flat market in Latin America, continued strong growth in Asia, and somewhat improved market conditions in the Middle East and Africa. We anticipate a healthy growth in the chemicals and life sciences sectors, a gradual recovery in the marine, minerals, and paper industries, and increased demand in the automotive and general industries.

Year ended December 31, 2003 compared with year ended December 31, 2002

Orders increased by $ 1,281 million, or 15 percent, to $ 9,961 million in 2003 compared to $ 8,680 million in 2002. As reported in local currencies, orders increased 2 percent in 2003 compared to 2002. A strong increase in orders in local currencies came from our Petroleum, Chemical and Consumer industries business area, supported by the receipt of a $ 173 million order for turnkey gas compressors for a pipeline project in Poland. Our Paper, Minerals, Marine and Turbocharging business area experienced weak markets in paper and minerals industries and our Robotics, Automotive and Manufacturing business area experienced weakness in the automotive industry in North America. All other business areas increased orders both in product and service businesses. Orders from other divisions were $ 474 million in 2003 compared to $ 429 million in 2002, representing 5 percent of division orders in both the periods.

Revenues increased by $ 1,433 million or 17 percent, to $ 9,897 million in 2003 compared to $ 8,464 million in 2002. As reported in local currencies, revenues increased 3 percent in 2003 compared to 2002. Higher backlog from the large projects won during 2002, helped to increase revenues significantly in our Petroleum, Chemical and Consumer Industries business area. The Paper, Minerals, Marine and Turbocharging business area's revenues decreased due to lower order backlog and weak markets in the paper industry. Most other business areas showed moderate revenue increases reflecting volume improvements in products and service sales. Regionally, Asia and Europe had double-digit growth rates, whereas revenues in the Americas remained flat in local currencies. Revenues from other divisions were $ 455 million in 2003 compared to $ 409 million in 2002, representing 5 percent of division revenues in both periods.

Cost of sales was $ 6,991 million representing 71 percent of revenues in 2003 compared to $ 5,933 million representing 70 percent of revenues in 2002. Cost of sales as a percentage of revenues showed a moderate increase due to ongoing price pressure and the negative impact of the strengthening of the euro offsetting savings in supply management, manufacturing and engineering activities.

Selling, general and administration expenses increased in U.S. dollar terms by $ 115 million or 6 percent to $ 1,966 million in 2003 compared to $ 1,851 million in 2002. As reported in local currencies, selling, general and administration expenses decreased by 8 percent in 2003 compared to 2002. Expressed as a percentage of revenues, selling, general and administration expenses decreased to 20 percent in 2003 compared to 22 percent in 2002 reflecting the impact of the various restructuring and efficiency improvement programs.

Earnings before interest and taxes, or operating income, increased by $ 256 million or 50 percent, to $ 773 million in 2003 compared to $ 517 million in 2002. As reported in local currencies, earnings before interest and taxes increased 33 percent in 2003 compared to 2002. The significant improvement in operating income was mainly due to productivity improvements and successful cost savings programs combined with ongoing growth in the service business resulting in increased operating income in all business areas in 2003. Restructuring and related asset write-downs were higher at $ 140 million during 2003 as compared to $ 137 million during 2002 and the operating margin increased to 7.8 percent in 2003 compared to 6.1 percent in 2002.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders increased by $ 381 million, or 5 percent, to $ 8,680 million in 2002 compared to $ 8,299 million in 2001. As reported in local currencies, orders increased 1 percent in 2002 compared to 2001. Strong demand in India and China led to increased order intake in our Petroleum, Chemical and Consumer Industries business area. Our Control Platform and Enterprise Products business area experienced a moderate decline in orders due to generally weak capital spending by participants in the process industries. Higher demand for robotics products in several industries led to higher orders in the Robotics, Automotive and Manufacturing business area. Low-Voltage Products and Instrumentation and Drives and Motors business areas experienced a flat development with the increased demand from industrial customers in China for products and systems, being offset by decreased orders from Europe and North America. Orders from other divisions were $ 429 million in 2002 (representing 5 percent of division orders) compared to $ 482 million in 2001 (representing 6 percent of division orders).

Revenues decreased $ 32 million to $ 8,464 million in 2002 compared to $ 8,496 million in 2001. As reported in local currencies, revenues decreased by 3 percent in 2002 compared to 2001. Revenues mainly increased, in the Petroleum, Chemical and Consumer Industries business area due to strong order backlog at the end of 2001 and improved market conditions in the Middle East, Africa and Asia. This increase was more than offset by a reduction in revenues in all the other business areas due to generally weaker market conditions. Revenues from other divisions were $ 409 million in 2002 (representing 5 percent of division revenues) compared to $ 610 million in 2001 (representing 7 percent of division revenues).

Cost of sales was $ 5,933 million representing 70 percent of revenues in 2002 compared to $ 6,005 million representing 71 percent of revenues in 2001 reflecting the impact of productivity improvement programs.

Selling, general and administration expenses increased in U.S. dollar terms by $ 62 million or 3 percent to $ 1,851 million in 2002 compared to $ 1,789 million in 2001. As reported in local currencies, selling, general and administration expenses remained flat. Expressed as a percentage of revenues, selling, general and administration expenses increased to 22 percent in 2002 compared to 21 percent in 2001, primarily due to increased research and development costs.

Earnings before interest and taxes, or operating income, increased modestly by $ 3 million to $ 517 million in 2002 compared to $ 514 million in 2001. As reported in local currencies, earnings before interest and taxes decreased 4 percent in 2002 compared to 2001. This reduction was mainly due to increased restructuring and asset write-downs of $ 137 million in 2002 as compared to $ 81 million during 2001. Earnings decreased in all business areas, except in the Drives and Motors business area, which remained flat. The operating margin increased to 6.1 percent in 2002 compared to 6.0 percent in 2001.

Non-Core Activities

Business activities that are not directly linked to our core divisions and which we intend in the majority to divest or discontinue are grouped together and their results are reported under the heading of Non-core activities. These comprise primarily the remaining parts of the Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other remaining activities, including Customer Service Workshop, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-core activities, is now included as part of discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda.

In April 2002, we decided to dispose of our Building Systems businesses. The gradual disposal process was envisaged to extend over a non-defined period of time preceded by restructuring in several locations. The disposal of our Building Systems businesses contemplated that we would retain an involvement in the disposed operations through a combination of technology license agreements, supplier relationships, retention of certain orders and participation on the Board of Directors of some of the disposed companies. As a result of these factors, we concluded that classification of the Building systems businesses as discontinued operations according to SFAS 144 was not appropriate. The results of operations of these businesses and the results from the disposal of each disposed business are reported in our Consolidated Income Statement within continuing operations, through the date of disposition.

Year ended December 31, 2003 compared with year ended December 31, 2002

Orders decreased by $ 1,164 million, or 33 percent, to $ 2,313 million in 2003 compared to $ 3,477 million in 2002. As reported in local currencies, orders decreased by 45 percent in 2003 compared to 2002. The reduction in orders is primarily due to the ongoing divestment process combined with difficult market conditions in the Building Systems business area, and the discontinuation and reduction of activities in the Group Processes business area. Orders from other divisions amounted to $ 524 million in 2003 (representing 23 percent of the division orders in 2003) and $ 871 million in 2002 (representing 25 percent of the division orders in 2002).

Revenues decreased by $ 910 million, or 26 percent, to $ 2,537 million in 2003 compared to $ 3,447 million in 2002. As reported in local currencies, revenues declined 39 percent in 2003 compared to 2002. Revenues from other divisions amounted to $ 553 million in 2003 (representing 22 percent of the division revenues in 2003) and $ 875 million in 2002 (representing 25 percent of division revenues in 2002).

The major components of the Non-core activities revenues is comprised in the following:

Building Systems revenues decreased by $ 546 million, or 23 percent, to $ 1,829 million in 2003 compared to $ 2,375 million in 2002. As reported in local currencies, revenues decreased 34 percent in 2003 compared to 2002. The decrease in revenues was due to the lower revenue base resulting from our divestment of the majority of the businesses in this business area and continued difficult market conditions in the remaining units. Other Non-core

activities include Group Processes revenues that decreased by $ 241 million, or 32 percent, to $ 517 million in 2003 from $ 758 million in 2002. As reported in local currencies, revenues decreased by 40 percent in 2003 compared to 2002. This decrease was mainly due to the reduction of our activities in this area. Of the remaining businesses, revenues decreased by $ 115 million, or 64 percent, to $ 64 million in 2003 from $ 179 million in 2002. The decrease was mainly due to the ongoing divestment and closing process in our Customer Service Workshop and Logistic Systems business areas.

Earnings before interest and taxes, or operating loss, remained flat at a loss of $ 181 million in 2003 and 2002. As reported in local currencies, operating loss decreased by 6 percent in 2003 compared to 2002. This result was primarily attributable to the following:

Equity Ventures operating income increased by $ 33 million to $ 76 million in 2003 compared to $ 43 million in 2002. As reported in local currencies, operating income increased by 38 percent in 2003 compared to 2002. The increase primarily resulted from the gain realized from the divestments of ABB Redbank Project Pty Ltd. and ElectraNet Pty Ltd. in Australia.

Structured Finance operating loss increased by $ 161 million to a loss of $ 65 million in 2003 compared to an income of $ 96 million in 2002. This increase primarily resulted from a loss on disposal of approximately $ 80 million in 2003 following the divestment of our stake in the Swedish Export Credit Corporation in early 2003, compared to an income from equity accounted companies of $ 125 million recognized in 2002.

Building Systems operating loss decreased by $ 9 million to $ 104 million in 2003 compared to $ 113 million in 2002. As reported in local currencies, operating loss decreased by 20 percent in 2003 compared to 2002. The operating loss for 2003 included the gain on sale of the businesses located in the Nordic Region for approximately $ 124 million being partially offset by the loss on sale of the businesses located in several other countries, principally Belgium, the Netherlands, Austria and the UK for approximately $ 41 million. Excluding these non-recurring items, the operating loss was $ 187 million in 2003 compared to $ 113 million in 2002. The increase in the loss from the prior year is the result of additional restructuring costs and the weak underlying market conditions with the remaining businesses.

New Ventures operating loss decreased by $ 16 million to $ 21 million in 2003 compared to $ 37 million in 2002. As reported in local currencies, the operating loss decreased by 51 percent in 2003 compared to 2002. The decrease was largely due to the benefits of restructuring activities throughout all businesses leading to a significant reduction in selling, general and administrative expenses and considerably lower asset write-downs than in earlier years.

Other Non-core activities operating loss decreased by $ 103 million to $ 67 million in 2003 compared to $ 170 million in 2002. Group Processes represented approximately $ 52 million and $ 105 million of this loss in 2003 and 2002, respectively. The improvement in Group Processes was due to the non-recurrence of costs for software write-downs in 2002 and reduced general and administrative expenses as a result of the ongoing dissolution of the Group Processes business area.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders decreased by $ 583 million, or 14 percent, to $ 3,477 million in 2002 compared to $ 4,060 million in 2001. As reported in local currencies, orders decreased by 20 percent in 2002 compared to 2001. The reduction in orders was primarily due to the sale of our Air Handling business, decreased orders in our Building Systems business area resulting from market downturns across Europe and the planned reduction of our presence in some of the markets of the Logistic Systems and Customer Service Workshop business areas. Orders from other divisions amounted to $ 871 million in 2002 (representing 25 percent of the division orders in 2002) and $ 870 million in 2001 (representing 21 percent of the division orders in 2001).

Revenues decreased by $ 672 million, or 16 percent, to $ 3,447 million in 2002 compared to $ 4,119 million in 2001. As reported in local currencies, revenues decreased 22 percent in 2002 compared to 2001. Revenues from other divisions amounted to $ 875 million in 2002 (representing 25 percent of the division revenues in 2002) and $ 821 million in 2001 (representing 20 percent of the division revenues in 2001).

The major components of the Non-core activities revenues is comprised of the following:

Building Systems revenues decreased by $ 238 million, or 9 percent, to $ 2,375 million in 2002 compared to $ 2,613 million in 2001 due to market downturns across Europe, particularly Germany and selective order taking. As reported in local currencies, revenues decreased by 14 percent in 2002 compared to 2001. Other Non-core activities included Group Processes revenues that increased by $ 20 million, or 3 percent, to $ 758 million in 2002 from $ 738 million in 2001. As reported in local currencies, revenues decreased by 3 percent in 2002 compared to 2001. Of the remaining businesses within Other Non-core activities, revenues decreased by $ 361 million, or 67 percent, to $ 179 million in 2002 from $ 540 million in 2001, mainly due to the sale of the Air Handling business.

Earnings before interest and taxes, or operating loss, increased by $ 68 million to $ 181 million in 2002 compared to $ 113 million in 2001. As reported in local currencies, operating loss increased by 65 percent in 2002 compared to 2001. The reasons for the increase in operating loss are outlined below.

Equity Ventures operating income decreased by $ 32 million to $ 43 million in 2002 compared to $ 75 million in 2001. As reported in local currencies, operating income decreased by 44 percent in 2002 compared to 2001. The decrease was the result of reduced returns from investments and the effects of closing down development and office activities.

Structured Finance operating income increased by $ 95 million to $ 96 million in 2002 compared to $ 1 million in 2001. The increase primarily resulted from our 35 percent stake in Swedish Export Credit Corporation in Sweden, which in 2002 reported income from equity accounted companies of $ 125 million in 2002 compared to a loss of $ 16 million in 2001.

Building Systems operating income decreased by $ 131 million to a loss of $ 113 million in 2002 compared to an income of $ 18 million in 2001. The decrease was due to: project write-downs in Germany, Sweden, United Kingdom and Denmark; closure costs in Italy and Poland; and restructuring costs in Germany.

New Ventures operating loss decreased by $ 106 million to $ 37 million in 2002 compared to $ 143 million in 2001. As reported in local currencies, operating loss decreased by 74 percent in 2002 compared to 2001. The decrease was due to the non-recurrence of costs and provisions for alternative energy projects and asset write-downs in 2001.

Other Non-core activities operating loss increased by $ 106 million to $ 170 million in 2002 compared to $ 64 million in 2001. Group Processes represented approximately $ 105 million and $ 54 million of the losses in 2002 and 2001, respectively. The increase in Group Processes was mainly due to the write-down of software and increased general and administrative expenses.

Corporate

Our corporate/other activities comprise headquarters and stewardship, research and development and other activities.

Year ended December 31, 2003 compared with year ended December 31, 2002

Total operating costs increased by $ 76 million, or 18 percent, to $ 499 million in 2003 compared to $ 423 million in 2002. In local currencies, operating costs increased 5 percent in 2003 compared to 2002.

Headquarters and stewardship operating costs increased by $ 153 million, or 81 percent, to $ 342 million in 2003 compared to $ 189 million in 2002. In local currencies, operating costs were 87 percent higher in 2003 compared to 2002. The increase in operating costs was mainly due to the non-recurrence of one-time events in 2002 such as the recovery of payments from a former chief executive officer.

Corporate research and development costs were $ 92 million in 2003 compared to $ 93 million in 2002. In local currencies, operating costs improved by 14 percent in 2003 compared to 2002. The improvement in operating costs was mainly due to a continuous attention to reducing unnecessery costs and a strong focus on the reduction of administrative overhead.

Other operating costs (including Real Estate, Group Treasury Operations and consolidation) decreased by $ 76 million, or 54 percent, to $ 65 million in 2003 compared to $ 141 million in 2002, mainly due to lower costs following the cessation of proprietary trading and the consequent reduction in number of employees in Group Treasury Operations in 2002 and a reduction in earnings from certain intra-Group transactions when compared to 2002. In local currencies, operating costs improved by 83 percent in 2003 compared to 2002.

Year ended December 31, 2002 compared with year ended December 31, 2001

Total operating costs increased by $ 134 million, or 46 percent, to $ 423 million in 2002 compared to $ 289 million in 2001. As reported in local currencies, operating costs increased by 91 percent in 2002 compared to 2001.

Headquarters and stewardship operating costs decreased by $ 5 million, or 3 percent, to $ 189 million in 2002 compared to $ 194 million in 2001.

Corporate research and development costs decreased by $ 10 million, or 10 percent, to $ 93 million in 2002 compared to $ 103 million in 2001 as a result of the reorganization in our global research and development centers and the related headcount reductions. As reported in local currencies, research and development costs decreased 13 percent in 2002 compared to 2001.

Other operating costs (including Group Treasury Operations, Real Estate and consolidation) increased by $ 149 million to $ 141 million in 2002 compared to an income of $ 8 million in 2001, mainly due to a reduction in rental income as a result of asset sales, increased lease obligations in Real Estate, the reduced trading result of Group Treasury Operations following the cessation of proprietary trading in 2002 and a higher elimination of earnings from certain intra-Group transactions when compared to 2001.

Discontinued operations

Loss from discontinued operations, net of tax, in our Consolidated Income Statement includes the following items:

- All of our Oil, Gas and Petrochemicals businesses, of which we agreed to sell our upstream businesses to a consortium consisting of Candover Partners, JP Morgan Partners and 3i Group in January 2004. The Upstream business is a global producer of equipment and services for oil and gas exploration and production. The remaining part of the Oil, Gas and Petrochemicals businesses primarily consists of a full service engineering company which in addition to having expertise in EPC projects also licenses process technologies in the refining, chemical, petrochemical and polymer fields.
- Costs related to the potential asbestos obligation of our U.S. subsidiary, Combustion Engineering Inc. The status of our potential asbestos obligation is contained in "Contingencies and retained liabilities" below, as well as in Note 18 to the Consolidated Financial Statements.
- Our Reinsurance business, which we agreed in December 2003 to sell to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company. The completion of this sale is subject to regulatory approvals and other customary closing conditions and is expected to take place in the second quarter of 2004.
- Our Wind Energy business in Germany, of which we sold a portion to GI Ventures AG of Munich, Germany, in December 2003. This business focused on the development and engineering, procurement and construction of wind parks in Europe.
- Most of our Structured Finance business, which we sold to General Electric Capital Corporation (GE) in November 2002. This business provided debt capital for projects and equipment, and asset-based financing (such as leasing).
- Our MDVC Cable business located in Germany, which we agreed in December 2003 to sell to Wilms Group of Menden, Germany (this sale was completed in January 2004). This business manufactures medium-voltage cables for the domestic German market.
- ABB Export Bank, which we sold to a financial investor in December 2003 as a continuation of the divestment of our Structured Finance business. ABB Export Bank arranged international export, trade and project financing.
- Our Metering business, which we sold to Ruhrgas Industries GmbH of Essen, Germany, in December 2002. This business produced electricity, water, energy and gas meters, metering systems and load control systems.
- A number of other businesses sold in 2003 and those we are planning to sell in 2004 including: Austevoll and Ølen, operations of Marine Austevoll, a marine switchgear business in Norway, that were sold to Scandinavian Electric Austevoll AS and Vassnes Elektro AS, respectively, both in Norway; our Repair Workshop business in Portugal which we intend to sell; and our Retail software business in the United States that we have agreed to sell to PIM-Newco Incorporated.

  In 2002, the other divested businesses included: The Components business of ABB Trasmissione e Distribuzione S.p.A (Italy), which was sold to EB Rebosio S.r.l.; Energy Information Systems Ltd of the United Kingdom, which was sold to Alstom SA; and the ABB Drying Business (a division of ABB Inc. comprising a number of legal entities), which was sold to Andritz AB and Andritz Ltd.
- Various businesses that were abandoned in 2003 and 2002 for strategic reasons or for which a buyer could not be found.
- Legal and professional fees related to the above disposals.

Loss from discontinued operations, net of tax, was $ 853 million, $ 858 million and $ 837 million in 2003, 2002 and 2001, respectively. The loss from discontinued operations, net of tax, for the above items is detailed below.

Discontinued operations	**2003**	**2002**	**2001**
Year ended December 31,		($ in millions)	
Oil, Gas and Petrochemicals	(496)	(127)	9
Combustion Engineering (Asbestos)	(145)	(420)	(470)
Reinsurance	(97)	22	(336)
Wind Energy	(42)	(1)	–
Structured Finance	(29)	(183)	8
MDCV Cables	(24)	(1)	(5)
ABB Export Bank	(9)	10	6
Metering	(3)	(54)	14
Other abandoned or sold businesses/Other	(8)	(104)	(63)
Loss from discontinued operations, net of tax	(853)	(858)	(837)

The above includes the businesses' operational results, accumulated foreign currency translation adjustments, allocation of interest in accordance with EITF 87-24, capital gains and losses on sale, impairment charges, goodwill write-offs and other costs.

We expect to continue to identify non-core businesses for disposal. If a business meets the criteria of SFAS 144, we will reflect the results of operations from the business as discontinued operations in our Consolidated Income Statement and as assets and liabilities held for sale and in discontinued operations in our Consolidated Balance Sheet. We will reclassify the prior years' presentation to reflect the disposals on a comparable basis.

Oil, Gas and Petrochemicals

Capital expenditures by customers of the Oil, Gas and Petrochemicals businesses are influenced by oil company expectations about the oil price, which is determined by supply and demand for crude oil and natural gas products, the energy price environment that results from supply and demand imbalances and consolidation of the oil and gas markets. Key factors that may influence the worldwide oil and gas market include production restraint of OPEC nations and other oil-producing countries, global economic growth, technological progress in oil exploration and production and the maturity of the resource base. The downstream markets are in the short term influenced by capacity utilization and in the longer term by factors such as economic growth, substitution of products and demand for more environmentally friendly products.

While there are signals of an improving outlook for 2004 as the global economy stabilizes, spending for upstream and downstream projects remained modest throughout 2003. The oil price remained within the OPEC target band of $ 22 to $ 28 per barrel during most of 2003 and moved towards the high end of this band towards the end of 2003 due to recovery in underlying consumption, reflecting the faster pace of global economic recovery. Investment growth in exploration and production in the upstream market (from the well or bore hole to the refinery) was soft and predominantly outside North America. Competition in the downstream markets remained intense throughout 2003. Refining expenditures continued to be driven by clean fuel regulations, with some increase in demand in Asia as those economies continue to grow. The petrochemical cycle is emerging from an extended downturn during which there was lower investment in new capacity. The increased use of plastics and textiles, particularly in growing economies, is resulting in increased investment in both low material cost regions such as the Middle East and in major petrochemical consuming markets such as India and China.

In January 2004, we announced the sale of our upstream businesses to a consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. For further information on the sale of our upstream businesses, see "Operating and financial review and prospects – Acquisitions, investments and divestitures – Pending divestitures."

The remaining OGP businesses are available for immediate sale and continue to be actively marketed. It is unlikely that significant change to the divestment strategy will be made or that the plan to divest the remaining OGP businesses will be withdrawn in the future. Management anticipates divesting this business in 2004.

In 2002, we initiated a strategic shift to narrower-scope, lower risk projects based on a more selective bidding process in the downstream oil and gas business (typically from the refinery to industrial manufacturers or distributors) and a shift from fixed price contracts towards lower-risk reimbursable contracts, which allow a more balanced sharing of risks and opportunities between customer and contractor. To prepare the remaining OGP businesses for disposal, we streamlined the management structure of the businesses and in October 2003, announced that the chief financial officer, would have direct management responsibility for our entire Oil, Gas and Petrochemicals businesses until they are divested.

Year ended December 31, 2003 compared with year ended December 31, 2002

Orders decreased by $ 942 million, or 26 percent, to $ 2,683 million in 2003 compared to $ 3,625 million in 2002. As reported in local currencies, orders decreased by 31 percent in 2003. Orders in 2003 included $ 20 million received from our other divisions, compared to $ 23 million in 2002. The overall decrease is primarily due to a 40 percent decrease in large orders, mainly attributable to our strategic decision to de-emphasize fixed priced EPC contracts in favour of lower-risk reimbursable contracts, to limit construction in the scope of work in our downstream business and to more selectively tender for project work. In addition, both upstream and downstream experienced a decline in orders due to an overall relatively soft market.

Revenues decreased by $ 467 million, or 12 percent, to $ 3,402 million in 2003 compared to $ 3,869 million in 2002. As reported in local currencies, revenues decreased by 17 percent. In 2003, revenues included $ 28 million of sales to our other divisions, compared to $ 15 million in 2002. The upstream business recorded revenues of approximately $ 1,524 million and $ 1,538 million in 2003 and 2002, respectively. The remaining OGP businesses recorded revenues of approximately $ 1,878 million and $ 2,331 million in 2003 and 2002, respectively. The overall decrease in revenues was the result of a lower backlog going into 2003 and a relatively low order intake in 2003, reflecting the shift in our market strategy pertaining to fixed priced EPC contracts in the downstream business.

The net loss increased by $ 369 million to $ 496 million in 2003 compared to $ 127 million in 2002. The upstream business recorded net income of approximately $ 4 million and $ 98 million in 2003 and 2002, respectively. The decrease in net income of $ 94 million was attributable to costs associated with the future sale of the upstream business of approximately $ 44 million and $ 13 million of allocated interest expense in accordance with EITF 87-24. The remaining OGP businesses had net losses of $ 500 million and $ 225 million in 2003 and 2002, respectively. The remaining OGP businesses were adversely affected by charges of $ 399 million, primarily in four large, long-term, downstream fixed price projects booked prior to the implementation of our current bidding strategy for such contracts. The customers and the countries in which the project execution took place were in each case unrelated. These charges are related to delays, project cost overruns and write-down of assets that we, for various reasons, consider no longer to be recoverable. Fixed priced EPC contracts are inherently risky and we have experienced losses from such contracts due to, among other things, our inability to make proper estimates during the tendering process and weaknesses in project execution. In any event, we may continue to experience losses on the contracts we entered into prior to adopting our new approach until they expire or are terminated, but the number of such contracts and the remaining risks, both inherent and specific, associated with them has been significantly reduced as a result of the measures we have taken to address these problems. We also recorded a valuation allowance on deferred tax assets of approximately $ 120 million related to the remaining OGP businesses as we determined it was more likely than not that such deferred tax assets would not be realized.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders increased by $ 222 million, or 7 percent, to $ 3,625 million in 2002 compared to $ 3,403 million in 2001. As reported in local currencies, orders increased by 3 percent in 2002. Orders in 2002 included $ 23 million received from our other divisions, compared to $ 15 million in 2001. A 22 percent increase in large orders was attributable to the award of the ExxonMobil Sakhalin order within our downstream business, offset by a reduction resulting from a shift in strategy from fixed price contracts towards lower-risk reimbursable contracts. The increase in the downstream business offset a general reduction in the upstream business.

Revenues increased by $ 380 million, or 11 percent, to $ 3,869 million in 2002 compared to $ 3,489 million in 2001. As reported in local currencies, revenues increased by 7 percent in 2002. In 2002, revenues included $ 15 million of sales to our other divisions, compared to $ 11 million in 2001. The upstream business recorded revenues of approximately $ 1,538 million and $ 1,470 million in 2002 and 2001, respectively. The remaining OGP businesses recorded revenues of approximately $ 2,331 million and $ 2,019 million in 2002 and 2001, respectively. The overall increases came from improvements in the upstream and downstream businesses, reflecting a high order backlog going into 2002 and a relatively high level of order intake in 2002.

We recorded a net loss of $ 127 million in 2002 compared to net income of $ 9 million in 2001 that represents a decrease of $ 136 million. The upstream business recorded net income of approximately $ 98 million and $ 93 million in 2002 and 2001, respectively. The increase in net income of $ 5 million was attributable to the increase in revenues for the same period. The remaining OGP businesses had net losses of $ 225 million and $ 84 million in 2002 and 2001, respectively. The remaining OGP businesses were adversely affected by cost overruns and project delays, which resulted in a charge of $ 224 million in 2002, primarily in four, long-term, large downstream fixed price projects booked prior to the implementation of current bidding strategy for such contracts. The loss was partially offset by an increase in revenues for the same period.

Asbestos

Loss from discontinued operations, net of tax, also includes costs related to the potential asbestos obligation of our U.S. subsidiary, Combustion Engineering Inc., of approximately $ 145 million, $ 420 million and $ 470 million in 2003, 2002 and 2001, respectively.

An overview on Asbestos is given separately in the Contingencies & Retained Liabilities section of this report.

Reinsurance business

In December 2003, we agreed to sell our Reinsurance business to White Mountains Insurance Group Limited of Bermuda for approximately $ 425 million.

Our Reinsurance business provides international reinsurance and insurance underwriting and specialized primary insurance in the United States. In reinsurance, the reinsurer, in return for a premium payment, provides coverage to a primary insurance company for all or a specific portion of the primary insurer's obligation to its customer.

Year ended December 31, 2003 compared with year ended December 31, 2002

Revenues increased by $ 145 million, or 22 percent, to $ 816 million in 2003 compared to $ 671 million in 2002. Included in revenues are revenues from other business areas of $ 34 million and $ 27 million in 2003 and 2002, respectively. The increase in revenues was primarily due to higher premium income from increased volumes and higher insurance premium rates compared to the rates for comparable products and risks in 2002.

We recorded a net loss of $ 97 million in 2003 compared to net income of $ 22 million in 2002 that represents a decrease of $ 119 million. The decrease was the result of a $ 154 million impairment charge and an allocation of interest of $ 15 million in accordance with EITF 87-24 being partially offset from income from operations of approximately $ 72 million due to higher technical insurance results and improved investment income in the major operating units. The impairment charge recorded from the anticipated disposal of the Reinsurance business of $ 154 million was principally comprised of an asset write-down of $ 48 million, goodwill and other intangible write-offs of $ 89 million, expected selling costs of $ 25 million, deferred tax write-offs of approximately $ 16 million and an accumulated foreign currency translation gain of $ 24 million.

Year ended December 31, 2002 compared with year ended December 31, 2001

Reinsurance revenues decreased by $ 267 million, or 28 percent, to $ 671 million in 2002 compared to $ 938 million in 2001. Included in revenues are revenues from other business areas of $ 27 million and $ 5 million in 2002 and 2001, respectively. The decrease in revenues was primarily due to the cessation of new reinsurance activity in Scandinavian Reinsurance Company Limited, Bermuda.

We recorded net income of $ 22 million in 2002 compared to a net loss of $ 336 million in 2001 that represents an increase of $ 358 million. The increase was the result of the non-recurrence of a number of costs from 2001. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we were no longer able to continue to discount our loss reserves and were required to record a charge to losses and loss adjustment expenses in 2001 of $ 295 million. In addition, the Reinsurance business area also recorded provisions for $ 138 million in underwriting losses, including provisions totalling $ 48 million relating to the events of September 11, 2001, leading to the significantly negative insurance results. The benefit of the non-recurrence of these costs was partially offset by lower revenues.

Wind Energy

Our Wind Energy business in Germany was primarily focused on the development of Wind Parks mainly in Europe. In December 2003, we sold part of our Wind Energy business in Germany to GI Ventures AG of Munich, Germany, with the remaining portion set to be sold in 2004.

Year ended December 31, 2003 compared with year ended December 31, 2002

Revenues decreased by $ 32 million, or 67 percent, to $ 16 million in 2003 compared to $ 48 million in 2002. The decrease in revenues was primarily due to a large order progressing through the execution phase with no other significant replacement orders.

The net loss increased by $ 41 million to $ 42 million in 2003 from $ 1 million in 2002. The 2003 net loss of $ 42 million was comprised principally of a $ 25 million loss from disposal (net of a tax benefit of $ 10 million), asset write-downs of $ 9 million and loss from operations of $ 8 million.

This unit did not exist in this form in 2001 and therefore no comparison between 2002 and 2001 is provided.

Structured Finance

In November 2002, we completed the sale of most of our Structured Finance business to GE.

Period from January 1 to November 30, 2002 compared with year ended December 31, 2001

Revenues increased by $ 42 million, or 19 percent, to $ 262 million in 2002 from $ 220 million in 2001. The revenue increase reflects the acquisition of a portfolio of small, mainly standardized leases as well as growth in the businesses existing portfolio of such small leases.

We recorded a net loss of $ 183 million in 2002 compared to net income of $ 8 million in 2001 that represents a decrease of $ 191 million. The 2002 net loss of $ 183 million included a $ 146 million loss on disposal, loss from operations of $ 22 million and the allocation of interest expense of $ 15 million in accordance with EITF 87-24. The loss on disposal of $ 146 million for the sold business was principally comprised of an asset write-down of $ 15 million, goodwill and other intangible write-offs of $ 2 million, transaction costs of $ 27 million, the fair value for GE's right to require the Company to repurchase certain designated assets of $ 38 million, capital tax expense associated with the disposal of $ 10 million and an accumulated foreign currency translation loss of $ 54 million. The lower operating income in general reflected the change in strategy to refrain from new lease and financing transactions, leading to a corresponding reduction in business activity during 2002.

MDCV Cable business

In December 2003, we agreed to sell our MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. This business manufactures medium and high-voltage cables, cable-systems and accessories for power suppliers and network operators.

Year ended December 31, 2003 compared with year ended December 31, 2002

Revenues decreased by $ 3 million, or 4 percent, to $ 79 million in 2003 compared to $ 82 million in 2002 mainly due to the loss of important projects. Included in revenues are revenues from other business areas of $ 5 million and $ 4 million in 2003 and 2002, respectively.

The net loss increased by $ 23 million to $ 24 million in 2003 compared to $ 1 million in 2002. The 2003 net loss of $ 24 million was comprised principally of asset write-downs of $ 10 million and a loss from operations of $ 14 million.

Year ended December 31, 2002 compared with year ended December 31, 2001

Revenues increased by $ 20 million, or 32 percent, to $ 82 million in 2002 compared to $ 62 million in 2001 primarily due to extension of the product mix. Included in revenues are revenues from other business areas of $ 4 million and $ 2 million in 2002 and 2001, respectively.

The net loss decreased by $ 4 million, or 80 percent to $ 1 million in 2001 compared to $ 5 million in 2001, reflecting a more favorable product mix.

ABB Export Bank

In December 2003 we completed the sale of ABB Export Bank to an investor in Sweden. ABB Export Bank was part of our Structured Finance business area and arranged export, trade and project financing. Backed by national export credit agencies or bilateral and multilateral institutions such as the World Bank, ABB Export Bank lent money to our customers in various countries, in all currencies accepted by the agency involved.

Period from January 1 to December 16, 2003 compared with year ended December 31, 2002

Revenues decreased by $ 15 million, or 56 percent, to $ 12 million in 2003 compared to $ 27 million in 2002 due to lower business volumes, the sale of assets following our decision to divest the business and lower interest rates. Included in revenues are revenues from other business areas of $ 3 million and $ 10 million in 2003 and 2002, respectively.

We recorded a net loss of $ 9 million in 2003 compared to net income of $ 10 million in 2002 that represents a decrease of $ 19 million. The 2003 net loss of $ 9 million includes a $ 12 million loss on disposal, income from operations of $ 6 million and the allocation of interest expense of $ 3 million in accordance with EITF 87-24. The loss on disposal of $ 12 million for the sold business was principally comprised of an asset write-down of $ 20 million, transaction costs of $ 1 million, capital tax expense associated with the disposal of $ 4 million and an accumulated foreign currency translation gain of approximately $ 13 million.

Year ended December 31, 2002 compared with year ended December 31, 2001

Revenues decreased by $ 10 million, or 27 percent, to $ 27 million in 2002 compared to $ 37 million in 2001 due to lower business volumes, the sale of assets following our decision to divest the business and lower interest rates. Included in revenues are revenues from other business areas of $ 10 million and $ 8 million in 2002 and 2001, respectively.

Net income increased by $ 4 million, or 67 percent to $ 10 million in 2002 compared to $ 6 million in 2002.

Metering

In December 2002, we sold our Metering business to Ruhrgas Industries GmbH of Germany. This business produced electricity, water, energy and gas meters, metering systems and load control systems.

Period from January 1 to December 4, 2002 compared with year ended December 31, 2001

Revenues decreased by $ 76 million, or 17 percent, to $ 372 million in 2002 compared to $ 448 million in 2001. The 2002 figure is for eleven months trading as the business was sold to Ruhrgas Industries GmbH at the beginning of December 2002. The 2002 annualized revenues decreased as a result of the weak market conditions in North America, Latin America and Germany.

We recorded a net loss of $ 54 million in 2002 compared to net income of $ 14 million in 2001 that represents a decrease of $ 68 million. The 2002 net loss of $ 54 million included a $ 48 million loss on disposal, loss from operations of $ 3 million and the allocation of interest expense of $ 3 million in accordance with EITF 87-24. The loss on disposal of $ 48 million for the sold business was principally comprised of goodwill and other intangible write-offs of $ 65 million, transaction costs and other provisioning of $ 46 million, capital tax expense associated with the disposal of $ 21 million and an accumulated currency translation loss of $ 35 million offset in part by a gain of $ 119 million, being the difference between the proceeds received and net assets of the business.

Liquidity and capital resources

Principal sources of funding

In 2003, as in 2002 and 2001, we met our liquidity needs using cash from operations, bank borrowings, the proceeds from the issuance of debt securities, divestment proceeds, as well as the sales of receivables under our securitization programs. The reductions in our credit rating during 2002, described below, restricted our access to the capital markets during 2002 and the first half of 2003. As a result, we relied increasingly on proceeds from divestments, bank borrowings, cash from operations and, additionally in 2003 from our capital strengthening program described below. Also, in the first quarter of 2003, we raised approximately $ 156 million from the sale of 80 million treasury shares in two transactions.

During the second half of 2003, we completed a number of steps to strengthen our Consolidated Balance Sheet and to improve our liquidity. In September 2003, we issued convertible unsubordinated bonds of an aggregate principal amount of 1,000 million Swiss francs, due 2010. See "Convertible bonds and notes." In October 2003, we announced a three-component capital strengthening program, consisting of a rights issue providing net proceeds of approximately $ 2.5 billion, a new $ 1 billion unsecured revolving credit facility to replace our $ 1.5 billion credit facility and a bond offering of 650 million euro (equivalent to approximately $ 769 million, at the date of issuance). This program has provided a stronger financial base for the future growth of our core operations, has deleveraged our balance sheet by reducing our gearing from 86 percent at December 31, 2002 to 70 percent at December 31, 2003 (see "Financial Position" below) and has given us more flexibility, particularly with regard to the timing of our divestment program.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year.

Rights issue

On November 20, 2003, our shareholders approved the issuance of 840,006,602 new shares pursuant to a fully underwritten rights issue. For each share that they owned, holders of existing shares were allocated one right to purchase the offered shares. For every 10 rights, holders of existing shares were entitled to purchase seven offered shares. The banks agreed to underwrite 840,006,602 shares at an issue price of 4.00 Swiss francs per share representing an approximate 50% discount on the share price at the time and providing for net proceeds of $ 2,487 million. The rights issue was completed on December 12, 2003 when the cash was received together with the net proceeds of the bonds of 650 million euro aggregate principal amount (see "Convertible bonds and notes"). Of these funds, approximately $ 1.2 billion was used to repay debt maturing in December 2003 and repurchase bonds with a face value of $ 94 million, while the remainder was placed on deposit with banks to be used to repay debt maturing in 2004.

Interest rates

We have obtained financing in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign exchange exposures arising on our debt. For example, to reduce our exposure to interest rates, we use interest rate swaps to effectively convert fixed rate borrowings into floating rate liabilities and we use cross currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities. At December 31, 2003, after considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term borrowings (including current maturities) of $ 4,241 million and our fixed rate long-term borrowings (including current maturities) of $ 1,754 million was 3.2 percent and 5.8 percent, respectively. This compares with an effective rate of 3.0 percent for floating rate long-term borrowings and 5.0 percent for fixed-rate long-term borrowings as of December 31, 2002. A discussion of our use of derivatives to modify the characteristics of our long-term borrowings is contained in Note 15 to our Consolidated Financial Statements.

Convertible bonds and notes

In 2003, we completed two note issuances, including the issuance of bonds convertible into our shares, as sources of funding.

In September 2003, we issued 1,000 million Swiss francs aggregate principal amount of convertible unsubordinated bonds due 2010 (approximately $ 722 million at the date of issuance). This transaction lengthened the maturity profile of our debt, thereby reducing our dependence on short-term funding. We used the proceeds, net of expenses and fees, to reduce our drawing under our $ 1.5 billion credit facility (see "Credit facilities"). The convertible bonds pay interest annually in arrears at a fixed annual rate of 3.5 percent. On issuance, each 5,000 Swiss francs principal amount of bonds was convertible into 418.41004 fully paid ABB ordinary shares at an initial conversion price of 11.95 Swiss francs. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue discussed above, the conversion price and conversion ratio of the bonds were

adjusted to 9.53 Swiss francs and 524.65897 shares, respectively. Consequently, the bonds are now convertible into 104,931,794 fully paid ordinary ABB shares.

The bonds are convertible at the option of the bondholder at any time from October 21, 2003 up to and including the tenth business day prior to September 10, 2010. We may at any time on or after September 10, 2007 redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of our ordinary shares on the relevant exchange has been at least 150 percent of the conversion price. In addition, at any time prior to maturity, we can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. We have the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

In November 2003, as part of our three-component capital strengthening program, we issued bonds of an aggregate principal amount of 650 million euro (approximately $ 769 million at the time of issuance), due 2011. These bonds pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of ABB Ltd, the terms of the bonds require us to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest. The net proceeds from the issue of these bonds were placed in escrow and were released to us upon successful completion of the rights issue in December 2003.

In May 2002, we issued $ 968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent. On issuance each $ 1,000 principal amount of bonds was convertible into 87.7489 fully paid ABB ordinary shares at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue discussed above, the conversion price of the bonds was adjusted to 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar), representing a total of 107,220,546 shares if the bonds were fully converted.

The bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. We may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if (1) for a certain number of days during a specified period of time, the official closing price of our shares on virt-x exceeds 130 percent of the conversion price or (2) at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. We have the option to redeem the bonds when due, in cash, ordinary shares or any combination thereof.

Also in May 2002, we issued 200 million pounds sterling (approximately $ 292 million) aggregate principal amount of bonds due 2009 (sterling-denominated bonds), which pay interest semi-annually in arrears at 10 percent per annum. We also issued in May 2002, 500 million euro (approximately $ 466 million) aggregate principal amount of bonds, due 2008 (euro-denominated bonds), which pay interest annually in arrears at 9.5 percent per annum.

The sterling-denominated bonds and the euro-denominated bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB–, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent, for the sterling-denominated and euro-denominated bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB–, respectively, then the annual interest rate on the bonds increases by 1.5 percent per annum to 11.5 percent and 11 percent, for the sterling-denominated and euro-denominated bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB–, respectively, then the interest rates on the bonds return to their original levels. As a result of the downgrade of our long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade. This increase in interest rates had no significant impact on 2002 interest expense. The total impact on 2003 was an increase in interest expense of approximately $ 13 million and future years will be affected if our credit ratings do not return to at least both Baa3 and BBB– from Moody's and Standard & Poor's, respectively.

A cross-currency swap has been used to modify the characteristics of the sterling-denominated bonds and an interest rate swap to modify the euro-denominated bonds. After considering the impact of the cross-currency and interest rate swaps, the sterling-denominated bonds effectively became a floating rate U.S. dollar obligation, while the euro-denominated bonds became a floating rate euro obligation. In both cases, the floating rate resets every three months. See Note 15 to our Consolidated Financial Statements.

Almost all of our publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if we were to default on certain borrowings at or above a specified threshold amount.

Credit facilities

On November 17, 2003, as part of our three-component capital strengthening program, we entered into a new unsecured syndicated $ 1 billion three-year revolving credit facility (new credit facility) which became available in December 2003 after the fulfillment of certain conditions including the repayment and cancellation of the existing $ 1.5 billion facility and the raising of specified minimum levels of gross proceeds from the rights issue (see "Rights issue") and from the bonds denominated in euros which were issued in November 2003 (see "Convertible bonds and notes"). This new credit facility is for general corporate purposes. At December 31, 2003 and February 29, 2004, nothing was outstanding under the new facility and although we currently do not intend to draw on it, it provides us with additional financial flexibility.

The new credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. We are required to meet these covenants on a quarterly basis beginning with the period ending December 31, 2003. Should our unsecured long-term debt ratings reach certain defined levels (basically investment grade), these covenants will only have to be calculated as of June and December of each year. The new facility also contains provisions for the mandatory prepayment and cancellation of the facility upon a change of control of ABB Ltd.

The new credit facility imposes restrictions on the amount of third party indebtedness in subsidiaries other than in the obligors under the facility, subject to certain exceptions. The facility also contains certain other undertakings including certain limitations on disposals of assets, certain restrictions on mergers and acquisitions, negative pledges and restrictions on the early redemption of capital market instruments, such as bonds having a maturity date beyond that of the facility. However, the facility permits the lengthening of the maturity profile of our debt through the early redemption of any bonds or other capital market instruments out of the net cash proceeds of any capital market instrument issued after November 17, 2003 and having a maturity date not earlier than the capital market instruments being repaid.

The new credit facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold. As long as there is no drawing under the facility, a failure to comply with the financial covenants and other obligations in the facility will not cause a cross default to other indebtedness.

The new credit facility replaced a secured $ 1.5 billion 364-day revolving credit facility entered into in December 2002. The $ 1.5 billion facility was secured by a package of assets with a net carrying value of $ 3.5 billion at December 31, 2002 and by certain intra-group loans. As of December 31, 2002, no amounts had been drawn under the $ 1.5 billion facility. Beginning January 2003, amounts were drawn under the facility within the facility's specified monthly drawing limits until September when the amount drawn was reduced such that at September 30, 2003 an amount of $ 753 million was outstanding under the facility. The maximum amount available under the facility reduced from $ 1,500 million to $ 1,250 million, $ 1,200 million and $ 1,000 million at the beginning of October, November and December 2003, respectively. In December 2003, the remaining amount outstanding was repaid, the facility cancelled and the related security released.

The $ 1.5 billion facility contained certain stringent financial covenants in respect of minimum interest coverage, total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth, as well as specific negative pledges. We were required to meet these financial covenants at each quarter-end commencing December 31, 2002. In addition, in order to ensure the continued availability of the credit facility until its cancellation in December 2003, we were required to obtain minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003.

The $ 1.5 billion facility prohibited the voluntary prepayment of any banking facility, the prepayment or early redemption of any bonds or capital market instruments, the repurchase of any of our shares, as well as the declaration or payment of dividends as long as the facility was outstanding.

Securitization programs

In addition to the aforementioned primary sources of liquidity and capital resources, we also sell certain trade receivables to Qualifying Special Purpose Entities ("QSPEs"), unrelated to us, primarily through two revolving-period securitization programs. Under the two securitization programs, neither QSPE commits to purchase our trade receivables, and the QSPEs may at any time refuse to continue purchasing our trade receivables. If both QSPEs simultaneously refuse to purchase additional receivables, then we would experience a temporary loss of cash flow from the sale of trade

receivables over a period of several weeks until new trade receivables generated by us began to convert to cash in the normal course of our business.

Solely for the purpose of credit enhancement from the perspective of the QSPEs, we retain an interest in the sold receivables. Pursuant to the requirements of the revolving-period securitizations, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. The fair value of the retained interests at December 31, 2003 and 2002 was approximately $ 367 million and $ 497 million, respectively.

We retain servicing responsibility relating to the sold receivables. Cash settlement with the QSPEs in 2001 and through the third quarter of 2002 took place monthly on a net basis which gave us daily access to the cash moving through the securitization programs.

During the fourth quarter of 2002, a number of changes were made to the two securitization programs as a consequence of our credit rating falling below BBB (Standard & Poor's) and Baa2 (Moody's). These changes included, in the case of the first program, twice monthly settlements (instead of monthly), the sale of additional receivables as security, changes in eligibility criteria for receivables to be sold and the establishment of certain banking and collection procedures in respect of sold receivables. Changes in the second program included the introduction of net cash settlements twice per month (instead of monthly), the daily transfer of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. In 2003, further amendments have been made to the second program, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. Under the amended terms of the second program, if our rating falls below BB+ (Standard & Poor's) or Ba3 (Moody's) then we may be required to relinquish the right to collect the sold receivables on behalf of the QSPE, and instead the cash collection of such sold receivables would be made directly to the accounts of the QSPE rather than via our company.

As discussed above, we retain an interest in the sold receivables. Retained interests at December 31, 2003 and 2002 amounted to $ 390 million and $ 514 million, respectively. The decrease in the retained interest during 2003 was primarily related to businesses that were classified as discontinued operations or held for sale being phased out of the securitization programs during the year.

Pursuant to the terms of the securitization programs, receivables more than 90 days overdue are considered delinquent. An increase in delinquency rates compared to historic levels will cause an increase in retained interests, while a decrease in delinquency rates compared to historic levels will cause a corresponding decrease in retained interests. Ultimately, if the customer defaults, we will be responsible for the uncollected amount.

The net cash paid to QSPEs during 2003 and 2002 was $ 119 million and $ 384 million, respectively, comprising the cash flows in the table below:

December 31, ($ in millions)	2003	2002
Gross trade receivables sold to QSPEs ($ 482 and $ 800)*	5,661	5,972
Collections made on behalf of and paid to QSPEs (($ 663) and ($ 735))*	(5,883)	(6,074)
Purchaser's, liquidity and program fees (($ 2) and ($ 5))*	(21)	(37)
Decrease (increase) in retained interests ($ 119 and ($ 91))*	124	(245)
Net cash paid to QSPEs during the year (($ 64) and ($ 31))*	(119)	(384)

* Related to assets held for sale and in discontinued operations for 2003 and 2002, respectively

The decrease in gross receivables sold in 2003 compared to 2002 is due primarily to the fact that businesses which were either classified as discontinued operations or which were sold by us were phased out of the securitization programs during the year.

We pay purchaser's, liquidity and program fees on our securitization programs. Purchaser's and program fees are based on the amount of funding that we receive, while liquidity fees are based on the programs' size. The reduction in gross receivables sold, a lower average funded volume, a reduction in default and delinquency rates, as well as the fact that 2002 contained costs related to restructuring the programs, all contributed to lower purchaser's, liquidity and program fees in 2003 compared to 2002. The total cost of $ 21 million and $ 37 million in 2003 and 2002, respectively, related to the securitization of trade receivables, is included in the determination of current earnings.

At December 31, 2003 and 2002, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $ 898 million and $ 1,026 million, respectively.

In addition, we transfer receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2003 and 2002 were approximately $ 1,400 million (of which $ 581 million related to assets held for sale and in discontinued

operations) and $ 534 million (of which $ 22 million related to assets held for sale and in discontinued operations), respectively. The related costs, including the associated gains and losses, were $ 12 million (of which $ 3 million related to assets held for sale and in discontinued operations) in 2003 and were not significant in 2002. The increase in the amount of receivables transferred outside of the securitization programs related to an increase in the sales and transfers of receivables meeting the requirements of SFAS 140.

For a further discussion of our securitization programs, see Notes 2 and 7 to our Consolidated Financial Statements.

Credit ratings

Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

At December 31, 2002, after a series of rating downgrades during 2002, our long-term company ratings were Ba3 and BBB– (our long-term unsecured debt was rated B1 and BB+) from Moody's and Standard & Poor's, respectively (compared to long-term ratings of A2 and AA– from Moody's and Standard & Poor's, respectively, at December 31, 2001). On January 13, 2003, Standard & Poor's further lowered our long-term company rating to BB+ and our long-term unsecured debt to BB–. The ratings from both Moody's and Standard & Poor's have remained unchanged during the remainder of 2003, such that at December 31, 2003, our long-term company ratings were Ba3 and BB+ (our long-term unsecured debt was rated B1 and BB–) from Moody's and Standard & Poor's, respectively. In late October 2003, both rating agencies changed the outlook on these ratings to positive from negative. Our ratings are currently below "investment grade" that would be represented by Baa3 (or above) and BBB– (or above) from Moody's and Standard & Poor's, respectively. A rating below investment grade is reflected in higher interest costs on borrowings. Although our credit ratings are below investment grade, we expect that we will continue to be able to access the bond markets as we did in 2003 (see "Convertible bonds and notes"). Until our credit rating has returned to investment grade, we do not anticipate having the ability to access the commercial paper markets.

Restrictions on transfers of funds

We face restrictions on the transfer of funds in various countries due to local regulations and foreign exchange restrictions. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are therefore deposited locally. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations. These funds are reported as cash on our Consolidated Balance Sheet, but we do not consider these funds as available for the repayment of debt outside the respective countries where the cash is situated, including those described below.

Currency and other local regulatory restrictions exist in a number of countries where we operate, including: Brazil, China, Egypt, India, Korea, Malaysia, Norway, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela.

Furthermore, restricted cash amounting to $ 394 million and $ 377 million is not included in cash and equivalents on our Consolidated Balance Sheet at December 31, 2003 and 2002, respectively.

Financial Position

Balance sheet

During 2003 and 2002, the divestments and discontinuations of certain businesses were treated as discontinued operations pursuant to SFAS 144, as discussed in detail under "Application of Critical Accounting Policies – Accounting for discontinued operations" above. Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities in discontinued operations. In the Consolidated Statements of Cash Flows, the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95 (SFAS 95), *Statement of Cash Flows*.

Our operating assets which include marketable securities, receivables, inventories and prepaid expenses decreased by $ 195 million to $ 10,417 million at December 31, 2003, from $ 10,612 million at December 31, 2002. Operating assets exclude cash and equivalents and assets held for sale and in discontinued operations.

Primarily as a result of the sale of shares in the China National Petrochemical Corporation (Sinopec Corp.), marketable securities decreased by $ 116 million from $ 589 million at December 31, 2002 to $ 473 million at December 31, 2003. Receivables increased by $ 203 million from $ 5,134 million at December 31, 2002 to $ 5,337 million at December 31, 2003. Inventories increased by $ 344 million

from $ 2,261 million at December 31, 2002 to $ 2,605 million at December 31, 2003. These increases reflect the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes as a result of a decline in 2003 in the U.S. dollar as compared to currencies of other countries in which we operate. Expressed in local currency terms, receivables decreased in the Building Systems business area, which is being divested, primarily as a result of reduced business volumes and closing of old contracts, while in the core divisions the decrease was due to our continued focus on reducing the working capital level.

Prepaid expenses and other decreased by $ 626 million, from $ 2,628 million at December 31, 2002 to $ 2,002 million at December 31, 2003. This decrease primarily reflects a $ 565 million decrease in the fair value of derivative assets.

Operating liabilities, excluding liabilities held for sale and in discontinued operations, include accounts payable, short-term borrowings including current maturities of long-term borrowings and accrued liabilities and other. Operating liabilities decreased by $ 1,712 million to $ 11,112 million at December 31, 2003 from $ 12,824 million at December 31, 2002. Total accounts payable increased by $ 256 million mainly due to translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. Expressed in local currency terms, accounts payable decreased by 9 percent, primarily as a result of the reduced operations in our Building Systems business area, which is being divested.

Short-term borrowings and current maturities of long-term borrowings decreased by $ 973 million, reflecting our strategy to reduce our overall debt position and lengthen our maturity profile. See "Liquidity and capital resources" above. In addition, accrued liabilities and other decreased by $ 995 million, primarily reflecting a reduction of $ 882 million in the fair value of derivative liabilities and a reduction in the provision for asbestos-related issues by $ 278 million (see "Contingencies and retained liabilities – Asbestos claims") which were partly offset by increased provisions for warranty and other obligations.

Financing receivables, which include receivables from leases and loans receivable, decreased by $ 275 million to $ 1,330 million at December 31, 2003 from $ 1,605 million at December 31, 2002. This is primarily due to the sale of various leasing assets within the remaining portion of our Structured Finance business, in line with our focus on core business and improving the liquidity levels.

We sold many of our investments and joint venture participations as part of our divestment program during 2003. Major divestitures included the sale of our 35 percent stake in the Swedish Export Credit Corporation, and, two projects in our Equity Ventures portfolio – a power plant project and a power transmission project – both in Australia. As a consequence, investments and other assets decreased by $ 109 million to $ 1,326 million at December 31, 2003 from $ 1,435 million at December 31, 2002.

Property, plant and equipment increased by $ 139 million to $ 2,840 million at December 31, 2003 from $ 2,701 million at December 31, 2002, reflecting the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. Expressed in local currency terms, property, plant and equipment decreased by 7 percent primarily as a result of the sale of real estate properties and normal levels of depreciation. The core divisions have invested $ 277 million in tangible fixed assets during 2003 compared to $ 247 million during 2002. Total intangible assets, including goodwill and other increased by $ 72 million, a 5 percent decrease in local currency terms, to $ 2,880 million at December 31, 2003 from $ 2,808 million at December 31, 2002, mainly due to the write down of capitalized software in Group Processes. In accordance with SFAS 142, goodwill is no longer amortized as of January 1, 2002.

Our gearing ratio (defined as total borrowings divided by the sum of total borrowings and the stockholders equity including minority interest), excluding the assets and liabilities in the discontinued operations, was 70 percent at December 31, 2003, compared to 86 percent at December 31, 2002. This change reflected the increase in equity through our rights issue completed in December 2003. Total borrowings decreased by $ 41 million to $ 7,887 million at December 31, 2003 from $ 7,928 million at December 31, 2002. Short-term borrowings, including current maturities of long-term borrowings, decreased by $ 973 million, or 38 percent, to $ 1,597 million outstanding at December 31, 2003 from $ 2,570 million outstanding at December 31, 2002. Long-term borrowings increased by $ 932 million, or 17 percent, mainly as a result of the two bond issuances completed during 2003, to $ 6,290 million at December 31, 2003 from $ 5,358 million at December 31, 2002. For a description of the bonds issued during 2003, see "Liquidity and capital resources" above. A component of the $ 968 million convertible bonds issued in May 2002 must be accounted for as an embedded derivative in accordance with SFAS 133, as our shares are denominated in Swiss francs while these bonds are denominated in U.S. dollars. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative creates a discount on issuance, which is amortized to earnings over the life of the bonds. The value of the derivative moves inversely to movements in our share price. The change in value of the embedded derivative, primarily due to the

changes in our share price, combined with the amortization of discount on issuance, increased total borrowings by $ 84 million in 2003 and decreased total borrowings by $ 215 million in 2002. Long-term debt at December 31, 2003 as a percentage of total debt was 80 percent compared to 68 percent at December 31, 2002 as a result of our strategy to lengthen the debt maturity profile.

Cash flow

The effects of the discontinued operations are not segregated in the Consolidated Statements of Cash Flows, as permitted by SFAS 95. The Consolidated Statements of Cash Flows can be summarized into main activities as follows:

Year ended December 31,	2003	2002	2001
		($ in millions)	
Net income (loss), net of adjustments for non-cash items	(414)	(399)	1,228
Changes in operating assets and liabilities	253	418	755
Sub-total: Cash flows provided by (used in) operations	**(161)**	**19**	**1,983**
Acquisitions, investments, divestitures, net	488	2,365	(295)
Asset purchases, net of disposals	(392)	(126)	(609)
Other investing activities	658	412	(314)
Sub-total: Cash flows provided by (used in) investing activities	**754**	**2,651**	**(1,218)**
Change in borrowings, net of repayments	(1,028)	(2,815)	2,639
Treasury and capital stock transactions	2,675	–	(1,393)
Dividends paid	–	–	(502)
Other financing activities	(56)	3	(67)
Sub-total: Cash flows provided by (used in) financing activities	**1,591**	**(2,812)**	**677**
Effects of exchange rate changes	150	141	(72)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(1)	26	(244)
Net change in cash and equivalents – continuing operations	**2,333**	**25**	**1,126**

Cash flows provided by (used in) operating activities

Cash provided by operating activities of the Power Technologies division of $ 616 million and of the Automation Technologies division of $ 848 million during 2003, resulting from higher earnings and working capital improvements were more than offset by $ 239 million cash used in Non-core activities, $ 526 million cash used in Oil, Gas and Petrochemicals division, $ 388 million payments towards the settlement of asbestos related issues and $ 472 million towards corporate overhead and interest payments resulting in $ 161 million net cash used in operations during 2003. This represents a decrease of $ 180 million from 2002.

Operating assets and liabilities include marketable securities held for trading purposes, trade receivables, inventories, payables and other assets and liabilities. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities. Marketable securities classified as available-for-sale are treated as part of investing activities. A reduction in business volumes in the Oil, Gas and Petrochemical businesses as a result of a shift from executing lump sum projects to reimbursable contracts resulted in a substantial reduction in accounts payable and consequently increased cash outflow from changes in operating assets and liabilities. This partly offset the increase in cash flow from the reduction in net operating assets in the core divisions. Non-core activities also generated cash through changes in operating assets and liabilities due to reduced volume of business activities, primarily from the Building Systems business.

During 2002, net cash provided by operating activities of the Power Technologies division was $ 335 million and of the Automation Technologies division was $ 524 million primarily resulting from improved earnings and reduced net working capital levels. Net cash provided by Non-core activities was $ 224 million mainly due to the net cash proceeds from the sale of marketable securities (trading) of $ 498 million. Oil, Gas and Petrochemicals businesses used cash of $ 251 million due to increased project losses and higher working capital levels while the cash payments related to asbestos were $ 333 million. Corporate cash outflows were $ 480 million, influenced by the increased costs in respect of the credit facility and other financing arrangements, resulting in overall net cash provided by operating activities of $ 19 million. This represented a decrease of $ 1,964 million from 2001.

During 2001, improved earnings and collections of receivables resulted in net cash provided by operating activities of the Power Technologies division of $ 675 million and of the Automation Technologies division of $ 1,056 million. In addition, net cash provided by the Oil, Gas and Petrochemicals businesses was $ 476 million primarily due to a substantial increase in accounts payable. These were partly offset by net cash used in Non-core activities of $ 77 million and in Corporate of $ 147 million resulting in a overall net cash provided by operating activities in 2001 of $ 1,983 million. Net income, net of adjustments for non-cash items was $ 1,228 million, primarily due to improved profitability in Power Technologies and Automation Technologies division. This was further influenced by the decrease in net operating assets of $ 755 million in 2001 resulting largely from the increase in accounts payable.

Cash flows provided by (used in) investing activities

Investing activities include: acquisitions of, investments in and divestitures of businesses; purchases of property, plant and equipment, net of disposals; net investments in marketable securities that are not held for trading purposes; and accounts receivable from leases and third-party loans (financing receivables). Net investments in available-for-sale marketable securities and financing receivables are summarized in the table above as "other investing activities." Net cash provided by investing activities was $ 754 million during 2003, a decrease of $ 1,897 million from $ 2,651 million during 2002.

We continued our program of divesting non-core businesses and other assets during 2003. We received cash proceeds of approximately $ 149 million from the sale of our 35 percent stake in Swedish Export Credit Corporation and approximately $ 90 million from the sale of our investments in two projects in Equity Ventures – a power plant project and a power transmission project, both in Australia. Approximately $ 213 million was received through the sale of our Building Systems businesses in Sweden, Norway, Denmark, Finland and Russia. In addition, the sale of the ABB Export Bank for about $ 50 million and the sale of our Wind Energy business, part of the New Ventures business in Non-core activities, were completed during the fourth quarter of 2003. As a result of these significant divestitures and net cash outflows of $ 24 million for certain smaller investments and disposals, net cash flow from purchases of, investments in, and divestitures of businesses was $ 488 million during 2003. The cash flows from investing activities during 2002 was largely influenced by the sale of the major part of our Structured Finance business to GE for approximately $ 2 billion. We also received cash proceeds of approximately $ 113 million from the sale of the Air Handling business and approximately $ 223 million from the sale of our Metering business during 2002. In addition, we received net cash proceeds of approximately $ 55 million from the divestments of and investments in certain smaller businesses during 2002 resulting in net cash flow from purchases of, investments in and divestitures of businesses of 2,365 million. In 2001, cash used for acquisitions of new businesses totaled $ 578 million (including $ 284 million, related to the acquisition of Entrelec). These cash outflows were only partially offset by cash proceeds from disposals of businesses for an amount of $ 283 million resulting in net cash flow from purchases of, investments in, and divestitures of businesses to $ 295 million.

Cash used for purchases of property, plant and equipment, net of disposals, was $ 392 million during 2003, an increase of $ 266 million, compared to $ 126 million during 2002. While the level of investment in property plant and equipment remained at nearly the same level in both years, proceeds of approximately $ 300 million from the sale of our real estate properties in Sweden, substantially offset the outflows of investment in property, plant and equipment during 2002. Cash used for purchases of property, plant and equipment, net of disposals during 2001 was $ 609 million reflecting lower proceeds from the disposals of fixed assets in 2001.

Cash provided by other investing activities increased to $ 658 million in 2003 from $ 412 million in 2002 and $ 314 million of cash used in 2001. The cash provided by other investing activities largely resulted from the cash inflows from financing receivables of $ 390 million through the sale and closure of many leasing assets related to the remaining parts of our Structured Finance business and net cash proceeds of $ 268 million from the sale of marketable securities that were not held for trading purposes, primarily relating to the Insurance business which we agreed to sell during the fourth quarter of 2003 and the sale of our shares in the China National Petrochemical Corporation (Sinopec Corp.) for approximately $ 82 million. The increase in cash provided by other activities in 2002 was primarily due to a reduction in investments in financing receivables.

Cash flows provided by (used in) financing activities

Our financing activities primarily include borrowings, both from the issuance of debt securities and directly from banks, treasury and capital stock transactions and payment of dividends. Net cash provided by financing activities was $ 1,591 million during 2003. As part of our strategy to lengthen our debt maturity profile, we replaced maturing short-term borrowings with long-term borrowings. See "Liquidity and capital resources" for a detailed discussion on the nature of borrowings. Cash outflows in connection with borrowings amounted to $ 1,028 million, reflecting the repayment of short-term (including current portion of long-term) borrowings as they fell due, partially offset by the cash inflows from the proceeds of the 1 billion Swiss francs convertible bonds and 650 million euro aggregate principal of bonds issued in September and November 2003, respectively.

During 2002, net cash outflows from borrowings were $ 2,815 million reflecting our strategy to reduce our overall level of borrowings, including net cash outflows of $ 1,677 million in respect of borrowings with maturities of 90 days or less (including current portion of long-term borrowings) and net cash outflows of $ 1,138 million in respect of other borrowings.

During 2001, cash provided by borrowings, net of repayments amounted to $ 2,639 million. Our level of borrowings increased significantly during the first nine months of 2001 mainly due to the financing of the repurchase of our own shares, as well as a higher level of activity in project financing. Toward year-end 2001, we decreased our borrowings significantly through a strong increase in our cash flow from operations.

The net proceeds of the rights issuance of $ 2.5 billion, completed in December 2003 and the proceeds from the sale of treasury shares during the first quarter of 2003 for $ 156 million, contributed to the overall net cash inflow of $ 2,675 million during 2003. There were no treasury and capital stock transactions or dividends paid in 2002. In 2001, there was $ 1,393 million net cash used in treasury and capital stock transactions and $ 502 million in dividend payments.

Contractual obligations

The following table summarizes certain of our contractual obligations and principal payments under our debt instruments and leases at December 31, 2003:

	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
	Payments due by period				
	($ in millions)				
Long-term debt obligations	**7,641**	1,351	1,841	1,777	2,672
Other short-term debt obligations	**246**	246	–	–	–
Operating lease obligations	**1,880**	363	533	361	623

Commercial commitments

Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FIN 45. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded. For further discussion of FIN 45, see "New accounting pronouncements" above.

FIN 45 requires that we disclose the "maximum potential exposure" of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Performance guarantees represent obligations where we guarantee the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, we will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit.

Financial guarantees represent irrevocable assurances that we will make payment to the beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

Commitments relating to disposed businesses

We retained obligations for guarantees related to the power generation business contributed to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. In May 2000, we sold our interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Our best estimate of the total maximum potential exposure of all quantifiable guarantees we issued on behalf of our former power generation business was approximately $ 1,200 million and $ 2,200 million at December 31, 2003 and 2002, respectively. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. At December 31, 2003, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded at December 31, 2003 and 2002.

In November 2002, we completed the sale of most of our Structured Finance business to General Electric Capital Corporation (GE). Pursuant to the sale and purchase agreement, we provided GE with cash collateralized letters of credit aggregating $ 202 million, of which approximately $ 128 million was outstanding at December 31, 2003 as security for certain performance-related obligations retained by us in connection with the sale. The sale and purchase agreement provides GE the option to require us to repurchase certain designated financial assets transferred to GE upon the occurrence of certain events, but in any event

no later than February 1, 2004. The fair value of GE's right to require us to repurchase certain designated assets was $ 11 million at December 31, 2003. On January 30, 2004, we repurchased the financial assets discussed above for an amount of approximately $ 28 million. Additionally, the $ 128 million in cash collateralized letters of credit at December 31, 2003 was further reduced by $ 35 million as a result of the expiration of the option on February 1, 2004. No further obligation exists for us to repurchase any assets under the sales and purchase agreement with GE.

Other commitments

At December 31, 2003 and 2002, we had $ 207 million and $ 223 million, respectively, of financial guarantees outstanding. Of that amount, $ 189 million and $ 206 million, respectively, were issued on behalf of companies in which we currently have or formerly had an equity interest. The guarantees have maturity dates ranging from one to thirteen years. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, no provision has been recorded at December 31, 2003 and 2002.

We have granted lines of credit and have committed to provide additional capital for certain equity accounted companies. At December 31, 2003 and 2002, the total unused lines of credit amounted to $ 11 million and $ 22 million, respectively, and the capital commitments amounted to $ 88 million and $ 84 million, respectively. Included in the $ 88 million and $ 84 million are capital commitments of $ 24 million and $ 20 million, respectively, related to b-business partners B.V.

Guarantees relating to our performance

In accordance with industry practice we also issue letters of credit, surety bonds and other performance guarantees on major projects, including long-term operation and maintenance contracts, which guarantee our own performance. Such guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. We record provisions in the Consolidated Financial Statements at the time it becomes probable that we will incur losses pursuant to a performance guarantee. We do not expect to incur significant losses under these guarantees in excess of our provisions. However, such losses, if incurred, could have a material impact on our Consolidated Financial Statements.

When we guarantee our own performance, some customers will require that the guarantee be issued by a financial institution. If we cannot obtain the guarantee from a financial institution, we could be prevented from bidding on or obtaining the contract. Financial institutions will consider our credit ratings in the guarantee approval process. Our current credit rating does not prevent us from obtaining guarantees from financial institutions, but can make the process more difficult or expensive. If we cannot obtain guarantees from financial institutions in the future, there could be a material impact on our Consolidated Financial Statements.

Pension and Other Postretirement Obligations

At December 31, 2003, our pension and other postretirement plan liabilities exceeded the plan assets by $ 1,636 million and $ 367 million, respectively. This underfunding is not a short term obligation for us. Of the $ 1,636 million pension underfunding, $ 1,449 million relates to pension plans which are not required to be funded pursuant to local government and tax requirements and contains liabilities that will not be paid until a current employee retires.

We expect to contribute $ 248 million to our pension plans and $ 27 million to our other postretirement benefit plans in 2004.

Related and Certain Other Parties

In the normal course of our industrial activities, we sell products and derive certain other revenues from companies in which we hold an equity interest. The revenues derived from these transactions are not material for us. In addition, in the normal course of our industrial activities, we purchase products from companies in which we hold an equity interest. The amounts involved in these transactions are not material for us. Also, in the normal course of our industrial activities, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis.

We have participations in joint ventures and affiliated companies, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investment, we may provide products to the project, may act as contractor of the project and may operate the finished product. We may also grant lines of credit to these entities and guarantee their obligations, as discussed above under "Commercial commitments". The entity created would generally receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output.

Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheet. The carrying value for the equity accounted companies at December 31, 2003 and 2002 was $ 562 million and $ 730 million, respectively.

Our Consolidated Financial Statements include the following aggregate amounts related to transactions with related and certain other parties:

($ in millions)	2003	2002
Revenues	123	93
Receivables	98	75
Other current assets	17	27
Financing receivables (non-current)	22	76
Payables	6	30
Short-term borrowings	32	39
Long-term borrowings	48	1
Other current liabilities	4	21

Business relationships

In December 2002, we entered into a $ 1.5 billion, 364-day revolving credit facility. Skandinaviska Enskilda Banken (SEB) was a lender under this credit facility, with an $ 89 million commitment, representing approximately 7.4 percent of the total commitment available to us. Jacob Wallenberg is the chairman of SEB and a member of our board of directors. In addition, Dresdner Bank Luxembourg S.A. was a lender under the credit facility, with a $ 57 million commitment, representing approximately 4.8 percent of the total commitment available to us. We paid back and cancelled the previous $ 1.5 billion secured bank facility. Bernd Voss is a member of the supervisory board of Dresdner Bank AG (Dresdner Bank) and one of our board members. On November 17, 2003, we entered into a new $ 1 billion unsecured credit facility. Each of SEB and Dresdner Bank has committed to $ 83.3 million out of the $ 1 billion total.

In June 2003, we entered into a 10-year global framework agreement with International Business Machines Corporation (IBM) to outsource our information systems infrastructure services to IBM. This global framework agreement forms the basis for country agreements entered into with IBM in 13 countries in Europe, North America and our headquarters representing a significant portion of our information systems infrastructure. The agreement involves the transfer to IBM of 780 of our employees, in addition to the 380 employees transferred under pilot programs prior to 2003. Total expenditure in respect of the agreement will amount to approximately $ 1.7 billion over 10 years, based on the current level of usage of the services.

While the above agreement was negotiated and transacted at arms-length between us and IBM, it should be noted that Jürgen Dormann, our Chairman and CEO, was a member of the Board of Directors of IBM until April 29, 2003, and Hans-Ulrich Märki, a director on our Board of Directors, is General Manager of IBM Europe/Middle East/Africa.

During 2003, we were party to several contracts with Companhia Vale do Rio Doce (CVRD) and its subsidiaries. The largest contracts are for (i) engineering services and supply of equipment of the palletizing plants located at the port of Tubarao complex (Brazil), with a value of approximately $ 6.3 million, and (ii) supply of equipment for the expansion of ALUNORTE (Brazil), with a value of approximately $ 6.2 million. There are also various purchase orders for spare parts and machinery in general, amounting to approximately $ 1.2 million. Roger Agnelli is president and CEO of CVRD and one of our board members.

In June 2000, we entered into a share subscription agreement to acquire a 42 percent interest in b-business partners B.V., a venture capital fund formed to invest in and develop business-to-business e-commerce companies across Europe. Pursuant to the terms of the agreement, we committed to invest a total of $ 278 million, of which $ 69 million was paid in 2000 and $ 134 million was paid during the first half of 2001. In December 2001, Investor AB, another founding shareholder of the fund, acquired 90 percent of our investment and capital commitments for approximately book value, or $ 166 million in cash. After these transactions, b-business partners B.V. repurchased 50 percent of its outstanding shares, which resulted in a return of capital to us of $ 10 million. After these transactions, we retain a 4 percent investment in b-business partners B.V. and we are committed to provide additional capital to b-business partners B.V. of approximately $ 5 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners B.V. retains a put right to compel us to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately $ 19 million (a euro denominated commitment that may fluctuate with exchange rates). At the time of these transactions, Percy Barnevik, our former chairman of the board of directors, was the chairman of Investor AB and Jacob Wallenberg, a member of our board of directors, was the vice-chairman of Investor AB.

Contingencies and retained liabilities

Environmental

All of our operations, but particularly our manufacturing operations, are subject to comprehensive environmental laws and regulations. Violations of these laws could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for our manufacturing facilities (for example, with respect to air emissions and wastewater discharges). In most countries in which we operate, environmental permits must be renewed on a regular basis and we must submit reports to environmental authorities. These permits may be revoked, renewed or modified by the issuing authorities at their discretion and in compliance with applicable laws. We have implemented formal environmental management systems at nearly all four manufacturing sites in accordance with the international environmental management standard ISO 14001, and we believe that we are in substantial compliance with environmental laws, regulations and permits in the various jurisdictions in which we operate, except for such instances of non-compliance that, in the aggregate, are not reasonably likely to be material. For detailed information please refer to our Annual Report 2003, Sustainability Review.

In a number of jurisdictions, including the United States, we may be liable for environmental contamination at our present or former facilities, or at other sites where wastes generated from our present or former facilities were disposed of. In the United States, the Environmental Protection Agency and various state agencies are responsible for regulating environmental matters. These agencies have identified certain of our current and former U.S. based companies as potentially responsible parties in respect to a number of such sites under the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and other federal and state environmental laws. As a potentially responsible party, we may be liable for a share of the costs associated with cleaning up these sites. As of December 31, 2003, there were approximately 25 sites, at which, our companies have, or may be potentially responsible for, environmental clean up costs. These 25 sites include several of our current or former facilities where we have undertaken voluntary corrective actions. The clean up of these sites involves primarily soil and groundwater contamination. We do not believe that our aggregate liability in connection with these sites will be material.

Generally, our liability with regard to any specific site will depend on the number of potentially responsible parties, their relative contributions of hazardous substances or wastes to the site and their financial viability, as well as on the nature and extent of the contamination. Nevertheless, such laws commonly impose liability that is strict, joint and several, so that any one party may be liable for the entire cost of cleaning up a contaminated site.

In addition, we retained liability for certain specific environmental remediation costs at two sites in the United States that were operated by our Nuclear technology business, which has been sold to British Nuclear Fuels PLC (BNFL) in April 2000. Pursuant to the purchase agreement with BNFL, we have retained all of the environmental liabilities associated with our subsidiary Combustion Engineering Inc.'s (Combustion Engineering) Windsor, Connecticut facility and a portion of the environmental liabilities associated with our ABB C-E Nuclear Power Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2008. At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the United States government. We believe that a significant portion of the remediation costs will be covered by the United States government under the government's Formerly Utilized Sites Remedial Action Program. As a result of the sale of the Nuclear Technology business, during 2000, we established in other liabilities a reserve of $ 300 million in connection with our estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $ 6 million, $ 12 million and $ 6 million during 2003, 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed below, we will assume any and retain all remaining environmental liabilities of Combustion Engineering in respect to the Windsor and Hematite sites.

Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment of remediation costs among, and the financial viability of, responsible parties. In particular, the exact amount of the responsibility of the United States government for the Windsor site cannot reasonably be estimated. It is possible that final resolution of environmental matters may require us to make expenditures in excess of our expectations, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of such matters could have a material effect on our Consolidated Income Statement in a particular reporting period in which the expenditure is incurred, we believe that these expenditures will not have a material adverse effect on our Consolidated Financial Statements.

Product and order related contingencies

In 1998, we entered into an engineering, procurement and project management contract with a customer for an oil and petrochemical refinery in India with a contract value of approximately $ 860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60 percent complete and has been stalled for the past few years due to complications encountered by the customer in obtaining necessary additional financing. Given the uncertainty as to whether the project will be restarted, we recorded a loss of $ 108 million in 2003 to write down its remaining net assets associated with this project. If the project is not restarted, we will be subject to certain contingent liabilities to third parties.

Asbestos Liability

Overview

When we sold our 50 percent interest in the former ABB ALSTOM POWER NV joint venture to ALSTOM in May 2000, we retained ownership of Combustion Engineering, a subsidiary that had conducted part of our former power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering is a co-defendant, together with other third parties, in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Other ABB Group entities have sometimes been named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. (Lummus) (which is part of our Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, have been less significant than the Combustion Engineering claims and have not had a material impact on our financial position, results of operations or cash flows.

From 1989 through February 17, 2003 (the date that Combustion Engineering filed for Chapter 11 as described below) approximately 438,000 asbestos-related claims have been filed against Combustion Engineering. On February 17, 2003 there were approximately 164,000 asbestos related personal injury claims pending against Combustion Engineering. There were approximately 138,000 such claims pending against Combustion Engineering on December 31, 2002 and approximately 94,000 such claims were pending on December 31, 2001. Of the approximately 164,000 claims that were pending on February 17, 2003, approximately 111,000 are claims that we have treated as settled (including those settled under the Master Settlement Agreement described below) but under which there are continuing payments. Approximately 29,000 new claims were made in the period from January 1, 2003 to February 17, 2003; 79,000 in 2002 and 55,000 in 2001. Approximately 30,000 claims were resolved in the period from January 1, 2003 to February 17, 2003 (all but 111 of which were resolved under the Master settlement Agreement); approximately 34,500 claims were resolved in 2002 and approximately 27,000 claims were resolved in 2001 At December 31, 2003, there were approximately 14,800 claims pending against Basic and Lummus. Additionally, at December 31, 2003, there were 287 cases described below (involving approximately 8,700 claims) against ABB entities other than Combustion Engineering, Lummus and Basic.

At December 31, 2003 and 2002, provisions of $ 813 million and $ 1,091 million, respectively, were recorded on a consolidated basis in respect of the asbestos claims and related defense costs. These provisions were based on our obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumed the confirmation and effectiveness of the pre-packaged plan. These provisions do not reflect probable insurance recoveries on those claims. We recorded receivables of approximately $ 232 million and $ 241 million at December 31, 2003 and 2002, respectively, for probable insurance recoveries, which were established with respect to asbestos claims. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $ 391 million (including $ 369 million contributed to the CE Settlement Trust, described below), $ 236 million (including $ 30 million contributed into the CE Settlement Trust), and

$ 136 million in 2003, 2002 and 2001, respectively. Administration and defense costs were $ 36 million, $ 32 million and $ 13 million in 2003, 2002 and 2001, respectively.

Cash payments to resolve claims against entities other than Combustion Engineering, Lummus and Basic have been immaterial to date, totalling less than $ 0.3 million in the aggregate. We have not maintained a reserve for the claims pending against such entities. Of the claims outstanding at December 31, 2003, approximately 2,250 claims were brought in Mississippi in 2002 in a single case that names hundreds of co-defendants and makes no specific allegations of any relationship between any ABB entity and the plaintiffs. Approximately 3,900 claims have been brought in Ohio by claimants represented by a single law firm in cases that typically name 50 to 60 co-defendants and do not allege any specific linkage between the plaintiffs and any ABB entity. The remaining claims are pending in various jurisdictions. We generally seek dismissals from claims where there is no apparent linkage between the plaintiffs and any ABB entity. As these claims are unrelated to Combustion Engineering, Lummus or Basic, they will not be resolved pursuant to the pre-packaged bankruptcy plan of Combustion Engineering described below. Our experience resolving these claims to date indicates that they have not had a material impact on our consolidated financial position, results of operations or cash flows.

Negotiations with Representatives of Asbestos Claimants and Pre-Packaged Chapter 11 Filing

In October 2002, we and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($ 812 million at September 30, 2002 and $ 828 million at December 31, 2002) if its historical settlement patterns continued into the future. At that time, we and Combustion Engineering were actively considering various options for resolving Combustion Engineering's asbestos liabilities, including the possible reorganization of Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code. In that context, we believed that estimating Combustion Engineering's asbestos liabilities based on historical settlement patterns was no longer appropriate. Subsequently, we and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. We and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

Beginning in October 2002, we and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the amount of and provides for the partial payment on approximately 110,000 open asbestos-related personal injury claims that had been lodged against Combustion Engineering.

Pursuant to the Master Settlement Agreement, the CE Settlement Trust was funded by:

- cash contributions from Combustion Engineering in the amount of $ 5 million;
- cash contributions from ABB Inc., a subsidiary of ABB Ltd, in the amount of $ 30 million by December 31, 2003;
- a promissory note from Combustion Engineering in the principal amount of approximately $ 101 million (guaranteed by Asea Brown Boveri Inc., a subsidiary of ABB Ltd); and an assignment by Combustion Engineering of the $ 311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

Pre-Packaged Plan of Reorganization
On January 17, 2003, we announced that we and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The agreement was reached with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had filed claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

The Plan provides for the creation of the Asbestos PI Trust, an independent trust which is separate and distinct from the CE Settlement Trust and addresses Asbestos PI Trust Claims, which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the Plan ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic) would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). A preliminary injunction is currently in force. The Asbestos PI Trust would be funded with cash and other assets, including approximately 30 million common shares of ABB Ltd. The total package is valued at approximately $ 800 million.

The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will also be entitled to distributions from the Asbestos PI Trust.

On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

- a $ 20 million 5 percent term note with a maximum term of ten years from the effective date of the Plan, issued by Combusting Engineering and secured by its Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);
- excess cash held by Combustion Engineering on the effective date of the Plan;
- a promissory note issued by ABB Inc. and ABB Ltd and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $ 350 million payable in installments commencing in 2004, with $ 50 million to be paid during 2004, $ 100 million to be paid during 2005 and $ 100 million to be paid during 2006, and further providing for payments amounting to $ 50 million to be paid no later than 2010 ($ 25 million of which may be payable as early as 2006) and contingent payments of an additional aggregate amount of $ 50 million (in equal $ 25 million installments) in 2008 and 2009 if ABB Ltd meets certain financial performance standards (an EBIT margin of 12 percent in 2007 and 2008);
- a non-interest bearing promissory note on behalf of Lummus in the amount of $ 28 million payable in relatively equal annual installments over 12 years;
- a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $ 10 million payable in relatively equal annual installments over 12 years;
- 30,298,913 shares of ABB Ltd (the "CE Settlement Shares"), which had a fair value at December 31, 2003 of $ 154 million and $ 86 million at December 31, 2002. Our obligation to deliver these CE Settlement Shares will continue to be marked to market, with changes in the fair value of the CE Settlement Shares reflected in earnings until such CE Settlement Shares are contributed to the Asbestos PI Trust;

- we will execute and deliver a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering's Windsor, Connecticut site for the benefit of Combustion Engineering;
- Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust any proceeds under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are approximately $ 200 million for Combustion Engineering, approximately $ 43 million for Lummus and approximately $ 28 million for Basic, although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($ 86 million at December 31, 2003); and
- if Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $ 5 million to the CE Settlement Trust and $ 5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $ 5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds from the sale of Lummus.

Next Steps in the Chapter 11 Process

The Plan, including the channelling injunction, will become effective when the U.S. Bankruptcy Court recommends the issuance of a confirmation order (which occurred on July 10, 2003), the confirmation order is entered by the U.S. District Court (which occurred on August 8, 2003) and has become a final order that is not subject to appeal, and certain other conditions to the effectiveness of the Plan have been satisfied.

The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and approximately 97 percent of qualified ballots voted to approve the Plan. A confirmation hearing and related hearings commenced on April 7, 2003 and continued from time to time through early June 2003. On June 23, 2003, the U.S. Bankruptcy Court issued its Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days (the "Ruling") and related findings of fact. The Ruling approved the disclosure statement that was the document used as the basis for soliciting approval of the Plan from asbestos claimants and verified the voting results that approved the Plan. Although the Ruling did not confirm the Plan, it indicated that the U.S. Bankruptcy Court would recommend that the Plan be confirmed if we and Combustion Engineering could establish to the court's satisfaction certain specified information. We then submitted the additional information for the court's consideration.

On July 10, 2003, the U.S. Bankruptcy Court issued a Supplemental and Amendatory Order Making Additional Findings and Recommending Confirmation of Plan of Reorganization (the "Supplemental Ruling"). The Supplemental Ruling recommended to the U.S. District Court, among other things, that the Plan be confirmed.

Following the issuance of the Supplemental Ruling, interested parties had a period during which they could appeal the Ruling and the Supplemental Ruling. This appeal period expired on July 24, 2003. A number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Basic and Lummus, filed appeals based on various objections to the Plan, including the following:

- arguments that Combustion Engineering is not permitted to obtain a channelling injunction that protects Combustion Engineering's affiliates with respect to claims against Combustion Engineering;
- arguments that asbestos claims against Lummus and Basic cannot be made subject to a channelling injunction;
- arguments that the disclosure provided in connection with the solicitation of acceptances of the Plan did not satisfy the required standards;
- arguments that claimants covered by the Plan would fare better outside the Plan;
- arguments that the Plan and the Bankruptcy Court's rulings improperly affect the rights and obligations of insurance carriers who have continuing obligations to provide insurance coverage with respect to Combustion Engineering's asbestos liabilities;
- arguments that the Plan and the Bankruptcy Court's rulings fail to address properly the indemnification rights of certain insurers; and
- arguments that the Bankruptcy Court was in error in not permitting the release of the trust created under the Master Settlement Agreement and certain other entities, under the Plan.

The U.S. District Court held a hearing on July 31, 2003, with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. Although the Circuit Court has set, and then moved, the date for the hearing for December 16, 2003, January 12, 2004 and February 4, 2004, there is not now a scheduled hearing date. Rather the Circuit Court has ordered that oral argument is postponed pending resolution of certain recusal motions against the U.S. District Court Judge in an unrelated case. We cannot be certain of when a hearing will be scheduled or the duration or outcome of the appeal process. Regardless of whether or not the Plan becomes effective, the Master Settlement Agreement remains effective.

Effect of the Plan on our Financial Position

We recorded expenses related to asbestos of $ 145 million, $ 420 million and $ 470 million in loss from discontinued operations, net of tax, for 2003, 2002 and 2001, respectively. Loss from discontinued operations, net of tax for 2003 includes a charge of $ 68 million, net of tax, resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a provision of $ 41 million, representing the present value of the first two $ 25 million payments previously considered contingent, as well as $ 36 million of other costs. The 2002 amount reflected our estimate of incremental total costs to be incurred based upon the terms of the Plan. In 2001, loss from discontinued operations, net of tax, reflected a charge to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled.

Based upon expected implementation of the Plan, we have recorded provisions of $ 813 million at December 31, 2003, in accrued liabilities and other. If the Plan becomes effective, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the timing of the future cash payments to the Asbestos PI Trust. Future earnings will be affected by mark-to-market adjustments relating to the CE Settlement Shares through the effective date of the Plan, as well as contingent payments when they become probable of payment. In the event the Plan does not become effective, the ultimate cost for the resolution of asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic may be significantly higher and could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Consolidated Financial Statements

Consolidated Income Statements

Year ended December 31 (in millions, except per share data)	2003	2002	2001
Revenues	**$ 18,795**	**$ 17,466**	**$ 18,334**
Cost of sales	(14,080)	(13,067)	(13,539)
Gross profit	**4,715**	**4,399**	**4,795**
Selling, general and administrative expenses	(3,830)	(3,954)	(3,929)
Amortization expense	(40)	(41)	(188)
Other income (expense), net	(189)	(58)	(161)
Earnings before interest and taxes	**656**	**346**	**517**
Interest and dividend income	144	189	348
Interest and other finance expense	(554)	(315)	(571)
Income from continuing operations before taxes and minority interest	**246**	**220**	**294**
Provision for taxes	(78)	(74)	(87)
Minority interest	(82)	(71)	(36)
Income from continuing operations	**86**	**75**	**171**
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	–	(63)
Net loss	**$ (767)**	**$ (783)**	**$ (729)**
Basic earnings (loss) per share:			
Income from continuing operations	$ 0.07	$ 0.07	$ 0.15
Net loss	$ (0.63)	$ (0.70)	$ (0.64)
Diluted earnings (loss) per share:			
Income from continuing operations	$ 0.07	$ (0.10)	$ 0.15
Net loss	$ (0.63)	$ (0.83)	$ (0.64)

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

December 31 (in millions, except share data)	2003	2002
Cash and equivalents	$ 4,669	$ 2,336
Marketable securities	473	589
Receivables, net	5,337	5,134
Inventories, net	2,605	2,261
Prepaid expenses and other	2,002	2,628
Assets held for sale and in discontinued operations	6,427	7,499
Total current assets	**21,513**	**20,447**
Financing receivables, non-current	1,330	1,605
Property, plant and equipment, net	2,840	2,701
Goodwill	2,331	2,221
Other intangible assets, net	549	587
Prepaid pension and other employee benefits	524	537
Investments and other	1,326	1,435
Total assets	**$ 30,413**	**$ 29,533**
Accounts payable, trade	$ 2,981	$ 2,729
Accounts payable, other	1,394	1,390
Short-term borrowings and current maturities of long-term borrowings	1,597	2,570
Accrued liabilities and other	5,140	6,135
Liabilities held for sale and in discontinued operations	5,100	5,966
Total current liabilities	**16,212**	**18,790**
Long-term borrowings	6,290	5,358
Pension and other employee benefits	1,794	1,619
Deferred taxes	969	911
Other liabilities	1,837	1,584
Total liabilities	**27,102**	**28,262**
Minority interest	285	258
Stockholders' equity:		
Capital stock and additional paid-in capital	3,067	2,027
Retained earnings	1,847	2,614
Accumulated other comprehensive loss	(1,750)	(1,878)
Less: Treasury stock, at cost (11,611,529 and 86,830,312 shares at December 31, 2003 and 2002, respectively)	(138)	(1,750)
Total stockholders' equity	**3,026**	**1,013**
Total liabilities and stockholders' equity	**$ 30,413**	**$ 29,533**

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)	2003	2002	2001
Operating activities			
Net loss	$ (767)	$ (783)	$ (729)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	585	611	787
Provisions	(726)	(131)	1,146
Pension and post-retirement benefits	21	37	1
Deferred taxes	50	(140)	(89)
Net gain from sale of property, plant and equipment	(26)	(23)	(23)
Loss on sale of discontinued operations	38	194	–
Other	411	(164)	135
Changes in operating assets and liabilities:			
Marketable securities (trading)	13	498	72
Trade receivables	78	627	65
Inventories	241	367	(106)
Trade payables	(370)	79	736
Other assets and liabilities, net	291	(1,153)	(12)
Net cash provided by (used in) operating activities	**(161)**	**19**	**1,983**
Investing activities			
Changes in financing receivables	390	264	(907)
Purchases of marketable securities (other than trading)	(2,781)	(4,377)	(3,280)
Purchases of property, plant and equipment	(547)	(602)	(761)
Acquisitions of businesses (net of cash acquired)	(55)	(144)	(578)
Proceeds from sales of marketable securities (other than trading)	3,049	4,525	3,873
Proceeds from sales of property, plant and equipment	155	476	152
Proceeds from sales of businesses (net of cash disposed)	543	2,509	283
Net cash provided by (used in) investing activities	**754**	**2,651**	**(1,218)**
Financing activities			
Net changes in borrowings with maturities of 90 days or less	(99)	(1,677)	(69)
Increases in other borrowings	1,964	9,050	9,357
Repayment of other borrowings	(2,893)	(10,188)	(6,649)
Treasury and capital stock transactions	2,675	–	(1,393)
Dividends paid	–	–	(502)
Other	(56)	3	(67)
Net cash provided by (used in) financing activities	**1,591**	**(2,812)**	**677**
Effects of exchange rate changes on cash and equivalents	150	141	(72)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(1)	26	(244)
Net change in cash and equivalents – continuing operations	**2,333**	**25**	**1,126**
Cash and equivalents beginning of year	2,336	2,311	1,185
Cash and equivalents end of year	**$ 4,669**	**$ 2,336**	**$ 2,311**
Interest paid	$ 438	$ 482	$ 702
Taxes paid	$ 238	$ 298	$ 273

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2003, 2002 and 2001

(in millions)	Capital stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss: Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
Balance at January 1, 2001	**$ 2,082**	**$ 4,628**	**$ (1,157)**	**$ 87**	**$ (52)**	**$ –**	**$ (1,122)**	**$ (417)**	**$ 5,171**
Comprehensive loss:									
Net loss		(729)							**(729)**
Foreign currency translation adjustments			(366)				(366)		**(366)**
Effect of change in fair value of available-for-sale securities, net of tax of $16				(128)			(128)		**(128)**
Minimum pension liability adjustments, net of tax of $1					3		3		**3**
Cumulative effect of change in accounting principles (SFAS 133), net of tax of $17						(41)	(41)		**(41)**
Change in derivatives qualifying as cash flow hedges, net of tax of $18						(46)	(46)		**(46)**
Total comprehensive loss									**(1,307)**
Dividends paid		(502)							**(502)**
Purchase of treasury stock								(1,615)	**(1,615)**
Sale of treasury stock	(101)							282	**181**
Call options	47								**47**
Balance at December 31, 2001	**2,028**	**3,397**	**(1,523)**	**(41)**	**(49)**	**(87)**	**(1,700)**	**(1,750)**	**1,975**
Comprehensive loss:									
Net loss		(783)							**(783)**
Foreign currency translation adjustments			(295)				(295)		**(295)**
Accumulated foreign currency translation adjustments allocated to divestments of businesses			90				90		**90**
Effect of change in fair value of available-for-sale securities, net of tax of $1				3			3		**3**
Minimum pension liability adjustments, net of tax of $30					(107)		(107)		**(107)**
Change in derivatives qualifying as cash flow hedges, net of tax of $52						131	131		**131**
Total comprehensive loss									**(961)**
Other	(1)								**(1)**
Balance at December 31, 2002	**2,027**	**2,614**	**(1,728)**	**(38)**	**(156)**	**44**	**(1,878)**	**(1,750)**	**1,013**
Comprehensive loss:									
Net loss		**(767)**							**(767)**
Foreign currency translation adjustments			**40**				**40**		**40**
Accumulated foreign currency translation adjustments allocated to divestments of businesses			**(37)**				**(37)**		**(37)**
Effect of change in fair value of available-for-sale securities, net of tax of $18				**65**			**65**		**65**
Minimum pension liability adjustments, net of tax of $5					**19**		**19**		**19**
Change in derivatives qualifying as cash flow hedges, net of tax of $13						**41**	**41**		**41**
Total comprehensive loss									**(639)**
Sale of treasury stock	**(1,456)**							**1,612**	**156**
Capital stock issued in connection with rights offering, net	**2,487**								**2,487**
Call options	**9**								**9**
Balance at December 31, 2003	**$ 3,067**	**$ 1,847**	**$ (1,725)**	**$ 27**	**$ (137)**	**$ 85**	**$ (1,750)**	**$ (138)**	**$ 3,026**

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd Notes to the Consolidated Financial Statements

(U.S. dollar amounts in millions, except per share amounts)

Note 1 The company

ABB Ltd is a leading global company in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB Ltd works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency and productivity for customers that source, transform, transmit and distribute energy.

Note 2 *Significant accounting policies*

The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation

The Consolidated Financial Statements are prepared on the basis of generally accepted accounting principles (GAAP) in the United States (U.S.) and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF).

The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

Scope of consolidation

The Consolidated Financial Statements include 100 percent of the assets, liabilities, revenues, expenses, income, loss and cash flows of ABB Ltd and companies in which ABB Ltd has a controlling interest (subsidiaries), as if ABB Ltd and its subsidiaries (collectively, the "Company") were a single company. Significant intercompany accounts and transactions have been eliminated. Minority interest is calculated for entities fully consolidated but not wholly owned. The components of net income and equity attributable to the minority shareholders are presented in the minority interest line items included in the Consolidated Income Statement and Consolidated Balance Sheet.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51*. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. Accordingly, pursuant to FIN 46, VIEs entered into after January 31, 2003, are consolidated when the Company is considered the primary beneficiary. Also, after January 31, 2003, previously consolidated VIEs would be deconsolidated when a triggering event, as defined by FIN 46, indicates the Company is no longer the primary beneficiary. For those VIEs where the Company is not the primary beneficiary, existing consolidation policies in accordance with U.S. GAAP are applied.

Investments in joint ventures and affiliated companies in which the Company has significant influence, but not a controlling interest, are accounted for using the equity method. This is generally presumed to exist when the Company owns between 20 percent and 50 percent of the investee. In certain circumstances, the Company's ownership of an investee exceeds 50 percent but it accounts for the investment using the equity method because it does not have a controlling interest due to certain rights of minority shareholders which allow them to participate in significant operating and financial decisions of the investee.

Under the equity method, the Company's investment in and amounts due to and from an equity investee are included in the Consolidated Balance Sheet; the Company's share of an investee's earnings is included in the Consolidated Income Statement; and the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows. Additionally, the carrying values of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

Investments in non-public companies in which the Company does not have a controlling interest or significant influence are accounted for at cost. This is generally presumed to exist when the Company owns less than 20 percent of the investee. Dividends and other distributions of earnings from these investments are included in income when received. The carrying value of investments accounted for using the cost method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Reclassifications

Amounts reported for prior years in these Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation, primarily as a result of the treatment of certain businesses as assets and liabilities held for sale and in discontinued operations.

Concentrations of credit risk

The Company sells a broad range of products, systems and services to a wide range of industrial and commercial customers throughout the world. Concentrations of credit risk with respect to trade receivables are limited, due to the Company's customer base being comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed and, generally, no collateral is required.

Subsequent to the sale of a significant portion of the Company's Structured Finance business during 2002, the Financial Services activities of the Company were substantially reduced. As a consequence of this divestment, the credit risk of the Company's remaining Financial Services activities is primarily concentrated in the remaining lease and loan portfolio. Policies and procedures to control the remaining credit risks include measurements to develop and ensure the maintenance of a diversified portfolio through the active monitoring of counterparty, country and industry exposure.

The Company maintains reserves for potential credit losses and such losses, in the aggregate, are in line with management's expectations.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

It is Company policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in deposits or liquid securities. The Company has not incurred significant credit losses related to such investments.

The Company's exposure to credit risk on derivative financial instruments is the risk that a counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and review of credit limits for individual counterparties. In addition, close-out netting agreements have been entered into with most counterparties. Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less. Not included in cash and equivalents is restricted cash of $ 394 million and $ 377 million at December 31, 2003 and 2002, respectively.

Marketable securities

Debt and equity securities are classified as either trading or available-for-sale at the time of purchase and are carried at fair value. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and unrealized gains and losses thereon are included in the determination of earnings. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax (accumulated other comprehensive loss) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the specific identification method. Declines in fair values of available-for-sale investments that are other-than-temporary are included in the determination of earnings.

The Company analyzes its available-for-sale securities for impairment when the fair values of individual securities have been below their cost basis for a period exceeding nine consecutive months or when other events indicate the need for assessment. The Company records an impairment charge through current period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

Revenue recognition

The Company recognizes revenues from the sale of manufactured products when persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility is reasonably assured and upon transfer of title including the risks and rewards of ownership to the customer. If contracts for sale of manufactured products require installation, which can only be performed by the Company, revenues are deferred until installation of the products is complete. In accordance with Emerging Issues Task Force No. 00-21, *Revenue Arrangements with Multiple Deliverables,* when multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. Revenues from short-term contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost or delivery events methods to measure progress towards completion on contracts. Management determines the method to be used by type of contract based on its judgment as to which method best measures actual progress towards completion.

Anticipated costs for warranties are accrued when revenues are recognized. Losses on contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

Revenues under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Receivables

The Company accounts for the securitization of trade receivables in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered, as evaluated in accordance with the criteria provided in SFAS 140.

The Company accounts for the transfer of its receivables to Qualifying Special Purpose Entities (QSPEs) as a sale of those receivables to the extent that consideration other than beneficial interests in the transferred accounts receivable is received. The Company does not recognize the transfer as a sale unless the receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. In addition, the QSPEs must obtain the right to pledge or exchange the transferred receivables, and the Company cannot retain the ability or obligation to repurchase or redeem the transferred receivables.

At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. The retained interest is recorded at its estimated fair value. Costs associated with the sale of receivables are included in the determination of earnings.

The Company, in its normal course of business, sells receivables outside its securitization programs without recourse (see Note 7). Sales or transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

Inventories

Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted average cost method) or market. Inventoried costs relating to percentage-of-completion contracts are stated at actual production costs, including overhead incurred to date, reduced by amounts recognized in cost of sales.

Impairment of long-lived assets and accounting for discontinued operations

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets,* which superseded Statement of Financial Accounting Standards No. 121 (SFAS 121), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* yet retained the fundamental provisions of SFAS 121 related to the recognition and measurement of the impairment of long-lived assets (i.e., property, plant, and equipment and identifiable intangibles) to be "held and used". A long-lived asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of SFAS 144.

In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company's ongoing operations; and (3) the Company will not have any significant continuing involvement in the component, then the component's results of operations are presented as discontinued operations for all periods. Operating losses from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less cost to sell.

In connection with the adoption of SFAS 144, the Company elected to cease presenting cash flows from discontinued operations as a single line and instead presents the relevant amounts within cash flows from operating, investing and financing activities.

Prior to adoption of SFAS 144, the Company accounted for discontinued operations in accordance with APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* in which only the results of operations of a segment or major line of business that had been sold, abandoned, otherwise disposed of, or was the subject of a formal plan for disposal, could be classified as discontinued operations.

In addition to the interest expense contained within businesses classified as discontinued operations, a portion of the Company's interest expense is reclassified from interest and other finance expense to loss from discontinued operations, net of tax, in accordance with Emerging Issues Task Force No. 87-24 (EITF 87-24), *Allocation of Interest to Discontinued Operations.* Such amounts were $ 42 million, $ 50 million and $ 66 million in 2003, 2002 and 2001, respectively. These amounts were calculated based upon the ratio of net assets of the discontinued business less debt that is required to be paid as a result of the disposal, divided by the sum of total net assets and total debt (other than the portion of debt directly attributable to other operations of the Company, debt of the discontinued operation that will be assumed by the buyer and debt that is required to be paid as a result of the disposal transaction). This ratio was multiplied by the portion of total interest expense not directly attributable to other operations of the Company to arrive at allocable interest attributable to businesses reflected as discontinued operations.

Goodwill and other intangible assets

The excess of cost over the fair value of net assets of acquired businesses is recorded as goodwill. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets.* Under SFAS 142, goodwill from acquisitions completed after June 30, 2001, has not been amortized. Beginning from January 1, 2002, goodwill has not been amortized. For years prior to January 1, 2002, the goodwill had been amortized on a straight-line basis over periods ranging from 3 to 20 years. In accordance with SFAS 142, goodwill is tested for impairment annually, and also upon the occurrence of a triggering event requiring the re-assessment of a business' carrying value of its goodwill. The Company's annual assessment is performed effective October 1 each year. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

The cost of acquired intangible assets is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment upon the occurrence of certain triggering events.

Capitalized software costs

Capitalized costs of software for internal use are accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,* and are carried at the lower of unamortized cost or net realizable value until the product is available for general release to customers, at which time capitalization ceases and costs are amortized on a straight-line basis over the estimated life of the product. The Company expenses costs incurred prior to technological feasibility, and thereafter capitalizes costs incurred in developing or obtaining software for internal use and for software products to be sold.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation, and is depreciated using the straight-line method over the estimated useful lives of the assets as follows: 10 to 50 years for buildings and leasehold improvements and 3 to 15 years for machinery and equipment.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued
Derivative financial instruments
The Company uses derivative financial instruments to manage interest rate and currency exposures, and to a lesser extent commodity exposures, arising from its global operating, financing and investing activities. The Company's policies require that the industrial entities hedge exposure from firm commitments denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products over the next twelve months. In addition, derivative financial instruments were also used for proprietary trading purposes within the Company's former Financial Services division and within limits determined by the Company's Board of Directors until June 2002, when the Company ceased entering into new positions.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as subsequently amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the Consolidated Balance Sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company accounted for the adoption of SFAS 133 as a change in accounting principle. Based on the Company's outstanding derivatives at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss in the Consolidated Income Statement of approximately $ 63 million, net of tax (basic and diluted loss per share of $ 0.06), and a reduction to equity of $ 41 million, in accumulated other comprehensive loss.

Forward foreign exchange contracts are the primary instrument used to manage foreign exchange risk. Where forward foreign exchange contracts are designated as cash flow hedges under SFAS 133, changes in their fair value are recorded in accumulated other comprehensive loss until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities. These are not designated as accounting hedges under SFAS 133 and, consequently, changes in their fair value are reported in earnings where they offset the translation gain or loss on the foreign currency denominated asset or liability.

To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, the changes in fair value of the swaps are recognized in earnings, as are the changes in the fair value of the underlying assets or liabilities. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings. Where interest rate swaps are designated as cash flow hedges, their change in value is recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings.

All other swaps, futures, options and forwards that are designated as effective hedges of specific assets, liabilities or committed or forecasted transactions are recognized in earnings consistent with the effects of the hedged transactions.

If an underlying hedged transaction is terminated early, the hedging derivative financial instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions become probable of not occurring, hedge accounting ceases and any derivative gain or loss previously included in accumulated other comprehensive loss is reclassified into earnings.

Certain commercial contracts may grant rights to the Company or other counterparties, or contain other provisions considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics accounted for as separate derivative instruments pursuant to SFAS 133.

Sale-leasebacks
The Company periodically enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the Company. Under certain circumstances, the necessary criteria to recognize a sale of the assets may not occur, and the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or as a deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized. The lease of the assets is accounted for as either an operating lease or a capital lease depending upon its specific terms, as required by Statement of Financial Accounting Standards No. 13, *Accounting for Leases.* By their nature, sale-leaseback transactions are generally highly structured and complex transactions, which therefore require detailed analyses to be made by the Company in determining the appropriate accounting treatment.

Insurance
The following accounting policies apply specifically to the Insurance business. In December 2003, the Company has contracted to sell this business and consequently has reflected the results of operations in loss from discontinued operations, net of tax, and the assets and liabilities in assets and liabilities held for sale and in discontinued operations.

Premiums and acquisition costs
Premiums are generally earned pro rata over the period coverage is provided. Premiums earned include estimates of certain premiums due, including adjustments on retrospectively rated contracts. Premium receivables include premiums relating to retrospectively rated contracts that represent the estimate of the difference between provisional premiums received and the ultimate premiums due. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies. Acquisition costs are costs related to the acquisition of new business and renewals. These costs are deferred and charged against earnings ratably over the terms of the related policy.

Note 2 Significant accounting policies, continued

Profit commission

Certain contracts carry terms and conditions that result in the payment of profit commissions. Estimates of profit commissions are reviewed based on underwriting experience to date and, as adjustments become necessary, such adjustments are reflected in discontinued operations.

Loss and loss adjustment expenses

Loss and loss adjustment expenses are charged to operations as incurred. The liabilities for unpaid loss and loss adjustment expenses are determined on the basis of reports from ceding companies and underwriting associations, as well as estimates by management and in-house actuaries, including those for incurred but not reported losses, salvage and subrogation recoveries. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. The Company estimates expected trends using actuarial methods widely used in the insurance industry, such as the Bornhuetter-Ferguson method, utilizing the Company's historically paid and incurred losses. Accordingly, ultimate losses could vary from the amounts provided for in these Consolidated Financial Statements.

Fees

Contracts that neither result in the transfer of insurance risk nor the reasonable possibility of significant loss to the reinsurer are accounted for as financing arrangements rather than reinsurance. Consideration received for such contracts is reflected as accounts payable, other, and is amortized on a pro rata basis over the life of the contract.

Funds withheld

Under the terms of certain reinsurance agreements, the ceding reinsurer retains a portion of the premium to provide security for expected loss payments. The funds withheld are generally invested by the ceding reinsurer and earn an investment return that becomes additional funds withheld.

Reinsurance

The Company seeks to reduce the loss that may arise from catastrophes and other events that may cause unfavorable underwriting results by reinsuring certain levels of risks with other insurance enterprises or reinsurers. Reinsurance contracts are accounted for by reducing premiums earned by amounts paid to the reinsurers. Recoverable amounts are established for paid and unpaid losses and loss adjustment expense ceded to the reinsurer. Amounts recoverable from the reinsurer are estimated in a manner consistent with the claim liability associated with the reinsurance policy. Contracts where it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet the conditions for reinsurance accounting and are recorded as deposits. The Company assesses probability of risks transferred in significant loss realization based on the terms in the reinsurance contract that impact the timing and amount of reimbursement under the contract and the present value of all cash flows without regard to how cash flows are characterized, in accordance with Statement of Financial Accounting Standards No.113, *Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts.*

Translation of foreign currencies and foreign exchange transactions

The functional currency for most of the Company's operations is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average rates of exchange prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in accumulated other comprehensive loss until the entity is sold, substantially liquidated or being evaluated for impairment in anticipation of disposal.

Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intra-Company loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in accumulated other comprehensive loss.

In highly inflationary countries, monetary balance sheet positions in local currencies are converted into U.S. dollars at the year-end rate. Fixed assets are kept at historical U.S. dollar values from acquisition dates. Sales and expenses are converted at the exchange rates prevailing upon the date of the transaction. All translation gains and losses from restatement of balance sheet positions are included in the determination of earnings.

Taxes

The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reduced by a valuation allowance to reflect the amount that is more likely than not to be realized.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

Research and development

Research and development expense was $ 613 million, $ 547 million and $ 590 million in 2003, 2002 and 2001, respectively. These costs are included in selling, general and administrative expenses.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive (see Notes 22 and 24).

Stock-based compensation

The Company has a management incentive plan under which it offers stock warrants to key employees for no consideration. The plan is described more fully in Note 22. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock Based Compensation.* All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share (see Note 24) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model (see Note 22).

Year ended December 31,	2003	2002	2001
Net loss, as reported	$ (767)	$ (783)	$ (729)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11)	(22)	(22)
Pro forma net loss	**$ (778)**	**$ (805)**	**$ (751)**
Earnings per share:			
Basic – as reported	$ (0.63)	$ (0.70)	$ (0.64)
Basic – pro forma	$ (0.64)	$ (0.72)	$ (0.66)
Diluted – as reported	$ (0.63)	$ (0.83)	$ (0.64)
Diluted – pro forma	$ (0.64)	$ (0.85)	$ (0.66)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations,* and SFAS142 which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment identified. The Company determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense in continuing operations of $ 148 million in 2001, and goodwill amortization expense in discontinued operations of $ 43 million in 2001. Accordingly, income from continuing operations in 2001 would have been $ 319 million ($ 0.28 per share), loss from discontinued operations in 2001 would have been $ 794 million ($ 0.70 per share) and net loss in 2001 would have been $ 538 million ($ 0.48 per share) if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), *Accounting for Asset Retirement Obligations,* which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on the Company's results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS 144. This Statement supersedes SFAS 121, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2003 and 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $ 12 million recorded as extraordinary items in 2001, are no longer reflected as extraordinary items.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), *Accounting for Costs Associated with Exit or Disposal Activities,* which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard became effective January 1, 2003 and was applied to restructuring activities initiated after that date. Prior to January 1, 2003, the Company accounted for restructuring activities in accordance with Emerging Issues Task Force No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* The adoption of SFAS 146 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The Company adopted the disclosure requirements of FIN 45 on December 31, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company adopted the recognition and measurement requirements of FIN 45 on January 1, 2003. The adoption of the recognition and measurement requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), *Accounting for Revenue Arrangements with Multiple Deliverables,* which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangements, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure. An Amendment of FASB Statement No. 123.* The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees,* as permitted by SFAS 148. The Company has adopted the disclosure requirements of SFAS 148 effective December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.* FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to VIEs in which the Company has an interest. See Note 8 for information relating to the impact of adopting FIN 46. FIN 46 was revised in December 2003. The Company will adopt the December revision (FIN 46R) by March 2004. The Company continues to evaluate the effects of the adoption of FIN 46R and does not expect such effects to be material to the Company's financial position or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within the scope of the statement as a liability. SFAS 150 applies to all financial instruments entered into after May 31, 2003, and otherwise became effective for the Company after June 15, 2003. In November 2003, SFAS 150 was amended to indefinitely defer the measurement and recognition guidance for non-controlling interests that are classified as equity in a subsidiary of the Company, but that would be classified as a liability in the parent's financial statements under SFAS 150. However, SFAS 150, as amended, provides guidance on classification and disclosure of mandatorily redeemable non-controlling interests. The Company has adopted the measurement, classification and disclosure criteria of SFAS 150, as amended. The adoption of SFAS 150 did not have a material impact on the Company's financial position, or results of operations.

In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), *Determining the Classification and Benefit Attribution Method for a "Cash Balance" Plan.* EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. The Company adopted EITF 03-4 in May 2003. As a result, the Company accounts for certain of its pension plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 reduced the unfunded amounts of the Company's Swiss pension plans by approximately $ 406 million but did not have a material impact on the Company's financial position at December 31, 2003, or on its results of operations for the year then ended.

Note 3 Discontinued operations

In November 2002, the Company completed the sale of most of its Structured Finance business to General Electric Capital Corporation (GE) and received cash proceeds of approximately $ 2.0 billion, including a contingent payment of $ 20 million to be released to the Company should amounts ultimately collected by GE, from a portfolio transferred by the Company to GE, reach specified targets. The $ 20 million contingent payment remains unpaid at December 31, 2003 as the amounts collected by GE to date have not met such specified targets. The Company's Structured Finance business had revenues of $ 262 million and $ 220 million in 2002 and 2001, respectively, and a net loss of $ 183 million in 2002 and net income of $ 8 million in 2001. The 2002 net loss of $ 183 million recorded in loss from discontinued operations, net of tax, included a $ 146 million loss on disposal, loss from operations of $ 22 million and the allocation of interest expense of $ 15 million in accordance with EITF 87-24. The loss on disposal of $ 146 million was principally comprised of asset write-downs of $ 15 million, goodwill and other intangible write-offs of $ 2 million, transaction costs of $ 27 million, the fair value for GE's right to require the Company to repurchase certain designated assets of $ 38 million, capital tax expense associated with the disposal of $ 10 million and an accumulated foreign currency translation loss of $ 54 million.

Pursuant to the sale and purchase agreement, the Company provided GE with cash collateralized letters of credit aggregating $ 202 million as security for certain performance-related obligations retained by the Company, of which approximately $ 128 million were outstanding at December 31, 2003. The remaining cash collateralized letters of credit will further be reduced as the performance-related obligations by the Company expire.

(U.S. dollar amounts in millions, except per share amounts)

Note 3 Discontinued operations, continued

The sale and purchase agreement provided GE the option to require the Company to repurchase certain designated financial assets transferred to GE upon the occurrence of certain events, but in any event no later than February 1, 2004. The fair value of GE's right to require the Company to repurchase these designated assets was $ 11 million at December 31, 2003. On January 26, 2004, the Company repurchased the financial assets for an amount of approximately $ 28 million. Additionally, as a result of the exercise of GE's option, the cash collateralized letters of credit were reduced by $ 35 million. No further obligation exists for the Company to repurchase any assets under the sale and purchase agreement with GE.

As a continuation of the Company's divestment of its Structured Finance business, the Company completed the sale of ABB Export Bank in December 2003 for approximately $ 50 million. ABB Export Bank had revenues of $ 9 million, $ 17 million and $ 29 million in 2003, 2002 and 2001, respectively, and a net loss of $ 9 million in 2003 and net income of $ 10 million and $ 6 million in 2002 and 2001, respectively. The 2003 net loss of $ 9 million in loss from discontinued operations, net of tax, includes a $ 12 million loss on disposal, income from operations of $ 6 million and the allocation of interest expense of $ 3 million in accordance with EITF 87-24. The loss on disposal of $ 12 million was principally comprised of an asset write-down of $ 20 million, transaction costs of $ 1 million, capital tax expense associated with the disposal of $ 4 million offset by an accumulated foreign currency translation gain of approximately $ 13 million.

In December 2002, in connection with the Company's divestment strategy to focus on its core power and automation technology businesses, the Company completed the sale of its Metering business to Ruhrgas Industries GmbH of Essen, Germany, for $ 223 million, including $ 15 million held in escrow until certain disputed items were resolved. The cash held in escrow was released after the resolution of these items in 2003. The Metering business sold to Ruhrgas Industries GmbH had revenues of $ 372 million and $ 448 million in 2002 and 2001, respectively, and a net loss of $ 54 million in 2002 and net income of $ 14 million in 2001. The 2002 net loss of $ 54 million recorded in loss from discontinued operations, net of tax, included a $ 48 million loss on disposal, loss from operations of $ 3 million and the allocation of interest expense of $ 3 million in accordance with EITF 87-24. The loss on disposal of $ 48 million for the sold business was principally comprised of goodwill and other intangible write-offs of $ 65 million, transaction costs and other provisions of $ 46 million, capital tax expense associated with the disposal of $ 21 million and an accumulated foreign currency translation loss of $ 35 million, offset in part by a gain of $ 119 million, being the difference between the proceeds received and net assets of the business.

In December 2002, the Company's Board of Directors approved management's plans to sell the Company's Oil, Gas and Petrochemicals businesses. The disposal is in line with the Company's strategy to focus on its core power and automation technology businesses. In January 2004, the Company agreed to sell most of the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the Purchasers) for an initial purchase price of $ 925 million plus a potential deferred consideration of up to $ 50 million. The initial purchase price of $ 925 million is subject to adjustments based on, among other things, the net assets of the Upstream business at closing and further potential adjustments that will be calculated at closing. Additionally, the initial purchase price will be reduced by $ 85 million to reflect the unfunded benefit liabilities of pension plan obligations assumed by the Purchasers. The $ 85 million reduction of the purchase price may increase or decrease based on the actual unfunded benefit liability calculated at closing, in accordance with the terms of the purchase agreement. Furthermore, the initial purchase price will be increased or decreased based on the net intercompany balance between the Company and the Upstream business at closing. The potential deferred consideration of up to $ 50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. The Company does not expect a significant gain or loss to be recognized on the sale of the Upstream business.

The remaining part of the Oil, Gas and Petrochemicals businesses (remaining OGP businesses) is available for immediate sale and continues to be actively marketed. It is unlikely that significant changes to the divestment strategy will be made or that the plan to divest the remaining OGP businesses will be withdrawn in the future. Management anticipates divesting this business in 2004.

Accordingly, the results of the Oil, Gas and Petrochemical businesses are presented as discontinued operations for all periods presented. The Oil, Gas and Petrochemical businesses had revenues of $ 3,374 million, $ 3,854 million and $ 3,478 million in 2003, 2002 and 2001, respectively and net losses of $ 496 million and $ 127 million in 2003 and 2002, respectively, and net income of $ 9 million in 2001. The Upstream business recorded revenues of approximately $ 1,499 million, $ 1,535 million and $ 1,468 million in 2003, 2002 and 2001, respectively, and had a net income of $ 4 million, $ 98 million and $ 93 million in 2003, 2002 and 2001, respectively. The 2003 net income of $ 4 million included $ 44 million of costs associated with the future sale of the Upstream business and $ 13 million of allocated interest expense in accordance with EITF 87-24. The remaining OGP businesses had revenues of $ 1,875 million, $ 2,319 million and $ 2,010 million in 2003, 2002 and 2001, respectively, and had net losses of $ 500 million, $ 225 million and $ 84 million in 2003, 2002 and 2001, respectively. During 2003, the Company recorded a valuation allowance on deferred tax assets of approximately $ 120 million related to the remaining OGP businesses, as the Company determined it was more likely than not that such deferred tax assets would not be realized.

In December 2003, the Company agreed to sell its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, for a cash price of 3,220 million Swedish krona, (approximately $ 425 million). The disposal is in line with the Company's strategy to focus on its core power and automation technology businesses. The Reinsurance business had revenues of $ 782 million, $ 644 million and $ 933 million in 2003, 2002 and 2001, respectively. The Reinsurance business had a net loss of $ 97 million in 2003, net income of $ 22 million in 2002, and a net loss of $ 336 million in 2001. The 2003 net loss of $ 97 million recorded in loss from discontinued operations, net of tax, includes a $ 154 million impairment charge, income from operations of approximately $ 72 million and an allocation of interest of $ 15 million in accordance with EITF 87-24. The impairment charge recorded from the anticipated disposal of the Reinsurance business of $ 154 million was principally comprised of an asset write-down of $ 48 million, goodwill and other intangible write-offs of $ 89 million, expected selling costs of $ 25 million, deferred tax write-offs of approximately $ 16 million, offset in part by an accumulated foreign currency translation gain of $ 24 million.

As a consequence of the planned sale of the Reinsurance business, insurance reserves of $ 1,871 million and $ 2,014 million at December 31, 2003 and 2002, respectively, were included in liabilities held for sale and in discontinued operations. Through December 2001, the Company recorded these insurance reserves on a discounted basis. As the amount and timing of the ceded claims payments could not be reliably determined at December 31, 2001, the Company could no longer discount its loss reserves. Accordingly, at December 31, 2003 and 2002, the insurance reserves were not presented on a discounted basis. In 2001, a charge of $ 295 million was recorded due to the elimination of the effect of discounting.

(U.S. dollar amounts in millions, except per share amounts)

Note 3 Discontinued operations, continued

In December 2003, the Company sold a portion of its Wind Energy business in Germany to GI Ventures AG of Munich, Germany, for proceeds of approximately $ 35 million including a vendor note of approximately $ 10 million. The Wind Energy business was no longer a core business and its divestment was part of the Company's ongoing divestment strategy. The Wind Energy business, which began operations in 2002, had revenues of $ 16 million and $ 48 million and net losses of $ 42 million and $ 1 million in 2003 and 2002, respectively. The 2003 net loss of $ 42 million recorded in loss from discontinued operations, net of tax, was comprised principally of a $ 25 million loss from disposal (net of a tax benefit of $ 10 million), asset write-downs of $ 9 million and a loss from operations of $ 8 million.

In December 2003, the Company agreed to sell its MDCV cable business based in Germany to the Wilms Group of Menden, Germany. This business, no longer pursued for strategic reasons, was part of the Power Technologies division. It had revenues of $ 74 million, $ 78 million and $ 60 million and had net losses of $ 24 million, $ 1 million and $ 5 million in 2003, 2002 and 2001, respectively. The 2003 net loss of $ 24 million recorded in loss from discontinued operations, net of tax, was comprised principally of asset write-downs of $ 10 million and a loss from operations of $ 14 million.

Loss from discontinued operations, net of tax, also includes costs related to the Company's potential asbestos obligation of the Company's U.S. subsidiary, Combustion Engineering Inc., of approximately $ 145 million, $ 420 million and $ 470 million in 2003, 2002 and 2001, respectively (see Note 18).

Loss from discontinued operations, net of tax, also includes other abandoned and/or sold assets, resulting in net losses of $ 8 million, $ 104 million, and $ 63 million in 2003, 2002 and 2001, respectively.

Operating results of the discontinued businesses are summarized as follows:

Year ended December 31,	2003	2002	2001
Revenues	$ 4,284	$ 5,390	$ 5,393
Costs and expenses, finance loss	(4,896)	(5,963)	(6,181)
Loss before taxes and minority interest	**(612)**	**(573)**	**(788)**
Tax expense	(218)	(50)	(15)
Minority interest	14	(41)	(34)
Net loss from discontinued operations	**(816)**	**(664)**	**(837)**
Loss from dispositions, net of a tax benefit of $ 6 million and tax expense of $ 31 million in 2003 and 2002, respectively	(37)	(194)	–
Loss from discontinued operations, net of tax	**$ (853)**	**$ (858)**	**$ (837)**

The components of assets and liabilities held for sale and in discontinued operations are summarized as follows:

December 31,	2003	2002
Cash and equivalents	$ 431	$ 435
Marketable securities	1,625	1,554
Receivables, net	2,626	3,326
Inventories, net	337	513
Prepaid expenses and other	224	219
Financing receivables, non-current	52	238
Goodwill and Other intangible assets	609	664
Property, plant and equipment, net	241	212
Other assets	282	338
Assets held for sale and in discontinued operations	**$ 6,427**	**$ 7,499**
Accounts payable	$ 2,095	$ 2,693
Short-term borrowings and current maturities of long-term borrowings	23	50
Accrued liabilities and other	2,324	2,588
Long-term borrowings	47	18
Other liabilities	611	617
Liabilities held for sale and in discontinued operations	**$ 5,100**	**$ 5,966**

Included above are the assets and the liabilities held for sale from the Building Systems businesses of approximately $ 81 million and $ 42 million, respectively, at December 31, 2003 and $ 440 million and $ 455 million, respectively, at December 31, 2002. In accordance with SFAS 144, certain Building Systems businesses met the criteria for the classification of assets as held for sale, but did not meet the additional criteria for its results of operations to be classified as discontinued operations (see Note 4).

At December 31, 2003 and 2002, the Consolidated Balance Sheets included $ 79 million and $ 60 million of pledged cash balances, respectively. Approximately $ 44 million and $ 60 million related to the Company's insurance operations and $ 8 million and $ 0 million related to the Oil, Gas and Petrochemicals business and, as such, were included in assets held for sale and in discontinued operations in 2003 and 2002, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 4 Business combinations and other divestments

Entrelec Group

In June 2001, the Company completed the acquisition, through an open-market tender, of Entrelec Group, a France-based supplier of industrial automation and control products operating in 17 countries. The Company's Consolidated Financial Statements include Entrelec's result of operations since June 20, 2001, the transaction closing date.

The cash purchase price of the acquisition was approximately $ 284 million. The excess of the purchase price over the fair value of the assets acquired totaled $ 294 million and has been recorded as goodwill. The transaction has been accounted for as a purchase. Included in the purchase price allocation was an amount of $ 21 million for a restructuring of the business.

b-business partners B.V.

In June 2000, the Company entered into a share subscription agreement to acquire an interest in b-business partners B.V., which at December 31, 2003 remains at a four percent interest. The Company is committed to provide additional capital to b-business partners B.V. of $ 5 million. Further, b-business partners B.V. retains a put right to compel the Company to purchase 150,000 shares of b-business partners B.V. at a cost of approximately $ 19 million.

Other acquisitions and investments

During 2003, 2002, and 2001, the Company invested $ 55 million, $ 154 million and $ 179 million, respectively, in 24, 32 and 60 new businesses, joint ventures or affiliated companies. Of these transactions, 1, 6 and 10, respectively, represented acquisitions accounted for as purchases and accordingly, the results of operations of the acquired businesses have been included in the Company's Consolidated Financial Statements from the respective acquisition dates. The aggregate purchase price of these acquisitions during 2003, 2002 and 2001 was $ 1 million, $ 55 million and $ 45 million, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired totaled $ 2 million, $ 93 million and $ 29 million, in 2003, 2002 and 2001, respectively, and has been recorded as goodwill. Assuming these acquisitions had occurred on the first day of the year prior to their purchase, the pro forma Consolidated Income Statement for those years would not have materially differed from reported amounts either on an individual or an aggregate basis.

Other divestitures

In addition to the sold businesses described under discontinued operations, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on power and automation technologies. The results of operations of these divested businesses are included in the Company's Consolidated Income Statement in the respective line items of income from continuing operations, through the date of disposition.

Divestment of Building Systems businesses

In April 2002, the Company decided to dispose of its Building Systems businesses. The gradual disposal process was envisaged to extend over a non-defined period of time preceded by restructurings in several locations. The disposal of the Building Systems businesses contemplated that the Company would retain an involvement in the disposed operations through a combination of technology license agreements, supplier relationships, retention of certain orders and participation in the Board of Directors of some of the disposed of companies. As a result of these factors, the Company concluded that classification of the Building Systems businesses as discontinued operations according to SFAS 144 was not appropriate. The results of operations of these businesses and the results from the disposal of each disposed of business are reported in the Company's Consolidated Income Statement within continuing operations, through the date of disposition.

In August 2003, the Company completed the sale of its Building Systems businesses located in Sweden, Norway, Denmark, Finland, Russia and the Baltics to YIT Corporation of Helsinki, Finland, for consideration of approximately $ 213 million. The Company recognized a net gain on disposal of $ 124 million, which is included in other income (expense), net.

In 2003, the Company completed the sale of its Building Systems businesses located in several other countries, principally Belgium, the Netherlands, Austria, and the UK for aggregate proceeds of approximately $ 21 million. The Company recognized a net loss on disposal of $ 41 million, which is included in other income (expense), net.

In February 2004, the Company signed an agreement to sell its Building Systems business located in Switzerland to CapVis Equity Partners AG, a Swiss private equity company, for a purchase price of approximately $ 39 million. During 2003, the Company recorded no impairment charge on this business, based on the estimated sales price of the business. The Company has retained a 10 percent ownership interest and anticipates a net gain on disposal of approximately $ 3 million.

Divestment of Air Handling business

In January 2002, the Company sold its Air Handling business to Global Air Movement (Luxembourg) SARL for proceeds of $ 147 million, including a vendor note of $ 34 million issued by the purchaser. The Company recognized a net gain on disposal of $ 74 million, which is included in other income (expense), net.

Other divestitures

In June 2003, the Company sold its interests in certain equity investees in Australia for approximately $ 90 million, resulting in a gain on disposal of $ 28 million recorded in other income (expense), net.

In June 2003, the Company sold its entire 35 percent interest in Swedish Export Credit Corporation to the Government of Sweden for 1,240 million Swedish krona, resulting in net proceeds of approximately $ 149 million and a loss on disposal of $ 80 million recorded in other income (expense), net.

(U.S. dollar amounts in millions, except per share amounts)

Note 4 Business combinations and other divestments, continued

During 2003, 2002 and 2001, the Company sold several operating units and investments for total proceeds of $ 31 million, $ 209 million and $ 117 million, respectively, and recognized net gains on disposal of $ 12 million, $ 24 million and $ 34 million, respectively, which are included in other income (expense), net. Net income from these businesses and investments was not significant in 2003, 2002 and 2001.

Note 5 Marketable securities

Marketable securities consist of the following:

December 31,	2003	2002
Trading	$ 1	$ 48
Available-for-sale	455	532
Securities serving as hedges of the Company's management incentive plan (see Note 22)	17	9
Total	**$ 473**	**$ 589**

To hedge its exposure to fluctuations in fair value of certain of the Company's warrant appreciation rights (WARs) issued under the Company's management incentive plan, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 (EITF 00-19), *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* the cash-settled call options have been recorded as assets measured at fair value, with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs.

Available-for-sale securities classified as marketable securities consist of the following:

	Cost	Unrealized gains	Unrealized losses	Fair value
At December 31, 2003:				
Equity securities	**$ 76**	**$ 25**	**$ (1)**	**$ 100**
Debt securities:				
U.S. government obligations	71	2	(1)	72
European government obligations	29	1	(1)	29
Corporate	5	–	–	5
Other	228	21	–	249
Total debt securities	**333**	**24**	**(2)**	**355**
Total	**$ 409**	**$ 49**	**$ (3)**	**$ 455**
At December 31, 2002:				
Equity securities	**$ 96**	**$ 2**	**$ (26)**	**$ 72**
Debt securities:				
U.S. government obligations	61	3	–	64
European government obligations	23	1	(1)	23
Corporate	28	1	–	29
Other	326	18	–	344
Total debt securities	**438**	**23**	**(1)**	**460**
Total	**$ 534**	**$ 25**	**$ (27)**	**$ 532**

At December 31, 2003, contractual maturities of the above available-for-sale debt securities consist of the following:

	Cost	Fair value
Less than one year	$ 181	$ 181
One to five years	19	19
Six to ten years	30	31
Due after ten years	103	124
Total	**$ 333**	**$ 355**

Gross realized gains on available-for-sale securities were $ 8 million, $ 11 million and $ 22 million in 2003, 2002 and 2001, respectively. Gross realized losses on available-for-sale securities were $ 2 million, $ 9 million and $ 9 million in 2003, 2002 and 2001, respectively. Additionally, in 2003 and 2002, the Company recorded charges of $ 36 million and $ 6 million, respectively, related to the impairment of available-for-sale securities. These charges are included in interest and other finance expense and other income (expense), net, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 5 Marketable securities, continued

The following table reflects gross unrealized losses and the fair value of those available-for-sale securities, aggregated by investment category, that at December 31, 2003, have been in a continuous unrealized loss position. These securities have been in a continuous unrealized loss position for less than 12 months. The Company has no available-for-sale securities that have been in a continuous unrealized loss position for 12 months or more.

Description of securities	Fair value	Unrealized losses
Equity securities	$ 3	$ (1)
US government obligations	56	(1)
European government obligations	24	(1)
	$ 83	**$ (3)**

Unrealized losses on equity and debt securities held and classified as available-for-sale are judged to be only temporary based on the creditworthiness of the obligors as it relates to debt securities and as it relates to all securities held, the financial position of the underlying companies, the significance of the unrealized losses relative to the asset cost and the duration that the securities have been in an unrealized loss position.

At December 31, 2002, investments and other included $ 77 million of available-for-sale securities, which were strategic investments. In 2002, net unrealized losses of $ 42 million on these investments were included in accumulated other comprehensive loss. In 2003, these investments were sold resulting in realized losses of $ 40 million, which is recorded in interest and other finance expense.

At December 31, 2002, the Company contributed a portfolio of available-for-sale securities to a pension trust in Sweden at its then fair value of $ 260 million. In connection with this transfer, the Company recognized the related cumulative net loss of $ 27 million in interest and other finance expense.

The net change in unrealized gains and losses in fair values of trading securities was not significant in 2003, 2002 or 2001.

At December 31, 2003 and 2002, the Company pledged $ 41 million and $ 15 million, respectively, of marketable securities as collateral for issued letters of credit, insurance contracts or other security arrangements.

Note 6 Financial instruments

Cash flow hedges

The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. To a lesser extent the Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the changes in their fair value are recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged. Any hedge ineffectiveness is included in revenues and cost of sales but is not significant for 2003 and 2002.

During 2003 and 2002, the amount of derivative financial instrument net gains or losses reclassified from accumulated other comprehensive loss to earnings were net gains of $ 58 million for 2003 and net losses of $ 4 million for 2002. It is anticipated that during 2004, $ 75 million of the amount included in accumulated other comprehensive loss at December 31, 2003, which represents gains on derivative financial instruments, will be reclassified to earnings when the underlying hedged transaction impacts earnings. Derivative financial instrument gains and losses reclassified to earnings offset the losses and gains on the items being hedged.

While the Company's cash flow hedges are primarily hedges of exposures over the next twelve months, the amount included in accumulated other comprehensive loss at December 31, 2003 includes hedges of certain exposures maturing up to 2007.

Fair value hedges

To reduce its interest rate and forreign currency exposure arising primarily from its funding activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities, are recorded as offsetting gains and losses in the determination of earnings. The amount of hedge ineffectiveness was $ 11 million in 2003 and was not significant in 2002.

Disclosure about fair values of financial instruments

The Company uses the following methods and assumptions in estimating fair values for financial instruments:

Cash and equivalents, receivables, accounts payable, short-term borrowings and current maturities of long-term borrowings: The carrying amounts reported in the Consolidated Balance Sheet approximate the fair values.

Marketable securities: Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Financing receivables and loans (non-current portion): Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2003 were $ 434 million and $ 421 million, respectively, and at December 31, 2002 were $ 629 million and $ 517 million, respectively.

Long-term borrowings (non-current portion): Fair values are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or in the case of bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. Such swap curves are interest rates quoted by market participants for the relevant maturities, excluding any component associated with credit risk of counterparties.

(U.S. dollar amounts in millions, except per share amounts)

Note 6 Financial instruments, continued

As these bonds or note issuances reflect liabilities of the Company, if the Company's credit rating was reflected in these discount rates, the present value calculation would result in a lower fair value liability. The carrying values and estimated fair values of long-term borrowings at December 31, 2003 were $ 6,290 million and $ 6,936 million, respectively, and at December 31, 2002 were $ 5,358 million and $ 5,763 million, respectively.

Derivative financial instruments: Fair values are the amounts by which the contracts could be settled. These fair values are estimated by using a discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2003 and 2002, the carrying values equal fair values. The fair values are disclosed in Notes 10 and 16.

Note 7 Receivables

Receivables consist of the following:

December 31,	2003	2002
Trade receivables	$ 3,481	$ 3,164
Other receivables	1,229	1,286
Allowance	(259)	(210)
	4,460	**4,240**
Unbilled receivables, net:		
Costs and estimated profits in excess of billings	1,706	1,594
Advance payments received	(829)	(700)
	877	**894**
Total	**$ 5,337**	**$ 5,134**

Trade receivables include contractual retention amounts billed to customers of $ 85 million and $ 129 million at December 31, 2003 and 2002, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of V.A.T., claims, employee and customer related advances, the current portion of direct finance and sales-type leases and other non-trade receivables, including the retained interests on sold receivables under the Company's securitization programs.

Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

During 2003 and 2002, the Company sold trade receivables to two separate QSPEs, unrelated to the Company, in revolving-period securitizations. The Company retains servicing responsibility relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPEs, the Company retains an interest in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not significantly impact the carrying value of the Company's retained interests. An adverse movement in foreign currency rates could have an impact on the carrying value of these retained interests as the retained interests are denominated in the original currencies underlying the sold receivables. While such remeasurements are recognized in earnings, the impact has historically not been significant due to the short-term nature of the receivables and economic hedges in place relating to foreign currency movement risk.

The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful debts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitizations through which the Company securitizes certain of its trade receivables, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company's retained interests. An increase in delinquency rates compared to historic levels would cause an increase in the retained interest. Ultimately, if the customer defaults, the Company will be responsible for absorbing the amount. The fair value of the retained interests at December 31, 2003 and 2002, was approximately $ 367 million and $ 497 million, respectively.

In accordance with SFAS 140, the Company has not recorded a servicing asset or liability as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and/or cost related to servicing the types of the assets sold is not readily obtainable nor reliably estimable for the multiple geographic markets in which the entities selling receivables operate.

During 2003 and 2002, the following cash flows were received from and paid to QSPEs:

December 31,	2003	2002
Gross trade receivables sold to QSPEs ($ 482 and $ 800)*	$ 5,661	$ 5,972
Collections made on behalf of and paid to QSPEs (($ 663) and ($ 735))*	(5,883)	(6,074)
Purchaser's, liquidity and program fees (($ 2) and ($ 5))*	(21)	(37)
Decrease (increase) in retained interests ($ 119 and ($ 91))*	124	(245)
Net cash paid to QSPEs during the year (($ 64) and ($ 31))*	**$ (119)**	**$ (384)**

* Related to assets held for sale and in discontinued operations for 2003 and 2002, respectively

(U.S. dollar amounts in millions, except per share amounts)

Note 7 Receivables, continued

During the fourth quarter of 2002, a number of changes were made to the two securitization programs as a consequence of the Company's credit rating falling below BBB (Standard & Poor's) and Baa2 (Moody's). These changes included, in the case of the first program, twice monthly settlements (instead of monthly), the sale of additional receivables as security, changes in the eligibility criteria for receivables to be sold and the establishment of certain banking and collection procedures in respect of the sold receivables. Changes in the second program included the introduction of net cash settlements twice per month (instead of monthly), the daily transfer of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. In 2003, further amendments have been made to the second program, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. Under the amended terms of the second program, if the Company's rating falls below BB+ (Standard & Poor's) or Ba3 (Moody's) then the Company may be required to relinquish its right to collect the sold receivables on behalf of the QSPE, and instead the cash collection of such sold receivables would be made directly to the account of the QSPE.

The Company records a loss on sale and the purchaser's, liquidity and program fees at the point of sale of the receivables to the QSPEs. The total cost of $ 21 million and $ 37 million in 2003 and 2002, respectively, related to the securitization of trade receivables, is included in interest and other finance expense.

The decrease in gross receivables sold in 2003 compared to 2002 is due primarily to the fact that businesses which were either classified as discontinued operations or which were sold by the Company were phased out of the securitization programs during the year.

The reduction in gross receivables sold, a lower average funded volume, a reduction in default and delinquency rates, as well as the fact that 2002 contained costs related to restructuring the programs, all contributed to lower purchaser's, liquidity and program fees in 2003 compared to 2002. The decrease in retained interests in 2003 of $ 124 million was mainly due to businesses classified as discontinued operations or held for sale being phased out of the programs. The increased retained interests in 2002 of $ 245 million were caused by the additional credit enhancement measures taken by the QSPEs in 2002 as described above.

The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheet after the effects of securitization at December 31, 2003 and 2002:

December 31,	2003	2002
Total trade receivables	$ 4,794	$ 4,667
Portion derecognized	(508)	(512)
Retained interests included in other receivables	(390)	(514)
Trade receivables	**3,896**	**3,641**
Less: Trade receivables included in assets held for sale and in discontinued operations	(415)	(477)
Trade receivables – continuing operations	**$ 3,481**	**$ 3,164**

At December 31, 2003 and 2002, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $ 898 million and $ 1,026 million, respectively ($ 0 million and $ 183 million related to assets held for sale and in discontinued operations in 2003 and 2002, respectively). At December 31, 2003 and 2002 an amount of $ 34 million and $ 96 million, respectively ($ 0 million and $ 19 million related to assets held for sale and in discontinued operations in 2003 and 2002, respectively), was more than 90 days past due which is considered delinquent pursuant to the terms of the programs.

In addition, the Company transfers receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2003 and 2002 were approximately $ 1,400 million (of which $ 581 million related to assets held for sale and in discontinued operations) and $ 534 million (of which $ 22 million related to assets held for sale and in discontinued operations), respectively. The related costs, including the associated gains and losses, were $ 12 million ($ 3 million related to assets held for sale and in discontinued operations) in 2003. In 2002 the related costs were not significant.

Note 8 Variable interest entities

The following VIEs are consolidated, as the Company is the primary beneficiary as defined by FIN 46.

In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. Subsequent to divestment, the Company continued its involvement in this business by providing significant financial support in the form of mezzanine and subordinated financing of approximately $ 90 million to the VIE formed by the buyer upon acquisition, exclusively for the purpose of servicing the aircraft leasing portfolio. As the primary beneficiary of the VIE, the Company retained approximately $ 182 million of assets and acquired approximately $ 76 million of third party long-term borrowings provided to the VIE at December 31, 2003. All of the VIE's assets serve as collateral for the senior debt provided by third parties. The Company has no ownership interest and there is no recourse to the general credit of the Company.

The Company maintains an immaterial equity interest and provides approximately $ 1.2 million of financing to a VIE that was established to develop software tools for the process automation industry. The VIE recognized revenues of $ 0.5 million and a loss before interest and taxes of approximately $ 0.2 million. The Company has a minority ownership interest and there is no recourse to the general credit of the Company.

The Company consolidates a VIE that provides energy services through rental and maintenance contracts with third parties. The VIE recognized revenues of approximately $ 0.5 million and an immaterial loss before interest and taxes. The Company has a minority ownership interest and there is no recourse to the general credit of the Company.

(U.S. dollar amounts in millions, except per share amounts)

Note 8 Variable interest entities, continued

The following VIEs are not consolidated, as the Company is not the primary beneficiary as defined by FIN 46.

The Company maintains a combined equity and financing interest of approximately $ 603 million in six VIEs that were established as joint ventures to develop power plants in various countries. The Company's involvement with these VIEs began between 1995 and 2000 at the dates of inception of the VIEs. The purpose of the VIEs is to contract the engineering, procurement, commissioning and financing of the power plants. These VIEs have combined total assets of approximately $ 2,900 million and reported combined total revenues and earnings before interest and taxes of $ 589 million and $ 94 million, respectively. The exposure to loss as a result of involvement with the VIEs is limited to the Company's equity and financing interests.

In January 2002, the Company sold its Air Handling business for proceeds of $ 147 million including a vendor note of $ 34 million issued by the purchaser. The purchaser established a VIE upon acquisition for this business. The Company's exposure to loss as a result of involvement with the VIE is limited to the outstanding vendor note at December 31, 2003.

The Company maintains a 50 percent equity interest in two VIEs that were established to build four transmission power lines and 22 substations in Mexico. The equity interests are not significant in value. The Company's involvement with these VIEs began in September and November 1997, respectively, when the VIEs were formed. The purpose of the VIEs is to contract the engineering, procurement, commissioning and Company's financing of these projects. These VIEs have total assets of approximately $ 89 million, and reported combined total revenues and earnings before interest and taxes of $ 8 million and $ 0.2 million, respectively. The exposure to loss as a result of involvement in the VIEs is limited to the Company's equity interest.

The Company maintains a minority equity interest, that is insignificant in value, in a VIE that was established with another contractor for executing a project for the construction of two substations and four transmission lines in Mexico. The Company's involvement began in February 2002 when the VIE was formed. The sole purpose of the VIE is to submit a bid to execute, to organize subcontracting and to arrange financing of the project. The entity has assets of $ 128 million and reported revenues and earnings before interest and taxes of approximately $ 128 million and $ 0, respectively. The Company's exposure to loss as a result of involvement with the VIE is limited to the Company's equity interest in the VIE.

The Company maintains a combined equity and financing interest of $ 11 million in two VIEs that were established to execute a project in London, England. One VIE was established to serve as a consortium among two third parties and the Company. The purpose of this VIE is to operate, maintain and finance the power distribution project. The second VIE is the financing vehicle for the project. The Company's involvement began at the inception of these VIEs in August 1998. These VIEs have total assets of approximately $ 412 million and reported combined total revenues and earnings before interest and taxes of $ 106 million and $ 17 million, respectively. The Company's exposure to loss as a result of involvement with the VIEs is limited to the Company's equity and financing interest in the VIEs.

The Company has an equity interest of approximately $ 0.3 million in two VIEs that were established for developing real estate in Germany. The Company's involvement with these VIEs began at inception in 1995. The VIEs have total assets of approximately $ 61 million. The Company's exposure to loss as a result of involvement with the VIEs is limited to the Company's equity interest in the VIEs.

The Company maintains an equity interest of approximately $ 0.1 million in two VIEs that were established for holding and leasing real estate in Germany. The Company's involvement began when the VIEs were established in 1993 and 1995, respectively. The purpose of the VIEs is to realize real estate savings arising from specific project financing. The VIEs total assets are approximately $ 20 million and earnings before interest and taxes of the VIEs is approximately break-even. The Company's exposure to loss as a result of involvement with these VIEs is limited to the Company's equity interest.

The Company maintains an equity and financing interest of approximately $ 0.2 million in a VIE established to expand and operate an airport in Oman. The Company's involvement began in January 2002. The VIE has assets of $ 9 million and reported revenues of $ 18 million. The Company's exposure to loss as a result of involvement with this VIE is limited to the Company's equity and financing interests.

Note 9 Inventories

Inventories, including inventories related to long-term contracts, consist of the following:

December 31,	2003	2002
Commercial inventories, net:		
Raw materials	$ 1,084	$ 1,014
Work in process	1,143	958
Finished goods	372	318
	2,599	**2,290**
Contract inventories, net:		
Inventoried costs	352	371
Contract costs subject to future negotiation	20	23
Advance payments received related to contracts	(366)	(423)
	6	**(29)**
Total	**$ 2,605**	**$ 2,261**

Contract costs subject to future negotiation are deemed probable of recovery through changes in the contract price and are deferred until the parties have agreed on these changes.

(U.S. dollar amounts in millions, except per share amounts)

Note 10 Prepaid expenses and other

Prepaid expenses and other current assets consist of the following:

December 31,	2003	2002
Prepaid expenses	$ 419	$ 448
Deferred taxes	553	556
Advances to suppliers and contractors	194	207
Derivatives	682	1,247
Other	154	170
Total	**$ 2,002**	**$ 2,628**

Note 11 Financing receivables

Financing receivables consist of the following:

December 31,	2003	2002
Loans receivable	$ 434	$ 629
Finance leases (see Note 17)	425	550
Other	471	426
Total	**$ 1,330**	**$ 1,605**

Loans receivable primarily represent financing arrangements provided to customers under long-term construction contracts and other activities. Loans receivable include notes receivable from unconsolidated affiliates of $ 22 million and $ 76 million at December 31, 2003 and 2002, respectively.

Included in finance leases at December 31, 2003 and 2002 are $ 8 million and $ 7 million, respectively, of assets pledged as security for other liabilities. Additionally, $ 246 million and $ 212 million of finance lease receivables were pledged as security for long-term borrowings at December 31, 2003 and 2002, respectively.

Other financing receivables at December 31, 2003 and 2002 include $ 312 million and $ 349 million, respectively, of assets pledged as security for other liabilities. Of these amounts, $ 54 million and $ 58 million, respectively, are marketable securities.

During 2003 and 2002, the Company sold or transferred to financial institutions various portfolios and individual financing receivables (see Note 17). These transfers included sales of finance lease receivables and loan receivables. Financing receivables sold or transferred and derecognized from the Consolidated Balance Sheet in accordance with SFAS 140 totaled $ 338 million and $ 295 million in 2003 and 2002, respectively. Related costs of these transactions, including the associated gains and losses, were approximately $ 3 million and $ 13 million in 2003 and 2002, respectively.

Note 12 Property, plant and equipment

Property, plant and equipment consist of the following:

December 31,	2003	2002
Land and buildings	$ 2,517	$ 2,193
Machinery and equipment	4,600	4,176
Construction in progress	104	241
	7,221	**6,610**
Accumulated depreciation	(4,381)	(3,909)
Total	**$ 2,840**	**$ 2,701**

Note 13 Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	Automation Technologies	Power Technologies	Non-core activities	Corporate/ Other	Total
Balance at January 1, 2003	$ 1,602	$ 427	$ 134	$ 58	$ 2,221
Goodwill acquired during the year	1	1	–	–	2
Impairment losses	–	–	–	(2)	(2)
Goodwill written off related to sale of businesses	–	–	(2)	(1)	(3)
Other	(4)	–	–	–	(4)
Internal reorganization	1	–	(10)	9	–
Foreign currency translation	98	11	–	8	117
Balance at December 31, 2003	**$ 1,698**	**$ 439**	**$ 122**	**$ 72**	**$ 2,331**

(U.S. dollar amounts in millions, except per share amounts)

Note 13 Goodwill and other intangible assets, continued

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Automation Technologies	Power Technologies	Non-core activities	Corporate/ Other	Total
Balance at January 1, 2002	$ 1,572	$ 401	$ 99	$ 38	$ 2,110
Goodwill acquired during the year	25	19	33	16	93
Impairment losses	–	–	(7)	(2)	(9)
Goodwill written off related to sale of businesses	(65)	–	–	(2)	(67)
Other	(8)	(1)	9	1	1
Foreign currency translation	78	8	–	7	93
Balance at December 31, 2002	**$ 1,602**	**$ 427**	**$ 134**	**$ 58**	**$ 2,221**

At December 31, 2003, the $ 122 million of goodwill in Non-core activities is related to New Ventures. At December 31, 2002, the $ 134 million of goodwill in Non-core activities was comprised of: New Ventures $ 130 million; Building Systems $ 2 million; and other Non-core activities $ 2 million.

The goodwill acquired in 2003 related to the purchase of minority interest in certain consolidated subsidiaries of the Company for cash and debt consideration of $2 million. Of the $ 93 million goodwill acquired in 2002, $ 48 million related to the purchase of minority interest in certain consolidated subsidiaries of the Company for cash consideration of $ 40 million. The remaining $ 45 million relates to the purchase of six entities for $ 52 million.

The Company decreased goodwill by $ 4 million in 2003 and increased goodwill by $ 1 million during 2002 due to adjustments of the purchase price for certain prior period acquisitions.

Included in the loss from discontinued operations, net of tax, for 2003 is an $ 84 million impairment charge relating to the Company's Insurance business. Of the $ 84 million, $ 2 million was previously reported in Corporate/Other. This goodwill was written off because the carrying value of the Insurance business exceeded its estimated fair value, based on the estimated sales price for the Insurance business.

Intangible assets consist of the following:

December 31,	2003			2002		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software	$ 772	$ (439)	$ 333	$ 580	$ (272)	$ 308
Other	533	(317)	216	551	(272)	279
Total	**$ 1,305**	**$ (756)**	**$ 549**	**$ 1,131**	**$ (544)**	**$ 587**

Amortization expense of intangible assets for 2003 and 2002 amounted to $ 177 million and $ 143 million, respectively.

Amortization expense of intangible assets is estimated to be as follows[1]

2004	$ 153
2005	$ 149
2006	$ 119
2007	$ 73
2008	$ 49
Thereafter	$ 4

[1] *The estimated amortization expense is calculated as if no future expenditures will be made.*

In 2003 and 2002, the Company did not identify any intangible assets not subject to amortization with the exception of $ 2 million and $ 24 million, respectively, related to an intangible pension asset (see Note 21).

Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

For the years ended December 31, 2003 and 2002, the Company acquired intangible assets of $ 73 million ($ 69 million of software and $ 4 million of other intangible assets) and $ 91 million ($ 86 million of software and $ 5 million of other intangible assets), respectively. For items capitalized in 2003 and 2002, the weighted average amortization period for capitalized software is 4 years and for other intangible assets is 6 years.

The Company recorded write-downs of intangible assets of $ 11 million, $ 25 million and $ 26 million, in 2003, 2002 and 2001, respectively, related to software developed for internal use. The write-downs are included in other income (expense), net in the Consolidated Income Statement.

(U.S. dollar amounts in millions, except per share amounts)

Note 14 Equity accounted companies

The Company recorded earnings of $ 80 million, $ 211 million and $ 79 million in 2003, 2002 and 2001, respectively, in other income (expense), net, representing the Company's share of the pre-tax earnings (losses) of investees accounted for under the equity method of accounting. The Company has recorded, at December 31, 2003, and 2002, $ 562 million and $ 730 million, respectively, in investments and other, representing the Company's investment in these equity investees. Significant companies accounted for using the equity method of accounting included: Jorf Lasfar Energy Company S.C.A. (JLEC), Morocco (the Company owns 50 percent) and Swedish Export Credit Corporation (SECC), Sweden (the Company owned 35.4 percent). In June 2003, the Company sold its entire interest in SECC to the Government of Sweden. As reflected in its audited financial statements, SECC's total net income (loss) for the year ended December 31, 2002 and 2001 was $ 254 million and $ (32) million, respectively and SECC's shareholders' equity was $ 441 million and $ 526 million at December 31, 2002 and 2001, respectively.

	Investment balance 2003	Investment balance 2002	The Company's share of the pre-tax earnings (losses) of equity-accounted investees 2003	2002	2001
JLEC	$ 372	$ 336	$ 62	$ 73	$ 85
SECC	–	206	13	125	(16)
Other[1]	190	188	5	13	10
Total	**$ 562**	**$ 730**	**$ 80**	**$ 211**	**$ 79**
Less: Current income tax expense			(7)	(49)	(7)
The Company's share of earnings *of equity-accounted investees*			**$ 73**	**$ 162**	**$ 72**

[1] encompasses additional investments, none of which are individually significant

The following table represents selected financial information for JLEC and not the Company's share in this equity accounted company.

	2003	2002	2001
Total current assets	$ 277	$ 225	$ 267
Total non-current assets	$ 1,162	$ 1,124	$ 1,073
Total current liabilities	$ 314	$ 249	$ 188
Total non-current liabilities	$ 612	$ 621	$ 588
Total shareholders' equity	$ 513	$ 479	$ 564
Revenues	$ 369	$ 364	$ 357
Income before taxes	$ 122	$ 143	$ 168
Net income	$ 120	$ 132	$ 161

As security for repayment by JLEC of certain of its loans, the Company, JLEC and the other 50 percent shareholder in JLEC have entered into various pledge agreements with several banks and other secured parties. The Company has pledged all of its shares, claims, rights and interest in JLEC in accordance with the pledge agreements. Such security shall continue in effect until the repayment in full of all outstanding principal and interest and other fees, which is scheduled to occur in February 2013.

The Company has entered into other similar pledge agreements for certain other equity accounted for companies. The Company has also granted lines of credit and has committed to provide additional capital for certain equity accounted companies. At December 31, 2003, the total unused lines of credit amounted to $ 11 million and the capital commitments amounted to $ 64 million.

The Company's 2003 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted investees and other related parties:

	2003	2002
Revenues	$ 123	$ 93
Receivables	$ 98	$ 75
Other current assets	$ 17	$ 27
Financing receivables, non-current	$ 22	$ 76
Payables	$ 6	$ 30
Short-term borrowings	$ 32	$ 39
Long-term borrowings	$ 48	$ 1
Other current liabilities	$ 4	$ 21

(U.S. dollar amounts in millions, except per share amounts)

Note 15 Borrowings

The Company's total borrowings at December 31, 2003 and 2002 were $ 7,887 million and $ 7,928 million, respectively.

Short-term borrowings

The Company's short-term borrowings consist of the following:

December 31,	2003	2002
Commercial paper (weighted-average interest rate of 4.8%)	$ –	$ 478
Other short-term borrowings (weighted-average interest rate of 3.8% and 5.3%)	246	428
Current portion of long-term borrowings (weighted-average interest rate of 4.9% and 3.7%)	1,351	1,664
Total	**$ 1,597**	**$ 2,570**

Other short-term borrowings primarily represent short-term loans from various banks. Commercial paper outstanding at December 31, 2002 had maturities of less than 3 months.

On November 17, 2003, the Company entered into a new unsecured syndicated $ 1.0 billion three-year revolving credit facility, which became available in December 2003 after the fulfillment of certain conditions, including the repayment and cancellation of the existing $ 1.5 billion 364-day facility entered into in December 2002 and the raising of a specified minimum level of gross proceeds from the rights issue (see Note 23) and from the euro denominated bonds issued in November 2003.

No amount was drawn under the new facility at December 31, 2003. The interest costs of borrowings under the facility are LIBOR (or EURIBOR in the case of drawings in euro) plus 0.8 percent to 2.25 percent, depending on the Company's senior unsecured long-term debt rating. Commitment fees are paid on the unused portion of the facility and a utilization fee is payable when borrowings are equal to or greater than 33 percent of the facility; the level of these fees is linked to the ratings of the Company's senior unsecured long-term debt.

The new credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis beginning with the period ended December 31, 2003. Should the Company's senior unsecured long-term debt ratings reach certain defined levels, these covenants will only have to be calculated at June and December of each year. The new facility also contains provisions for the mandatory prepayment and cancellation of the facility upon a change of control of the Company.

The new credit facility imposes restrictions on the amount of third party indebtedness in subsidiaries other than in the obligors under the facility, subject to certain exceptions. The facility also contains certain other undertakings including limitations on disposals of assets, restrictions on mergers and acquisitions, negative pledges and restrictions on the early redemption of capital market instruments, such as bonds having a maturity date beyond that of the facility. However, the facility permits the lengthening of the maturity profile of the Company's debt through the early redemption of any bonds or other capital market instruments out of the net cash proceeds of any capital market instrument issued after November 17, 2003, and having a maturity date not earlier than the capital market instruments being repaid.

The new facility contains cross-default clauses whereby an event of default would occur if the Company was to default on indebtedness, as defined in the facility, at or above a specified threshold.

At December 31, 2002, nothing had been drawn under the $ 1.5 billion facility which was secured by a package of assets with a net carrying value of $ 3.5 billion at December 31, 2002, and by certain intra-group loans. Beginning January 2003, amounts were drawn under the facility in line with the facility's specified monthly borrowing limits. Commitment fees were paid on the unused portion of the facility. The interest costs on borrowings were LIBOR plus 3.5 percent, or, for any borrowing in euro, EURIBOR plus 3.5 percent. In December 2003, the amount outstanding was repaid, the facility cancelled and the related security released.

Long-term borrowings

The Company utilizes a variety of derivative products to modify the characteristics of its long-term borrowings. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term borrowings into floating rate obligations. For certain non-U.S. dollar denominated borrowings, the Company utilizes cross-currency swaps to effectively convert the borrowings into U.S. dollar obligations. As required by SFAS 133, borrowings, which have been designated as being hedged by fair value hedges are stated at their fair values.

The following table summarizes the Company's long-term borrowings considering the effect of interest rate and currency swaps:

	December 31, 2003			December 31, 2002		
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	$ 4,241	5.9%	3.2%	$ 5,242	5.1%	3.0%
Fixed rate	1,754	5.8%	5.8%	1,027	5.0%	5.0%
Convertible bonds	1,646	4.1%	4.1%	753	4.6%	4.6%
	7,641			**7,022**		
Current portion of long-term borrowings	(1,351)	4.9%	1.8%	(1,664)	3.7%	1.9%
Total	**$ 6,290**			**$ 5,358**		

(U.S. dollar amounts in millions, except per share amounts)

Note 15 Borrowings, continued

At December 31, 2003, maturities of long-term borrowings were as follows:

Due in 2004	$ 1,351
Due in 2005	1,195
Due in 2006	646
Due in 2007	898
Due in 2008	879
Thereafter	2,672
Total	**$ 7,641**

In November 2003, the Company issued bonds of an aggregate principal amount of 650 million euro, or approximately $ 769 million at issuance, due 2011. These bonds pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of the bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

In September 2003, the Company issued convertible unsubordinated bonds of an aggregate principal amount of 1,000 million Swiss francs, or approximately $722 million at issuance, due 2010. The bonds pay interest annually in arrears at a fixed annual rate of 3.5 percent. On issuance, each 5,000 Swiss francs of principal amount of bonds was convertible into 418.41004 fully paid ordinary shares of the Company at an initial conversion price of 11.95 Swiss francs. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the decision at the extraordinary general meeting of shareholders on November 20, 2003, to increase the share capital of the Company by issuing a further 840,006,602 shares, the conversion price and conversion ratio of the bonds were adjusted to 9.53 Swiss francs and 524.65897 shares respectively, effective December 12, 2003, representing a total of 104,931,794 shares if the bonds were fully converted.

The bonds are convertible at the option of the bondholder at any time from October 21, 2003 up to and including the tenth business day prior to September 10, 2010. The Company may at any time on or after September 10, 2007 redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of the Company's ordinary shares on the relevant exchange has been at least 150 percent of the conversion price. In addition, at any time prior to maturity, the Company can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

In May 2002, the Company issued $ 968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent. The bonds were initially convertible into 84,940,935 fully paid ordinary shares of the Company at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue and resulting increase in the share capital of the Company, the conversion price of the bonds was adjusted, effective November 21, 2003, to 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar), representing a total of 107,220,546 shares if the bonds were fully converted.

The $ 968 million bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. The Company may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if, (1) for a certain number of days during a specified period of time, the official closing price of the Company's ordinary shares on the virt-x exceeds 130 percent of the conversion price, or (2) if at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

The Company's shares are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Consequently, in accordance with SFAS 133, as clarified in discussions between the Company and the Securities and Exchange Commission, a component of the $ 968 million convertible bonds must be accounted for as an embedded derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative creates a discount on issuance, which is amortized to earnings over the life of the bonds. Through December 31, 2002, primarily as a result of the decline in the Company's share price since issuance of the bonds, the Company recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $ 215 million, with a corresponding reduction in long-term borrowings. At December 31, 2003, as a result of an increase in value of the derivative (related among other factors, to the increase in the Company's share price since December 31, 2002), combined with the continued amortization of the discount on issuance, there was a charge to interest and other finance expense of $ 84 million in 2003, and a corresponding increase in long-term borrowings, when compared to December 31, 2002.

In May 2002, the Company issued bonds due in 2009 with an aggregate principal amount of 200 million pounds sterling, or approximately $ 292 million at the time of issuance, which pay interest semi-annually in arrears at 10 percent per annum. The Company also issued in May 2002 bonds due in 2008 with an aggregate principal amount of 500 million euro, or approximately $ 466 million at the time of issuance, which pay interest annually in arrears at 9.5 percent per annum.

The 200 million pounds sterling bonds and the 500 million euro bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB–, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent for the sterling and euro bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB–, respectively, then the annual interest rate on the bonds increases by 1.5 percent per annum to 11.5 percent and 11 percent for the sterling and euro bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB–, respectively, then the interest rates on the bonds return to the interest level at issuance. As a result of the downgrade of the Company's long-term credit rating by Moody's to Ba2 on October 31, 2002,

(U.S. dollar amounts in millions, except per share amounts)

Note 15 Borrowings, continued

this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade.

In line with the Company's policy of reducing its interest and currency exposure, a cross-currency swap has been used to modify the characteristics of the 200 million pounds sterling bonds and an interest rate swap to modify the 500 million euro bonds. After considering the impact of the cross-currency and interest rate swaps, the 200 million pounds sterling bonds effectively became a floating rate U.S. dollar obligation, while the 500 million euro bonds became a floating rate euro obligation. In both cases, the floating rate resets every three months. Accordingly, both the 200 million pounds sterling bonds and the 500 million euro bonds are included as "floating rate" in the table of long-term borrowings above.

In 2003 and 2002, the Company repurchased outstanding bonds with a face value of $ 94 million and $ 109 million, respectively. In connection with these repurchases the Company recorded an insignificant gain on extinguishments of debt. In 2002, the Company cancelled repurchased bonds with a face value of $ 31 million and subsequently re-issued repurchased bonds totaling a face value of $ 19 million. The re-issue price became the new cost basis of the bonds.

Almost all of the Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company was to default on any borrowing at or above a specified threshold.

Note 16 Accrued liabilities and other

Accrued liabilities and other consists of the following:

December 31,	2003	2002
Asbestos and related costs (see Note 18)	$ 813	$ 1,091
Accrued personnel costs	650	643
Provisions for warranties and contract penalties	566	434
Contract related reserves	532	505
Taxes payables	425	412
Interest	303	277
Provisions for restructuring	269	232
Derivatives	220	1,102
Deferred taxes	200	236
Pension and other employee benefits	110	101
Other	1,052	1,102
Total	**$ 5,140**	**$ 6,135**

The amount in "Other" represents provisions for project disputes, other legal related matters and other accrued expenses and deferred income.

Note 17 Leases

Lease obligations

The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. During 2002 the Company entered into a sale-leaseback transaction relating to substantially all of the Company's properties in Sweden. This resulted in an increase in minimum rent payments to third parties, as compared to the previous years. Minimum rent expense under operating leases included in the income from continuing operations was $ 403 million, $ 323 million and $ 200 million in 2003, 2002 and 2001, respectively.

At December 31, 2003, future net minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year consist of the following:

2004	$ 363
2005	292
2006	241
2007	187
2008	174
Thereafter	623
	1,880
Sublease income	(82)
Total	**$ 1,798**

(U.S. dollar amounts in millions, except per share amounts)

Note 17 Leases, continued
Investments in leases

The Company's former Financial Services division provided sales support to the Company's industrial entities' customers by means of lease financing and credit arrangements, as well as other direct third-party lease financing. In November 2002, the Company completed the sale of most of its Structured Finance business, part of the former Financial Services division, to GE (see Note 3). The Structured Finance portfolio divested included global infrastructure financing, equipment leasing and financing businesses. During 2003, the Company sold various lease portfolios in Germany, Finland and Switzerland. These transactions are in line with the Company's ongoing strategy to divest non-core businesses to focus on power and automation technologies. The Company retained some leasing assets including investments in sales-type leases, leveraged leases and direct financing leases that are included in financing receivables (see Note 11).

The Company's non-current investments in direct financing, sales-type and leveraged leases, including $ 54 million of net investments in an aircraft leasing portfolio, reported by a VIE in Sweden (see Note 8), consist of the following:

December 31,	2003	2002
Minimum lease payments receivable	$ 415	$ 653
Residual values	42	48
Unearned income	(57)	(145)
	400	**556**
Leveraged leases	61	35
	461	**591**
Current portion	(36)	(41)
Total	**$ 425**	**$ 550**

At December 31, 2003, minimum lease payments under direct financing and sales-type leases are scheduled to be received as follows:

2004	$ 50
2005	47
2006	37
2007	24
2008	21
Thereafter	236
Total	**$ 415**

Note 18 Commitments and contingencies

IBM Outsourcing Agreement

In 2003, the Company entered into a 10-year global framework agreement with International Business Machines Corporation (IBM) to outsource the Company's information systems infrastructure services to IBM. This global framework agreement forms the basis for country agreements entered into between the Company and IBM in 13 countries in which the Company operates as well as Company headquarters. Pursuant to these agreements, the Company's information technology (IT) personnel were transferred and certain IT equipment was sold to IBM. Costs associated with the transfer of employees have been recognized in 2003 and were not significant. The IT equipment was sold to IBM at its net book value resulting in no gain or loss on disposal.

Pursuant to the global framework agreement, the Company is permitted to terminate an individual country agreement, on providing to IBM three months notice. On termination, termination charges, which are within standard commercial terms, are payable to IBM. Such termination charges decline over the term of the global framework agreement and are based on the preceding 12-month period's costs and the number of years remaining on the agreement.

The global framework agreement also includes an obligation for IBM to lease new personal computers and other IT equipment to the Company as older equipment is retired. The Company accounts for these items as capital leases or operating leases based on the terms of the leases.

Further, pursuant to the global framework agreement, IBM will receive monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Expected total annual costs during the 10-year term of the global framework agreement approximate $170 million based on the current level of usage of the services.

While the above agreement was negotiated and transacted at arms-length between IBM and the Company, it should be noted that Jürgen Dormann, the Company's Chairman and CEO, was a member of the Board of Directors of IBM until April 29, 2003, and Hans-Ulrich Märki, a director on the Company's Board of Directors, is general manager of IBM Europe/Middle East/Africa.

Contingencies – General

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business that have not been finally adjudicated. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation. However, except as stated below, management is of the opinion, based upon information presently available and on advice of external counsel, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

(U.S. dollar amounts in millions, except per share amounts)

Note 18 Commitments and contingencies, continued

In response to information provided by the Company's employees, during 2003 and 2002 the Company undertook an investigation of potentially improper business conduct within the Company's Oil, Gas and Petrochemical business. In such internal investigations, the Company uncovered a limited number of improper payments in the Upstream business in Africa, Central Asia and South America, which the Company has voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The payments violated the Company's internal policies on business ethics. The Company is cooperating fully with the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The Company has hired outside counsel and auditors (other than its auditors) to assist in a compliance review to determine whether other instances of improper payments exist. The compliance review is being conducted jointly with the purchaser of the Upstream business and with the purchaser's outside counsel and auditors.

If the U.S. Department of Justice and the U.S. Securities and Exchange Commission determine that violations of the law have occurred, they could seek civil or, in the case of the U.S. Department of Justice, criminal sanctions, including monetary penalties against the Company. The Company is currently not able to predict the final outcome of the compliance review but expects that any civil or criminal sanctions or proceedings arising from disclosures to the U.S. Department of Justice and the U.S. Securities and Exchange Commission will be disposed of voluntarily. The Company has also taken the following remedial actions: terminated the improper payments; terminated contracts with an individual and companies believed to have been involved in the improper payments; replaced senior management at the relevant subsidiary; disciplined the responsible employees with a range of sanctions including severance of employment; loss of compensation and title, formal reprimands and ethics counseling and training; hired outside experts to assist in the correction of books and records to properly record the payments; and has provided and will be providing additional ethics and compliance training.

Contingencies – Environmental

The Company is a participant in several legal and regulatory actions, which result from various U.S. and other federal, state and local environmental protection legislation as well as agreements with third parties. While the Company cannot estimate the impact of future regulations affecting these actions, management believes that the ultimate resolution of these matters will not have a material impact on the Company's financial position, results of operations or cash flows.

Provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value. In respect to these matters, the Company may be able to recover a portion of the costs from insurers or other third parties. Receivables are recorded when it is probable that recoveries will be collected.

Guarantees-general

Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees; Including Indirect Guarantees of Indebtedness of Others*. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

Guarantees-performance

Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

FIN 45 requires that the Company disclose the "maximum potential exposure" of certain guarantees as well as possible recourse provisions that may allow the Company to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of the Company's assessment of actual exposure under the guarantees. The information below reflects the Company's maximum potential exposure under the guarantees, which is higher than management's assessment of the expected exposures.

The Company retained obligations for guarantees related to the power generation business contributed in mid-1999 to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees, and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. In May 2000, the Company sold its interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, the Company is unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Management's best estimate of the total "maximum potential exposure" of quantifiable guarantees issued by the Company on behalf of its former power generation business was approximately $ 1,200 million and $ 2,200 million at December 31, 2003 and 2002, respectively. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. At December 31, 2003, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded at December 31, 2003 and 2002.

During 2003, the Company was released from the obligations of surety bonds retained related to the sale of its nuclear business to British Nuclear Fuels PLC. As a result, the Company's maximum potential exposure under these bonds has been reduced from $ 640 million at December 31, 2002 to zero at December 31, 2003.

(U.S. dollar amounts in millions, except per share amounts)

Note 18 Commitments and contingencies, continued

Guarantees-financial

Financial guarantees represent irrevocable assurances that the Company will make payment to the beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2003 and 2002, the Company had $ 207 million and $ 223 million, respectively, of financial guarantees outstanding. Of that amount, $ 189 million and $ 206 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have maturity dates ranging from one to thirteen years. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, no provision has been recorded at December 31, 2003 and 2002.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The provision for warranties and contract penalties in Note 16 includes penalties resulting from delays in contract fulfillment, which is not included in the amounts below.

Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

December 31,	2003	2002
Balance at the beginning of year	$ 343	$ 331
Claims paid in cash or in kind	(37)	(46)
Net increase to provision for changes in estimates, warranties issued, and warranties expired	191	58
Balance at the end of year	**$ 497**	**$ 343**

In 1998, the Company entered into an engineering, procurement and project management contract with a customer for an oil and petrochemical refinery in India with a contract value of approximately $ 860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60 percent complete and has been stalled for the past few years due to complications encountered by the customer in obtaining necessary additional financing. Given the uncertainty as to whether the project will be restarted, the Company recorded a loss of $ 108 million in 2003 to write down its remaining net assets associated with this project. If the project is not restarted, the Company will be subject to certain contingent liabilities to third parties.

Asbestos Liability

Overview

When the Company sold its 50 percent interest in the former ABB ALSTOM POWER NV joint venture to ALSTOM in May 2000, it retained ownership of Combustion Engineering Inc. (Combustion Engineering), a subsidiary that had conducted part of the Company's former power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering is a co-defendant, together with other third parties, in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Asbestos claims have been brought against other of the Company's entities, including ABB Lummus Global Inc. (Lummus) (which is part of the Company's Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, have been less significant than the Combustion Engineering claims and have not had a material impact on the Company's financial position, results of operations or cash flows.

From 1989 through February 17, 2003 (the date that Combustion Engineering filed for Chapter 11 as described below) approximately 438,000 asbestos-related claims have been filed against Combustion Engineering. On February 17, 2003 there were approximately 164,000 asbestos related personal injury claims pending against Combustion Engineering. There were approximately 138,000 such claims pending against Combustion Engineering on December 31, 2002 and approximately 94,000 such claims were pending on December 31, 2001. Of the approximately 164,000 claims that were pending on February 17, 2003, approximately 111,000 are claims that the Company has treated as settled (including those settled under the Master Settlement Agreement described below) but under which there are continuing payments. Approximately 29,000 new claims were made in the period from January 1, 2003 to February 17, 2003; 79,000 in 2002 and 55,000 in 2001. Approximately 30,000 claims were resolved in the period from January 1, 2003 to February 17, 2003 (all but 111 of which were resolved under the Master Settlement Agreement); approximately 34,500 claims were resolved in 2002 and approximately 27,000 claims were resolved in 2001. At December 31, 2003, there were approximately 14,800 claims pending against Basic and Lummus. Additionally, at December 31, 2003, there were 287 cases described below (involving approximately 8,700 claims) against entities of the Company other than Combustion Engineering, Lummus and Basic.

As of December 31, 2003 and 2002, provisions of $ 813 million and $ 1,091 million, respectively, were recorded on a consolidated basis in respect of the asbestos claims and related defense costs. These provisions were based on the Company's obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumed the confirmation and effectiveness of the pre-packaged plan. These provisions do not reflect probable insurance recoveries on those claims. The Company recorded receivables of approximately $ 232 million and $ 241 million at December 31, 2003 and 2002, respectively, for probable insurance recoveries, which were established with respect to asbestos claims. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $ 391 million (including $ 369 million contributed to the CE Settlement Trust, described below), $ 236 million (including $ 30 million contributed into the CE Settlement Trust), and $ 136 million in 2003, 2002 and 2001, respectively. Administration and defense costs were $ 36 million, $ 32 million and $ 13 million in 2003, 2002 and 2001, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 18 Commitments and contingencies, continued

Cash payments to resolve claims against entities other than Combustion Engineering, Lummus and Basic have been immaterial to date, totalling less than $ 0.3 million in the aggregate. The Company has not maintained a reserve for the claims pending against such entities. Of the claims outstanding at December 31, 2003, approximately 2,250 claims were brought in Mississippi in 2002 in a single case that names hundreds of co-defendants and makes no specific allegations of any relationship between any of the Company's entities and the plaintiffs. Approximately 3,900 claims have been brought in Ohio by claimants represented by a single law firm in cases that typically name 50 to 60 co-defendants and do not allege any specific linkage between the plaintiffs and any of the Company's entities. The remaining claims are pending in various jurisdictions. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiffs and any of the Company's entities. As these claims are unrelated to Combustion Engineering, Lummus or Basic, they will not be resolved pursuant to the pre-packaged bankruptcy plan of Combustion Engineering described below. The Company's experience resolving these claims to date indicates that they have not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

Negotiations with Representatives of Asbestos Claimants and Pre-Packaged Chapter 11 Filing

In October 2002, the Company and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($ 812 million at September 30, 2002 and $ 828 million at December 31, 2002) if its historical settlement patterns continued into the future. At that time, the Company and Combustion Engineering were actively considering various options for resolving Combustion Engineering's asbestos liabilities, including the possible reorganization of Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code. In that context, the Company believed that estimating Combustion Engineering's asbestos liabilities based on historical settlement patterns was no longer appropriate. Subsequently, the Company and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. The Company and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

Beginning in October 2002, the Company and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the amount of and provides for the partial payment on approximately 110,000 open asbestos-related personal injury claims that had been lodged against Combustion Engineering.

Pursuant to the Master Settlement Agreement, the CE Settlement Trust was funded by:

- cash contributions from Combustion Engineering in the amount of $ 5 million;
- cash contributions from ABB Inc., a subsidiary of ABB Ltd, in the amount of $ 30 million by December 31, 2003;
- a promissory note from Combustion Engineering in the principal amount of approximately $ 101 million (guaranteed by Asea Brown Boveri Inc., a subsidiary of ABB Ltd); and an assignment by Combustion Engineering of the $ 311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

Pre-Packaged Plan of Reorganization

On January 17, 2003, the Company announced that the Company and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The agreement was reached with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had filed claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

The Plan provides for the creation of the Asbestos PI Trust, an independent trust which is separate and distinct from the CE Settlement Trust and addresses Asbestos PI Trust Claims, which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the Plan ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic) would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). A preliminary injunction is currently in force. The Asbestos PI Trust would be funded with cash and other assets, including approximately 30 million common shares of ABB Ltd. The total package is valued at approximately $ 800 million.

The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will also be entitled to distributions from the Asbestos PI Trust.

(U.S. dollar amounts in millions, except per share amounts)

Note 18 Commitments and contingencies, continued

On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

- a $ 20 million 5 percent term note with a maximum term of ten years from the effective date of the Plan, issued by Combustion Engineering and secured by its Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);
- excess cash held by Combustion Engineering on the effective date of the Plan;
- a promissory note issued by ABB Inc. and ABB Ltd and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $ 350 million, payable in installments commencing in 2004, with $ 50 million to be paid during 2004, $ 100 million to be paid during 2005 and $100 million to be paid during 2006, and further providing for payments amounting to $ 50 million to be paid no later than 2010 ($ 25 million of which may be payable as early as 2006) and contingent payments of an additional aggregate amount of $ 50 million (in equal $ 25 million installments) in 2008 and 2009 if ABB Ltd meets certain financial performance standards (an EBIT margin of 12 percent in 2007 and 2008);
- a non-interest bearing promissory note on behalf of Lummus in the amount of $ 28 million payable in relatively equal annual installments over 12 years;
- a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $ 10 million payable in relatively equal annual installments over 12 years;
- 30,298,913 shares of ABB Ltd (the "CE Settlement Shares"), which had a fair value at December 31, 2003 of $ 154 million and $ 86 million at December 31, 2002. The obligation to deliver these CE Settlement Shares will continue to be marked to market, with changes in the fair value of the CE Settlement Shares reflected in earnings of the Company until such CE Settlement Shares are contributed to the Asbestos PI Trust;
- the Company will execute and deliver a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering's Windsor, Connecticut site for the benefit of Combustion Engineering;
- Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust any proceeds under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are approximately $ 200 million for Combustion Engineering, approximately $ 43 million for Lummus and approximately $ 28 million for Basic, although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($ 86 million at December 31, 2003); and
- if Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $ 5 million to the CE Settlement Trust and $ 5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $ 5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds from the sale of Lummus.

Next Steps in the Chapter 11 Process

The Plan, including the channelling injunction, will become effective when the U.S. Bankruptcy Court recommends the issuance of a confirmation order (which occurred on July 10, 2003), the confirmation order is entered by the U.S. District Court (which occurred on August 8, 2003) and has become a final order that is not subject to appeal, and certain other conditions to the effectiveness of the Plan have been satisfied.

The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and approximately 97 percent of qualified ballots voted to approve the Plan. A confirmation hearing and related hearings commenced on April 7, 2003 and continued from time to time through early June 2003. On June 23, 2003, the U.S. Bankruptcy Court issued its Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days (the "Ruling") and related findings of fact. The Ruling approved the disclosure statement that was the document used as the basis for soliciting approval of the Plan from asbestos claimants and verified the voting results that approved the Plan. Although the Ruling did not confirm the Plan, it indicated that the U.S. Bankruptcy Court would recommend that the Plan be confirmed if the Company and Combustion Engineering could establish to the court's satisfaction certain specified information. The Company then submitted the additional information for the court's consideration.

On July 10, 2003, the U.S. Bankruptcy Court issued a Supplemental and Amendatory Order Making Additional Findings and Recommending Confirmation of Plan of Reorganization (the "Supplemental Ruling"). The Supplemental Ruling recommended to the U.S. District Court, among other things, that the Plan be confirmed.

Following the issuance of the Supplemental Ruling, interested parties had a period during which they could appeal the Ruling and the Supplemental Ruling. This appeal period expired on July 24, 2003. A number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Basic and Lummus, filed appeals based on various objections to the Plan, including the following:

- arguments that Combustion Engineering is not permitted to obtain a channelling injunction that protects Combustion Engineering's affiliates with respect to claims against Combustion Engineering;
- arguments that asbestos claims against Lummus and Basic cannot be made subject to a channelling injunction;
- arguments that the disclosure provided in connection with the solicitation of acceptances of the Plan did not satisfy the required standards;
- arguments that claimants covered by the Plan would fare better outside the Plan;

(U.S. dollar amounts in millions, except per share amounts)

Note 18 Commitments and contingencies, continued

- arguments that the Plan and the Bankruptcy Court's rulings improperly affect the rights and obligations of insurance carriers who have continuing obligations to provide insurance coverage with respect to Combustion Engineering's asbestos liabilities;
- arguments that the Plan and the Bankruptcy Court's rulings fail to address properly the indemnification rights of certain insurers; and
- arguments that the Bankruptcy Court was in error in not permitting the release of the trust created under the Master Settlement Agreement and certain other entities, under the Plan.

The U.S. District Court held a hearing on July 31, 2003, with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. Although the Circuit Court has set, and then moved, the date for the hearing for December 16, 2003, January 12, 2004 and February 4, 2004, there is not now a scheduled hearing date. Rather the Circuit Court has ordered that oral argument is postponed pending resolution of certain recusal motions against the U.S. District Court Judge in an unrelated case. The Company cannot be certain of when a hearing will be scheduled or the duration or outcome of the appeal process. Regardless of whether or not the Plan becomes effective, the Master Settlement Agreement remains effective.

Effect of the Plan on the Company's Financial Position

The Company recorded expenses related to asbestos of $ 145 million, $ 420 million and $ 470 million in loss from discontinued operations, net of tax, for 2003, 2002 and 2001, respectively. Loss from discontinued operations, net of tax for 2003 includes a charge of $ 68 million, net of tax, resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a provision of $ 41 million, representing the present value of the first two $ 25 million payments previously considered contingent, as well as $ 36 million of other costs. The 2002 amount reflected the Company's estimate of incremental total costs to be incurred based upon the terms of the Plan. In 2001, loss from discontinued operations, net of tax, reflected a charge to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled.

Based upon management's expectation that the Plan will be implemented, the Company has recorded provisions of $ 813 million at December 31, 2003, in accrued liabilities and other. If the Plan becomes effective, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the timing of the future cash payments to the Asbestos PI Trust. Future earnings will be affected by mark-to-market adjustments relating to the CE Settlement Shares through the effective date of the Plan, as well as contingent payments when they become probable of payment. In the event the Plan does not become effective, the ultimate cost for the resolution of asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic may be significantly higher and could have a material adverse impact on the Company's consolidated financial position, results of operations and cash flows.

Contingencies related to former Nuclear Technology business

The Company retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by its Nuclear Technology business, which was sold to British Nuclear Fuels PLC (BNFL) in April 2000. Pursuant to the purchase agreement with BNFL, the Company has retained all of the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with its ABB C-E Nuclear Power Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, the Company believes that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, the Company believes the remediation may take until 2008. At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the U.S. government. The Company believes that a significant portion of the remediation costs will be covered by the U.S. government under the government's Formerly Utilized Sites Remedial Action Program. As a result of the sale of the Nuclear Technology business, during 2000, the Company established in other liabilities a reserve of $ 300 million in connection with its estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $ 6 million, $ 12 million and $ 6 million during 2003, 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed above, the Company will assume any and all remaining environmental liabilities of Combustion Engineering in respect to the Windsor and Hematite sites.

(U.S. dollar amounts in millions, except per share amounts)

Note 19 Taxes

Provision for taxes consists of the following:

Year ended December 31,	2003	2002	2001
Current taxes on income	$ 191	$ 250	$ 149
Deferred taxes	(113)	(176)	(62)
Tax expense from continuing operations	**78**	**74**	**87**
Tax expense from discontinued operations	212	81	15

The weighted average tax rate is the tax rate that would result applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country.

Year ended December 31,	2003	2002	2001
Reconciliation of taxes:			
Income from continuing operations before taxes and minority interest	$ 246	$ 220	$ 294
Weighted-average tax rate	42.7%	41.4%	37.8%
Taxes at weighted-average tax rate	**105**	**91**	**111**
Items taxed at rates other than the weighted-average tax rate	14	(127)	(1)
Non-deductible goodwill amortization	–	–	49
Changes in valuation allowance	9	106	(30)
Changes in enacted tax rates	3	1	6
Other, net	(53)	3	(48)
Tax expense from continuing operations	**$ 78**	**$ 74**	**$ 87**
Effective tax rate for the year	**31.7%**	**33.6%**	**29.6%**

Items taxed at rates other than the weighted-average tax rate in 2003 include $ 84 million loss comprising the change in fair value of the embedded derivative contained in the Company's $ 968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds (see Note 15), partially offset by earnings recognized in relation to certain of the Company's equity accounted investments. In 2002, items taxed at rates other than the weighted-average tax rate include $ 215 million gain, reflecting the change in fair value of the embedded derivative contained in the Company's $ 968 million convertible bonds, partially offset by amortization of the discount on issuance of these bonds, as well as earnings recognized in relation to certain of the Company's equity accounted investments.

Non-deductible goodwill amortization did not impact the reconciliation of taxes in 2003 and 2002, as the Company ceased amortizing goodwill on January 1, 2002, pursuant to the adoption of SFAS 142.

The reconciliation of taxes for 2002 includes changes in valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in the valuation allowance was required as the Company determined it was more likely than not that such deferred tax assets would no longer be realized. In 2001, the reconciliation of taxes includes changes in valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in the valuation allowance was required as the Company determined it was more likely than not certain deferred tax assets would be realized.

In 2003 and 2001, the reconciling item other, net of $ (53) million and $ (48) million includes an amount of $ 56 million and $ 50 million, respectively, relating to adjustments with respect to the favorable resolution of certain prior year tax matters.

In 2003, the income from continuing operations before taxes and minority interest of $ 246 million includes an $ 84 million loss comprising the change in fair value of the embedded derivative contained in the Company's $ 968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds. Furthermore, the tax expense from continuing operations includes the release of a $ 38 million tax provision related to a tax case ruled in favor of the Company. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would be 35.2 percent.

(U.S. dollar amounts in millions, except per share amounts)

Note 19 Taxes, continued

Deferred income tax assets and liabilities consist of the following:

Year ended December 31,	2003	2002
Deferred tax liabilities:		
Financing receivables	$ (244)	$ (226)
Property, plant and equipment	(461)	(407)
Pension and other accrued liabilities	(333)	(345)
Other	(131)	(169)
Total deferred tax liability	**(1,169)**	**(1,147)**
Deferred tax assets:		
Investments and other	20	2
Property, plant and equipment	172	58
Pension and other accrued liabilities	680	849
Unused tax losses and credits	1,419	1,059
Other	429	331
Total deferred tax asset	**2,720**	**2,299**
Valuation allowance	(1,610)	(1,227)
Deferred tax asset, net of valuation allowance	**1,110**	**1,072**
Net deferred tax liability	**$ (59)**	**$ (75)**

Deferred tax assets and deferred tax liabilities can be allocated between current and non-current as follows:

Year ended December 31,	2003		2002	
	Current	Non-current	Current	Non-current
Deferred tax liability	$ (200)	$ (969)	$ (236)	$ (911)
Deferred tax asset, net	553	557	556	516
Net deferred tax asset (liability)	**$ 353**	**$ (412)**	**$ 320**	**$ (395)**

The non-current deferred tax asset, net, is included in investments and other.

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, valuation allowances of $ 1,610 million and $ 1,227 million have been established at December 31, 2003 and 2002, respectively.

At December 31, 2003, net operating loss carry-forwards of $ 3,566 million and tax credits of $ 110 million are available to reduce future taxes of certain subsidiaries, of which $ 2,210 million loss carry-forwards and $ 75 million tax credits expire in varying amounts through 2023 and the remainder do not expire. These carry-forwards are predominately related to the Company's U.S. and German operations.

Note 20 Other liabilities

The Company's other liabilities amount to $ 1,837 million and $ 1,584 million at December 31, 2003 and 2002, respectively.

Other liabilities include non-current provisions of $ 446 million and $ 447 million, advances from customers relating to long-term construction contracts of $ 807 million and $ 564 million and non-current deferred income of $ 158 million and $ 149 million at December 31, 2003 and 2002, respectively. Other liabilities also includes the provision relating to the Company's estimated environmental remediation costs related to its former Nuclear Technology business (see Note 18) of $ 276 million and $ 282 million at December 31, 2003 and 2002, respectively.

The Company entered into tax advantaged leasing transactions with U.S. investors prior to 1999. Prepaid rents that have been received on these transactions are $ 312 million and $ 349 million at December 31, 2003 and 2002, respectively, and have been recorded as deposit liabilities. Net gains on these transactions are being recognized over the lease terms.

Note 21 Employee benefits

The Company operates several pension plans, including defined benefit, defined contribution and termination indemnity plans, in accordance with local regulations and practices. These plans cover the majority of the Company's employees and provide benefits to employees in the event of death, disability, retirement or termination of employment. Certain of these plans are multi-employer plans. The Company also operates postretirement health benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company's plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements.

The Company uses a December 31 measurement date for its plans.

(U.S. dollar amounts in millions, except per share amounts)

Note 21 Employee benefits, continued

Obligations and Funded Status

The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2003 and 2002, for the Company's benefit plans:

	Pension benefits		Other benefits	
	2003	**2002**	**2003**	**2002**
Benefit obligation at the beginning of year	$ 7,024	$ 6,005	$ 414	$ 389
Service cost	195	186	3	6
Interest cost	355	318	24	28
Contributions from plan participants	47	43	6	4
Benefit payments	(521)	(437)	(34)	(34)
Benefit obligations of businesses acquired	–	46	–	–
Benefit obligations of businesses disposed	(131)	(14)	–	–
Actuarial (gain) loss	(367)	(60)	41	26
Plan amendments and other	(14)	(56)	(88)	(5)
Exchange rate differences	847	993	1	–
Benefit obligation at the end of year	**7,435**	**7,024**	**367**	**414**
Fair value of plan assets at the beginning of the year	5,145	4,226	–	–
Actual return on plan assets	384	(84)	–	–
Contributions from employer	298	717	28	30
Contributions from plan participants	47	43	6	4
Benefit payments	(521)	(437)	(34)	(34)
Plan assets of businesses acquired	–	44	–	–
Plan assets of businesses disposed	(127)	(3)	–	–
Other	–	(50)	–	–
Exchange rate differences	573	689	–	–
Fair value of plan assets at the end of year	**5,799**	**5,145**	**–**	**–**
Unfunded amount[1]	**1,636**	**1,879**	**367**	**414**
Unrecognized transition liability	–	(1)	(6)	(60)
Unrecognized actuarial loss	(737)	(1,168)	(160)	(150)
Unrecognized prior service cost	(33)	(57)	15	–
Net amount recognized	**$ 866**	**$ 653**	**$ 216**	**$ 204**

[1] These amounts include $ 1,449 million and $ 1,181 million at December 31, 2003 and 2002, respectively for pension plans which are not required to be funded pursuant to local government and tax requirements.

In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), *Determining the Classification and Benefit Attribution Method for a "Cash Balance" Pension Plan.* EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. The Company adopted EITF 03-4 in May 2003. As a result, the Company accounts for certain of its plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 resulted in an actuarial gain of $ 406 million during 2003.

The following amounts have been recognized in the Company's Consolidated Balance Sheet at December 31, 2003 and 2002:

	Pension benefits		Other benefits	
	2003	**2002**	**2003**	**2002**
Prepaid pension cost	$ (530)	$ (572)	$ –	$ –
Accrued pension cost	1,579	1,428	216	204
Intangible assets	(2)	(24)	–	–
Accumulated other comprehensive loss	(181)	(179)	–	–
Net amount recognized	**$ 866**	**$ 653**	**$ 216**	**$ 204**

The total pension and other employee benefits liability of $ 1,904 million and $ 1,720 million, as reflected in pension and other employee benefits and in accrued liabilities and other (see Note 16), contains an accrual of $ 109 million and $ 88 million at December 31, 2003 and 2002, respectively, for employee benefits that do not meet the criteria of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* or Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* Approximately $ 6 million and $ 35 million of prepaid pension cost is included as a component of assets held for sale and in discontinued operations at December 31, 2003 and 2002, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 21 Employee benefits, continued

The pension and other employee benefits liability reported in the Consolidated Balance Sheet includes $ 183 million and $ 203 million at December 31, 2003 and 2002, respectively, to record a minimum pension liability. The minimum liability included in other comprehensive loss decreased $ 19 million in 2003 and increased $107 million in 2002.

The accumulated benefit obligation for all defined benefit pension plans was $ 7,156 million and $ 6,435 million at December 31, 2003 and 2002, respectively.

The projected benefit obligation (PBO) and fair value of plan assets for pension plans with benefit obligations in excess of plan assets were:

	2003			2002		
December 31,	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	$ 4,146	$ 2,382	$ 1,764	$ 6,956	$ 5,068	$ 1,888
Assets exceed PBO	3,289	3,417	(128)	68	77	(9)
Total	**$ 7,435**	**$ 5,799**	**$ 1,636**	**$ 7,024**	**$ 5,145**	**$ 1,879**

The accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2003			2002		
December 31,	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$ 2,199	$ 667	$ 1,532	$ 5,524	$ 4,206	$ 1,318
Assets exceed ABO	4,957	5,132	(175)	911	939	(28)
Total	**$ 7,156**	**$ 5,799**	**$ 1,357**	**$ 6,435**	**$ 5,145**	**$ 1,290**

Components of Net Periodic Benefit Cost

For the years ended December 31, 2003, 2002 and 2001, net periodic benefit cost consists of the following:

	Pension benefits			Other benefits		
	2003	2002	2001	2003	2002	2001
Service costs	$ 195	$ 186	$ 177	$ 3	$ 6	$ 5
Interest cost	355	318	311	24	28	26
Expected return on plan assets	(312)	(281)	(291)	–	–	–
Amortization transition liability	1	13	9	6	6	6
Amortization prior service cost	8	15	14	(1)	–	–
Amortization of net actuarial (gain) loss	43	22	4	8	6	3
Other	6	9	(19)	(1)	–	–
Net periodic benefit cost	**$ 296**	**$ 282**	**$ 205**	**$ 39**	**$ 46**	**$ 40**

Assumptions

The following weighted-average assumptions were used to determine benefit obligations at December 31, 2003 and 2002:

	Pension benefits		Other benefits	
	2003	2002	2003	2002
Discount rate	4.96%	5.05%	6.25%	6.74%
Rate of compensation increase	2.25%	3.05%	–	–

The following weighted-average assumptions were used to determine net periodic benefit cost for years ended December 31, 2003, 2002 and 2001:

	Pension benefits			Other benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	5.05%	5.32%	5.43%	6.74%	7.24%	7.72%
Expected long-term return on plan assets	6.01%	6.15%	6.81%	–	–	–
Rate of compensation increase	3.05%	3.07%	3.19%	–	–	–

(U.S. dollar amounts in millions, except per share amounts)

Note 21 Employee benefits, continued

The expected long-term rate of return on assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

The Company has multiple non-pension postretirement benefit plans. The Company's health care plans are generally contributory with participants' contributions adjusted annually.

	2003	2002
Health care cost trend rate assumed for next year	11.81%	12.92%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.96%	6.46%
Year that the rate reaches the ultimate trend rate	2013	2012

Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2003:

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost	$ 2	$ (2)
Effect on postretirement benefit obligation	$ 23	$ (20)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the U.S. In accordance with FASB Staff Position No. FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,* the Company has elected to defer recognition of the potential effect of the Act on the accumulated postretirement benefit obligation and the measurement of expense related to its U.S. plans at and for the year ended December 31, 2003. Authoritative guidance specific to the accounting treatment for the federal subsidy component of the Act is pending and that guidance, when issued by the FASB, may require the Company to change previously reported information.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan assets at December 31,	
Asset category	2003	2002
Equity securities	37%	33%
Debt securities	48%	51%
Real estate	11%	11%
Other	4%	5%
Total	**100%**	**100%**

The pension plan assets are invested in accordance with statutory regulations, pension plan rules, and recommendations of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

At December 31, 2003 and 2002, plan assets included approximately $ 5 million (approximately 1 million shares) and $ 3 million (approximately 1 million shares), respectively, of the Company's capital stock.

Contributions

The Company expects to contribute $ 248 million to its pension plans and $ 27 million to its other postretirement benefit plans in 2004.

The Company has a defined benefit pension plan that covers substantially all employees in Sweden. Effective December 31, 2002, the assets which had previously been pledged to the plan were contributed and have been reflected as a component of "Fair value of plan assets" at December 31, 2003 and 2002, respectively (see Note 5).

During 2002, the Company contributed $ 188 million of available-for-sale debt securities to certain of the Company's pension plans in the United States and the United Kingdom.

The Company also maintains several defined contribution plans. The expense for these plans was $ 23 million, $ 23 million and $ 26 million in 2003, 2002 and 2001, respectively. The Company also contributed $ 143 million, $ 141 million and $ 135 million to multi-employer plans in 2003, 2002 and 2001, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 22 Management incentive plan
The Company maintains a management incentive plan under which it offers stock warrants and warrant appreciation rights (WARs) to key employees for no consideration.

Warrants granted under this plan allow participants to purchase shares of the Company at predetermined prices. Participants may sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange (virt-x), which facilitates valuation and transferability of warrants granted under this plan.

Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants and WARs expire six years from the date of grant. As the primary trading market for shares of ABB Ltd is the SWX Swiss Exchange (virt-x), the exercise prices of warrants and the trading prices of equivalent warrants listed on the SWX Swiss Exchange (virt-x) are denominated in Swiss francs . Accordingly, exercise prices are presented below in Swiss francs. Fair values have been presented in U.S. dollars based upon exchange rates in effect as of the applicable period.

In November 2003, an extraordinary shareholders' meeting resolved to increase the Company's share capital by approximately 840 million shares through a rights issue. In December 2003, the Company completed the 7-for-10 rights offering for the 840 million new registered shares at an offer price of 4 Swiss francs per share resulting in a net increase of capital stock and additional paid-in capital of approximately $ 2.5 billion. As a result of the rights offering, the exercise price and conversion ratio of the warrants were adjusted so as to ensure that the intrinsic value of the warrants and WARs immediately after the rights offering was not in excess of the intrinsic value prior to the rights offering, and that the ratio of the exercise price per share to the market value per share was not reduced.

Warrants
The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock Based Compensation,* as amended. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company records no compensation expense related to the warrants, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. In accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation,* the Company records compensation expense based on the fair value of warrants retained by participants on the date their employment ceased, with an offset to additional paid in capital. The impact of such expense is not material.

Presented below is a summary of warrant activity for the years shown:

	Number of warrants	Number of shares [1][5]	Weighted-average exercise price (Swiss francs)[2][5]
Outstanding at January 1, 2001	55,442,400	19,949,848	30.74
Granted [3]	23,293,750	5,872,266	13.49
Forfeited	(2,240,000)	(581,651)	38.50
Outstanding at December 31, 2001	**76,496,150**	**25,240,463**	**26.55**
Forfeited	(8,105,090)	(2,043,264)	24.03
Outstanding at December 31, 2002	**68,391,060**	**23,197,199**	**26.77**
Granted [4]	27,254,250	5,450,850	7.00
Forfeited	(1,435,000)	(361,758)	19.66
Outstanding at December 31, 2003	**94,210,310**	**28,286,291**	**23.05**
Exercisable at December 31, 2001	10,538,000	8,612,664	22.17
Exercisable at December 31, 2002	29,751,060	13,456,203	25.71
Exercisable at December 31, 2003	**49,381,060**	**18,404,851**	**30.11**

(1) All warrants granted prior to 1999 require the exercise of 100 warrants for 81.73 registered shares of ABB Ltd. Warrants granted in 1999, 2000 and 2001 require the exercise of 100 warrants for 25.21 registered shares of ABB Ltd. No warrants were granted in 2002. Warrants granted in 2003 require the exercise of five warrants for one registered share of ABB Ltd. Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise.

(2) Information presented reflects the exercise price per registered share of ABB Ltd.

(3) The aggregate fair value at date of grant of warrants issued in 2001 was $ 16 million, assuming a dividend yield of 1.25 percent, expected volatility of 47 percent, risk-free interest rate of 3.5 percent, and an expected life of six years.

(4) The aggregate fair value at date of grant of warrants issued in 2003 was $ 12 million, assuming a zero percent dividend yield, expected volatility of 44 percent, risk-free interest rate of 2.41 percent, and an expected life of six years.

(5) *The exercise price of the warrants and number of shares underlying the warrants have been restated to reflect the adjustments made to the terms of the warrants in 2003 as a result of the rights offering*

(U.S. dollar amounts in millions, except per share amounts)

Note 22 Management incentive plan, continued
Presented below is a summary of warrants outstanding at December 31, 2003:

Exercise price (presented in Swiss francs)[1][3]	Number of warrants	Number of shares[2][3]	Weighted-average remaining life
24.51	4,743,000	3,876,435	2 weeks
20.26	5,795,000	4,736,229	0.9 years
29.75	4,648,060	1,171,758	1.4 years
32.73	14,565,000	3,671,781	1.9 years
42.05	19,630,000	4,948,648	2.5 years
13.49	17,575,000	4,430,590	3.9 years
7.00	27,254,250	5,450,850	5.9 years

[1] Information presented reflects the exercise price per registered share of ABB Ltd.

[2] Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise of warrants.

[3] The exercise price of the warrants and number of shares underlying the warrants have been restated to reflect the adjustments made to the terms of the warrants in 2003 as a result of the rights offering.

WARs
As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company is required by APB 25 to record a liability based upon the fair value of outstanding WARs at each period end, amortized on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded expense of $ 1 million for 2003 and income of $ 14 million and $ 58 million for 2002 and 2001, respectively, excluding amounts charged to loss from discontinued operations, net of tax, as a result of changes in the fair value of the outstanding WARs and the vested portion. To hedge its exposure to fluctuations in fair value of outstanding WARs, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 (EITF 00-19), *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* the cash-settled call options have been recorded as assets measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs. During 2003, 2002 and 2001, excluding amounts charged to loss from discontinued operations, net of tax, the Company recognized expense of $ 9 million, $ 26 million and $ 54 million, respectively, in interest and other finance expense, related to the cash-settled call options.

The aggregate fair value of outstanding WARs was $ 17 million and $ 9 million at December 31, 2003 and 2002, respectively. Fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange (virt-x).

Presented below is a summary of WAR activity for the years shown:

	Number of WARs outstanding
Outstanding at January 1, 2001	**65,361,040**
Granted	39,978,750
Exercised	(548,000)
Forfeited	(1,238,720)
Outstanding at December 31, 2001	**103,553,070**
Exercised	(1,455,080)
Forfeited	(3,803,750)
Outstanding at December 31, 2002	**98,294,240**
Granted	21,287,000
Exercised	(2,052,500)
Forfeited	(1,850,000)
Outstanding at December 31, 2003	**115,678,740**

At December 31, 2003 and 2002, 57,619,240 and 26,974,240 of the WARs were exercisable, respectively. The aggregate fair value at date of grant of WARs issued in 2003 and 2001 was $ 9 million and $ 28 million, respectively. No WARs were granted in 2002.

Note 23 Stockholders' equity
In March 2003, the Company sold 80 million treasury shares in two transactions for approximately $ 156 million.

At the Company's annual general meeting held on May 16, 2003, the Company's shareholders approved amendments to its articles of incorporation providing for an increase in authorized share capital and an increase in contingent share capital. The amendments include the creation of 250 million Swiss francs in authorized share capital, replacing 100 million Swiss francs that expired in June 2001. This entitled the Company's Board of Directors to issue up to 100 million new ABB shares, including approximately 30 million CE Settlement Shares (see Note 18). The amendments also include an increase of contingent capital from 200 million Swiss francs to 750 million Swiss francs, allowing the issue of up to a further 300 million new ABB Ltd shares which may be used primarily for the exercise of conversion rights granted in connection with issuance of bonds and other financial market instruments and for the issuance of new shares to employees.

Note 23 Stockholders' equity, continued
In October 2003, the Company announced a three-component capital-strengthening program, comprising of a share capital increase, a credit facility agreement and a bond issuance. As part of this program, in November 2003, an extraordinary shareholders' meeting resolved to increase the Company's share capital by approximately 840 million shares through a rights issue. In December 2003, the Company completed the 7-for-10 rights offering for the 840 million new registered shares at an offer price of 4 Swiss francs per share resulting in a net increase of capital stock and additional paid in capital of approximately $ 2.5 billion.

At December 31, 2003, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 CE Settlement Shares that are reserved for use with the pre-packaged plan of reorganization of Combustion Engineering. The CE Settlement Shares will only become outstanding and carry participation rights once the Plan becomes effective, and the shares are contributed to the Asbestos PI Trust. Should the Plan ultimately not become effective, the CE Settlement Shares reserved for such use would be cancelled by the Company. As these shares are presently held by one of the Company's subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company's Consolidated Financial Statements.

At December 31, 2003, including the warrants issued under the management incentive plan and call options sold to a bank at fair value during 2001 and 2003, the Company had outstanding obligations to deliver 59 million shares at exercise prices ranging from 7.00 to 42.05 Swiss francs. The call options expire in periods ranging from 2004 to 2009 and were recorded as equity instruments in accordance with EITF 00-19. Also, at December 31, 2003, the Company had obligations to deliver approximately 107 million shares at a conversion price of 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar) as a result of the issuance of convertible debt in May 2002 and to deliver approximately 105 million shares at a conversion price of 9.53 Swiss francs as a result of the issuance of convertible debt in September 2003. In addition, pursuant to the Plan described above and in Note 18, the Company will contribute the CE Settlement Shares to the Asbestos PI Trust after the Plan is declared effective.

Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation, and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd prepared in compliance with Swiss law. At December 31, 2003, of the 8,942 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,176 million Swiss francs is share capital, 2,192 million Swiss francs is restricted, 1,533 million Swiss francs is unrestricted and 41 million Swiss francs is available for distribution.

Note 24 Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to the convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive.

The shares issuable in relation to the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings per share in all periods presented as their inclusion would have been antidilutive. In 2002, the shares issuable in relation to the convertible bonds were included in the computation of diluted earnings per share for the period they were outstanding. In 2003, the shares issuable in relation to the convertible bonds were excluded from the calculation of diluted earnings per share as their inclusion would have been antidilutive.

Basic earnings per share:

Year ended December 31,	2003	2002	2001
Income from continuing operations	$ 86	$ 75	$ 171
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	–	(63)
Net loss	**$ (767)**	**$ (783)**	**$ (729)**
Weighted average number of shares outstanding (in millions)	1,220	1,113	1,132
Earnings per share:			
Income from continuing operations	$ 0.07	$ 0.07	$ 0.15
Loss from discontinued operations, net of tax	(0.70)	(0.77)	(0.73)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	–	(0.06)
Net loss	**$ (0.63)**	**$ (0.70)**	**$ (0.64)**

Note 24 Earnings per share, continued

Diluted earnings per share:

Year ended December 31,	2003	2002	2001
Income from continuing operations	$ 86	$ 75	$ 171
Effect of dilution:			
Convertible bonds, net of tax	–	(187)	–
Income (loss) from continuing operations, adjusted	**86**	**(112)**	**171**
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	–	(63)
Net loss, adjusted	**$ (767)**	**$ (970)**	**$ (729)**
Weighted average number of shares outstanding (in millions)	1,220	1,113	1,132
Dilutive potential shares:			
Convertible bonds	–	53	–
Diluted weighted average number of shares outstanding (in millions)	**1,220**	**1,166**	**1,132**
Earnings per share:			
Income (loss) from continuing operations, adjusted	$ 0.07	$ (0.10)	$ 0.15
Loss from discontinued operations, net of tax	(0.70)	(0.73)	(0.73)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	–	(0.06)
Net loss, adjusted	**$ (0.63)**	**$ (0.83)**	**$ (0.64)**

Note 25 Restructuring charges

2001 Program

In July 2001, the Company announced and initiated a restructuring program (2001 Program) in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the 2001 Program are included in other income (expense), net. Termination benefits of $ 99 million, $ 149 million and $ 32 million were paid to approximately 2,270, 4,000 and 2,150 employees in 2003, 2002 and 2001, respectively. Approximately $ 12 million, $ 29 million and $ 31 million were paid to cover costs associated with lease terminations and other exit costs in 2003, 2002 and 2001, respectively. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate a $ 22 million and $ 21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net in 2003 and 2002, respectively. Currency fluctuations resulted in a $ 23 million and $ 25 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003 and 2002, respectively. Accrued liabilities included $ 9 million and $ 94 million for termination benefits and $ 27 million and $ 52 million for lease terminations and other exit costs as of December 31, 2003 and 2002, respectively.

As a result of the 2001 Program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $ 18 million and $ 41 million in 2002 and 2001, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Step change program

In October 2002, the Company announced the Step change program. The Company estimates that restructuring costs under the Step change program will be approximately $ 200 million in 2004. The goals of the Step change program are to increase competitiveness of the Company's core businesses (see Note 26), reduce overhead costs and streamline operations by approximately $ 900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the Step change program are included in other income (expense), net. Termination benefits of $ 145 million and $ 13 million were paid to approximately 1,500 and 200 employees in 2003 and 2002, respectively. Approximately $ 48 million and $ 1 million were paid to cover costs associated with lease terminations and other exit costs in 2003 and 2002, respectively. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $ 4 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net in 2003. Currency fluctuations resulted in a $ 27 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003. Accrued liabilities included $ 94 million and $ 38 million for termination benefits and $ 37 million and $ 25 million for lease terminations and other exit costs at December 31, 2003 and 2002, respectively.

As a result of the Step change program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $ 3 million and $ 2 million in 2003 and 2002, respectively, to write down these assets to their fair value. These costs are included in cost of sales and other income (expense), net.

Note 25 Restructuring charges, continued

Other

Certain restructuring programs were initiated during 2003 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses (see Note 26). Anticipated savings will be recognized through the strategic divestments of these operations.

In 2003, the Company recognized restructuring charges of $ 83 million related to workforce reductions and $25 million related to lease terminations and other exit costs. These costs are included in other income (expense), net. Termination benefits of $ 34 million were paid to approximately 1,300 employees and $ 10 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $ 6 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $ 10 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $ 67 million for termination benefits and $ 35 million for lease terminations and other exit costs.

As a result of other restructuring programs, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $ 11 million in 2003, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Restructuring charges consist of the following:

Year ended December 31, 2003	2001 program	Step change	Other	**Total**
Restructuring charge for workforce reduction	$ –	$ 181	$ 83	**$ 264**
Restructuring charge for lease terminations and other	–	54	25	**79**
Write-down cost	–	3	11	**14**
Change in estimate	(22)	(4)	(6)	**(32)**
Total restructuring charges and related asset write-downs	**$ (22)**	**$ 234**	**$ 113**	**$ 325**

Year ended December 31, 2002				
Restructuring charge for workforce reduction	$ 165	$ 51	$ –	**$ 216**
Restructuring charge for lease terminations and other	38	26	–	**64**
Write-down cost	18	2	–	**20**
Change in estimate	(21)	–	(9)	**(30)**
Total restructuring charges and related asset write-downs	**$ 200**	**$ 79**	**$ (9)**	**$ 270**

Year ended December 31, 2001				
Restructuring charge for workforce reduction	$ 109	$ –	$ –	**$ 109**
Restructuring charge for lease terminations and other	71	–	–	**71**
Write-down cost	41	–	–	**41**
Change in estimate	–	–	–	**–**
Total restructuring charges and related asset write-downs	**$ 221**	**$ –**	**$ –**	**$ 221**

Cumulative

The cumulative amounts at December 31, 2003, for each plan are given below:

	2001 program	Step change	Other	**Total**
Restructuring charge for workforce reduction	$ 274	$ 232	$ 83	**$ 589**
Restructuring charge for lease terminations and other	109	80	25	**214**
Write-down cost	59	5	11	**75**
Change in estimate	(43)	(4)	(15)	**(62)**
Total restructuring charges and related asset write-downs	**$ 399**	**$ 313**	**$ 104**	**$ 816**

Note 25 Restructuring charges, continued

Segment information

Restructuring charges and related asset write-downs by segment consist of the following:

Year ended December 31,	2003	2002	2001
Power Technologies	$ 64	$ 62	$ 76
Automation Technologies	140	137	81
Non-core activities:			
Equity Ventures	–	–	–
Structured Finance	–	–	–
Building Systems	43	22	2
New Ventures	1	2	6
Other Non-core activities	49	15	13
Total Non-core activities	**93**	**39**	**21**
Corporate/Other	28	32	43
Total restructuring charges and related asset write-downs	**$ 325**	**$ 270**	**$ 221**

Note 26 Segment and geographic data

Effective January 1, 2003, in order to streamline the Company's structure and improve operational performance, the Company put into place two divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions and employed approximately 38,700 people at December 31, 2003, and Automation Technologies, which combined the former Automation Technology Products and Industries division and employed approximately 55,300 people at December 31, 2003. The remaining operations of the Company are grouped in Non-core activities. All periods presented have been restated to reflect the new organizational structure of the Company.

The Power Technologies division serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

Non-core activities includes the following:

- The Company's remaining Equity Ventures business;
- the Company's remaining Structured Finance business;
- the Company's remaining Building Systems business;
- the Company's New Ventures business area;
- the Company's Customer Service, Group Processes, Logistic Systems, and Semiconductors business areas.

Corporate/Other includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes, net operating assets and capital expenditures, all of which have been restated to reflect the changes to the Company's internal structure, including the effect of inter-division transactions.

Note 26 Segment and geographic data, continued

The following tables summarize information for each segment:

2003	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets [1]	Capital expenditures [2]
Power Technologies	$ 7,680	$ 180	$ 563	$ 2,624	$ 120
Automation Technologyies	9,897	255	773	3,787	157
Non-core activities:					
Equity Ventures[3]	26	5	76	1,151	46
Structured Finance	48	1	(65)	643	–
Building Systems	1,829	9	(104)	9	3
New Ventures	53	5	(21)	313	11
Other Non-core activities	581	57	(67)	(237)	9
Total Non-core activities	**2,537**	**77**	**(181)**	**1,879**	**69**
Corporate/Other	822	65	(475)	2,524	53
Inter-division elimination	(2,141)	–	(24)	(1,128)	–
Consolidated	**$ 18,795**	**$ 577**	**$ 656**	**$ 9,686**	**$ 399**

2002	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets [1]	Capital expenditures [2]
Power Technologies	$ 6,963	$ 166	$ 433	$ 2,335	$ 114
Automation Technologies	8,464	202	517	3,483	133
Non-core activities:					
Equity Ventures[3]	19	–	43	1,062	–
Structured Finance	66	1	96	1,165	2
Building Systems	2,375	11	(113)	68	9
New Ventures	50	11	(37)	262	14
Other Non-core activities	937	75	(170)	(159)	20
Total Non-core activities	**3,447**	**98**	**(181)**	**2,398**	**45**
Corporate/Other	860	78	(350)	2,346	144
Inter-division elimination	(2,268)	–	(73)	(736)	–
Consolidated	**$ 17,466**	**$ 544**	**$ 346**	**$ 9,826**	**$ 436**

2001	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets [1]	Capital expenditures [2]
Power Technologies	$ 6,776	$ 189	$ 405	$ 2,054	$ 128
Automation Technologies	8,496	296	514	3,173	144
Non-core activities:					
Equity Ventures[3]	34	–	75	1,069	–
Structured Finance	97	4	1	1,513	8
Building Systems	2,613	17	18	(35)	11
New Ventures	97	15	(143)	269	32
Other Non-core activities	1,278	65	(64)	(527)	61
Total Non-core activities	**4,119**	**101**	**(113)**	**2,289**	**112**
Corporate/Other	1,596	86	(157)	2,732	167
Inter-division elimination	(2,653)	–	(132)	(770)	–
Consolidated	**$ 18,334**	**$ 672**	**$ 517**	**$ 9,478**	**$ 551**

[1] Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less total liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

[2] Capital expenditures reflect purchases of tangible fixed assets.

[3] Includes the Company's investment in Jorf Lasfar Energy Company S.C.A.

Note 26 Segment and geographic data, continued
Geographic information

	Revenues Year ended December 31,			Long-lived assets December 31,	
	2003	2002	2001	2003	2002
Europe	$ 10,332	$ 9,739	$ 10,368	$ 2,084	$ 1,952
The Americas	3,572	3,834	4,346	388	403
Asia	3,346	2,587	2,420	307	281
Middle East and Africa	1,545	1,306	1,200	61	65
	$ 18,795	**$ 17,466**	**$ 18,334**	**$ 2,840**	**$ 2,701**

Revenues have been reflected in the regions based on the location of the customer. Long-lived assets primarily represent property, plant and equipment, net, and are shown by the location of the assets.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

Management estimates that approximately 65 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

ABB Ltd Group Auditors' Report

The Stockholders of ABB Ltd:

As auditors of the group, we have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2003 and 2002, and the related consolidated income statements, statements of cash flows, statements of changes in stockholders' equity and notes for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We did not audit the financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest, (the Company's equity in Jorf Lasfar Energy Company's net income is stated at $ 60 million in 2003, $ 66 million in 2002 and $ 81 million in 2001); we did not audit the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15% in 2002 and total revenues constituting 14% in 2002 and 11% in 2001 of the related consolidated totals; we did not audit the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, a corporation in which the Company had a 35% interest, (the Company's equity in Swedish Export Credit Corporation's consolidated net income (loss) is stated at $ 89 million in 2002 and $ (11) million in 2001); and we did not audit the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly-owned subsidiary, which statements reflect total losses of $ (346) million reflected as a component of the Company's 2001 loss from discontinued operations. Those statements were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the Swiss profession. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of consolidation relating to variable interest entities. As also discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill acquired in business combinations and it also adopted new criteria for classification of items accounted for as discontinued operations, resulting in reclassifications in all periods presented of items meeting the discontinued operations criteria after January 1, 2002. Additionally, as also discussed in Note 2, in 2001 the Company changed its method of accounting for derivative financial instruments.

Ernst & Young Ltd

C. Barone S.A. Reid

Auditors in charge

Zurich, February 18, 2004

Financial Statements of ABB Ltd, Zurich

Income Statement

Year ended December 31 (CHF in thousands)	2003	2002
Revenues	22	7
Personnel expenses	(32,555)	(33,609)
Other expenses	(22,828)	(34,432)
Dividend income	–	26,655
Interest income	90,632	103,688
Interest expense	(26,061)	(27,608)
Gain from sale of participations	–	307
Loss on sale of own shares	(19,976)	–
Write-down of participations	(1,050,000)	(4,898,780)
Write-down of own shares	–	(289,680)
Net loss	**(1,060,766)**	**(5,153,452)**

Balance Sheet

December 31 (CHF in thousands)	2003	2002
Cash and equivalents	57,020	152
Receivables	13,738	28,054
Total current assets	**70,758**	**28,206**
Long-term loans to subsidiary	4,470,000	3,570,000
Participations	5,300,910	3,750,910
Own shares	45,968	94,320
Total fixed assets	**9,816,878**	**7,415,230**
Total assets	**9,887,636**	**7,443,436**
Current liabilities	82,239	24,101
Short-term loan from subsidiary	–	72,228
Long-term loan from subsidiary	25,000	–
Provisions	238,628	–
Bonds	600,000	700,000
Total liabilities	**945,867**	**796,329**
Share capital	5,175,787	3,000,023
Legal reserve	1,779,669	600,005
Reserve for treasury shares	411,814	2,944,904
Other reserves	2,533,090	302,968
Retained earnings	102,175	4,952,659
Net loss	(1,060,766)	(5,153,452)
Total stockholders' equity	**8,941,769**	**6,647,107**
Total liabilities and stockholders' equity	**9,887,636**	**7,443,436**

Notes to Financial Statements

Note 1 General

ABB Ltd, Zurich (the Company) is the parent company of the ABB Group whose Consolidated Financial Statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of ABB Ltd and companies in which the Company has a controlling interest, as if the Company and its subsidiaries were a single company. The Consolidated Financial Statements are of overriding importance for the purpose of the economic and financial assessment of the Company. The unconsolidated financial statements of the Company are prepared in accordance with Swiss law and serve as complementary information to the Consolidated Financial Statements.

Note 2 Cash and equivalents

(CHF in thousands)	2003	2002
Cash and bank	521	152
Cash with subsidiary	56,499	–
Total	**57,020**	**152**

Note 3 Receivables

(CHF in thousands)	2003	2002
Non-trade receivables	8,592	9,897
Prepaid expenses	–	4
Accrued income from subsidiary	5,146	18,153
Total	**13,738**	**28,054**

Note 4 Long-term loans to subsidiary

(CHF in thousands)	2003	2002
Long-term loans to subsidiary	4,470,000	3,570,000

In 2002, the Company entered into an interest bearing credit agreement with ABB Asea Brown Boveri Ltd, Zurich. The loans are valued at cost. At December 31, 2002 these loans were pledged in connection with an US$ 1.5 billion credit facility. In December 2003, such facility was cancelled and the security released.

Note 5 Participations

				Ownership interest	
Company name	Purpose	Domicile	Share capital	2003	2002
ABB Asea Brown Boveri Ltd	Holding	CH-Zurich	CHF 2,768,000,000	100%	–
BBC Brown Boveri Ltd	Holding	CH-Zurich	CHF 570,580	100%	100%
ABB Holding Ltd	Holding	CH-Zurich	CHF 1,200,009,432	–	100%

ABB Holding Ltd was merged into ABB Asea Brown Boveri Ltd as per December 1, 2003. The increase in participations in 2003 consists of a contribution to an indirectly held subsidiary.

The investments in subsidiaries are valued at the lower of cost or fair value. Fair values are determined using the discounted cash flow method (DCF), based upon management's expectations as to the future cash flows and earnings of the subsidiaries for the years 2004 through 2008.

Note 6 Current liabilities

(CHF in thousands)	2003	2002
Non-trade payables	45,783	2,527
Non-trade payables to subsidiaries	4,479	3,202
Accrued expenses	28,688	18,310
Accrued expenses from subsidiaries	3,289	62
Total	**82,239**	**24,101**

Note 7 Provisions

In 2003, in conjunction with the issuance by a subsidiary of the Company of bonds convertible into ABB Ltd shares, the Company granted options to the subsidiary issuing the bonds to enable the subsidiary to meet its obligations to deliver shares when the bonds are converted. Provisions of CHF 238,628 thousand were recorded to reflect the value of the options in exchange for the receipt of cash. When the bonds are converted, or expire without conversion, the provisions will be released to other reserves in stockholders' equity.

Note 8 Bonds

(CHF in thousands)	2003	2002
Bond 1999–2009 3.75%	500,000	500,000
Note 2001–2008 3.75%	100,000	100,000
Note 2001–2003 3.25%	–	100,000
Total	**600,000**	**700,000**

Note 9 Stockholders' equity

(CHF in thousands)	Share capital	Legal reserve	Reserve for treasury shares	Other reserves	Retained earnings	Net loss	Total
Opening balance	3,000,023	600,005	2,944,904	302,968	4,952,659	(5,153,452)	6,647,107
Release of other reserves				(302,968)	302,968		–
Allocation to retained earnings					(5,153,452)	5,153,452	–
Share capital increase	2,175,764	1,179,664					3,355,428
Net release of reserve for treasury shares			(2,533,090)	2,533,090			–
Net loss for the year						(1,060,766)	(1,060,766)
Closing balance sheet	**5,175,787**	**1,779,669**	**411,814**	**2,533,090**	**102,175**	**(1,060,766)**	**8,941,769**

Share capital as per December 31, 2003	Number of registered shares	Par value	Total (CHF in thousands)
Issued shares	2,070,314,947	CHF 2.50	5,175,787
Contingent shares	300,000,000	CHF 2.50	750,000
Authorized shares	69,701,087	CHF 2.50	174,253

At the Company's Annual General Meeting held on May 16, 2003, the Company's shareholders approved amendments to its articles of incorporation providing for authorized share capital and an increase in contingent share capital.

The amendments included the creation of CHF 250 million in authorized share capital. This entitled the Company's Board of Directors to issue up to 100 million new shares of which approximately 30 million were allocated for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering Inc. The amendments also included an increase of contingent capital from CHF 200 million to CHF 750 million, allowing the issue of up to 300 million new shares.

On November 20, 2003, at an Extraordinary General Meeting of the shareholders, it was resolved to increase the Company's share capital by approximately 840 million shares through a rights issue which the Company completed in December issuing 840,006,602 new shares at an offer price of CHF 4 per share.

Treasury shares	2003		2002	
	Number of shares	Avg. price per share/CHF	Number of shares	Avg. price per share/CHF
Opening balance	86,830,312	33.92	86,830,312	33.92
Sales	(80,000,000)		–	–
Subtotal	6,830,312	29.46	86,830,312	33.92
Purchase[1]	4,781,217	4.00	–	–
Purchase	30,298,913	6.32	–	–
Closing balance	**41,910,442**	**9.83**	**86,830,312**	**33.92**

[1] Rights exercised

In March 2003, the Company and its subsidiary, ABB Equity Limited sold 80,000,000 treasury shares for total gross proceeds of approximately CHF 217 million.

In connection with the 7-for-10 rights offering, the Company exercised, in December 2003, its rights in respect of the remaining 6,830,312 treasury shares and received 4,781,217 shares at the offer price of CHF 4 per share.

In December 2003, the Company issued to ABB Asea Brown Boveri Ltd 30,298,913 shares for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering Inc. These shares will be held as treasury shares until used in connection with the pre-packaged plan.

The net equity value of the Company as reflected in these unconsolidated financial statements is approximately CHF 8.9 billion compared to a net equity value of approximately CHF 3.7 billion (approximately US$ 3 billion) disclosed in the Consolidated Financial Statements of ABB Ltd. The difference derives from the separate accounting bases applied to the unconsolidated and consolidated financial statements. In the unconsolidated financial statements, the net equity value reflects the use of the lower of cost or fair value to value ABB Ltd's shares and participations in subsidiaries. Such fair values are determined using the discounted cash flow method (DCF), based upon management's expectations as to the future cash flows and earnings of the subsidiaries for the years 2004 through 2008. The net equity value disclosed in the Consolidated Financial Statements reflects the aggregation of the equity of ABB Ltd's subsidiaries.

Note 10 Contingent liabilities

(CHF in thousands)	2003	2002
Liability to pension fund	532	1,034
Financial guarantee to subsidiary[1]	333,762	333,275
Total	**334,294**	**334,309**

[1] Relates to an intra-group financing.

The Company has entered into Keep-well agreements with certain indirect subsidiaries. A Keep-well agreement is a shareholder agreement between the Company and a subsidiary. These agreements provide for maintenance of a minimum net worth in the subsidiary and the maintenance of 100% direct or indirect ownership by the Company.

For those subsidiaries acting on the capital markets, the agreements additionally provide that if at any time the subsidiary has insufficient liquid assets to meet any payment obligation on its debt (as defined in the agreements) and has insufficient unused commitments under its credit facilities with its lenders, the Company will make available to the subsidiary sufficient funds to enable it to fulfill such payment obligation as it falls due.

A Keep-well agreement is not a guarantee by the Company for payment of the indebtedness, or any other obligation, of a subsidiary. No party external to the ABB Group is a party to any of these Keep-well agreements.

Combustion Engineering Inc, an indirect wholly owned subsidiary of the Company is defendant in numerous asbestos-related claims in the United States. Some claimants have named the Company and certain of its subsidiaries in connection with claims against Combustion Engineering Inc, but there has been no adjudication that any such entity has liability for such claims. There are also a lesser number of asbestos-related claims against certain other subsidiaries of the Company, which are not related to Combustion Engineering Inc. Please refer to Note 18 of the Consolidated Financial Statements of ABB Ltd for more detailed information.

As further described in Note 18 of the Consolidated Financial Statements of ABB Ltd, it is contemplated that the Company and certain of its subsidiaries will be liable for payments ranging from US$ 300 – 350 million. These payments will be set out in a promissory note to be issued on the effective date of the plan of reorganization of Combustion Engineering Inc under Chapter 11 of the U.S. Bankruptcy Code.

The Company is part of a value added tax group and therefore jointly liable to the federal tax department for the value added tax liabilities of the other members.

Note 11 Credit facility agreement

On November 17, 2003, the Company and certain of its subsidiaries entered into a new unsecured syndicated US$ 1 billion 3 year revolving credit facility which became available in December 2003 after the fulfillment of certain conditions including the repayment and cancellation of the existing US$ 1.5 billion credit facility. The Company is a guarantor of the new US$ 1 billion facility, but nothing was drawn under this facility at December 31, 2003.

Proposed appropriation of available earnings

(CHF in thousands)	2003	2002
Net loss for the year	(1,060,766)	(5,153,452)
Carried forward from previous year	102,175	4,952,659
Release of other reserves	1,000,000	302,968
Profit available to the Annual General Meeting	**41,409**	**102,175**
Dividend	–	–
Balance to be carried forward	**41,409**	**102,175**

The Board of Directors proposes to release CHF 1,000,000,000 of the other reserves to retained earnings, to not declare the distribution of a dividend and to carry forward the profit available to the Annual General Meeting in the amount of CHF 41,409,139.

Report of the Statutory Auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes; pages 98 to 101) of ABB Ltd, Zurich, for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

C. Barone	Y. Vontobel
Certified Public Accountant	Certified Accountant

Auditors in charge

Zurich, February 18, 2004

Investor information

ABB Ltd share price trend during 2003

During 2003, the price of ABB Ltd shares traded on the SWX Swiss Exchange (virt-x) increased 101%, while the Swiss Performance Index increased 22%. The price of ABB Ltd shares on Stockholmsbörsen increased 80%, outperforming the SAX Index, which increased by 30%.

Source: Bloomberg, SWX Swiss Exchange (virt-x), Stockholmsbörsen

Share price (data based on closing prices)

	SWX Swiss Exchange (virt-x/CHF)	Stockholmsbörsen (SEK)
High	6.66	39.88
Low	2.02	12.81
Year-end	6.27	36.10
Average daily traded number of shares	15,055,000	6,211,000

Market capitalization

On December 31, 2003, ABB Ltd's market capitalization based on outstanding shares (total number of outstanding shares: 2,028,404,505) was approximately $ 10.3 billion (CHF 12.7 billion, SEK 74.2 billion, EUR 8.1 billion)

Shareholder structure

As of December 31, 2003, the total number of shareholders directly registered with ABB Ltd was approximately 174,000. In addition, another 100,000 shareholders hold shares indirectly through nominees. In total, ABB has approximately 274,000 shareholders.

Major shareholders

As of December 31, 2003, Investor AB, Stockholm, Sweden, owned 204,115,142 shares of ABB Ltd, corresponding to 9.9% of total capital and votes.

On March 17, 2003, ABB Group announced that since March 14, 2003, it holds less than 1% of total capital and votes of ABB Ltd.

The Capital Group International, Inc., Los Angeles, CA, USA, informed ABB that as per December 31, 2003 it holds for its clients 133,888,830 shares of ABB Ltd, corresponding to 6.5% of total capital and votes.

To the best of the company's knowledge, no other shareholder holds 5% or more of the total voting rights.

Dividend recommendation

Taking into consideration the net loss reported, the board of directors proposes that no dividend be paid for 2003.

Per-share data

	2003	2002
Dividend (CHF)	n.a.[1]	0
Par value (CHF)	2.50	2.50
Vote per share	1	1
Weighted average number of shares outstanding (in millions)[2]	1,220	1,113
Dilution from convertible bonds (in millions)	–	53
Diluted weighted average number of shares outstanding (in millions)	1,220	1,166

(1) *It will be proposed to the Annual General Meeting that no dividend be paid for 2003.*
(2) Following the rights issue completed in December 2003, there were 2,028,404,505 shares outstanding at December 31, 2003.

Key ratios

(US$)	2003	2002
EBITDA per share[1]	1.02	0.86
Basic (loss) per share	(0.63)	(0.70)
Diluted (loss) per share[1]	(0.63)	(0.83)
Stockholders' equity per share[2]	1.49	0.91
Cash flow per share[1]	n.a.	0.02
Dividend pay-out-ratio (%)	n.a.	n.a.
Direct yield (%)	n.a.	n.a.
Market-to-book (%)	340.4	310.6
Basic P / E ratio	n.a.	n.a.
Diluted P / E ratio	n.a.	n.a.

(1) Calculation based on diluted weighted average number of shares outstanding
(2) Calculation based on the number of shares outstanding as of December 31

ABB Ltd annual general meeting

The 2004 Annual General Meeting of ABB Ltd will be held at 10:00 a.m. on Tuesday, May 18, 2004 at the Messe Zurich hall in Zurich-Oerlikon, Switzerland. The General Meeting will be held principally in German and will be simultaneously translated into Swedish, English and French. Shareholders entered in the share register, with the right to vote, by May 7, 2004, are entitled to participate in the General Meeting.

Admission cards

Holders of registered shares of ABB Ltd will receive their admission cards on request using the reply form enclosed with the invitation. The reply form or a corresponding notification must reach the company not later than May 11, 2004. For technical reasons, notifications arriving after that date can no longer be taken into consideration. The full text of the invitation in accordance with Article 700 of the Swiss Code of Obligations will be published in Schweizerisches Handelsamtsblatt on April 23, 2004.

For shareholders in Sweden an Information Meeting will be held in Västerås, Sweden, on May 24, 2004 at 4:00 p.m.

ABB shareholders' calendar 2004

Three months results 2004	April 29
ABB Ltd Annual General Meeting, Zurich	May 18
ABB Ltd Information Meeting, Västerås	May 24
Six-month results 2004	July 29
Nine-month results 2004	October 28

Price trend for ABB Ltd shares


Price trend for ABB Ltd shares, Zurich
Swiss Performance Index rebased, Zurich
CHF
7
6
5
4
3
2
1
0
1/03
2/03
3/03
4/03
5/03
6/03
7/03
8/03
9/03
10/03
11/03
12/03
Price trend for ABB Ltd shares, Stockholm
SAX Index rebased, Stockholm
SEK
45
40
35
30
25
20
15
10
5
0
1/03
2/03
3/03
4/03
5/03
6/03
7/03
8/03
9/03
10/03
11/03
12/03

Source: Bloomberg

Stock Exchange listings

ABB Ltd is listed on the SWX Swiss Exchange (virt-x), Stockholmsbörsen, Frankfurt Stock Exchange, London Stock Exchange and New York Stock Exchange.

Ticker symbols for ABB Ltd

SWX Swiss Exchange (virt-x)	ABBN
Stockholmsbörsen	ABB
Frankfurt Stock Exchange	ABJ
London Stock Exchange	ANN
New York Stock Exchange (NYSE)	ABB

Ticker symbols for ABB Ltd at Bloomberg

SWX Swiss Exchange (virt-x)	ABBN VX
Stockholmsbörsen	ABB SS
Frankfurt Stock Exchange	ABJ GR
London Stock Exchange	ANN LN
New York Stock Exchange (NYSE)	ABB US

Ticker symbols for ABB Ltd at Reuters

SWX Swiss Exchange (virt-x)	ABBN.VX
Stockholmsbörsen	ABB.ST
Frankfurt Stock Exchange	ABBN.F
London Stock Exchange	ABBNq.L
New York Stock Exchange (NYSE)	ABB.N

The global ISIN code for the ABB share is: CH 001 222 171 6.

Credit rating for ABB Ltd as of December 31, 2003

Standard & Poor's

Long-term Corporate Credit Rating:	BB+
Long-term Senior Unsecured debt:	BB–
Short-term Corporate Credit Rating:	B
Positive Outlook	

Moody's

Long-term Senior Implied Rating:	Ba3
Long-term Senior Unsecured Rating:	B1
Short-term Debt rating:	Not Prime
Positive Outlook	

The credit rating can be subject to revision at any time.

Bondholder information

Outstanding public bonds as of February 29, 2004.

Issuer	Original issued principal amount	Coupon	Due	Bloomberg ticker	Reuters ticker
ABB International Finance Ltd	EUR 500 million	5.25%	2004	ABB 5.25 03/08/04	CH010817129=
ABB International Finance Ltd	ITL 200 billion	8.125%	2004	ABB 8.125 03/10/04	CH004909615=
ABB Finance Inc.	USD 250 million	6.75%	2004	ABB 6.75 06/03/04	CH007637454=
ABB International Finance Ltd	CHF 400 million	3%	2004	ABB 3 08/19/04	CH830110=
ABB International Finance Ltd	EUR 300 million	5.375%	2005	ABB 5.375 06/30/05	CH011319629=
ABB International Finance Ltd	JPY 50 billion	0.5%	2005	ABB 0.5 09/20/05	CH013519668=
ABB International Finance Ltd	EUR 475 million	5.125%	2006	ABB 5.125 01/11/06	CH012214901=
ABB International Finance Ltd	USD 968 million Convertible	4.625%	2007	ABB 4.625 05/16/07	CH014749721=
ABB International Finance Ltd	EUR 500 million	9.5%*	2008	ABB 9.5 01/15/08	CH014855653=
ABB International Finance Ltd	GBP 200 million	10%*	2009	ABB 10 05/29/09	CH014855661=
ABB Ltd	CHF 500 million	3.75%	2009	ABB 3.75 09/30/09	CH896367=S
ABB International Finance Ltd	CHF 1,000 million Convertible	3.5%	2010	ABB 3.5 09/10/10	CH1653740=S
ABB International Finance Ltd	EUR 650 million	6.5%	2011	ABB 6.5 11/30/11	CH018119617=

* Excl. step-up

ABB Group statistical data

(US$ millions, other than ratios, employees and percentages)	2003	2002	2001
Consolidated Income Statements			
Revenues	18,795	17,466	18,334
Earnings before interest and taxes (EBIT)	656	346	517
Income from continuing operations before taxes and minority interest	246	220	294
Income from continuing operations	86	75	171
Net income	(767)	(783)	(729)
Consolidated Balance Sheets			
Cash and equivalents	4,669	2,336	2,311
Marketable securities	473	589	1,229
Other current assets	16,371	17,522	19,603
Non-current assets	8,900	9,086	9,162
Total assets	30,413	29,533	32,305
Short-term borrowings and current maturities of long-term borrowings	1,597	2,570	4,701
Other current liabilities	14,615	16,220	15,820
Long-term borrowings	6,290	5,358	4,999
Other long-term liabilities	4,600	4,114	4,595
Stockholders' equity including minority interest	3,311	1,271	2,190
Total liabilities and stockholders' equity	30,413	29,533	32,305
Consolidated Statements of Cash Flows			
Net cash provided by (used in) operating activities	(161)	19	1,983
Net cash provided by (used in) investing activities	754	2,651	(1,218)
Net cash provided by (used in) financing activities	1,591	(2,812)	677
Effects of exchange rate changes on cash and equivalents – continuing operations	150	141	(72)
Net change in cash and equivalents	2,333	25	1,126
Other data			
Orders received	18,703	17,352	18,651
EBITDA [1]	1,233	890	1,157
Capital expenditures, excluding purchased intangible assets	399	436	551
Research and development expense	613	547	590
Order-related development expenditures	317	248	404
Dividends declared pertaining to fiscal year (Swiss francs in millions)	–	–	–
Total debt	7,887	7,928	9,700
Gearing	70%	86%	82%
Net debt position	(2,745)	(5,003)	(6,160)
Net operating assets	9,686	9,826	9,478
Number of employees	116,464	139,051	156,865
Ratios			
Earnings before interest and taxes/Revenues	3.5%	2.0%	2.8%
Return on equity	(38.0%)	(52.4%)	(20.4%)
Current assets/Current liabilities	1.33	1.09	1.13
Liquidity ratio	21.5%	18.5%	19.3%
Net operating assets/Revenues	51.5%	56.3%	51.7%
Net working capital/Revenues	10.7%	10.5%	8.6%

Exchange rates

Main exchange rates used in the translation of the Financial Statements

Currency	ISO Codes	Average 2003/$	Year-end 2003/$	Average 2002/$	Year-end 2002/$
Australian dollar	AUD	1.54	1.33	1.84	1.77
Brazilian real	BRL	3.10	2.90	2.94	3.54
Canadian dollar	CAD	1.41	1.29	1.57	1.58
Chinese yuan renminbi	CNY	8.28	8.28	8.28	8.28
Danish krone	DKK	6.56	5.91	7.90	7.08
EURO	EUR	0.88	0.79	1.06	0.95
Indian rupee	INR	46.61	45.60	48.55	47.97
Japanese yen	JPY	115.89	106.94	125.17	118.71
Norwegian krone	NOK	7.04	6.67	8.00	6.93
Polish zloty	PLN	3.90	3.74	4.07	3.83
Pound sterling	GBP	0.61	0.56	0.67	0.62
Swedish krona	SEK	8.08	7.20	9.71	8.74
Swiss franc	CHF	1.34	1.24	1.56	1.39

The complete ABB Group Annual Report 2003 consists of an Operational review, a Financial review and a Sustainability review. For an additional copy of this or any other of the reviews, please use the contact information on the back of this document, or download copies from www.abb.com. The complete report is published in English, German, Swedish and French. The English-language version is binding.

ABB Ltd
Corporate Communications
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0)43 317 7111
Fax: +41 (0)43 317 7958

www.abb.com

ABB Ltd
Investor Relations
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0)43 317 7111
Fax: +41 (0)43 317 9817

ABB Inc.
Investor Relations
P.O. Box 5308
Norwalk CT 06856-5308
USA
Tel: +1 203 750 7743
Fax: +1 203 750 2262

ABB Ltd
Investor Relations
SE-721 83 Västerås
Sweden
Tel: +46 (0)21 32 50 00
Fax: +46 (0)21 32 54 48